ARRANGEMENT

involving

LUNDIN MINING CORPORATION

and

HUDBAY MINERALS INC.

SPECIAL MEETING OF SHAREHOLDERS OF

LUNDIN MINING CORPORATION

TO BE HELD ON JANUARY 26, 2009

NOTICE OF SPECIAL MEETING AND

MANAGEMENT PROXY CIRCULAR

December 22, 2008

These materials are important and require your immediate attention. They require shareholders of Lundin Mining Corporation to make important decisions. If you are in doubt as to how to make your decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation or have questions regarding the arrangement described in this Notice of Special Meeting and Management Proxy Circular, please contact Kingsdale Shareholder Services Inc., toll-free, at 1-866-581-1392.

December 22, 2008

Dear Lundin Mining Shareholder:

On behalf of the Board of Directors (the “Directors”) of Lundin Mining Corporation (“Lundin”), we would like to invite you to join us at the special meeting of shareholders of Lundin that will be held on January 26, 2009 at 10:00 a.m. (Toronto time) at the Imperial Room at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, M5J 1E3.

At the meeting, you will be asked to consider and, if deemed advisable, approve an arrangement under the Canada Business Corporations Act, whereby HudBay Minerals Inc. (“HudBay”) will acquire all of the issued and outstanding common shares of Lundin. Through the arrangement, shareholders of Lundin will receive 0.3919 of a common share of HudBay for each common share of Lundin and Lundin will become a wholly-owned subsidiary of HudBay.

The Directors (other than the interested Directors, being Colin K. Benner, Donald K. Charter and John H. Craig, who were not present), based in part on the unanimous recommendation of the special committee of Lundin comprised of independent Directors (the “Special Committee”), have determined unanimously that the arrangement is fair to the shareholders of Lundin and in the best interests of Lundin and recommend that shareholders vote FOR the arrangement.

In making their determinations, the Special Committee and Directors considered, among other things, a fairness opinion delivered by Haywood Securities Inc. to the Special Committee to the effect that, as of November 21, 2008, and based upon and subject to the analyses, assumptions, qualifications and limitations set forth in the fairness opinion, the consideration to be received by holders of common shares of Lundin under the arrangement was fair, from a financial point of view, to the holders of Lundin shares. A copy of Haywood Securities Inc.’s fairness opinion is included as Appendix D to the management proxy circular accompanying this letter.

To become effective, the resolution approving the arrangement must be approved by at least 66 2/3% of the votes cast by holders of Lundin shares present in person, or represented by proxy, and entitled to vote at the special meeting.

The Directors and executive officers of Lundin intend to vote their Lundin shares FOR the arrangement. Certain shareholders of Lundin and the Directors (other than Messrs. Benner, Charter and Craig), together holding approximately 16.9% of the outstanding Lundin shares, entered into voting agreements with HudBay pursuant to which they have agreed, among other things, to vote their Lundin shares (or in the case of 1875 Finance SA, 18,500,000 Lundin shares held by it) in favour of the arrangement. In addition, HudBay has agreed to vote its Lundin shares in favour of the arrangement. As a result, approximately 36.8% of the outstanding Lundin shares have agreed to vote in favour of the arrangement.

The accompanying notice of special meeting of shareholders and management proxy circular provide a full description of the arrangement and include certain other information (including the full text of the arrangement agreement relating to the arrangement and the fairness opinion) to assist you in considering how to vote on the arrangement. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax or other professional advisor. You may also obtain more information about Lundin and HudBay at the website maintained by the Canadian Securities Administrators at www.sedar.com and at the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Your vote is important regardless of how many Lundin shares you own. We hope that you will be able to attend the special meeting or submit a proxy.

If, like most shareholders, you hold your Lundin shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the special meeting and you should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive common shares of HudBay for your Lundin shares if the proposed arrangement is completed.

If you are a registered shareholder, whether or not you plan to attend the meeting in person, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose, or by following the procedures for either telephone or internet voting provided in the accompanying management proxy circular. To be used at the meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to Lundin Mining Corporation c/o Computershare Investor Services Inc. at (416) 263-9524 or 1-866-249-7775), before 5:00 p.m. (Toronto time), on January 22, 2009 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the original meeting).

You will be asked at the meeting to make important decisions. If you are in doubt as to how to make your decisions please contact your financial, legal, tax or other professional advisor. If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Kingsdale Shareholder Services Inc., Lundin’s proxy solicitation agent, toll-free, at 1-866-581-1392.

If the shareholders of Lundin approve the arrangement and all of the conditions to the arrangement are satisfied, or where permitted, waived, it is anticipated that the arrangement will be completed on or about January 28, 2009.

On behalf of the Directors, we would like to take this opportunity to thank you for the support you have shown as a shareholder of Lundin.

Yours very truly,

Lukas H. Lundin	Philip J. Wright
Chairman	President, Chief Executive Officer and Director

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Shares”) in the capital of Lundin Mining Corporation (“Lundin”) will be held on January 26, 2009 commencing at 10:00 a.m. (Toronto time) at the Imperial Room at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, M5J 1E3 for the following purposes:

1.	to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated December 22, 2008, as the same may be amended (the “Interim Order”), and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is attached to the accompanying management proxy circular (the “Circular”) as Appendix A, to approve an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving, among other things, the acquisition by HudBay Minerals Inc. (“HudBay”) of all of the issued and outstanding Shares, all as more fully set forth in the Circular; and

2.	to transact such other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

The full text of the arrangement agreement entered into in respect of the Arrangement and the related transactions, the plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement and the Interim Order are attached to the Circular as Appendix B, Appendix C and Appendix E, respectively.

The directors of Lundin (other than the interested directors, being Colin K. Benner, Donald K. Charter and John H. Craig) unanimously recommend that Shareholders vote FOR the resolution approving the Arrangement. Only Shareholders of record as of 5:00 p.m. (Toronto time) on December 22, 2008, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting or any postponement(s) or adjournment(s) thereof.

If you are a registered Shareholder, whether or not you plan to attend the Meeting in person, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose, or by following the procedures for either telephone or internet voting provided in the accompanying Circular. Proxies must be received by our transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to Lundin Mining Corporation c/o Computershare Investor Services Inc. at (416) 263-9524 or 1-866-249-7775), before 5:00 p.m. (Toronto time), on January 22, 2009 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the original meeting).

If you are a non-registered, beneficial Shareholder, you must follow the instructions provided by your broker, investment dealer, bank, trust company or other intermediary to ensure that your vote is counted at the Meeting and you should contact your broker, investment dealer, bank, trust company or other intermediary to instruct them to deliver your Shares to the depositary under the Arrangement.

If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other intermediary how to vote, you will not be considered to be represented by proxy for the purpose of approving the special resolution approving the Arrangement. The Shares represented by a properly executed proxy will be voted on any ballot that may be conducted at the Meeting in accordance with your instructions and, if you specify a choice with respect to any matter to be acted upon, your Shares shall be voted accordingly. In the absence of instructions, your Shares will be voted FOR each of the matters referred to in the proxy.

Registered Shareholders have a right to dissent in respect of the special resolution and to be paid an amount equal to the fair value of their Shares. This right is described in the Circular. The dissent procedures require that a registered Shareholder who wishes to dissent must send to Lundin: (a) at Suite 1500, 150 King Street West, Toronto, Ontario, M5H 1J9 or (b) by facsimile transmission to (416) 348-0303, in either case to be received by Lundin not later than 5:00 p.m. (Toronto time) on January 22, 2009 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the original meeting), a written notice of objection to the special resolution and must otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. See “Dissenting Registered Shareholders’ Rights” in the Circular and Appendix G to the Circular.

Beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS ARE ENTITLED TO DISSENT.

The Circular provides additional information relating to matters to be dealt with at the Meeting and is deemed to form part of this notice. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Lundin before the Meeting or by the chairman of the Meeting.

If you have any questions or require more information regarding the procedures for voting or completing your proxy or transmittal documentation, please contact Kingsdale Shareholder Services Inc., Lundin’s proxy solicitation agent, toll-free, at 1-866-581-1392.

DATED at Toronto, Ontario on December 22, 2008.

BY ORDER OF THE BOARD OF DIRECTORS,

Philip J. Wright
President, Chief Executive Officer and Director

i

LUNDIN MINING CORPORATION

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Lundin. The accompanying form of proxy is for use at the Meeting and at any adjournment(s) or postponement(s) of the Meeting and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on pages 88 to 96 of this Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The issuance of the HudBay Shares pursuant to the Arrangement will not be registered under the 1933 Act and will be made in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act on the basis of the approval of the Court as described under “Principal Legal Matters — United States Securities Law Considerations” in this Circular.

Lundin and HudBay are corporations governed by the CBCA. The solicitation of proxies by Lundin hereunder is not subject to the proxy solicitation rules of the 1934 Act and the disclosure in this Circular differs from that of a company subject to the disclosure requirements of Section 14(a) of the 1934 Act.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain material respects, and thus they may not be comparable to financial statements of U.S. companies. See “Reporting Currencies and Accounting Principles” in this Circular.

Lundin Shareholders should be aware that the acquisition by HudBay of their Lundin Shares in exchange for HudBay Shares pursuant to the Arrangement may have tax consequences in both the United States and Canada. See “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations” and “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations” in this Circular.

The enforcement by Lundin Shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Lundin and HudBay are governed by the CBCA and that some or all of their respective directors, officers and the experts named in this Circular are not residents of the United States and that all of Lundin’s and most of HudBay’s assets are located outside the United States. You may not be able to sue a Canadian federally incorporated company or its respective directors or officers in a Canadian court for violations of U.S. Securities Laws and it may be difficult to compel these entities and their respective affiliates to subject themselves to a judgment by a U.S. court.

CAUTIONARY NOTICE TO SHAREHOLDERS IN THE UNITED STATES
REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the mineral properties of Lundin and HudBay has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with Canadian National Instrument 43-101 — Standards of

Disclosure for Mineral Projects (“NI 43-101”), the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Lundin Shareholders are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, Lundin Shareholders are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, Lundin Shareholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Circular and the information incorporated by reference in this Circular contain “forward-looking statements” and “forward-looking information” under applicable Securities Laws (collectively, the “forward-looking statements”) relating, but not limited to, Lundin’s and HudBay’s expectations, intentions, plans and beliefs. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, “will” or similar words suggesting future outcomes or other expectations, intentions, plans, beliefs, objectives, assumptions or statements about future events or performance.

Lundin Shareholders are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. In evaluating these statements, Lundin Shareholders should specifically consider various factors, including the risks outlined under the headings “Information Concerning Lundin — Risk Factors Related to Lundin”, “Information Concerning HudBay — Risk Factors Related to HudBay” and “Risk Factors Related to the Arrangement and the Combined Company” in this Circular, which risks may cause actual results to differ materially from any forward-looking statement.

Assumptions upon which forward-looking statements related to the Arrangement are based include, without limitation, (a) that the Lundin Shareholders will approve the Arrangement Resolution in the manner required by the Interim Order; (b) that the Court will approve the Arrangement; and (c) that all other conditions to the completion of the Arrangement will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Lundin and HudBay and may not prove to be correct.

Factors that could cause actual results of Lundin, HudBay or the combined company to vary materially from results anticipated by such forward-looking statements include, but are not limited to, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the businesses of Lundin and HudBay not being integrated successfully or such integration providing more difficult, time consuming or costly than expected.

Certain of the forward-looking statements and other information contained in this Circular or incorporated in this Circular by reference concerning HudBay and HudBay’s general expectations concerning the mining industry are based on estimates prepared by HudBay using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which

v

HudBay believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise.

Lundin and HudBay caution that the list of forward-looking statements, risks and assumptions set forth or referred to above is not exhaustive. All forward-looking statements in this Circular are qualified by these cautionary statements. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking statements are discussed in Lundin’s public filings with the Canadian and United States Securities Authorities and HudBay’s public filings with the Canadian Securities Authorities. These statements are made as of the date of this Circular and neither Lundin nor HudBay undertakes to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent expressly required by Law. Neither Lundin nor HudBay undertakes any obligation to comment on analyses, expectations or statements made by third parties in respect of Lundin, its financial or operating results or its securities or HudBay, its financial or operating results or its securities, respectively.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” and “CDN$” in this Circular refer to Canadian dollars, and all references to “US$” in this Circular refer to U.S. dollars. The Lundin Financial Statements are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Certain financial information in the Lundin Financial Statements is reconciled to U.S. GAAP. For a discussion of the material measurement and recognition differences between U.S. GAAP and Canadian GAAP as they relate to the Lundin Financial Statements, see Note 23 to Lundin’s audited consolidated financial statements for the year ended December 31, 2007. The HudBay Financial Statements incorporated by reference in this Circular are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

EXCHANGE RATES

The following table sets forth (a) the noon rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the periods indicated, (b) the average noon rates of exchange for such periods, and (c) the high and low noon rates of exchange during such periods, in each case based on the noon rates of exchange as quoted by the Bank of Canada.

	January 1, 2008
	through	Year Ended December 31,
Canadian Dollar per U.S. Dollar	December 19, 2008	2007	2006	2005

Noon rate at end of period	1.2275	0.9881	1.1653	1.1659
Average noon rate for period	1.0623	1.0748	1.1342	1.2116
High noon rate for period	1.2969	1.1853	1.1726	1.2704
Low noon rate for period	0.9719	0.9170	1.0990	1.1507

On November 20, 2008, the last trading day before the announcement of the Arrangement, the rate of exchange was US$1.00 equals $1.2855, based on the noon rate of exchange as quoted by the Bank of Canada.

On December 19, 2008, the rate of exchange was US$1.00 equals $1.2275 based on the noon rate of exchange as quoted by the Bank of Canada.

REFERENCE TO ADDITIONAL INFORMATION

This Circular incorporates by reference important business and financial information about HudBay from documents that are not included in or delivered with this Circular. For a listing of the documents incorporated by reference into this Circular, see “Documents Incorporated by Reference” and “Where You Can Find More Information” beginning on page 82 of this Circular.

You can obtain documents related to HudBay that are incorporated by reference into this Circular, without charge, from the SEDAR website at www.sedar.com. You can also obtain documents related to HudBay by requesting them from the Corporate Secretary of HudBay.

You can obtain documents related to Lundin from the SEDAR website at www.sedar.com and the SEC website at www.sec.gov, or by requesting them from the Corporate Secretary of Lundin.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at December 22, 2008, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted in those documents.

No person has been authorized by Lundin or HudBay to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular, and if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Lundin Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

If you hold Lundin Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Lundin Shares that you beneficially own.

INFORMATION PERTAINING TO HUDBAY

Certain information pertaining to HudBay, including forward-looking statements made by HudBay, included or incorporated by reference in this Circular and including, but not limited to, information pertaining to HudBay under “Information Concerning HudBay” and “The Combined Company After the Arrangement” and the unaudited pro forma consolidated financial statements of HudBay attached as Appendix H to this Circular has been furnished by HudBay or is based on publicly available documents and records on file with the Canadian Securities Administrators and other public sources. See “Documents Incorporated by Reference” in this Circular. Although Lundin does not have any knowledge that would indicate that any such information is untrue or incomplete, neither Lundin nor any of its Directors, executive officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by HudBay to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them. Lundin does not have any knowledge of any material information concerning HudBay, or concerning the HudBay Shares, that has not been generally disclosed.

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT

This Circular is provided in connection with the solicitation of proxies by management of Lundin for use at the Meeting. The following are questions that you may have regarding the Meeting and the proposed Arrangement and answers to such questions. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Circular. You are urged to read this entire Circular, its appendices and the documents referred to and incorporated by reference in this Circular before making any decisions.

Q:	What am I voting on?

A:	You are being asked to vote FOR the Arrangement Resolution approving the Arrangement, which provides for, among other things, HudBay acquiring all of the issued and outstanding Lundin Shares. You also are being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournment(s) or postponement(s) of the Meeting.

Q:	When and where is the Meeting?

A:	The Meeting will take place on January 26, 2009 at 10:00 a.m. (Toronto time) at the Imperial Room at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, M5J 1E3.

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of Lundin. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the Directors, executive officers or agents of Lundin retained to assist in the solicitation of proxies. Kingsdale Shareholder Services Inc. is acting as Lundin’s proxy solicitation agent. The fees and expenses of Kingsdale Shareholder Services Inc. will be paid by Lundin.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Only Lundin Shareholders of record as of 5:00 p.m. (Toronto time) on December 22, 2008, the record date for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. Lundin Shareholders who become holders of record of Lundin Shares after December 22, 2008 and who wish to vote at the Meeting must make arrangements with the person(s) from whom they acquired the Lundin Shares to direct how such Lundin Shares may be voted at the Meeting.

The Meeting Materials are being sent by Lundin directly to Registered Shareholders and to Intermediaries for distribution to Non-Registered Shareholders. If you are a Registered Shareholder, please see “Information Concerning Voting at the Meeting — Registered Shareholders” in this Circular. If you are a Non-Registered Shareholder, please see “Information Concerning Voting at the Meeting — Non-Registered Shareholders” in this Circular.

The quorum for the transaction of business at the Meeting will be two individuals present or represented by proxy at the Meeting, each being a Lundin Shareholder entitled to vote at the Meeting.

Q:	How many Lundin Shares are entitled to vote?

A:	As of December 19, 2008, 487,433,771 Lundin Shares are entitled to vote at the Meeting.

Q:	What will I receive in the Arrangement?

A:	If the Arrangement is completed, Lundin Shareholders (other than Dissenting Shareholders and HudBay) will be entitled to receive consideration of 0.3919 of a HudBay Share for each outstanding Lundin Share.

Q:	How does the Consideration offered for Lundin Shares compare to the market price of the Lundin Shares before the Arrangement was announced?

A:	The Consideration to be received by the Lundin Shareholders under the Arrangement represented, as of November 20, 2008, a premium of approximately 32% over the volume weighted average trading price of Lundin Shares on the TSX for the 30 trading days ended November 20, 2008 (the trading day before the Arrangement was announced) based on the volume weighted average trading price of HudBay Shares on the

TSX for the 30 trading days ended November 20, 2008 and a premium of approximately 103% over the closing price of the Lundin Shares on the TSX on November 20, 2008 based on the closing price of the HudBay Shares on the TSX on November 20, 2008.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	The Arrangement Resolution must be passed by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Lundin Shareholders present in person, or represented by proxy, and entitled to vote at the Meeting.

The Supporting Shareholders have committed to vote all of the Lundin Shares held by such shareholders (or in the case of 1875 Finance SA, 18,500,000 Lundin Shares held by it) in favour of the Arrangement Resolution. As of December 19, 2008, the Supporting Shareholders owned approximately 16.9% of the outstanding Lundin Shares. In addition, pursuant to the Subscription Agreement, HudBay has agreed to vote the Subscription Shares in favour of the Arrangement Resolution. As a result, approximately 36.8% of the Lundin Shares have agreed to vote in favour of the Arrangement Resolution.

Q:	What are the recommendations of the Special Committee and the Directors?

A:	The Special Committee unanimously recommended that the Directors approve the Arrangement and recommend that Lundin Shareholders vote for the Arrangement, and the Directors unanimously (other than the interested Directors) recommend that Lundin Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why are the Special Committee and the Directors making this recommendation?

A:	In reaching their conclusion that the Arrangement is fair to the Lundin Shareholders, and that the Arrangement is in the best interests of Lundin, the Special Committee and the Directors (other than the interested Directors who were not present) considered and relied upon a number of factors, including those described under the headings “The Arrangement — Recommendation of the Special Committee”, “The Arrangement — Recommendation of the Directors” and “The Arrangement — Reasons for the Arrangement”.

Q:	In addition to the approval of Lundin Shareholders, are there any other approvals required for the Arrangement?

A:	Yes. The Arrangement requires the approval of the Court. See “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement” in this Circular.

Q:	Do any Directors and executive officers of Lundin have any interests in the Arrangement that are different from, or in addition to, those of the Lundin Shareholders?

A:	Certain Directors and executive officers of Lundin may have interests in the Arrangement that differ from those of Lundin Shareholders, including acting as directors of HudBay. See “The Arrangement — Interests of Directors, Executive Officers and Others in the Arrangement” in this Circular.

Q:	Will the Lundin Shares continue to be listed on the TSX and the NYSE and the Lundin SDRs on the OMX after the Arrangement?

A:	No. The Lundin Shares will be de-listed from the TSX and the NYSE and the Lundin SDRs will be de-listed from the OMX when the Arrangement is completed. The HudBay Shares are currently listed for trading on the TSX. It is expected that, in connection with the closing of the Arrangement, the HudBay Shares will be listed for trading on a national securities exchange in the United States and that the HudBay SDRs will be listed for trading on the OMX.

Q:	Should I send my Lundin Share certificates now?

A:	You are not required to send your certificates representing Lundin Shares to validly cast your vote in respect of the Arrangement Resolution. We encourage Registered Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with your Lundin Share certificate(s), prior to the Effective Date.

Q:	When can I expect to receive HudBay Shares for my Lundin Shares?

A:	If you hold your Lundin Shares through an Intermediary, then you are not required to take any action and the applicable number of HudBay Shares will be delivered to your Intermediary through the procedures in place for such purposes between CDS or similar entities and such Intermediaries. If you hold your Lundin Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process.

In the case of Registered Shareholders, as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable Lundin Share certificates and a duly and properly completed Letter of Transmittal, HudBay will cause the Depositary to forward a certificate representing the HudBay Shares to which the Registered Shareholder is entitled by first class mail, postage prepaid, to the address of the Lundin Shareholder as shown on the register maintained by the Transfer Agent or as directed in the Letter of Transmittal, unless the Lundin Shareholder indicates in the Letter of Transmittal that it wishes to pick up the certificate representing the HudBay Shares.

Q:	How will the votes be counted?

A:	The Transfer Agent counts and tabulates the proxies. Proxies are counted and tabulated by the Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Shareholders subject to a limited number of exceptions.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Some of these risks include the following:

•	There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of their satisfaction or waiver. Failure to complete the Arrangement could negatively impact the price of the Lundin Shares.

•	The Arrangement Agreement may be terminated by Lundin or HudBay in certain circumstances.

•	Under the Arrangement, Lundin Shareholders will receive HudBay Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, the HudBay Shares issuable under the Arrangement may have a market value lower than expected.

•	The issuance of HudBay Shares under the Arrangement and their subsequent sale may cause the market price of HudBay to decline.

•	The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Lundin and HudBay.

•	The combined company may not meet key production and cost estimates.

•	The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Lundin.

•	The combined company may not realize the benefits of its growth projects.

•	The combined company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.

•	The combined company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

•	The combined company may be classified as a PFIC for U.S. federal income tax purposes and, as a result, U.S. Holders who receive HudBay Shares in exchange for Lundin Shares pursuant to the Arrangement may be subject to adverse U.S. federal income tax rules.

See “Cautionary Statement Regarding Forward-Looking Statements”, “Information Concerning Lundin — Risk Factors Related to Lundin”, “Information Concerning HudBay — Risk Factors Related to HudBay” and “Risk Factors Related to the Arrangement and the Combined Company” in this Circular.

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Q:	What are the Canadian income tax consequences of the Arrangement?

A:	Generally, a Canadian resident Lundin Shareholder that holds Lundin Shares as capital property, other than a Dissenting Shareholder, will be able to exchange Lundin Shares for HudBay Shares without realizing a capital gain or a capital loss as a result of the Arrangement.

Generally, Lundin Shareholders who are non-residents of Canada for the purposes of the application of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Lundin Shares to HudBay under the Arrangement unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Lundin Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

It is expected that a Lundin Shareholder who dissents in respect of the Arrangement and who receives a payment from Lundin equal to the fair value of such holder’s Lundin Shares will realize a capital gain (or capital loss) to the extent that the amount of the payment, net of any interest awarded by a court, exceeds (or is less than) the aggregate of such holder’s adjusted cost base of such shares and any costs of disposition. Any interest awarded to a Dissenting Shareholder by a court will be subject to the normal rules in the Tax Act dealing with the receipt of interest.

Shareholders should review the more detailed information under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations” in this Circular, and consult with their own tax advisors regarding their particular circumstances.

Q:	What are the U.S. Federal income tax consequences of the Arrangement?

A:	The exchange of Lundin Shares for HudBay Shares pursuant to the Arrangement is intended to qualify as a Reorganization. If the Arrangement qualifies as a Reorganization, subject to the possible application of the PFIC rules described herein (see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations”), the Arrangement should result in the following U.S. federal income tax consequences: (a) no gain or loss would be recognized by a U.S. Holder on the exchange of Lundin Shares for HudBay Shares pursuant to the Arrangement, (b) the aggregate tax basis of a U.S. Holder in the HudBay Shares acquired in exchange for Lundin Shares pursuant to the Arrangement would be equal to such U.S. Holder’s aggregate tax basis in Lundin Shares exchanged, and (c) the holding period of a U.S. Holder in the HudBay Shares acquired in exchange for Lundin Shares pursuant to the Arrangement would include such U.S. Holder’s holding period for the Lundin Shares exchanged. If the Arrangement is not treated as a Reorganization, the Arrangement would be treated as a taxable transaction for U.S. federal income tax purposes. In addition, if Lundin is or has been classified as a PFIC for U.S. federal income tax purposes at any time during a U.S. Holder’s holding period of Lundin Shares, the foregoing discussion would not describe the U.S. federal income tax consequences of the Arrangement to such holder and, instead, such U.S. Holder would generally be subject to different and more adverse U.S. federal income tax consequences.

This summary is qualified in its entirety by the section of this Circular entitled “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations” and U.S. Holders are encouraged to read that section and consult with their tax advisers regarding the U.S. federal income tax consequences of the Arrangement, including the possible application of the PFIC rules to them in their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:	The Plan of Arrangement, the Interim Order and the Final Order provide the Registered Shareholders with dissent rights in connection with the Arrangement that will be available in the event that the Arrangement Resolution is approved by the Lundin Shareholders. Registered Shareholders considering exercising Dissent Rights should seek the advice of their own legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in the Circular, as well as the Plan of Arrangement, the Interim Order and the Final Order, and comply with the provisions of Section 190 of the CBCA the full text of which is set out on Appendix G to this Circular as modified by the Plan of Arrangement, the Interim Order and the Final Order. See “Dissenting Registered Shareholders’ Rights” in the Circular.

Q:	What will happen to the Lundin Shares that I currently own after completion of the Arrangement?

A:	Upon completion of the Arrangement, a certificate representing Lundin Shares will represent only the right of a Registered Shareholder to receive 0.3919 of a HudBay Share for each Lundin Share held by such Registered Shareholder. Trading in Lundin Shares on the TSX and the NYSE and the trading of the Lundin SDRs on the OMX will cease and HudBay will seek to have Lundin be deemed to have ceased to be a reporting issuer under Canadian Securities Laws and Lundin will cease to be required to file reports with the applicable Canadian Securities Administrators. HudBay will also seek to have Lundin deregister the Lundin Shares under U.S. Securities Laws and Lundin will cease to be required to file reports with the SEC.

Q:	Who can I contact if I have questions?

A:	Lundin Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Kingsdale Shareholder Services Inc., Lundin’s proxy solicitation agent, toll-free, at 1-866-581-1392. Lundin Shareholders who have questions about deciding how to vote should contact their financial, legal or professional advisors.

SUMMARY

The following is a summary of information contained elsewhere in this Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the appendices and documents or portions of documents incorporated by reference in this Circular. Certain capitalized words and terms used in this summary and elsewhere in this Circular are defined in the Glossary of Terms found on pages 88 to 96.

Parties to the Arrangement

Lundin Mining Corporation

Lundin is a corporation governed by the CBCA. Lundin is a reporting issuer (or its equivalent) in the Provinces of British Columbia, Alberta, Ontario, Québec and Nova Scotia and files periodic reports with the SEC under the 1934 Act. The Lundin Shares are traded on the TSX under the symbol “LUN” and on the NYSE under the symbol “LMC” and the Lundin SDRs are traded on the OMX under the symbol “LUMI SDR”. For additional information, see “Information Concerning Lundin” in this Circular.

HudBay Minerals Inc.

HudBay is a corporation governed by the CBCA. HudBay is a reporting issuer (or its equivalent) in all of the provinces of Canada. The HudBay Shares trade on the TSX under the symbol “HBM”. For additional information regarding HudBay, see “Information Concerning HudBay” in this Circular. In connection with the Arrangement, HudBay intends to apply for a listing on a national securities exchange in the United States and to register the HudBay Shares under the 1934 Act on Form 40-F. Upon effectiveness of the Form 40-F, HudBay will become a reporting issuer with the SEC under the 1934 Act.

Date, Time and Place of the Meeting

The Meeting will be held on January 26, 2009 at 10:00 a.m. (Toronto time) at the Imperial Room at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, M5J 1E3.

Record Date, Meeting Materials and Voting of Proxies for Shareholders

Only Lundin Shareholders of record as of 5:00 p.m. (Toronto time) on December 22, 2008, the record date for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. Lundin Shareholders who become holders of record of Lundin Shares after December 22, 2008 and who wish to vote at the Meeting must make arrangements with the person(s) from whom they acquired the Lundin Shares to direct how such Lundin Shares are to be voted at the Meeting. As of December 19, 2008, 487,433,771 Lundin Shares are entitled to vote at the Meeting. For additional information, see “Information Concerning Voting at the Meeting” in this Circular.

The Meeting Materials are being sent by Lundin directly to Registered Shareholders and to Intermediaries for distribution to Non-Registered Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Voting procedures for Registered Shareholders are described under “Information Concerning Voting at the Meeting — Registered Shareholders” in this Circular.

Most Lundin Shareholders are Non-Registered Shareholders. Applicable Securities Laws require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Lundin Shares held through Intermediaries can only be voted in accordance with the instructions received from the Non-Registered Shareholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Lundin Shares held by Non-Registered Shareholders. If you are a Non-Registered Shareholder, please see “Information Concerning Voting at the Meeting — Non-Registered Shareholders” in this Circular.

Purpose of the Meeting

At the Meeting, the Lundin Shareholders will be asked to vote on the Arrangement Resolution as required by the Interim Order, in the form attached as Appendix A to this Circular. If the Arrangement is completed, HudBay will acquire all of the issued and outstanding Lundin Shares (other than the Lundin Shares it already owns) pursuant to the Arrangement and Lundin will become a wholly-owned subsidiary of HudBay. As a result of the Arrangement, Lundin Shareholders (other than Dissenting Shareholders and HudBay) will receive 0.3919 of a HudBay Share for each Lundin Share. If the Arrangement Resolution is approved, the Arrangement will be implemented by way of a Court approved plan of arrangement under the CBCA.

See “The Arrangement” in this Circular.

Vote Required to Approve the Arrangement

At the Meeting, Lundin Shareholders will be asked to vote to approve the Arrangement Resolution. Pursuant to the Interim Order, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Lundin Shareholders present in person, or represented by proxy, and entitled to vote at the Meeting. The Arrangement Resolution must receive Lundin Shareholder Approval in order for Lundin to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.

See “The Arrangement — Lundin Shareholder Approval” in this Circular.

Voting Procedures and Revocation of Proxies for Lundin Shareholders

The procedures by which Lundin Shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Lundin Shareholders are Registered Shareholders or Non-Registered Shareholders.

Registered Shareholders

In order to vote with respect to matters being considered at the Meeting, Registered Shareholders must either:

•	attend the Meeting in person;

•	sign, date and return the enclosed form of proxy, or such other proper form of proxy prepared for use at the Meeting which is acceptable to the Transfer Agent; or

•	otherwise communicate their voting instructions in accordance with the instructions set out in the enclosed form of proxy or through the use of another acceptable and proper form of proxy.

If you are a Registered Shareholder, you should carefully review the information set forth under “Information Concerning Voting at the Meeting — Registered Shareholders” in this Circular.

Non-Registered Shareholders

A substantial number of Lundin Shareholders do not hold their Lundin Shares in their own names. Lundin Shares may be beneficially owned by a person but registered either:

•	in the name of an Intermediary; or

•	in the name of a clearing agency (such as CDS, DTC or similar entities) of which the Intermediary is a participant.

If Lundin Shares are shown in an account statement provided to a Non-Registered Shareholder by an Intermediary, then in almost all cases the name of such Non-Registered Shareholder will not appear in the share register of Lundin. Please note that only proxies received from Registered Shareholders can be recognized and acted upon at the Meeting. If you are a Non-Registered Shareholder, you should carefully review the information set forth under “Information Concerning Voting at the Meeting — Non-Registered Shareholders” in this Circular.

Voting Generally

The Lundin Shares represented by a properly executed proxy will be voted on any ballot that may be called for at the Meeting in accordance with the instructions of the Registered Shareholder and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Lundin Shares shall be voted accordingly. In the absence of instructions, such Lundin Shares will be voted FOR each of the matters referred to on the proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. (Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to Lundin Mining Corporation c/o Computershare Investor Services Inc. at (416) 263-9524 or 1-866-249-7775), before 5:00 p.m. (Toronto time), on January 22, 2009 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the original meeting).

If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of approving the Arrangement Resolution.

A Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by Law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by such Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited with the Transfer Agent or at the registered office of Lundin at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, or with the Corporate Secretary of Lundin or the chairman of the Meeting prior to the exercise of such proxy at the Meeting. Only Registered Shareholders have the right to revoke a proxy. The execution by a Registered Shareholder of a proxy will not affect such Registered Shareholder’s right to attend the Meeting and vote in person provided that the proxy is revoked prior to the commencement of the Meeting in the manner described above.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

See “Information Concerning Voting at the Meeting” in this Circular.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the Arrangement, including consulting with financial and independent legal advisors, the Special Committee unanimously concluded that the Arrangement is fair to the Lundin Shareholders and in the best interests of Lundin and unanimously recommended that the Directors approve the Arrangement and recommend that the Lundin Shareholders vote FOR the Arrangement.

See “The Arrangement — Recommendation of the Special Committee” in this Circular.

Recommendation of the Directors

Having received and considered the recommendation of the Special Committee, the Directors (other than the interested Directors, being Colin K. Benner, Donald K. Charter and John H. Craig, who were not present), unanimously concluded that the Arrangement is fair to the Lundin Shareholders and in the best interests of Lundin and have authorized the submission of the Arrangement to the Lundin Shareholders for their approval at the Meeting. The Directors have determined unanimously (with the interested Directors not present) to recommend to the Lundin Shareholders that they vote FOR the Arrangement Resolution. Each Director has agreed or intends, as the case may be, to vote his Lundin Shares, if any, FOR the Arrangement Resolution.

See “The Arrangement — Recommendation of the Directors” in this Circular.

Reasons for the Arrangement

In evaluating and approving the Arrangement, the Special Committee and the Directors considered and relied upon a number of factors including the following:

•	The combined company is expected to be one of the largest diversified mining companies listed on the TSX and one of the largest base metals companies in Canada based on market capitalization, with a diversified portfolio of copper, zinc, lead, nickel, gold and silver mines operating in Canada, Portugal, Sweden, Spain and Ireland, as well as stakes in projects in the Democratic Republic of Congo (copper/cobalt) and Guatemala (nickel). Such diversification should reduce the potential impact of certain risks on the combined company, including geopolitical, financial and currency risks associated with any specific jurisdiction.

•	Lundin Shareholders will own approximately 50% of the HudBay Shares upon completion of the Arrangement and, through their ownership of HudBay Shares, will continue to participate in any increase in the value of Lundin’s current projects. In addition, Lundin Shareholders will participate in any increase in the value of the assets currently owned by HudBay.

•	The consideration to be received by the Lundin Shareholders under the Arrangement represented a premium of approximately 32% over the volume weighted average trading price of Lundin Shares on the TSX for the 30 trading days ended November 20, 2008 (the trading day before the Arrangement was announced) based on the volume weighted average trading price of HudBay Shares on the TSX for the 30 trading days ended November 20, 2008.

•	Lundin considered it prudent to augment existing funding in light of the financial crisis and the sharp increase in the volatility of metal prices. Given the current global financial crisis, Lundin’s ability to access capital is limited and, in the short-term, it would be unlikely that Lundin would be able to access capital on equivalent or better terms than those agreed to with HudBay in connection with the Private Placement. The price of $1.40 per Lundin Share paid by HudBay in connection with the Private Placement represented approximately a 10.23% premium over the volume weighted average price of Lundin Shares on the TSX for the five trading days ending November 20, 2008 (the trading day before the Arrangement Agreement and the Subscription Agreement were executed) and approximately a 33.33% premium over the closing price of the Lundin Shares on the TSX on November 21, 2008 (the trading day that the Arrangement Agreement and the Subscription Agreement were executed). The completion of the Private Placement (which was completed on December 11, 2008) would further align the interests of HudBay with those of Lundin.

•	The opinion of the Special Committee’s financial advisor, Haywood, to the effect that, as of November 21, 2008, and based upon and subject to the analyses, assumptions, qualifications and limitations set forth therein, the consideration of 0.3919 of a HudBay Share for each Lundin Share to be received under the Arrangement was fair, from a financial point of view, to the Lundin Shareholders.

•	On a pro forma basis for the nine months ended as at September 30, 2008, the combined company had combined assets of $3.3 billion and cash, cash equivalents and short-term investments of $892 million on its balance sheet. The financial strength of the combined company should enable it to better endure the current global financial crisis and will provide it with a more diversified platform to operate and develop the combined portfolio of assets, access capital and to achieve long-term future growth.

•	The combined company will have a highly experienced workforce with complementary skills in exploration, business and project development and operations, which should significantly enhance the combined company’s ability to successfully complete its growth initiatives.

•	The exchange of Lundin Shares for HudBay Shares will generally occur on a tax-deferred basis for the purposes of the Tax Act and is intended to qualify as a non-taxable reorganization for U.S. federal income tax purposes.

•	Holders of Lundin Options who have not exercised such Lundin Options prior to the Effective Date will receive Converted HudBay Options under the Arrangement.

•	The Supporting Shareholders, representing approximately 16.9% of the outstanding Lundin Shares as of December 19, 2008, have entered into voting agreements pursuant to which they have agreed, among other things, to vote their Lundin Shares, subject to the terms and conditions of such agreements, in favour of the Arrangement Resolution.

•	The lack of any required approval by HudBay’s shareholders to complete the Arrangement, and the determination that HudBay has the available resources, ability and desire to complete the Arrangement in a timely manner.

•	There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement so as to prevent its completion.

•	If HudBay breaches any of its representations or warranties or fails to perform any covenant or agreement set forth in the Arrangement Agreement which, in turn, causes the conditions precedent not to be satisfied and such conditions are incapable of being satisfied by May 30, 2009, HudBay has agreed to pay Lundin $2.5 million. Further, in the event that the Arrangement Agreement is terminated as a result of HudBay’s wilful and material breach of its non-solicitation obligations, HudBay is required to pay Lundin a termination fee in the amount of $24.25 million.

•	The board of directors of HudBay following the completion of the Arrangement will consist of nine persons, of whom five are existing Directors (including Messrs. Benner and Charter, each of whom is currently a director of HudBay).

•	It was unlikely that a third party would offer a more compelling alternative than the Arrangement.

•	The terms of the Arrangement Agreement were the result of arm’s-length negotiations with HudBay, and the Special Committee was kept apprised of the status of such negotiations.

•	Lundin undertook a comprehensive due diligence process covering legal, financial, mineral resource, social, environmental and operational aspects of HudBay’s business.

•	The Special Committee retained financial and independent legal advisors to assist in due diligence.

•	The Arrangement Resolution must be approved by 66 2/3% of Lundin Shareholders present in person, or represented by proxy, at the Meeting.

•	Registered Shareholders who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Lundin Shares and obtain “fair value” pursuant to the exercise of the Dissent Rights under the Arrangement.

•	Completion of the Arrangement will be subject to approval of the Court which will consider, among other things, the fairness of the Arrangement to Lundin Shareholders.

•	Under the Arrangement Agreement, the Directors are able to respond, in accordance with their fiduciary duties, to an unsolicited Acquisition Proposal that the Directors determine could reasonably be expected to result in a Superior Proposal. The terms of the Arrangement Agreement, including the Termination Fee payable to HudBay in certain circumstances, are reasonable and not, in the opinion of the Special Committee, preclusive of other proposals.

The Special Committee and the Directors also considered a number of risks and potential negative factors relating to the Arrangement including the following:

•	The risks associated with HudBay, including the long-term risks associated with the ownership and operation of mines, smelters and refineries located in North America.

•	The Lundin Shareholders will receive HudBay Shares based on a fixed exchange ratio. As the trading price of the HudBay Shares may fluctuate, the HudBay Shares received by Lundin Shareholders under the Arrangement may have a market value lower than expected.

•	The risks to Lundin if the Arrangement is not completed, including the costs to Lundin in pursuing the Arrangement and the diversion of management’s attention away from the conduct of Lundin’s business in the ordinary course. In addition, if Lundin is required to pay the Termination Fee to HudBay and an alternative transaction is not concluded, Lundin’s financial condition may be materially and adversely affected.

•	HudBay’s obligations under the Arrangement are subject to certain conditions and HudBay has the right to terminate the Arrangement Agreement in certain circumstances.

•	If the Arrangement Agreement is terminated and the Directors decide to seek another business combination, Lundin may be unable to find a party willing to pay greater or equivalent value compared to the Consideration available to Lundin Shareholders under the Arrangement, or that the continued operation of Lundin under its current business model will yield equivalent or greater value to Lundin Shareholders compared to that available under the Arrangement.

•	If the Arrangement is successfully completed, Lundin will no longer exist as a public company and, although Lundin Shareholders, through the HudBay Shares to be issued under the Arrangement, will have the opportunity to continue to participate in the combined company, the consummation of the Arrangement will diminish the opportunity for Lundin Shareholders to participate in the long-term potential benefits of the business of Lundin to the extent that those benefits exceed those potential benefits reflected in the HudBay Shares to be received under the Arrangement.

See “The Arrangement — Reasons for the Arrangement” in this Circular.

Fairness Opinion

The Special Committee engaged Haywood to provide a fairness opinion in connection with the Arrangement. Based upon and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion (the full text of which is attached as Appendix D to this Circular), Haywood was of the opinion that, as of November 21, 2008, the consideration of 0.3919 of a HudBay Share for each Lundin Share to be received under the Arrangement by Lundin Shareholders was fair, from a financial point of view, to the Lundin Shareholders. The Fairness Opinion is not a recommendation as to how the Lundin Shareholders should vote at the Meeting. The summary of the Fairness Opinion in this Circular is qualified in its entirety by the full text of the Fairness Opinion. Lundin Shareholders are urged to read the Fairness Opinion in its entirety.

See “The Arrangement — Fairness Opinion” in this Circular.

Interests of Directors, Executive Officers and Others in the Arrangement

In considering the recommendations of the Special Committee and the Directors with respect to the Arrangement, Lundin Shareholders should be aware that certain of the Directors and executive officers of Lundin may have interests that differ from those of Lundin Shareholders. The Special Committee and the Directors are aware of these interests and considered the following matters along with other matters described under “The Arrangement — Interests of Directors, Executive Officers and Others in the Arrangement” in this Circular:

•	Under the Arrangement, each outstanding Lundin Option, including those held by the Directors, executive officers and employees of Lundin, whether vested or not, will be exchanged at the Effective Time for a Converted HudBay Option.

•	Pursuant to the Arrangement Agreement, HudBay will cause Lundin and its subsidiaries to maintain customary policies of directors’ and officers’ liability insurance for six years from the Effective Date, covering each person currently covered by the Lundin’s directors’ and officers’ liability insurance for acts or omissions occurring prior to the Effective Date.

•	Messrs. Benner and Charter, each of whom is a Director, is a director of HudBay. Mr. Benner formerly served as the Chief Executive Officer of Lundin from October 2006 to March 2007 and as the Chief Executive Officer of Skye Resources Inc. prior to its acquisition by HudBay in August 2008. See “Interest of Informed Persons in Material Transactions” in this Circular.

•	Mr. Craig, a Director, is a partner of Cassels, Canadian legal advisor to HudBay in connection with the Arrangement.

•	Lukas H. Lundin, William A. Rand and Philip J. Wright, each of whom is a Director, will become directors of HudBay upon consummation of the Arrangement.

•	Upon completion of the Arrangement, Mr. Wright’s executive employment agreement with Lundin, dated January 16, 2008, will be terminated and Mr. Wright will receive a severance payment.

•	The Directors (other than Messrs. Benner, Charter and Craig) entered into Voting Agreements with HudBay, pursuant to which each agreed to vote his Lundin Shares in favour of the Arrangement.

Certain Effects of the Arrangement

Under the Arrangement, Lundin Shareholders (other than Dissenting Shareholders and HudBay) will receive 0.3919 of a HudBay Share for each Lundin Share. At the Effective Time, Lundin Shareholders and HudBay Shareholders will each hold approximately 50% of the outstanding HudBay Shares.

See “The Arrangement — Certain Effects of the Arrangement” in this Circular.

Voting Agreements

The Supporting Shareholders have each entered into a Voting Agreement having similar form with HudBay pursuant to which they have agreed, among other things, to vote their Lundin Shares (or in the case of 1875 Finance SA, 18,500,000 Lundin Shares held by it) in favour of the Arrangement Resolution. As of December 19, 2008, the Supporting Shareholders held 82,601,689 Lundin Shares, representing approximately 16.9% of the outstanding Lundin Shares on such date. In addition, pursuant to the Subscription Agreement, HudBay has agreed to vote the Subscription Shares in favour of the Arrangement Resolution. As a result, approximately 36.8% of the Lundin Shares have agreed to vote in favour of the Arrangement Resolution. See “The Arrangement — Voting Agreements” in this Circular.

The Arrangement Agreement

A copy of the Arrangement Agreement is attached in its entirety as Appendix B to this Circular. You should read the Arrangement Agreement in its entirety, as it contains important provisions governing the terms and conditions of the Arrangement and the rights and obligations of Lundin and HudBay are governed by the express terms of the Arrangement Agreement and not by the information contained in this Circular. See “The Arrangement Agreement” in this Circular.

Mutual Conditions Precedent

The implementation of the Arrangement is subject to the satisfaction of a number of conditions precedent, some of which may only be waived by both of Lundin and HudBay, including:

•	the approval of the Arrangement Resolution having been obtained;

•	the Interim Order and the Final Order each having been obtained;

•	the absence of any Law that prevents the consummation of the Arrangement;

•	the HudBay Shares being exempt from the registration requirements under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act; and

•	the Arrangement Agreement not having been terminated.

See “The Arrangement Agreement — Conditions Precedent to the Arrangement — Mutual Conditions Precedent” in this Circular.

HudBay Conditions Precedent

The implementation of the Arrangement is subject to the satisfaction of a number of conditions precedent, some of which may only be waived by HudBay, including:

•	the compliance by Lundin in all material respects with its covenants;

•	certain of the representations and warranties of Lundin being true and correct as of the Effective Time and all other representations and warranties being true and correct in all material respects as of the Effective Time except where the failure to be so true and correct has not had or would not be reasonably expected to have a Material Adverse Effect on Lundin;

•	the absence of an event, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Lundin;

•	the lapse of 60 days from the date of the notification of the relevant Portuguese Governmental Entity and no such entity shall have made a final determination that the Arrangement would result in a change in control of Somincor S.A. and no such entity shall have taken any action in respect of such determination that would materially and adversely impact Somincor S.A.’s rights under the Neves-Corvo Mining Concession Contract;

•	the Majority Lenders shall have consented to the Arrangement and waived any Event of Default under the Credit Agreement;

•	if HudBay is required by a Governmental Entity, Securities Authority or the TSX to call and hold a meeting of its shareholders to obtain their approval of the Arrangement, such shareholder approval having been obtained; and

•	Dissent Rights having been exercised in respect of no more than 8% of the Lundin Shares.

See “The Arrangement Agreement — Conditions Precedent to the Arrangement — HudBay Conditions Precedent” in this Circular.

Lundin Conditions Precedent

The implementation of the Arrangement is subject to the satisfaction of a number of conditions, some of which may only be waived by Lundin, including:

•	the compliance by HudBay in all material respects with its covenants;

•	certain of the representations and warranties of HudBay being true and correct as of the Effective Time and all other representations and warranties being true and correct in all material respects as of the Effective Time except where the failure to be so true and correct has not had or would not be reasonably expected to have a Material Adverse Effect on HudBay;

•	the absence of an event, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on HudBay; and

•	the TSX having approved the listing of the HudBay Shares to be issued under the Arrangement.

See “The Arrangement Agreement — Conditions Precedent to the Arrangement — Lundin Conditions Precedent” in this Circular.

Lundin Covenants

Lundin has agreed to certain covenants under the Arrangement Agreement, including customary negative and affirmative covenants relating to the operation of its business, complying with certain non-solicitation obligations and using commercially reasonable efforts to satisfy the conditions precedent to its and HudBay’s obligations under the Arrangement Agreement. See “The Arrangement Agreement — Lundin Covenants” in this Circular.

HudBay Covenants

HudBay has agreed to certain covenants under the Arrangement Agreement, including customary negative and affirmative covenants relating to the operation of its business, complying with certain non-solicitation obligations and using commercially reasonable efforts to satisfy the conditions precedent to its and Lundin’s obligations under the Arrangement Agreement. See “The Arrangement Agreement — HudBay Covenants” in this Circular.

Termination

Lundin and HudBay each have certain rights to terminate the Arrangement Agreement. The Arrangement Agreement may be terminated by mutual written consent. In addition, either Lundin or HudBay (and in certain circumstances, only one of them) may terminate the Arrangement Agreement if certain specified events occur. See “The Arrangement Agreement — Termination” in this Circular.

Termination Fees and Expenses

The Arrangement Agreement also provides that Lundin will pay to HudBay a termination fee of $24.25 million if the Arrangement Agreement is terminated in certain circumstances, including by Lundin upon entering into an agreement with respect to a Superior Proposal in certain circumstances or by HudBay if the Directors make a Change in Recommendation in certain circumstances.

All fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement will be paid by the party incurring such fees, costs or expenses; however, if either Lundin or HudBay, as applicable, terminates the Arrangement Agreement upon the occurrence of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the conditions precedent not to be satisfied, and such conditions are incapable of being satisfied by May 30, 2009, as reasonably determined by Lundin or HudBay, as applicable, so long as Lundin or HudBay, as applicable, is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent not to be satisfied, the breaching party will pay the non-breaching party $2.5 million within two business days following such termination.

See “The Arrangement Agreement — Termination Fees and Expenses” in this Circular.

Amendment and Waiver

Lundin and HudBay may amend the Arrangement Agreement. In addition, each of Lundin and HudBay may waive certain conditions and obligations under the Arrangement Agreement. For further details, see “The Arrangement Agreement — Amendment and Waiver” in this Circular.

The Arrangement Mechanics

Exchange of Lundin Share Certificates

A Letter of Transmittal is enclosed with this Circular for use by the Registered Shareholders for the purpose of the surrender of Lundin Share certificates in connection with the Arrangement in exchange for HudBay Shares. The details for the surrender of Lundin Share certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all Lundin Share certificates, together with a Letter of Transmittal properly completed and executed in accordance with the instructions of such Letter of Transmittal, and any additional documents as HudBay or the Depositary may reasonably require, the Registered Shareholder will be entitled to receive, and HudBay will cause the Depositary to deliver, a certificate representing the number of HudBay Shares to which the Registered Shareholder is entitled. After the Effective Time, the Lundin Share certificates will only represent the right of a Registered Shareholder to receive, upon the surrender of such certificates, the HudBay Shares to which such holder is entitled under the Arrangement. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available at the website maintained by the Canadian Securities Administrators at www.sedar.com and the website maintained by the SEC at www.sec.gov. See “The Arrangement — Arrangement Mechanics — Letter of Transmittal” in this Circular.

Delivery of the HudBay Shares

If you hold your Lundin Shares through an Intermediary, then you are not required to take any action and the Consideration will be delivered to your Intermediary through the procedures in place for such purposes between CDS or similar entities and such Intermediaries. If you hold your Lundin Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process. In the case of Registered Shareholders, as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable Lundin Share certificates and a duly and properly completed Letter of Transmittal, HudBay will cause the Depositary to forward a certificate representing the HudBay Shares to which the Registered Shareholder is entitled by first class mail, postage prepaid, to the address of the Lundin Shareholder as shown on the register maintained by the Transfer Agent or as directed in the Letter of Transmittal, unless the Lundin Shareholder indicates in the Letter of Transmittal that it wishes to pick up the certificate representing the HudBay Shares. See “The Arrangement — Arrangement Mechanics — Delivery of the HudBay Shares” in this Circular.

Dissenting Registered Shareholders’ Rights

The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 190 of the CBCA, with modifications to the provisions of Section 190 as provided in Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, will transfer the holder’s Lundin Shares to Lundin and will, in the event the Arrangement becomes effective, be entitled to be paid by Lundin the fair value of the Lundin Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Effective Date. Lundin Shareholders are cautioned that fair value could be determined to be less than the Consideration. Only a Registered Shareholder may exercise the Dissent Rights in respect of Lundin Shares that are registered in that Lundin Shareholder’s name.

For a summary of certain Canadian tax implications to a Dissenting Shareholder, see “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations” in this Circular.

A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Lundin (a) at Suite 1500, 150 King Street West, Toronto, Ontario, M5H 1J9 or (b) by facsimile transmission to (416) 348-0303, in each case to be received not later than 5:00 p.m. (Toronto time) on the business day which is two business days before the Meeting or any date to which the Meeting may be postponed or adjourned. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

A complete copy of Section 190 of the CBCA is attached as Appendix G to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement, the Interim Order and the Final Order) may prejudice its Dissent Rights. See “Dissenting Registered Shareholders’ Rights” in this Circular.

Court and Regulatory Approvals

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires Court approval under the CBCA. On December 22, 2008, prior to the mailing of this Circular, Lundin obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is set forth in Appendix E to this Circular. A copy of the Notice of Application in respect of the Final Order is attached as Appendix F to this Circular.

Subject to Lundin Shareholder Approval in accordance with the Interim Order, the hearing in respect of the Final Order is currently scheduled to take place on January 28, 2009, at 10:00 a.m. (Toronto time) in the Court at 330 University Avenue, Toronto, Ontario, M5G 1R8. The Court, in hearing the motion for the Final Order, will consider, among other things, the substantive and procedural fairness of the Arrangement.

See “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement” in this Circular.

If (a) Lundin Shareholder Approval is obtained, (b) the Final Order is obtained, and (c) all other conditions under the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed and the Arrangement will become effective on the Effective Date. Lundin and HudBay currently expect that the Effective Date will be on or about January 28, 2009.

Certain Canadian Federal Income Tax Considerations

Generally, a Canadian resident Lundin Shareholder that holds Lundin Shares as capital property, other than a Dissenting Shareholder, will be able to exchange Lundin Shares for HudBay Shares without realizing a capital gain or a capital loss as a result of the Arrangement.

Generally, Lundin Shareholders who are non-residents of Canada for the purposes of the application of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Lundin Shares to HudBay under the Arrangement unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Lundin Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

Shareholders should review the more detailed information under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations” in this Circular, and consult with their own tax advisors regarding their particular circumstances.

Certain United States Federal Income Tax Considerations

The exchange of Lundin Shares for HudBay Shares pursuant to the Arrangement is intended to qualify as a Reorganization. If the Arrangement qualifies as a Reorganization, subject to the possible application of the PFIC rules described herein (see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations”), the Arrangement should result in the following U.S. federal income tax consequences: (a) no gain or loss would be recognized by a U.S. Holder (as defined herein) on the exchange of Lundin Shares for HudBay Shares pursuant to the Arrangement, (b) the aggregate tax basis of a U.S. Holder in the HudBay Shares acquired in exchange for Lundin Shares pursuant to the Arrangement would be equal to such U.S. Holder’s aggregate tax basis in Lundin Shares exchanged, and (c) the holding period of a U.S. Holder in the HudBay Shares acquired in exchange for Lundin Shares pursuant to the Arrangement would include such U.S. Holder’s holding period for the Lundin Shares exchanged. If the Arrangement is not treated as a Reorganization, the Arrangement would be treated as a taxable transaction for U.S. federal income tax purposes. In addition, if Lundin is or has been classified as a PFIC for U.S. federal income tax purposes at any time during a U.S. Holder’s holding period of Lundin Shares, the foregoing discussion would not describe the U.S. federal income tax consequences of the Arrangement to such holder and, instead, such U.S. Holder would generally be subject to different and more adverse U.S. federal income tax consequences.

This summary is qualified in its entirety by the section of this Circular entitled “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations” and U.S. Holders are encouraged to read that section and consult with their tax advisers regarding the U.S. federal income tax consequences of the Arrangement, including the possible application of the PFIC rules to them in their particular circumstances.

HudBay Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information for HudBay is based on the assumptions described in the respective notes to the HudBay unaudited pro forma consolidated financial statements as at and for the nine months ended September 30, 2008 and for the year ended December 31, 2007, attached to this Circular as Appendix H. The pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had been completed on September 30, 2008. The pro forma consolidated statements of earnings have been prepared based on the assumption that, among other things, the Arrangement had occurred on January 1, 2007. The unaudited pro forma consolidated financial statements are not necessarily indicative of HudBay’s consolidated financial position and results of operations if the events reflected therein were in effect on September 30, 2008 or January 1, 2007, nor do they purport to project HudBay’s consolidated financial position or results of operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information set out below should be read in conjunction with the description of the Arrangement contained in this Circular, the unaudited pro forma consolidated financial statements contained attached as Appendix H, and the audited and unaudited consolidated financial statements of HudBay incorporated by reference in this Circular.

As at and for the Nine
Months Ended
September 30,
(In millions of Canadian dollars, except per share amounts)	2008

Consolidated Balance Sheet
Assets
Current assets	1,335
Property, plant and equipment	1,157
Other assets	810
Total assets	3,302
Liabilities
Current liabilities	409
Long-term debt and capital leases	248
Pension obligations	48
Other employee future benefits	74
Asset retirement obligations	168
Other liabilities	37
Future income tax liabilities	125
Fair value of derivatives	12
Shareholders’ equity	2,181
Total liabilities and shareholders’ equity	3,302

	As at and for the Nine
	Months Ended	For the Year Ended
	September 30,	December 31,
(In millions of Canadian dollars, except per share amounts)	2008	2007

Consolidated Statement of Earnings
Revenue	1,609	2,524
Expenses	1,147	1,564
Other income and (expense) items	(456)	(611)
Earnings before taxation	5	349
Net (loss) earnings	(142)	121
(Loss) earnings per share — basic and diluted	(0.46)	0.39

Risk Factors Related to the Arrangement and the Combined Company

There are risks associated with the completion of the Arrangement and the combined company, including the following:

•	There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of their satisfaction or waiver. Failure to complete the Arrangement could negatively impact the price of the Lundin Shares.

•	The Arrangement Agreement may be terminated by Lundin or HudBay in certain circumstances.

•	Under the Arrangement, Lundin Shareholders will receive HudBay Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, the HudBay Shares issuable under the Arrangement may have a market value lower than expected.

•	The issuance of HudBay Shares under the Arrangement and their subsequent sale may cause the market price of HudBay to decline.

•	The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Lundin and HudBay.

•	The combined company may not meet key production and cost estimates.

•	The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Lundin.

•	The combined company may not realize the benefits of its growth projects.

•	The combined company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.

•	The combined company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

•	The combined company may be classified as a PFIC for U.S. federal income tax purposes and, as a result, U.S. Holders who receive HudBay Shares in exchange for Lundin Shares pursuant to the Arrangement may be subject to adverse U.S. federal income tax rules.

See “Cautionary Statement Regarding Forward-Looking Statements”, “Information Concerning Lundin — Risk Factors Related to Lundin”, “Information Concerning HudBay — Risk Factors Related to HudBay” and “Risk Factors Related to the Arrangement and the Combined Company” in this Circular.

In addition, investment in a natural resource issuer involves a significant degree of risk. Lundin and HudBay are subject to a number of risks in the operation of their businesses. See “Where You Can Find More Information” in this Circular.

INFORMATION CONCERNING VOTING AT THE MEETING

Date, Time and Place of the Meeting

The Meeting will be held on January 26, 2009 at 10:00 a.m. (Toronto time), at the Imperial Room at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, M5J 1E3.

Record Date

Only Lundin Shareholders of record as of 5:00 p.m. (Toronto time) on December 22, 2008, the record date for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. Lundin Shareholders who become holders of record of Lundin Shares after December 22, 2008 and who wish to vote at the Meeting must make arrangements with the person(s) from whom they acquired the Lundin Shares to direct how such Lundin Shares are to be voted at the Meeting. As of December 19, 2008, 487,433,771 Lundin Shares are entitled to vote at the Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Lundin for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail and may be supplemented by telephone or other means of communication to be made, without special compensation, by the Directors, executive officers and employees of Lundin. Lundin may pay investment dealers or other persons holding Lundin Shares in their own names, or in the names of nominees, for their reasonable expenses for sending this Circular and the form of proxy or voting instruction form to beneficial owners of Lundin Shares and obtaining voting instructions and/or proxies therefrom. The cost of soliciting will be borne by Lundin.

Distribution of Meeting Materials

The Meeting Materials are being sent by Lundin directly to Registered Shareholders and to Intermediaries for distribution to Non-Registered Shareholders.

Most Lundin Shareholders are Non-Registered Shareholders. Applicable Securities Laws require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Lundin Shares held through Intermediaries can only be voted in accordance with the instructions received from the Non-Registered Shareholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Lundin Shares held by Non-Registered Shareholders.

Voting Procedures

The procedures by which Lundin Shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Lundin Shareholders are Registered Shareholders or Non-Registered Shareholders.

All Lundin Shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

In order to vote with respect to matters being considered at the Meeting, Registered Shareholders must either:

•	attend the Meeting in person;

•	sign, date and return the enclosed form of proxy, or such other proper form of proxy prepared for use at the Meeting which is acceptable to the Transfer Agent; or

•	otherwise communicate their voting instructions in accordance with the instructions set out in the enclosed form of proxy or through the use of another acceptable and proper form of proxy.

Non-Registered Shareholders

The information in this section is important to many Lundin Shareholders as a substantial number of Lundin Shareholders do not hold their Lundin Shares in their own name.

Non-Registered Shareholders should note that only proxies deposited by Lundin Shareholders whose names appear on the share register of Lundin may be recognized and acted upon at the Meeting. If Lundin Shares are shown in an account statement provided to a Non-Registered Shareholder by an Intermediary, then in almost all cases the name of such Non-Registered Shareholder will not appear in the share register of Lundin. Such Lundin Shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such Lundin Shares will be registered in the name of CDS, which acts as a nominee for many brokerage firms. Such Lundin Shares can only be voted by Intermediaries and can only be voted by them in accordance with instructions received from Non-Registered Shareholders. As a result, Non-Registered Shareholders should carefully review the voting instructions provided by their Intermediary with this Circular and ensure that they direct the voting of their Lundin Shares in accordance with those instructions.

Applicable Securities Laws require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Each Intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Non-Registered Shareholder by such Non-Registered Shareholder’s Intermediary is limited to instructing the registered holder on how to vote such shares on behalf of the Non-Registered Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares voting instruction forms, mails those forms to Non-Registered Shareholders and asks those Non-Registered Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the Meeting. A Non-Registered Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote their Lundin Shares at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such Lundin Shares are voted.

Appointment and Revocation of Proxies

The persons named in the form of proxy that accompanies this Circular are Directors and/or executive officers of Lundin. A Registered Shareholder has the right to appoint a person, other than the persons whose names appear in the accompanying form of proxy, to represent the Registered Shareholder at the Meeting by striking out the printed names and inserting that other person’s name in the blank space provided. A proxyholder need not be a Lundin Shareholder. If a Registered Shareholder appoints a Director or executive officer as proxyholder and there is no direction by the Registered Shareholder, such Director or executive officer shall vote the proxy FOR all proposals set out in the enclosed form of proxy and this Circular.

The instrument appointing a proxyholder must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney authorized in writing. If the Registered Shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the board of directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of Computershare Investor Services Inc. (Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to Lundin Mining Corporation c/o  Computershare Investor Services Inc. at (416) 263-9524 or 1-866-249-7775), before 5:00 p.m. (Toronto time), on January 22, 2009 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the Meeting at which the proxy is to be used), or it is deposited with the Corporate Secretary of Lundin or the chairman of the Meeting prior to the time of voting at the Meeting, or any adjournment or postponement of the Meeting. Similar procedures should be followed by a Non-Registered Shareholder with respect to the completion of voting instruction forms provided by your Intermediary or the Transfer Agent, as applicable, although you should read the instructions on your voting instruction form and, if necessary, confirm the instructions with your Intermediary or the Transfer Agent, as applicable.

A Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by Law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by such Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited with the Transfer Agent or at the registered office of Lundin at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, or with the Corporate Secretary of Lundin or the chairman of the Meeting prior to the exercise of such proxy at the Meeting. Only Registered Shareholders have the right to revoke a proxy. The execution by a Registered Shareholder of a proxy will not affect such Registered Shareholder’s right to attend the Meeting and vote in person provided that such proxy is revoked prior to the commencement of the Meeting in the manner described above.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

Voting of Proxies

The Lundin Shares represented by a properly executed proxy will be voted on any ballot that may be called for at the Meeting in accordance with the instructions of the Registered Shareholder and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Lundin Shares shall be voted accordingly. In the absence of instructions, such Lundin Shares will be voted FOR each of the matters referred to on the proxy.

The form of proxy accompanying this Circular, when properly completed and delivered and not revoked, confers discretionary authority upon the person named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting. At the date hereof, management of Lundin knows of no such amendments, variations or other matters to be brought before the Meeting. However, if any other matters, which are not now known to management of Lundin, should properly be brought before the Meeting, the Lundin Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy in such proxy.

If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of approving the Arrangement Resolution.

Voting Securities and Holders of More than 10% of the Lundin Shares

Description of Share Capital

Lundin is authorized to issue an unlimited number of Lundin Shares and one special share. As of December 19, 2008, 487,433,771 Lundin Shares are entitled to vote at the Meeting. Each Lundin Share is entitled to one vote.

Holders of More than 10% of the Lundin Shares

As at December 19, 2008, to the knowledge of the Directors and executive officers of Lundin, the only persons or entities which beneficially own, directly or indirectly, or exercise control or direction over, Lundin Shares carrying more than 10% of the voting rights attached thereto are as follows:

		Percentage of
	Number of	Outstanding
	Lundin	Lundin
Name	Shares	Shares

The Estate of Adolf H. Lundin(1)	63,214,854	13.0%
HudBay Minerals Inc.	96,997,492	19.9%

Note:

(1)	These Lundin Shares are held by Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings S.à.r.l. and Zebra Holdings & Investments S.à.r.l., private corporations owned by trusts whose settlor is The Estate of Adolf H. Lundin.

Quorum

The quorum for the transaction of business at the Meeting will be two individuals present or represented by proxy at the Meeting, each being a Lundin Shareholder entitled to vote at the Meeting. If no quorum is present at the opening of the Meeting, the Lundin Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

Please Complete Your Proxy

Whether or not you plan to attend the Meeting, the management of Lundin, with the support of the Directors, requests that you fill out your proxy to ensure your votes are cast at the Meeting. This solicitation of your proxy (your vote) is made on behalf of management. Kingsdale Shareholder Services Inc. is acting as Lundin’s proxy solicitation agent, for which it will be paid a fee of up to $50,000 plus a “per call” fee for each telephone call made by Lundin Shareholders to Kingsdale Shareholder Services Inc. or by Kingsdale Shareholder Services Inc. to the Lundin Shareholders. Kingsdale Shareholder Services Inc. will also be reimbursed for its reasonable out-of-pocket expenses in connection with the solicitation. The fees and expenses of Kingsdale Shareholder Services Inc. will be paid by Lundin.

THE ARRANGEMENT

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Lundin and HudBay and their respective advisors. The following is a summary of the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

In November 2006, Peter R. Jones, then Chief Executive Officer of HudBay, and Colin K. Benner, then Chief Executive Officer of Lundin, commenced preliminary discussions to gauge the interest of each party in the possibility of completing a strategic transaction.

In December 2006, Allen J. Palmiere, then Chairman of HudBay, met with Lukas H. Lundin, Chairman of Lundin, and Mr. Benner to continue discussing the possibility of a transaction between HudBay and Lundin. In January 2007, the parties entered into a confidentiality agreement and Lundin commenced a preliminary due diligence review of HudBay. Lundin decided not to proceed with a transaction at that time.

In March 2007, Mr. Benner proposed to Mr. Jones that the Chief Executive Officer of a third party company be invited to participate in discussions respecting a potential transaction involving the three parties. Mr. Benner also met separately with the third party Chief Executive Officer. Messrs. Benner and Jones and the third party Chief Executive Officer met and the third party Chief Executive Officer advised that his company asked to defer the discussions because it was looking at another potential transaction. Talks among the three parties did not proceed any further.

In early August 2008, Mr. Lundin contacted Mr. Palmiere, now Chief Executive Officer of HudBay, in response to a number of informal approaches made by HudBay, to agree to a meeting to explore the possibility of a strategic transaction between Lundin and HudBay. On August 15, 2008, Mr. Lundin and Philip J. Wright, President and Chief Executive Officer of Lundin, met with Mr. Palmiere in Toronto, Ontario and discussed the possibility of a strategic transaction between Lundin and HudBay. Messrs. Wright and Palmiere agreed to meet again following each party’s completion of preliminary due diligence.

On September 16, 2008, Messrs. Wright and Palmiere met at HudBay’s offices in Toronto, Ontario to further discuss the possibility of a transaction between Lundin and HudBay. Although Messrs. Wright and Palmiere expressed continuing interest in exploring the potential for a transaction at some point in the future, they agreed that it was not appropriate to proceed with a transaction at that time.

On October 27, 2008, Mr. Lundin called Mr. Benner, now a director of both Lundin and HudBay, to determine whether HudBay might still be interested in exploring a possible transaction. On the same date, Mr. Benner sent an

e-mail to Mr. Wright to indicate that Mr. Palmiere remained interested in a possible transaction between the two companies on the basis that HudBay acquires Lundin.

On the afternoon of October 31, 2008, Messrs. Wright and Palmiere met at HudBay’s offices in Toronto, Ontario to resume their discussions regarding a possible transaction between the two companies. They agreed that with the sharp decline in the market capitalization of both companies, circumstances had changed, such that a transaction was now an attractive opportunity worth pursuing. Messrs. Wright and Mr. Palmiere engaged in a high-level discussion as to the terms of a possible combination of Lundin and HudBay that would result in HudBay shareholders and Lundin Shareholders each owning approximately 50% of the combined company.

Later that evening, Messrs. Wright and Lundin and Messrs. William A. Rand and John H. Craig, each a director of Lundin, held a conference call to discuss Lundin’s strategic alternatives, including the possible combination of Lundin and HudBay. They agreed that further discussions with HudBay were warranted.

On the evening of November 3, 2008, Messrs. Wright, Lundin and Rand met with Messrs. Palmiere and R. Peter Gillin, a director of HudBay, to discuss the general business terms of a possible transaction between the two companies.

On November 4, 2008, Messrs. Wright and Palmiere exchanged e-mails regarding some of the business terms of a possible transaction, including the size and composition of the combined company’s board of directors. Later that day, Messrs. Wright and Palmiere met to continue discussing the business terms.

On November 5, 2008, Mr. Wright received a draft term sheet from Mr. Palmiere outlining the key terms of HudBay’s proposed acquisition of Lundin, which was to be structured as an arrangement. The term sheet also contemplated a proposed private placement of 19.9% of the Lundin Shares to HudBay.

A meeting of the Directors was convened on November 6, 2008 to consider the draft term sheet. Donald K. Charter, also a director of HudBay, declined the invitation to attend the meeting, declared his interest in the proposed transaction and recused himself from any further board meetings or deliberations regarding the proposed transactions. Mr. Benner, also a director of HudBay, and Mr. Craig, who is a partner of Cassels, Canadian counsel to HudBay, attended the November 6, 2008 meeting to ensure that the quorum requirements were met, however, before any discussion concerning the term sheet, they also declared their interests in the proposed transactions and recused themselves from any further board meetings and deliberations regarding the proposed transactions. At the same meeting, the remaining Directors established the Special Committee, comprised of Brian D. Edgar, David F. Mullen and Dale C. Peniuk, to consider, among other things, the proposed transactions with HudBay.

The Special Committee met for the first time immediately following the November 6, 2008 Directors’ meeting and agreed to appoint Mr. Edgar as the Chair of the Special Committee and to engage Haywood as its financial advisor.

Following discussions and negotiations between Lundin and HudBay, the parties entered into a confidentiality and standstill agreement on November 6, 2008. Each of Lundin and HudBay then made available to each other and each other’s respective advisors a variety of information on their respective operations and financial and legal affairs.

Between November 6 and November 18, 2008, Lundin undertook a comprehensive due diligence process covering legal, financial, mineral, resource, social, environmental and operational aspects of HudBay’s business. During this period, a team of Lundin employees and special consultants visited HudBay’s operations in Manitoba, while a second Lundin team, located in Toronto, Ontario, focused on technical, concentrate market, corporate and financial due diligence with respect to HudBay’s assets. During the same period, HudBay conducted its own extensive due diligence of Lundin with the assistance of its legal and technical advisors, including mineral resource, environmental, social, technical, operational, tax, financial and legal due diligence in the jurisdictions in which Lundin’s material assets are located, and site visits to Tenke Fungurume, Neves-Corvo, Aljustrel, Aguablanca and Zinkgruvan by senior management representatives of HudBay, with the support of specialist consultants.

On November 10, 2008, Messrs. Wright and Palmiere met in Toronto, Ontario to discuss various business issues regarding the transaction.

On November 12, 2008, the Special Committee met to discuss the transactions and agreed to engage Osler, which had already been retained as Lundin’s counsel on November 6, 2008, as its independent legal advisor. The Special Committee met again, informally, on November 13, 2008 to review with representatives of Haywood the status of their review of the proposed transactions.

On November 13, 2008, legal counsel for HudBay delivered a first draft of the Arrangement Agreement. Between November 16, 2008 and November 19, 2008, legal advisors to Lundin and HudBay exchanged drafts of the Arrangement Agreement, the Subscription Agreement and the forms of Voting Agreements and Lundin and HudBay, together with their legal and financial advisors, negotiated the terms of these agreements.

On November 18, 2008, Messrs. Wright and Palmiere met at HudBay’s offices in Toronto, Ontario to discuss various business issues, including the composition of the combined company’s board of directors and management, the conditions precedent, deal protection and rights of termination under the Arrangement Agreement, and the pricing of the Private Placement.

At 9:00 a.m. Toronto time on November 19, 2008, the Special Committee met to consider the proposed Arrangement and Private Placement. At the meeting, representatives of Haywood made an oral presentation to the Special Committee on the financial terms of the Arrangement. Representatives of Osler also advised the Special Committee on the terms of the Arrangement Agreement and Private Placement. The Special Committee meeting was then adjourned until later that afternoon.

At 2:00 p.m. Toronto time on November 19, 2008, the Directors (not including Messrs. Benner, Charter and Craig, who were not present) met to receive the due diligence report from management. Following discussion with management and with representatives of Osler, the Directors’ meeting was adjourned and the Special Committee meeting resumed.

The Special Committee continued its review of the terms of the Arrangement Agreement and Private Placement. Haywood then provided its oral opinion to the Special Committee that, based on certain assumptions, qualifications and limitations, it was of the opinion that the consideration to be received under the Arrangement was fair, from a financial point of view, to the Lundin Shareholders. After further discussion, the Special Committee unanimously concluded that the Arrangement was fair to the Lundin Shareholders and in the best interests of Lundin and unanimously recommended that the Directors approve the Arrangement and recommend that the Lundin Shareholders vote for the Arrangement. The Special Committee also recommended that the Directors approve the Private Placement. The Special Committee’s recommendation was subject to the qualification that Mr. Edgar be consulted if any material terms of the Arrangement Agreement or Subscription Agreement were varied.

Following the meeting of the Special Committee, the Directors meeting resumed. Mr. Edgar delivered the Special Committee’s recommendation to the Directors. Representatives of Osler then discussed the terms of the Arrangement Agreement and Subscription Agreement with the Directors. Following discussion, the Directors (other than Messrs. Benner, Charter and Craig, who were not present) unanimously concluded that the Arrangement was fair to the Lundin Shareholders and in the best interests of Lundin and authorized the submission of the Arrangement Resolution to the Lundin Shareholders for their approval at the Meeting. The Directors authorized Messrs. Wright and Rand to finalize the terms of the Arrangement and Private Placement, subject to consultation with Mr. Edgar, and to execute the Arrangement Agreement and Subscription Agreement in the event that and after they were approved by the HudBay board of directors.

Between November 19 and November 20, 2008, the parties considered various transaction alternatives, including a short-term loan, to provide Lundin with the intended funding until such time as the Private Placement could be completed in accordance with Canadian and U.S. Law.

Between November 19, 2008 and the morning of November 21, 2008, Lundin and HudBay, together with their legal advisors, continued to negotiate the Arrangement Agreement, the Subscription Agreement and the forms of Voting Agreements.

On the afternoon of November 20, 2008, the HudBay board of directors met to review the proposed terms of the transactions and they received reports from HudBay’s management on the results of HudBay’s due diligence on Lundin. At that meeting HudBay’s special committee recommended to the board of directors of HudBay that it approve the Arrangement and the Private Placement. HudBay’s board unanimously approved the terms of the Arrangement and the financing with Lundin of approximately $135.8 million and delegated to HudBay’s special committee the authority to approve the final transaction documents.

Between the evening of November 20 and the morning on November 21, 2008, Messrs. Wright, Rand and Palmiere continued to discuss and negotiate the remaining, open business issues. Consistent with HudBay shareholders and Lundin Shareholders each owning approximately 50% of the combined company, the exchange ratio under the Arrangement was set at 0.3919 of a HudBay Share for each Lundin Share. In connection with the Private Placement, the parties agreed that HudBay would subscribe for 96,997,492 Lundin Shares at a price of $1.40 per Lundin Share and the parties agreed in principle to the terms of the letter agreement, which set forth the material terms by which HudBay agreed to provide approximately $135.8 million by way of a loan to Lundin.

The HudBay special committee met at 8:30 a.m. on November 21, 2008 to approve the final terms of the Arrangement, the Private Placement and the letter agreement. At the open of markets on November 21, 2008, the parties were still finalizing the agreements. Representatives of Osler and Cassels notified Market Surveillance of the Investment Industry Regulatory Organization of Canada of the proposed acquisition of Lundin by HudBay and that an announcement would be made shortly.

The Arrangement Agreement, the Subscription Agreement, the letter agreement and the Voting Agreements were finalized and executed by Lundin, HudBay and the Supporting Shareholders, as applicable, just before 12:00 p.m. on November 21, 2008. Trading of the Lundin Shares and the HudBay Shares was halted on the TSX and the Arrangement and Private Placement were publicly announced immediately thereafter.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the Arrangement, including consulting with financial and independent legal advisors, the Special Committee unanimously concluded that the Arrangement is fair to the Lundin Shareholders and in the best interests of Lundin and unanimously recommended that the Directors approve the Arrangement and recommend that the Lundin Shareholders vote FOR the Arrangement.

Recommendation of the Directors

Having received and considered the recommendation of the Special Committee, the Directors (other than the interested Directors, being Messrs. Benner, Charter and Craig, who were not present), unanimously concluded that the Arrangement is fair to the Lundin Shareholders and in the best interests of Lundin and have authorized the submission of the Arrangement to the Lundin Shareholders for their approval at the Meeting. The Directors have determined unanimously (with the interested Directors not present) to recommend to the Lundin Shareholders that they vote FOR the Arrangement Resolution. Each Director has agreed or intends, as the case may be, to vote his Lundin Shares, if any, FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement, the Special Committee and the Directors considered and relied upon a number of factors including the following:

•	The combined company is expected to be one of the largest diversified mining companies listed on the TSX and one of the largest base metals companies in Canada based on market capitalization, with a diversified portfolio of copper, zinc, lead, nickel, gold and silver mines operating in Canada, Portugal, Sweden, Spain and Ireland, as well as stakes in projects in the Democratic Republic of Congo (copper/cobalt) and Guatemala (nickel). Such diversification should reduce the potential impact of certain risks on the combined company, including geopolitical, financial and currency risks associated with any specific jurisdiction.

•	Lundin Shareholders will own approximately 50% of the HudBay Shares upon completion of the Arrangement and, through their ownership of HudBay Shares, will continue to participate in any increase in the value of Lundin’s current projects. In addition, Lundin Shareholders will participate in any increase in the value of the assets currently owned by HudBay.

•	The consideration to be received by the Lundin Shareholders under the Arrangement represented a premium of approximately 32% over the volume weighted average trading price of Lundin Shares on the TSX for the 30 trading days ended November 20, 2008 (the trading day before the Arrangement was announced) based on the volume weighted average trading price of HudBay Shares on the TSX for the 30 trading days ended November 20, 2008.

•	Lundin considered it prudent to augment existing funding in light of the financial crisis and the sharp increase in the volatility of metal prices. Given the current global financial crisis, Lundin’s ability to access capital is limited and, in the short-term, it would be unlikely that Lundin would be able to access capital on equivalent or better terms than those agreed to with HudBay in connection with the Private Placement. The price of $1.40 per Lundin Share paid by HudBay in connection with the Private Placement represented approximately a 10.23% premium over the volume weighted average price of Lundin Shares on the TSX for the five trading days ending November 20, 2008 (the trading day before the Arrangement Agreement and the Subscription Agreement were executed) and approximately a 33.33% premium over the closing price of the Lundin Shares on the TSX on November 21, 2008 (the trading day that the Arrangement Agreement and the Subscription Agreement were executed). The completion of the Private Placement (which was completed on December 11, 2008) would further align the interests of HudBay with those of Lundin.

•	The opinion of the Special Committee’s financial advisor, Haywood, to the effect that, as of November 21, 2008, and based upon and subject to the analyses, assumptions, qualifications and limitations set forth therein, the consideration of 0.3919 of a HudBay Share for each Lundin Share to be received under the Arrangement was fair, from a financial point of view, to the Lundin Shareholders.

•	On a pro forma basis for the nine months ended as at September 30, 2008, the combined company had combined assets of $3.3 billion and cash, cash equivalents and short-term investments of $892 million on its balance sheet. The financial strength of the combined company should enable it to better endure the current global financial crisis and will provide it with a more diversified platform to operate and develop the combined portfolio of assets, access capital and to achieve long-term future growth.

•	The combined company will have a highly experienced workforce with complementary skills in exploration, business and project development and operations, which should significantly enhance the combined company’s ability to successfully complete its growth initiatives.

•	The exchange of Lundin Shares for HudBay Shares will generally occur on a tax-deferred basis for the purposes of the Tax Act and is intended to qualify as a non-taxable reorganization for U.S. federal income tax purposes.

•	Holders of Lundin Options who have not exercised such Lundin Options prior to the Effective Date will receive Converted HudBay Options under the Arrangement.

•	The Supporting Shareholders, representing approximately 16.9% of the outstanding Lundin Shares as of December 19, 2008, have entered into voting agreements pursuant to which they have agreed, among other things, to vote their Lundin Shares, subject to the terms and conditions of such agreements, in favour of the Arrangement Resolution.

•	The lack of any required approval by HudBay’s shareholders to complete the Arrangement, and the determination that HudBay has the available resources, ability and desire to complete the Arrangement in a timely manner.

•	There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement so as to prevent its completion.

•	If HudBay breaches any of its representations or warranties or fails to perform any covenant or agreement set forth in the Arrangement Agreement which, in turn, causes the conditions precedent not to be satisfied and such conditions are incapable of being satisfied by May 30, 2009, HudBay has agreed to pay Lundin $2.5 million. Further, in the event that the Arrangement Agreement is terminated as a result of HudBay’s wilful and material breach of its non-solicitation obligations, HudBay is required to pay Lundin a termination fee in the amount of $24.25 million.

•	The board of directors of HudBay following the completion of the Arrangement will consist of nine persons, of whom five are existing Directors (including Messrs. Benner and Charter, each of whom is currently a director of HudBay).

•	It was unlikely that a third party would offer a more compelling alternative than the Arrangement.

•	The terms of the Arrangement Agreement were the result of arm’s-length negotiations with HudBay, and the Special Committee was kept apprised of the status of such negotiations.

•	Lundin undertook a comprehensive due diligence process covering legal, financial, mineral resource, social, environmental and operational aspects of HudBay’s business.

•	The Special Committee retained financial and independent legal advisors to assist in due diligence.

•	The Arrangement Resolution must be approved by 66 2/3% of Lundin Shareholders present in person, or represented by proxy, at the Meeting.

•	Registered Shareholders who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Lundin Shares and obtain “fair value” pursuant to the exercise of the Dissent Rights under the Arrangement.

•	Completion of the Arrangement will be subject to approval of the Court which will consider, among other things, the fairness of the Arrangement to Lundin Shareholders.

•	Under the Arrangement Agreement, the Directors are able to respond, in accordance with their fiduciary duties, to an unsolicited Acquisition Proposal that the Directors determine could reasonably be expected to result in a Superior Proposal. The terms of the Arrangement Agreement, including the Termination Fee payable to HudBay in certain circumstances, are reasonable and not, in the opinion of the Special Committee, preclusive of other proposals.

The Special Committee and the Directors also considered a number of risks and potential negative factors relating to the Arrangement including the following:

•	The risks associated with HudBay, including the long-term risks associated with the ownership and operation of mines, smelters and refineries located in North America.

•	The Lundin Shareholders will receive HudBay Shares based on a fixed exchange ratio. As the trading price of the HudBay Shares may fluctuate, the HudBay Shares received by Lundin Shareholders under the Arrangement may have a market value lower than expected.

•	The risks to Lundin if the Arrangement is not completed, including the costs to Lundin in pursuing the Arrangement and the diversion of management’s attention away from the conduct of Lundin’s business in the ordinary course. In addition, if Lundin is required to pay the Termination Fee to HudBay and an alternative transaction is not concluded, Lundin’s financial condition may be materially and adversely affected.

•	HudBay’s obligations under the Arrangement are subject to certain conditions and HudBay has the right to terminate the Arrangement Agreement in certain circumstances.

•	If the Arrangement Agreement is terminated and the Directors decide to seek another business combination, Lundin may be unable to find a party willing to pay greater or equivalent value compared to the Consideration available to Lundin Shareholders under the Arrangement, or that the continued operation of Lundin under its current business model will yield equivalent or greater value to Lundin Shareholders compared to that available under the Arrangement.

•	If the Arrangement is successfully completed, Lundin will no longer exist as a public company and, although Lundin Shareholders, through the HudBay Shares to be issued under the Arrangement, will have the opportunity to continue to participate in the combined company, the consummation of the Arrangement will diminish the opportunity for Lundin Shareholders to participate in the long-term potential benefits of the business of Lundin to the extent that those benefits exceed those potential benefits reflected in the HudBay Shares to be received under the Arrangement.

Certain Effects of the Arrangement

Under the Arrangement, Lundin Shareholders (other than Dissenting Shareholders and HudBay) will receive 0.3919 of a HudBay Share for each Lundin Share and Lundin will become a wholly-owned subsidiary of HudBay.

Upon the Arrangement becoming effective, HudBay will acquire all of the issued and outstanding Lundin Shares not already owned by HudBay. See the unaudited pro forma consolidated financial statements of HudBay included in this Circular as Appendix H.

Lundin is currently a reporting issuer (or its equivalent) in the Provinces of British Columbia, Alberta, Ontario, Québec and Nova Scotia and files periodic reports with the SEC under the 1934 Act. The Lundin Shares are currently registered under U.S. Securities Laws and are listed on the TSX under the symbol “LUN” and on the NYSE under the symbol “LMC” and the Lundin SDRs are listed on the OMX under the symbol “LUMI SDR”. After consummation of the Arrangement, the Lundin Shares will cease to be listed on the TSX and the NYSE and the Lundin SDRs will cease to be listed on the OMX, and trading of the Lundin Shares and the Lundin SDRs in the public market will no longer be possible. In addition, HudBay will seek to have Lundin be deemed to have ceased to be a reporting issuer under Canadian Securities Laws, and HudBay will seek to have Lundin deregister the Lundin Shares under U.S. Securities Laws. Lundin will also cease to be required to file reports with the SEC and, upon ceasing to be a reporting issuer in Canada, continuous disclosure documents with Canadian Securities Administrators. As of the Effective Time, the Lundin Share certificates will only represent the right of a Registered Shareholder to receive, upon the surrender of such certificates, the HudBay Shares to which the such holder is entitled under the Arrangement.

As a result of the Arrangement, Lundin Shareholders (other than Dissenting Shareholders and HudBay) will become shareholders of HudBay. At the Effective Time, Lundin Shareholders and HudBay Shareholders will each hold approximately 50% of the outstanding HudBay Shares. Both companies are incorporated under the CBCA and therefore shareholders’ rights under the CBCA will not change upon the effectiveness of the Arrangement. However, certain shareholders’ rights set forth in Lundin’s corporate documents differ from those of HudBay. HudBay is not currently subject to the reporting requirements of the 1934 Act and the rules and regulations of the SEC thereunder. HudBay does, however, expect to become subject to such reporting requirements prior to the closing of the Arrangement.

Lundin Shares are traded on the TSX and the NYSE and the Lundin SDRs are traded on the OMX. HudBay Shares are currently listed for trading on the TSX. HudBay Shares are not currently eligible for trading on the NYSE or the OMX and are not currently eligible for trading on any national securities exchange or inter-dealer quotation system in the United States. It is expected that HudBay Shares, including those received in exchange for Lundin Shares in connection with the Arrangement, will be listed for trading on a national securities exchange in the United States and that HudBay SDRs will be listed for trading on the OMX.

The exchange of Lundin Shares for HudBay Shares should generally occur on a tax-deferred basis for purposes of the Tax Act. See “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations” in this Circular. The exchange of Lundin Shares for HudBay Shares pursuant to the Arrangement is intended to qualify as a non-taxable reorganization for U.S. federal income tax purposes. See “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations” in this Circular.

Effects on Lundin if the Arrangement is Not Completed

If the Arrangement is not approved by the Lundin Shareholders or if the Arrangement is not completed for any other reason, the Lundin Shareholders will not receive any consideration for their Lundin Shares in connection with the Arrangement. Instead, Lundin will remain a public company and the Lundin Shares may continue to be listed and traded on the TSX and the NYSE and the Lundin SDRs may continue to be listed and traded on the OMX. If the Arrangement is not completed, it is expected that Lundin’s management will operate Lundin in a manner similar to that in which it was being operated prior to the date of the Arrangement Agreement and that the Lundin

Shareholders will continue to be subject to the same risks and opportunities currently facing Lundin, including, among other things, the condition of the base metals industry on which Lundin’s business largely depends, Lundin’s need for additional capital to fund its ongoing operations, and general industry, economic, regulatory and market conditions. Accordingly, if the Arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future trading price or value of the Lundin Shares. The Directors would continue to evaluate and review, among other things, the performance of Lundin’s business and the capitalization of Lundin and make such changes as are deemed appropriate. In addition, Lundin could be required to pay HudBay the Termination Fee if the Arrangement Agreement is terminated in certain circumstances, including, but not limited to, if the Directors make a Change in Recommendation in certain circumstances or Lundin enters into an agreement with respect to a Superior Proposal in certain circumstances. See “The Arrangement Agreement — Termination Fees and Expenses” in this Circular. If neither the Arrangement nor a Superior Proposal is completed, HudBay will continue to hold 19.9% of the Lundin Shares. See “The Arrangement — Private Placement” in this Circular.

Fairness Opinion

The Special Committee entered into an engagement letter dated November 7, 2008 with Haywood pursuant to which, among other things, Haywood agreed to provide the Special Committee with its opinion as to whether the consideration under the Arrangement is fair, from a financial point of view, to the Lundin Shareholders.

Under its engagement letter with Haywood, Lundin agreed to pay Haywood a retainer fee and a fee related to the delivery of the Fairness Opinion. Haywood is to be reimbursed for its reasonable out-of-pocket expenses up to a maximum of $25,000. In addition, Lundin has agreed to indemnify Haywood and certain related persons against certain liabilities in connection with their engagement. In the past, Haywood and its affiliates have provided financial advisory services to Lundin and have received fees for the rendering of those services.

Haywood acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Lundin, HudBay or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it received or may receive compensation. As an investment dealer, Haywood conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Lundin, HudBay or the Arrangement.

At the meeting of the Special Committee held on November 19, 2008, Haywood made a presentation to the Special Committee and advised the Special Committee that, based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the consideration under the Arrangement was fair, from a financial point of view, to the Lundin Shareholders.

The full text of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix D to this Circular. Haywood provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Arrangement. The Fairness Opinion addresses only the fairness of the consideration under the Arrangement, is for the information of the Special Committee in connection with its consideration of the proposed Arrangement only, and is not a recommendation as to how the Lundin Shareholders should vote at the Meeting. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion. Lundin Shareholders are urged to read the Fairness Opinion in its entirety.

Lundin Shareholder Approval

At the Meeting, Lundin Shareholders will be asked to vote to approve the Arrangement Resolution. Pursuant to the Interim Order, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Lundin Shareholders present in person, or represented by proxy, and entitled to vote at the Meeting (“Lundin Shareholder Approval”).

The Arrangement Resolution must receive Lundin Shareholder Approval in order for Lundin to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by Lundin Shareholders of the Arrangement Resolution, Lundin reserves the right not to proceed with the Arrangement, subject to and in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:

•	each Lundin Share outstanding immediately prior to the Effective Time held by a Former Lundin Shareholder (other than a Dissenting Shareholder or HudBay) shall be transferred by the holder thereof to HudBay and, in consideration therefor, HudBay shall issue HudBay Shares on the basis of 0.3919 of a fully paid and non-assessable HudBay Share for each Lundin Share; and

•	each Lundin Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted HudBay Option”) to acquire (on the same terms and conditions as were applicable to such Lundin Option immediately before the Effective Time under the Lundin Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted HudBay Option will expire on the expiry date for such option), the number (rounded down to the nearest whole number) of HudBay Shares equal to the product of: (a) the number of Lundin Shares subject to such Lundin Option immediately prior to the Effective Time and (b) 0.3919. The exercise price per HudBay Share subject to any such Converted HudBay Option shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (a) the exercise price per Lundin Share subject to such Lundin Option immediately before the Effective Time divided by (b) 0.3919, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted HudBay Option In-the-Money Amount immediately after the exchange is equal to (but in no event greater than) the Lundin Stock Option In-the-Money Amount of the exchanged Lundin Option immediately before the Effective Time.

If (a) the Lundin Shareholder Approval is obtained, (b) the Final Order is obtained, and (c) all other conditions under the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed and the Arrangement will become effective on the Effective Date. Lundin and HudBay currently expect that the Effective Date will be on or about January 28, 2009.

Letter of Transmittal

A Letter of Transmittal is enclosed with this Circular for use by the Registered Shareholders for the purpose of the surrender of Lundin Share certificates in connection with the Arrangement in exchange for HudBay Shares. The details for the surrender of Lundin Share certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all Lundin Share certificates, together with a Letter of Transmittal properly completed and executed in accordance with the instructions of such Letter of Transmittal, and any additional documents as HudBay or the Depositary may reasonably require, the Registered Shareholder will be entitled to receive, and HudBay will cause the Depositary to deliver a certificate representing the number of HudBay Shares to which the Registered Shareholder is entitled. After the Effective Time, the Lundin Share certificates will only represent the right of a Registered Shareholder to receive, upon the surrender of such certificates, the HudBay Shares to which such holder is entitled under the Arrangement. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available at the website maintained by the Canadian Securities Administrators at www.sedar.com and the website maintained by the SEC at www.sec.gov.

If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Lundin Shares on your behalf in order to submit your Lundin Shares. You should not complete the Letter of Transmittal applicable to Registered Shareholders unless specifically instructed to do so by your Intermediary.

Lost Certificates

A Lundin Shareholder who does not hold Lundin Shares through an Intermediary and who has lost or misplaced its Lundin Share certificates should complete the Letter of Transmittal as fully as possible and forward it, together with an affidavit regarding the loss or misplacement, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which will include a bonding requirement) for payment of the consideration in accordance with the Arrangement. Further details are set out in the Letter of Transmittal.

Fractional Shares

No fractional HudBay Shares will be issued to Former Lundin Shareholders. If a Former Lundin Shareholder is entitled to a fractional share representing 0.5 or more of a HudBay Share, the number of HudBay Shares to be issued to that Former Lundin Shareholder will be rounded up to the nearest whole HudBay Share. If a Former Lundin Shareholder is entitled to a fractional share representing less that 0.5 of a HudBay Share, the number of HudBay Shares to be issued to that Former Lundin Shareholder will be rounded down to the nearest whole HudBay Share.

Cancellation of Rights after Six Years

Any certificate which immediately before the Effective Time represented Lundin Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim by or interest of any Former Lundin Shareholder of any kind or nature against or in Lundin or HudBay. Accordingly, persons who tender certificates for Lundin Shares after the sixth anniversary of the Effective Date will not receive HudBay Shares and will not own any interest in HudBay.

Delivery Requirements

The method of delivery of Lundin Share certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Lundin Shareholder surrendering them. Lundin recommends that such documents be delivered by hand to the Depositary, at one of the offices noted in the Letter of Transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Lundin Shareholders holding Lundin Shares registered in the name of an Intermediary must contact such Intermediary to arrange for the surrender of their Lundin Share certificates.

Delivery of the HudBay Shares

If you hold your Lundin Shares through an Intermediary, then you are not required to take any action and the Consideration will be delivered to your Intermediary through the procedures in place for such purposes between CDS or similar entities and such Intermediaries. If you hold your Lundin Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process.

In the case of Registered Shareholders, as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable Lundin Share certificates and a duly and properly completed Letter of Transmittal, HudBay will cause the Depositary to forward a certificate representing the HudBay Shares to which the Registered Shareholder is entitled by first class mail, postage prepaid, to the address of the Lundin Shareholder as shown on the register maintained by the Transfer Agent or as directed in the Letter of Transmittal, unless the Lundin Shareholder indicates in the Letter of Transmittal that it wishes to pick up the certificate representing the HudBay Shares. Assuming due delivery of the required documentation to the Depositary prior to the Effective Date, it is anticipated that the Consideration under the Arrangement will be available from the Depositary as soon as practicable, but in any event, no later than three business days following the Effective Date. Under no circumstance will interest on the Consideration be paid by Lundin, HudBay or the Depositary by reason of any delay in delivering the Consideration or otherwise.

Voting Agreements

The following is a summary of certain material terms of the Voting Agreements. Copies of the Voting Agreements are available on SEDAR at www.sedar.com and at the SEC website at www.sec.gov. This summary and certain capitalized terms referred to in the summary do not contain all of the information about the Voting Agreements. Therefore, Lundin Shareholders should read the Voting Agreements carefully and in their entirety, as the rights and obligations of the Supporting Shareholders and HudBay are governed by the terms of the Voting Agreements and not by this summary or any other information contained in this Circular.

The Supporting Shareholders have each entered into Voting Agreements having similar form with HudBay pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote their Lundin Shares (or in the case of 1875 Finance SA, 18,500,000 Lundin Shares held by it) in favour of the Arrangement Resolution, not to solicit or take any other similar action in respect of any Acquisition Proposal, not to sell or transfer any of their Lundin Shares (or in the case of 1875 Finance SA, 18,500,000 Lundin Shares held by it) to any person and not to grant a security interest over their Lundin Shares (or in the case of 1875 Finance SA, 18,500,000 Lundin Shares held by it). The Supporting Shareholders have also agreed not to vote their Lundin Shares in respect of any proposed action by Lundin, the Lundin Shareholders, an affiliate of Lundin or any other person that might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement. In the event that any transaction other than the Arrangement is presented for approval or acceptance by the Lundin Shareholders, the Supporting Shareholders have agreed, among other things, not to, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any Lundin Shares.

Additionally, each of the Supporting Shareholders has agreed to duly complete and cause forms of proxy to be delivered in support of the Arrangement prior to the Meeting. The Voting Agreements executed by the Founding Shareholders and 1875 Finance SA expire on termination of the Arrangement Agreement in accordance with its terms. In addition, the Voting Agreements executed by the Directors (other than Messrs. Benner, Charter and Craig) will terminate if, prior to receipt of Lundin Shareholder Approval, the Directors fail to recommend or withdraw, amend, modify or qualify, or fail to reaffirm their recommendation of the Arrangement, after having been requested by HudBay to do so, in a manner adverse to HudBay.

Each of the Supporting Shareholders may, without prejudice to any other rights such shareholder may hold, terminate such Voting Agreement by notice in writing to HudBay if (a) any of the representations and warranties of HudBay under the Voting Agreement are not true and correct in all material respects, or (b) HudBay has not complied with its covenants contained in such Voting Agreement in all material respects.

HudBay may, at any time and without prejudice to any other rights it may hold, terminate such Voting Agreements by notice in writing if (a) any of the representations and warranties of the Supporting Shareholder under such Voting Agreement are not true and correct in all material respects, or (b) such Supporting Shareholder has not complied with its covenants contained in such Voting Agreement in all material respects.

As of December 19, 2008, the Supporting Shareholders held 82,601,689 Lundin Shares, representing approximately 16.9% of the outstanding Lundin Shares on such date. In addition, pursuant to the Subscription Agreement, HudBay has agreed to vote the Subscription Shares in favour of the Arrangement Resolution. As a result, approximately 36.8% of the Lundin Shares have agreed to vote in favour of the Arrangement Resolution.

Private Placement

The following is a summary of certain material terms of the Subscription Agreement. Copies of the Subscription Agreement are available on SEDAR at www.sedar.com and at the SEC website at www.sec.gov. This summary and certain capitalized terms referred to in the summary do not contain all of the information about the Subscription Agreement. Therefore, Lundin Shareholders should read the Subscription Agreement carefully and in its entirety, as the rights and obligations of Lundin and HudBay are governed by the terms of the Subscription Agreement and not by this summary or any other information contained in this Circular.

HudBay and Lundin entered into a subscription agreement dated as of November 21, 2008 (the “Subscription Agreement”), pursuant to which HudBay acquired, on a private placement basis, 96,997,492 Lundin Shares (the “Subscription Shares”), representing approximately 19.9% of the Lundin Shares after giving effect to such issuance, at a price of $1.40 per Lundin Share for aggregate gross proceeds to Lundin of $135,796,488.80 (the “Private Placement”). The Private Placement closed on December 11, 2008.

Pursuant to the terms of the Subscription Agreement, HudBay has agreed, among other things, that it will vote all of the Subscription Shares in favour of the Arrangement and that it will not revoke any proxies executed pursuant to the Subscription Agreement without the prior written consent of Lundin. HudBay has also agreed that it will tender the Subscription Shares to a Superior Proposal that is structured as a take-over bid, or vote (or cause to be voted) all such shares in favour of a resolution of Lundin’s Shareholders to approve a Superior Proposal, provided that the Arrangement Agreement has been terminated in accordance with its terms. Further, HudBay has agreed that, in the event the Arrangement is not completed, it will not vote the Subscription Shares against the recommendations of management of Lundin in respect of any resolution proposed by management of Lundin at a properly constituted meeting, other than in connection with a change of control transaction or in connection with a resolution regarding the issuance of greater than 10% of the issued and outstanding Lundin Shares, in which circumstances it will be free to vote as it chooses. HudBay has agreed not to sell, transfer, assign or otherwise dispose of, in a single transaction or a series of transactions: (a) that number of Subscription Shares that is equal to or greater than 5% of the issued and outstanding Lundin Shares, determined as of the closing date of the Private Placement, in any six-month period; and (b) Subscription Shares to any person that owns, or has direction or control over, at least 10% of the issued and outstanding Lundin Shares as of the date of such sale, transfer, assignment or disposition; provided that the foregoing restriction shall not apply to ordinary course trades made through the TSX.

The foregoing covenants of HudBay shall continue until the earlier of: (a) the Effective Time; (b) such date that HudBay, directly or indirectly, holds less than 10% of the issued and outstanding Lundin Shares; and (c) the date that a shareholder of Lundin, other than the Founding Shareholders, directly or indirectly, alone or in concert, acquires or exercises control over 20% or more of the issued and outstanding Lundin Shares.

On November 21, 2008, HudBay and Lundin also entered into a letter agreement pursuant to which HudBay agreed to lend to Lundin an amount equal to $135,796,488.80 on an unsubordinated basis subject to certain terms and conditions. As a result of the closing of the Private Placement, the loan to Lundin contemplated by such letter agreement was not completed and the letter agreement was terminated by mutual agreement of HudBay and Lundin without penalty.

Interests of Directors, Executive Officers and Others in the Arrangement

In considering the recommendations of the Special Committee and Directors with respect to the Arrangement, Lundin Shareholders should be aware that certain of the Directors and executive officers of Lundin may have interests that differ from those of the Lundin Shareholders. The Special Committee and the Directors are aware of these interests and considered them along with other matters described below.

Lundin Shareholdings

As of December 19, 2008, the Directors, executive officers and insiders of Lundin (such insiders being the Founding Shareholders) beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 64,919,531 Lundin Shares, which represented approximately 13.3% of the total number of outstanding Lundin Shares. All Lundin Shares held by the Directors, executive officers and other insiders of Lundin will be treated identically and in the same manner under the Arrangement as Lundin Shares held by any other Lundin Shareholder.

The following table sets out the names and positions of the Directors and executive officers of Lundin and as of December 19, 2008, the number and percentage of Lundin Shares owned or over which control or direction is exercised by each such Director or executive officer of Lundin and, where known after reasonable enquiry, by their respective associates or affiliates:

				%
		Ownership or		Ownership
		Control over		of Lundin
Name	Position	Lundin Shares		Shares

Lukas H. Lundin	Chairman and Director	559,311		0.115%
Philip J. Wright	President, Chief Executive Officer and Director	—		—
Colin K. Benner	Director	50,668		0.010%
Donald K. Charter	Director	11,424		0.002%
John H. Craig	Director	61,849		0.013%
Brian D. Edgar	Director	30,000		0.006%
David F. Mullen	Director	8,466		0.002%
Anthony O’Reilly Jr.	Director	65,634		0.013%
Dale C. Peniuk	Director	3,100	(1)	0.001%
William A. Rand	Director	223,424		0.046%
Ted C. Mayers	Chief Financial Officer	—		—
Joâo Carrêlo	Executive Vice President and Chief Operating Officer	—		—
Paul Conibear	Senior Vice President, Projects	715,251	(2)	0.147%
Neil O’Brien	Senior Vice President, Exploration and Business Development	59,500		0.012%
Marie Inkster	Vice President, Finance	—		—
Peter Nicoll	Vice President, Health, Safety, Environment and Community	—		—
Mikael Schauman	Vice President, Marketing	—		—
Wojtek Wodzicki	Vice President, Strategic Partnerships	—		—

(1)	Includes 3,000 Lundin Shares and 100 Lundin Shares owned by Dale C. Peniuk’s spouse and son, respectively.

(2)	Includes 80,850 Lundin Shares owned by Paul Conibear’s spouse.

Lundin Options

The Directors and executive officers of Lundin beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 4,066,220 Lundin Options (including 2,000 call options held by Brian D. Edgar, which are exercisable for 200,000 Lundin Shares) as of the close of business on December 19, 2008. All of the Lundin Options held by the Directors and executive officers of Lundin will be treated in the same manner under the Arrangement as Lundin Options held by every other holder of Lundin Options. All Lundin Options will be exchanged for Converted HudBay Options in accordance with the Plan of Arrangement. See “The Arrangement — Arrangement Mechanics” in this Circular.

Transactions with HudBay

Mr. Benner serves on the board of directors of HudBay, and for his service, HudBay paid Mr. Benner cash in the amount of $3,750 for the period from August 2008 to December 1, 2008 and on, October 1, 2008, granted Mr. Benner 37,600 options to purchase HudBay Shares at an exercise price of $7.01 per share. Mr. Benner joined the board of directors of HudBay in connection with HudBay’s acquisition of Skye Resources Inc. in August 2008. Prior to such acquisition, Mr. Benner served as Vice Chairman, President and Chief Executive Officer of Skye Resources Inc.

Mr. Charter serves on the board of directors of HudBay, and for his service, HudBay paid Mr. Charter cash in the amount of $29,583 for the period from April 2008 to December 1, 2008 and, on May 29, 2008, granted Mr. Charter 100,000 options to purchase HudBay Shares at an exercise price of $17.62 per share.

Transactions with Lundin

Mr. Benner was Vice Chairman and Chief Executive Officer of EuroZinc Mining Corporation from December 2004 to October 2006. EuroZinc Mining Corporation merged with Lundin in October 2006 and Mr. Benner was appointed Vice Chairman and Chief Executive Officer of Lundin in October 2006. Mr. Benner resigned as Chief Executive Officer of Lundin in March 2007 and continued on as Vice Chairman of Lundin until January 2008. Mr. Benner received aggregate compensation from Lundin in 2007 of $8,041,231.76, in respect of services rendered as Chief Executive Officer, in the form of cash and Lundin Options, and in respect of a severance payment. Mr. Benner is a Director and for his service, Lundin paid Mr. Benner cash in the amount of $68,750 in 2008 year to date. Mr. Benner also provided consulting services to Lundin in 2008 for which he received $37,500.

Mr. Charter is a Director of Lundin and for his service, Lundin paid Mr. Charter cash in the amount of $90,000 in 2007 and $75,000 in 2008 year to date.

Other Matters

Mr. Craig, a Director, is a partner of Cassels, Canadian legal advisor to HudBay in connection with the Arrangement.

Severance Obligations

Upon the completion of the Arrangement, Mr. Palmiere will be the Chief Executive Officer of HudBay and Mr. Wright’s executive employment agreement with Lundin, dated January 16, 2008, will be terminated. Under the terms of the agreement, Mr. Wright’s employment will be considered to have been terminated without cause and he will be entitled to receive amounts owing to him under the initial two-year term of his contract. The termination of Mr. Wright’s executive employment agreement will not increase the amount owing, rather it will accelerate the due date of the amount that would have been paid to Mr. Wright in the ordinary course of business.

Voting Intentions

The Directors and executive officers of Lundin who beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 1,704,677 Lundin Shares as at December 19, 2008, which represent less than 1% of the outstanding Lundin Shares, have each agreed, or indicated that they each intend, to vote FOR the Arrangement Resolution. The Directors (other than Messrs. Benner, Charter and Craig) have entered into Voting Agreements with HudBay, pursuant to which each agreed to vote his Lundin Shares FOR the Arrangement. In addition, pursuant to the Subscription Agreement, HudBay has agreed to vote the Subscription Shares FOR the Arrangement Resolution.

Indemnity and Insurance Arrangements and Treatment of Lundin Officers Following the Consummation of the Arrangement

For a description of the indemnification and insurance arrangements under the Arrangement Agreement, see “The Arrangement Agreement — Directors’ and Officers’ Indemnification” in this Circular.

Treatment of Lundin SDRs

Contemporaneously with the completion of the Arrangement, each Lundin SDR outstanding immediately prior to the Effective Time will be exchanged for 0.3919 of a HudBay SDR. No fractional HudBay SDRs will be issued to holders of Lundin SDRs. If a holder of Lundin SDRs is entitled to a fractional Swedish depositary receipt representing 0.5 or more of a HudBay SDR, the number of HudBay SDRs to be issued to that holder of Lundin SDRs will be rounded up to the nearest whole HudBay SDR. If a holder of Lundin SDRs is entitled to a fractional Swedish depositary receipt representing less than 0.5 of a HudBay SDR, the number of HudBay SDRs to be issued to that holder of Lundin SDRs will be rounded down to the nearest whole HudBay SDR. The terms and conditions of the HudBay SDRs will be substantially the same as the terms and conditions applicable to the Lundin SDRs immediately before the Effective Time.

HudBay filed a prospectus with the SFSA on December 19, 2008, and intends to apply for a listing of the HudBay SDRs on the OMX prior to the Effective Date. The listing of the HudBay SDRs is subject to approval by the OMX. Subject to the approval by the SFSA of HudBay’s prospectus, the first day of trading of the HudBay SDRs on the OMX is expected to be on or about the Effective Date.

The depositary for the HudBay SDRs will be E. Öhman J:or Fondkommission AB, P.O. Box 7415, SE-103 91 Stockholm, Sweden.

THE ARRANGEMENT AGREEMENT

The following is a summary of certain material terms of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular. This summary and certain capitalized terms referred to in the summary do not contain all of the information about the Arrangement Agreement. Therefore, Lundin Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of Lundin and HudBay are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by Lundin and HudBay. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the parties thereto for the purposes of the Arrangement Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Lundin Shareholders, or may have been used for the purpose of allocating risk between the parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

On November 21, 2008, Lundin and HudBay entered into the Arrangement Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, HudBay will acquire all of the issued and outstanding Lundin Shares (other than any Lundin Shares it already owns) as part of a Plan of Arrangement, under which Lundin Shareholders (other than Dissenting Shareholders and HudBay) will receive 0.3919 of a HudBay Share for each Lundin Share. The terms of the Arrangement Agreement are the result of arm’s-length negotiations conducted between the Special Committee and HudBay and their respective advisors.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the parties to complete the Arrangement are subject to the fulfilment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of Lundin and HudBay:

•	the Arrangement Resolution shall have been approved and adopted by the Lundin Shareholders at the Meeting in accordance with the Interim Order;

•	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Lundin and HudBay, acting reasonably;

•	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Lundin or HudBay which shall prevent the consummation of the Arrangement;

•	HudBay Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act; provided, however, that Lundin shall not be entitled to rely on the provisions of this condition in failing to complete the transactions contemplated by the Arrangement Agreement in the event that Lundin fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that HudBay will rely on the foregoing exemption based on the Court’s approval of the transaction;

•	the Key Regulatory Approvals shall have been obtained; and

•	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Lundin and HudBay have determined that Competition Act Approval is not required, and accordingly, the Key Regulatory Approvals condition has been satisfied. See “Principal Legal Matters — Principal Regulatory Matters” in this Circular.

HudBay Conditions Precedent

The Arrangement Agreement provides that the obligation of HudBay to complete the Arrangement is subject to the fulfilment of each of the following conditions precedent (each of which is for the exclusive benefit of HudBay and may be waived by HudBay):

•	all covenants of Lundin under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by HudBay shall have been duly performed by Lundin in all material respects and HudBay shall have received a certificate of Lundin addressed to HudBay and dated the Effective Time, signed on behalf of Lundin by two senior executive officers of Lundin (on Lundin’s behalf and without personal liability), confirming the same as at the Effective Date;

•	the representations and warranties of Lundin set forth in: (a) the first sentence of the organization and qualification representations and warranties, the authority relative to the Arrangement Agreement representations and warranties and the capitalization representations and warranties shall be true and correct as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct as of such date) and (b) the representations and warranties of Lundin in the Arrangement Agreement, other than those to which clause (a) above applies, shall be true and correct (disregarding any materiality, Material Adverse Change or Material Adverse Effect qualification contained in any such representations or warranties) in all material respects as of the Effective Time as though made on and as of the Effective Time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct as of such date), except in the case of clause (b) where the failure to be so true and correct, individually or in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect on Lundin, and HudBay shall have received a certificate signed on behalf of Lundin by two executive officers of Lundin (without personal liability) to this effect;

•	since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Lundin;

•	the relevant Portuguese Governmental Entity shall have been notified of the Arrangement and (a) 60 days shall have elapsed from the date of such notification and (b) no Portuguese Governmental Entity shall have made a final determination that the Arrangement would result in a change in control of Somincor S.A. and no Portuguese Governmental Entity shall have taken any action in respect of such determination that would materially and adversely impair Somincor S.A.’s rights under the Neves-Corvo Mining Concession Contract;

•	the Majority Lenders shall have consented to the Arrangement and waived any Event of Default (as such term is defined in the Credit Agreement) including, without limitation, any Event of Default caused by the completion of the Arrangement;

•	in the event that HudBay is required by any Governmental Entity, Securities Authority or the TSX to call and hold a meeting of its shareholders to obtain their approval of the Arrangement or any aspect of the Arrangement, such shareholder approval shall have been obtained; and

•	holders of no more than 8% of the Lundin Shares shall have exercised Dissent Rights.

Lundin Conditions Precedent

The Arrangement Agreement provides that the obligation of Lundin to complete the Arrangement is subject to the fulfilment of each of the following conditions precedent (each of which is for the exclusive benefit of Lundin and may be waived by Lundin):

•	all covenants of HudBay under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Lundin shall have been duly performed by HudBay in all material respects and Lundin shall have received a certificate of HudBay, addressed to Lundin and dated the Effective Time, signed on behalf of HudBay by two of its senior executive officers (on HudBay’s behalf and without personal liability), confirming the same as of the Effective Date;

•	the representations and warranties of HudBay set forth in: (a) the authority relative to the Arrangement Agreement representations and warranties, the first sentence of the organization and qualification representations and warranties and the capitalization representations and warranties shall be true and correct as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct as of such date); and (b) the representations and warranties of HudBay in the Arrangement Agreement, other than those to which clause (a) above applies, shall be true and correct (disregarding any materiality, Material Adverse Change or Material Adverse Effect qualification contained in any such representations or warranties) as of the Effective Time as though made on and as of the Effective Time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct as of such date), except in the case of clause (b) where the failure to be so true and correct, individually or in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect on HudBay, and Lundin shall have received a certificate signed on behalf of HudBay by two executive officers of HudBay (without personal liability) to this effect;

•	since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on HudBay; and

•	HudBay shall have delivered evidence satisfactory to Lundin, acting reasonably, of the approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of any convertible securities of Lundin outstanding at the Effective Time, subject only to satisfaction of the customary listing conditions of the TSX.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Lundin relating to, among other things, the following matters: board approval; fairness opinion; organization and qualification; authority relative to the Arrangement Agreement; no violations; capitalization; Material Contracts; reporting status and Securities Laws matters; ownership of subsidiaries, significant interest companies and investment companies; public filings; Lundin Financial Statements; internal controls and financial reporting; books and records; minute books; no undisclosed liabilities; no material change; litigation; taxes; interest in mineral rights; permits; HSR Act; environmental matters; mineral reserves and resources; benefit plans; labour and employment; compliance with Laws; absence of cease trade orders; related party transactions; expropriation; rights of other persons; registration rights; restrictions on business activities; brokers; fees and expenses; insurance; Lundin data room information; U.S. Securities Laws; and U.S. Foreign Corrupt Practices Act and Corruption of Foreign Public Officials Act (Canada).

The Arrangement Agreement also contains a number of customary representations and warranties of HudBay, relating to, among other things, the following matters: authority relative to the Arrangement Agreement; organization and qualification; no violations; ownership of material HudBay subsidiaries; capitalization; Material

Contracts; reporting status and Securities Laws matters; public filings; HudBay Financial Statements; internal controls and financial reporting; books and records; minute books; no undisclosed liabilities; no material change; litigation; taxes; interest in mineral rights; permits; environmental matters; mineral reserves and resources; benefit plans; labour and employment; compliance with Laws; related party transactions; expropriation; rights of other persons; restrictions on business activities; brokers; insurance; data room information; issuance of HudBay Shares; absence of cease trade orders; Investment Canada Act; U.S. Securities Laws; use of short form prospectus; U.S. Foreign Corrupt Practices Act and Corruption of Foreign Public Officials Act (Canada); and exchange listing and U.S. trading.

Lundin Covenants

General Covenants

In the Arrangement Agreement, Lundin agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms. These covenants include, among others, unless expressly required or permitted by the Arrangement Agreement, applicable Laws or Governmental Entity or consented to by HudBay, a covenant to continue to carry on its and each of its subsidiaries’ business in the ordinary course consistent with past practice, and to use its commercially reasonable efforts to maintain and preserve intact its and each of its subsidiaries’ business organization, assets, employees, goodwill and business relationships.

Further Covenants

Lundin further agreed that it will and it will cause its subsidiaries to perform all obligations required or desirable to be performed by Lundin or any of its subsidiaries under the Arrangement Agreement, co-operate with HudBay in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement, including that it would:

•	within two business days of the date of the Arrangement Agreement provide to HudBay (if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Lundin and any third party pursuant to which confidential information of Lundin has been provided to such third party;

•	apply for and use its commercially reasonable efforts to obtain the Key Regulatory Approvals relating to Lundin or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep HudBay reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing HudBay with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to HudBay’s outside counsel on an “external counsel” basis), in order for HudBay to provide its comments thereon. Without limiting the foregoing, neither Lundin nor any of its affiliates will be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with the Arrangement Agreement or any of the transactions contemplated by the Arrangement Agreement;

•	use its best efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;

•	defend all lawsuits or other legal, regulatory or other proceedings against Lundin challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

•	subject to applicable Law, make available and cause to be made available to HudBay, and the agents and advisors thereto, information reasonably requested by HudBay for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of HudBay and Lundin going forward and confirming the representations and warranties of Lundin set out in the Arrangement Agreement; and

•	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order.

HudBay Covenants

General Covenants

In the Arrangement Agreement, HudBay agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms. These covenants include, among others, unless expressly required or permitted by the Arrangement Agreement, applicable Laws or Governmental Entity or consented to by Lundin, a covenant to continue to carry on its and each of its subsidiaries’ business in the ordinary course consistent with past practice, and to use its commercially reasonable efforts to maintain and preserve intact its and each of its subsidiaries’ business organization, assets, employees, goodwill and business relationships.

Further Covenants

HudBay further agreed that it will and it will cause its subsidiaries to perform all obligations required or desirable to be performed by HudBay or any its subsidiaries under the Arrangement Agreement, co-operate with Lundin in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement, including that it would:

•	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to HudBay or any of HudBay’s subsidiaries which are typically applied for by an acquiror and, in doing so, keep Lundin reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Lundin with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Lundin’s outside counsel on an “external counsel” basis), in order for Lundin to provide its reasonable comments thereon. Without limiting the foregoing, neither HudBay nor any of its affiliates will be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with the Arrangement Agreement or any of the transactions contemplated by the Arrangement Agreement;

•	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided in the Arrangement Agreement;

•	defend all lawsuits or other legal, regulatory or other proceedings against HudBay challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;

•	following the Effective Time, take all steps required and cause Lundin or its successor to take all steps required to fulfill the obligations of Lundin or its successor to deliver HudBay Shares on any exercise of Lundin Options;

•	if, after the Effective Time, the HudBay Shares are deemed, pursuant to Rule 12g-3 under the 1934 Act, to be registered under Section 12 of the 1934 Act, then, as soon as practicable after the Effective Time, HudBay shall file with the SEC a Form 15F to terminate the registration of the HudBay Shares with the SEC;

•	subject to applicable Law (including the rules or policies of the TSX) vote any other Lundin Shares beneficially owned by it in favour of the Arrangement;

•	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of the Lundin Options outstanding at the Effective Time, subject only to satisfaction by HudBay of customary listing conditions of the TSX;

•	subject to applicable Law, make available and cause to be made available to Lundin, and its agents and advisors, information reasonably requested by Lundin for the purposes of confirming the representations and warranties of HudBay set out in the Arrangement Agreement;

•	use commercially reasonable efforts to ensure that, immediately following the Effective Time, the board of directors of HudBay is comprised of Colin K. Benner, Donald K. Charter, Lukas H. Lundin, William A. Rand, Philip J. Wright, Allen J. Palmiere, Ronald P. Gagel, R. Peter Gillin and M. Norman Anderson, and the Chief Executive Officer of HudBay is Allen J. Palmiere; and

•	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order.

Covenants Regarding Non-Solicitation

Lundin Non-Solicitation Obligations

The Arrangement Agreement provides that subject to certain exceptions, from and after the date of the Arrangement Agreement, Lundin shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Lundin or any of its subsidiaries (collectively, “Lundin Representatives”):

•	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

•	engage in any discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, provided, however, that Lundin may advise any Person making an Acquisition Proposal that it does not constitute a Superior Proposal when the Directors have so determined;

•	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

•	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

•	make a Change in Recommendation.

Except as otherwise provided in the Arrangement Agreement, Lundin shall, and shall cause its subsidiaries and the Lundin Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Lundin, any subsidiary of Lundin or any Lundin Representatives with respect to any Acquisition Proposal, and, in connection therewith, Lundin will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Lundin and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Lundin and its subsidiaries. Lundin agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of the Arrangement Agreement by Lundin, pursuant to the express terms of any such agreement, shall not be a violation of its non-solicitation obligations) and Lundin undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement, provided that Lundin shall not be prevented from considering any Superior Proposal if it complies with its non-solicitation obligations as set forth in the Arrangement Agreement.

Notwithstanding the above and any other provision of the Arrangement Agreement or of any other agreement between the parties or between Lundin and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the approval of the Arrangement Resolution at the Meeting, Lundin receives a written Acquisition Proposal that the Directors determine in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to result in a Superior Proposal, then Lundin may, provided it is in compliance with its non-solicitation obligations as set forth in the Arrangement Agreement:

•	furnish information with respect to Lundin and its subsidiaries to the person making such Acquisition Proposal; and/or

•	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise co-operate with or assist, the person making such Acquisition Proposal,

provided that Lundin shall not, and shall not allow the Lundin Representatives to, disclose any non-public information with respect to Lundin to such person (a) if such non public information has not been previously provided to, or is not concurrently provided to, HudBay; and (b) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement and that are not individually or in the aggregate materially more favourable to such person than those found in the Confidentiality Agreement. In particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with Lundin and may not restrict Lundin or its subsidiaries from complying with its non-solicitation obligations as set forth in the Arrangement Agreement.

Lundin shall promptly notify HudBay, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, or a request for non-public information, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Lundin shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as HudBay may reasonably request. Lundin shall keep HudBay fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from HudBay with respect thereto.

Notwithstanding anything in the Arrangement Agreement to the contrary, but subject to the right to match covenant (as set forth below), if at any time following the date of the Arrangement Agreement and prior to obtaining the Lundin Shareholder Approval at the Meeting, Lundin receives an Acquisition Proposal which the Directors conclude in good faith constitutes a Superior Proposal, the Directors may enter into a definitive agreement with respect to such Superior Proposal.

Subject to the right to match covenant, nothing contained in the Arrangement Agreement shall prohibit the Directors from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Lundin prior to the Effective Time, if, in the good faith judgment of the Directors, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Directors’ exercise of their fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that, for greater certainty, in the event of a Change in Recommendation and a termination by HudBay of the Arrangement Agreement due to such Change in Recommendation (but not including a termination by HudBay in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Change with respect to HudBay), Lundin shall pay the Termination Fee. In addition, subject to the provisions of the non-solicitation and right to match covenants, nothing contained in the Arrangement Agreement shall prevent Lundin or the Directors from calling and holding a meeting of Lundin Shareholders, or any of them, requisitioned by Lundin Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with applicable Laws.

Right to Match

Lundin has agreed that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by its non-solicitation obligations) or make a Change in Recommendation in respect of an Acquisition Proposal unless:

•	Lundin has complied with its obligations in the non-solicitation covenant in all material respects and has provided HudBay with a copy of the Acquisition Proposal; and

•	a period (the “Response Period”) of five business days has elapsed from the date that is the later of: (a) the date on which HudBay receives written notice from the Directors that the Directors have determined that the Acquisition Proposal constitutes a Superior Proposal, and to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Acquisition Proposal or to make a Change in Recommendation in respect of such Acquisition Proposal; and (b) the date HudBay receives a copy of the Acquisition Proposal.

During the Response Period, HudBay will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration. The Directors shall review any such offer by HudBay to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which HudBay is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by HudBay to be amended. If the Directors determine that the Acquisition Proposal no longer constitutes a Superior Proposal, the Directors will cause Lundin to enter into an amendment to the Arrangement Agreement with HudBay incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and the prompt issuance of a press release to that effect. If the Directors determine that the Acquisition Proposal continues to be a Superior Proposal, Lundin may approve and recommend that Lundin Shareholders accept such Superior Proposal and may make a Change in Recommendation in respect of the Superior Proposal or, subject to the below, terminate the Arrangement Agreement and pay the Termination Fee in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the holders of the Lundin Shares shall constitute a new Acquisition Proposal for purposes of the foregoing right to match and HudBay shall be afforded a new Response Period and the rights afforded in the paragraph above in respect of each such Acquisition Proposal.

If prior to the expiry of the Response Period and during the Response Period, HudBay requests in writing that the Meeting proceed in compliance with the Arrangement Agreement, Lundin shall not be permitted to terminate the Arrangement Agreement if Lundin enters into a legally binding agreement with respect to a Superior Proposal. Notwithstanding the foregoing, Lundin shall be permitted to accept or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal provided that any such agreement, understanding or arrangement shall terminate if the Arrangement is approved at the Meeting and does not prevent the Meeting from proceeding in compliance with the Arrangement Agreement or impose any termination, expense reimbursement or other fees on Lundin or any of its subsidiaries or result in the grant of any options or rights to acquire assets or securities of Lundin or any of its subsidiaries, in each case that would be effective prior to the termination of the Arrangement Agreement or survive the Effective Date.

Either Lundin or HudBay shall be entitled to adjourn or postpone the Meeting for a period of up to seven business days from the date that Lundin has provided HudBay with a notice of an Acquisition Proposal if the Acquisition Proposal is received by Lundin less than seven business days prior to the date of the Meeting provided, however, that the Meeting shall not be adjourned or postponed to a date later than the seventh business day prior to May 30, 2009.

HudBay Non-Solicitation Obligations

The Arrangement Agreement provides that subject to certain exceptions, from and after the date of the Arrangement Agreement, HudBay shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of HudBay or any of its subsidiaries (collectively, the “HudBay Representatives”):

•	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

•	engage in any discussions or negotiations with any person regarding an Acquisition Proposal;

•	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or

•	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal.

Except as otherwise provided in the Arrangement Agreement, HudBay shall, and shall cause its subsidiaries and the HudBay Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by HudBay, any subsidiary of HudBay or any HudBay Representatives with respect to any Acquisition Proposal, and, in connection therewith, HudBay will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding HudBay and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding HudBay and its subsidiaries. HudBay agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of the Arrangement Agreement by HudBay, pursuant to the express terms of any such agreement, shall not be a violation of its non-solicitation obligations) and HudBay undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.

Notwithstanding the above and any other provision of the Arrangement Agreement or of any other agreement between the parties or between HudBay and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of the Arrangement Agreement and prior to the Effective Time, HudBay receives a Change of Control Proposal, then HudBay may, provided it is in compliance with its non-solicitation obligations as set forth in the Arrangement Agreement:

•	furnish information with respect to HudBay and its subsidiaries to the person making such Change of Control Proposal; and/or

•	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise co-operate with or assist, the person making such Change of Control Proposal,

provided that HudBay shall not, and shall not allow the HudBay Representatives to, disclose any non-public information with respect to HudBay to such person: (a) if such non-public information has not been previously provided to, or is not concurrently provided to, Lundin; and (b) if such person is not already party to a Confidentiality Agreement with HudBay, without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement and that are not individually or in the aggregate materially more favourable to such person than those found in the Confidentiality Agreement. In particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with HudBay and may not restrict HudBay or its subsidiaries from complying with its non-solicitation obligations as set forth in the Arrangement Agreement.

HudBay shall promptly notify Lundin, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, or a request for non-public information, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. HudBay shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Lundin may reasonably request. HudBay shall keep Lundin fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Lundin with respect thereto.

Notwithstanding anything in the Arrangement Agreement to the contrary, at any time following the date of the Arrangement Agreement and prior to the Effective Time, the board of directors of HudBay may publicly accept or recommend that its shareholders accept and/or enter into a definitive agreement with respect to such Change of Control Proposal provided that:

•	if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may be taken up by the offeror shall be after the Effective Date, and

•	if the Change of Control Proposal requires approval by the shareholders of HudBay, the record date for any meeting of the shareholders of HudBay that is required to be held to consider the Change of Control Proposal shall be after the Effective Date.

Termination

The Arrangement Agreement may be terminated:

•	by mutual written agreement of Lundin and HudBay;

•	by either Lundin or HudBay if the Effective Time shall not have occurred on or before May 30, 2009, and that failure is not the result of a breach of the Arrangement Agreement by the party proposing to terminate;

•	by either Lundin or HudBay if any applicable Law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited and enjoins Lundin or HudBay from consummating the Arrangement and such applicable Law (if applicable) or enjoinment has become final and non-appealable;

•	by either Lundin or HudBay if the Arrangement Resolution fails to obtain the Lundin Shareholder Approval at the Meeting;

•	by either Lundin or HudBay, as applicable, if any conditions precedent in its favour has not been satisfied and is incapable of being satisfied by May 30, 2009;

•	by either Lundin or HudBay, as applicable, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the applicable party has occurred that would cause the conditions precedent not to be satisfied, and such conditions are incapable of being satisfied by May 30, 2009, as reasonably determined by Lundin or HudBay, as applicable, so long as Lundin or HudBay, as applicable, is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent in its respective favour not to be satisfied;

•	by Lundin or HudBay, as applicable, if there is a wilful and material breach of the other party’s non-solicitation obligations;

•	by HudBay if, prior to obtaining the Lundin Shareholder Approval, the Directors fail to recommend or withdraw, amend, modify or qualify, in a manner adverse to HudBay or fail to reaffirm their recommendation of the Arrangement within five business days (and in any case prior to the Meeting) after having been requested in writing by HudBay to do so, in a manner adverse to HudBay, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days (or beyond the date which is one day prior to the Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”);

•	by HudBay if Lundin has entered into a binding written agreement relating to a Superior Proposal in accordance with its non-solicitation obligations; or

•	by Lundin if Lundin has entered into a legally binding agreement with respect to a Superior Proposal in accordance with its non-solicitation obligations as long as concurrently with the termination, Lundin pays the Termination Fee to HudBay.

Termination Fees and Expenses

The Arrangement Agreement provides that if a Termination Fee Event occurs, Lundin will pay HudBay $24.25 million (the “Termination Fee”). “Termination Fee Event” means the termination of the Arrangement Agreement:

•	by HudBay pursuant to the eighth bullet (relating to a Change in Recommendation) (other than a termination by HudBay in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Change with respect to HudBay) or pursuant to the ninth bullet (relating to a Superior Proposal) under the heading “The Arrangement Agreement — Termination” in either case prior to the Meeting;

•	by HudBay pursuant to the seventh bullet (relating to the non-solicitation obligations) under the heading “The Arrangement Agreement — Termination”;

•	by Lundin pursuant to the tenth bullet (relating to a Superior Proposal) under the heading “The Arrangement Agreement — Termination”; or

•	by HudBay pursuant to the second bullet (relating to the Effective Time) or by either Lundin or HudBay pursuant to the fourth bullet (relating to the Arrangement Resolution) under the heading “The Arrangement Agreement — Termination”, but only if, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Lundin shall have been made to Lundin or publicly announced by any person (other than HudBay or any of its affiliates) and, within twelve months following the date of such termination: (a) an Acquisition Proposal is consummated; or (b) Lundin or one or more of its subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal or the Directors approve or recommend such Acquisition Proposal which is subsequently consummated at any time thereafter, provided that for purposes of this bullet, all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

If Lundin terminates the Arrangement Agreement pursuant to the seventh bullet (related to the non-solicitations obligations) under the heading “The Arrangement Agreement — Termination”, HudBay will pay Lundin the Termination Fee.

All fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement will be paid by the party incurring such fees, costs or expenses; however, if either Lundin or HudBay, as applicable, terminates the Arrangement Agreement pursuant to the sixth bullet (related to breach of representations and warranties) under the heading “The Arrangement Agreement — Termination”, the breaching party will pay the non-breaching party $2.5 million within two business day following such termination.

Directors’ and Officers’ Indemnification

HudBay will, or will cause Lundin and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Lundin and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that HudBay acknowledges and agrees that prior to the Effective Date, Lundin may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date.

Amendment and Waiver

Subject to the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of Lundin and HudBay, without further notice to or authorization on the part of the Lundin Shareholders, and any such amendment may without limitation: (a) change the time for performance of any obligations or acts of Lundin or HudBay; (b) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto; (c) waive compliance with or modify any of the covenants in the Arrangement Agreement and waive or modify performance of any of the obligations of Lundin or HudBay; and (d) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

In addition, each of Lundin and HudBay may, by an instrument in writing, (a) extend the time for the performance of any of the obligations or acts of the other party; (b) waive compliance with any of the other party’s agreements or the fulfilment of any conditions to its own obligations contained in the Arrangement Agreement; or (c) waive inaccuracies in any of the other party’s representations or warranties contained in the Arrangement Agreement or in any document delivered by the other party.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires Court approval under the CBCA. On December 22, 2008, prior to the mailing of this Circular, Lundin obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix E to this Circular. A copy of the Notice of Application in respect of the Final Order is attached as Appendix F to this Circular.

Subject to Lundin Shareholder Approval in accordance with the Interim Order, the hearing in respect of the Final Order is currently scheduled to take place on January 28, 2009, at 10:00 a.m. (Toronto time) in the Court at 330 University Avenue, Toronto, Ontario, M5G 1R8. Any Lundin Shareholder and any other interested party who wishes to appear, or to be represented, and to present evidence or arguments must file and serve on Osler with a copy to Cassels a notice of intention to appear (a “Notice of Appearance”), together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order, on or before 10:00 a.m. (Toronto time) on January 28, 2009, as set out in the Interim Order, a copy of which is attached as Appendix E to this Circular, and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness of the Arrangement to the parties affected, including the Lundin Shareholders. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Appearance and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. The Final Order, if granted, will constitute the basis for the Section 3(a)(10) exemption from the registration requirements of the 1933 Act with respect to the HudBay Shares to be issued in connection with the Arrangement. Prior to the application for the hearing of the Final Order, the Court will be advised that the HudBay Shares will be issued in reliance on the Section 3(a)(10) exemption.

If (a) Lundin Shareholder Approval is obtained, (b) the Final Order is obtained, and (c) all other conditions under the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed and the Arrangement will become effective on the Effective Date. Lundin and HudBay currently expect that the Effective Date will be on or about January 28, 2009.

Principal Regulatory Matters

The Arrangement Agreement provides that the Arrangement is conditional upon Competition Act Approval, if required. Lundin and HudBay have, however, determined that Competition Act Approval is not required, and accordingly, that the condition has been satisfied.

Canadian Securities Law Considerations

The issuance of HudBay Shares in connection with the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws. The first trade by Lundin Shareholders of the HudBay Shares received pursuant to the Arrangement will be free from restrictions on resale provided that:

•	HudBay is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

•	such trade is not a control distribution;

•	no unusual effort is made to prepare the market or to create a demand for HudBay Shares;

•	no extraordinary commission or consideration is paid to a person or company in respect of such trade; and

•	if the selling security holder is an insider or officer of HudBay, the selling security holder has no reasonable grounds to believe that HudBay is in default of securities legislation.

United States Securities Law Considerations

Exemption from the Registration Requirements of the 1933 Act

The issuance of the HudBay Shares pursuant to the Arrangement will not be registered under the 1933 Act and will be made in reliance on Section 3(a)(10) of the 1933 Act. Section 3(a)(10) of the 1933 Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by Law to grant such approval. The Final Order, if granted, will constitute the basis for the Section 3(a)(10) exemption from the registration requirements of the 1933 Act with respect to the HudBay Shares issued in connection with the Arrangement. Prior to the hearing of the Final Order, the Court will be advised that the HudBay Shares will be issued in reliance on the Section 3(a)(10) exemption.

Resales of HudBay Shares after the Completion of the Arrangement

HudBay Shares received by a Lundin Shareholder who will be an “affiliate” of HudBay after the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Lundin Shareholders who are not “affiliates” of HudBay, and have not been “affiliates” of HudBay within 90 days of the date of the Arrangement, may resell HudBay Shares issued to them upon closing of the Arrangement in the United States without restriction under the 1933 Act.

Lundin Shareholders who are “affiliates” of HudBay after the Arrangement may not resell their HudBay Shares that they receive in connection with the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Regulation S under the 1933 Act.

Swedish Securities Law Considerations

According to the Swedish Financial Trading Act (Sw. lag (1991:980) om handel med finansiella instrument), HudBay is required to prepare and file a prospectus with the SFSA for registration and approval. The SFSA has waived a Swedish language requirement in respect of such prospectus and it will therefore be in English only.

Toronto Stock Exchange, U.S. Listing and NASDAQ OMX Stockholm AB Approval

HudBay is a reporting issuer (or its equivalent) in all of the provinces of Canada. The HudBay Shares are currently listed for trading on the TSX. It is a condition of the Arrangement that the HudBay Shares to be issued pursuant to the Arrangement shall have been approved for listing on the TSX prior to issuance subject only to satisfaction of customary listing conditions of the TSX. On December 10, 2008, conditional listing approval was received from the TSX.

In connection with the Arrangement, HudBay intends to apply for a listing on a national securities exchange in the United States and to register the HudBay Shares under the 1934 Act on Form 40-F. Upon effectiveness of the Form 40-F, HudBay will become a reporting issuer with the SEC under the 1934 Act.

HudBay intends to apply for a listing of the HudBay SDRs on the OMX prior to the Effective Date. For further details, see “The Arrangement — Treatment of Lundin SDRs” in this Circular.

Stock Exchange De-Listing and Reporting Issuer Status

Lundin is currently a reporting issuer (or its equivalent) in the Provinces of British Columbia, Alberta, Ontario, Québec and Nova Scotia and files periodic reports with the SEC under the 1934 Act. The Lundin Shares are currently registered under the 1934 Act and are listed on the TSX under the symbol “LUN” and on the NYSE under the symbol “LMC” and the Lundin SDRs are listed on the OMX under the symbol “LUMI SDR”. After consummation of the Arrangement, the Lundin Shares will cease to be listed on the TSX and the NYSE and the Lundin SDRs will cease to be listed on the OMX, and trading of the Lundin Shares and the Lundin SDRs in the public market will no longer be possible. In addition, HudBay will seek to have Lundin be deemed to have ceased to be a reporting issuer under Canadian Securities Laws, and HudBay will seek to have Lundin deregister the Lundin Shares under U.S. Securities Laws. Lundin will also cease to be required to file reports with the SEC and, upon ceasing to be a reporting issuer in Canada, continuous disclosure documents with Canadian Securities Administrators. As of the Effective Date, the Lundin Share certificates will only represent the right of a Registered Shareholder to receive upon surrender the HudBay Shares to which such holder is entitled under the Arrangement.

INFORMATION CONCERNING LUNDIN

Incorporation

Lundin is a corporation governed by the CBCA. Lundin’s head office is located at Suite 1500, 150 King Street West, Toronto, Ontario, M5H 1J9.

Summary Description of Business

Lundin is a Canadian-based international mining company that owns the Neves-Corvo copper/zinc/silver mine and the Aljustrel zinc/lead/silver mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead/silver mine in Ireland and the Aguablanca nickel/copper mine in Spain. Lundin also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper/cobalt project under development in the Democratic Republic of Congo and a 49% interest in the Ozernoe Project in eastern Russia.

Lundin owns, indirectly:

•	100% of the outstanding shares of Zinkgruvan Mining AB. Zinkgruvan Mining AB operates the Zinkgruvan mine;

•	100% of the outstanding shares of Galmoy Mines Ltd. Galmoy Mines Ltd. is an Irish mining and exploration company, the main asset of which is the Galmoy mine located in County Kilkenny, Ireland. Early closure of the Galmoy mine is possible in light of the mine’s low remaining reserves and the present metal price outlook;

•	100% of the outstanding shares of Somincor S.A. Somincor S.A. is a Portuguese mining and exploration company, the main asset of which is the Neves-Corvo mine in Portugal. On November 13, 2008, Lundin announced plans to suspend zinc production from the Neves-Corvo mine;

•	99.99% of the outstanding shares of Pirites Alentejanas, S.A. Pirites Alentejanas, S.A. is a Portuguese holding company that holds the Aljustrel mining license and operating permits and the assets of the Aljustrel mine. On November 13, 2008, Lundin announced plans to place the Aljustrel mine on care and maintenance. On December 5, 2008, Lundin announced that a non-binding agreement in principle had been reached to divest of Pirites Alentejanas, S.A.;

•	100% of the outstanding shares of Rio Narcea Gold Mines, Ltd. Rio Narcea Gold Mines, Ltd. is a Spanish mining and exploration company, the main asset of which is the Aguablanca mine located in Spain. In light of current low nickel prices, Lundin continues to assess whether a period of care and maintenance is warranted in respect of this operation;

•	a 24.75% equity interest in Tenke Fungurume Mining Corp. SARL, an entity incorporated in the Democratic Republic of the Congo. Tenke Fungurume Mining Corp. SARL is the owner of the Tenke Fungurume copper/cobalt deposits located in Katanga Province in the Democratic Republic of the Congo; and

•	a 49% equity interest in Morales (Overseas) Ltd., a Cyprus joint venture company, the remainder of which is owned by IFC Metropol, a Russian financial institution. Morales (Overseas) Ltd. was formed to develop the Ozernoe zinc/lead deposit located in the Republic of Buryatia, in the Russian Federation, and to operate any resulting mine.

Lundin also has a 100% interest in several ongoing exploration projects in Sweden, Ireland, Portugal and Spain.

Lundin has made strategic investments in a number of companies. Currently, Lundin holds:

•	a less than 20% interest in Union Resources Limited, a publicly traded company listed on the Australian Stock Exchange;

•	a less than 20% interest in Sunridge Gold Corp., a publicly traded company listed on the TSX Venture Exchange which reports that it holds several advanced exploration projects in Eritrea, in eastern Africa;

•	a less than 20% interest (fully diluted) in Canada Zinc Metals Corp. (formerly Mantle Resources Inc.), a publicly traded company listed on the TSX Venture Exchange. Canada Zinc Metals Corp. reports that it holds 100% of the Akie zinc-lead property in northeastern British Columbia;

•	a less than 20% interest in Sanu Resources Ltd., a publicly traded company listed on the TSX Venture Exchange, which reports that it operates with a focus on the acquisition, exploration and discovery of base metal and gold deposits in Eritrea in northeastern Africa; and

•	a less than 20% interest in Chariot Resources Ltd., a publicly traded company listed on the TSX Venture Exchange. Chariot Resources Ltd. reports that it is developing its 70% owned Marcona Copper Property in southern coastal Peru.

Committees of the Board of Directors

Lundin does not have an executive committee of its Directors. The Audit Committee of Lundin is comprised of Dale C. Peniuk, William A. Rand and Donald K. Charter. The Corporate Governance and Nominating Committee of Lundin is comprised of John H. Craig, Colin K. Benner, Brian D. Edgar and David F. Mullen. The Human Resources/Compensation Committee of Lundin is comprised of Lukas H. Lundin, Anthony O’Reilly Jr., David F. Mullen and Donald K. Charter. The Environment, Safety and Health Committee of Lundin is comprised of Brian D. Edgar, Anthony O’Reilly Jr. and Philip J. Wright.

Price Range and Trading Volume of the Lundin Shares

The Lundin Shares are listed and posted for trading on the TSX under the symbol “LUN” and on the NYSE under the symbol “LMC” and the Lundin SDRs are listed and posted for trading on the OMX under the symbol “LUMI SDR”.

Toronto Stock Exchange

The closing price of the Lundin Shares on the TSX on November 20, 2008 (the trading day before the Arrangement was announced) was $1.01. The following table sets forth the reported high and low sale prices and the aggregate volume of trading of the Lundin Shares on the TSX for the months indicated:

	High	Low
Month	(CDN$)	(CDN$)	Volume

2007
December	10.32	8.52	38,613,400

2008
January	9.67	6.95	61,504,800
February	9.35	7.60	131,916,100
March	8.64	6.50	57,604,200
April	8.27	6.60	67,125,700
May	9.15	6.55	58,975,000
June	8.22	6.08	39,789,700
July	6.19	4.75	72,466,300
August	5.57	4.53	40,770,600
September	4.98	2.80	59,126,100
October	3.18	1.25	63,699,000
November	2.10	0.77	133,598,600
December 1 to December 19	1.34	0.97	55,361,500

Risk Factors Related to Lundin

Whether or not the Arrangement is completed, Lundin will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to Lundin is contained under the heading “Risk Factors” in Lundin’s Annual Information Form filed March 31, 2008 and “Risks and Uncertainties” in the Management’s Discussion and Analysis for the years ended December 31, 2007 and 2006. Lundin’s Annual Information Form and Management’s Discussion and Analysis have been filed on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and, upon request to the Corporate Secretary of Lundin, a Lundin Shareholder will be provided with copies of Lundin’s Annual Information Form and Management’s Discussion and Analysis free of charge. See “Risk Factors Related to the Arrangement and the Combined Company” in this Circular.

INFORMATION CONCERNING HUDBAY

Incorporation

HudBay is a corporation governed by the CBCA. HudBay’s registered office is located at 2200 — 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L3. HudBay’s principal executive office is located at 1 Adelaide Street East, Suite 2501, Toronto, Ontario, M5C 2V9.

HudBay is a reporting issuer (or its equivalent) in all of the provinces of Canada. The HudBay Shares trade on the TSX under the symbol “HBM”. HudBay intends to apply for a listing on a national securities exchange in the United States and to register the HudBay Shares under the 1934 Act on Form 40-F. Upon effectiveness of the Form 40-F, HudBay will become a reporting issuer with the SEC under the 1934 Act.

Summary Description of Business

HudBay is an integrated base metals mining, metallurgical processing and refining company. HudBay has:

•	the 777 and Trout Lake zinc and copper mines near Flin Flon, Manitoba, the Chisel North Mine near Snow Lake, Manitoba and the Balmat zinc mine in New York State;

•	a metallurgical complex located in Flin Flon, Manitoba, and an ore concentrator near Snow Lake, Manitoba. The Flin Flon metallurgical complex is comprised of an ore concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of approximately 115,000 tonnes of cast zinc and approximately 90,000 tonnes of anode copper, as well as gold and silver;

•	an ore concentrator in New York State with an annual capacity of 1.75 million tons of ore adjacent to its Balmat zinc mine;

•	a zinc oxide plant located in Brampton, Ontario, with annual production capacity of approximately 45,000 tonnes of zinc oxide, which off-takes in excess of 25% of its annual zinc metal production;

•	a copper refinery in White Pine, Michigan, with annual production capacity of approximately 75,000 tonnes of refined copper;

•	a seasoned exploration team with a proven track record of discovering new ore bodies, together with a substantial land position in Manitoba and Saskatchewan, and land holdings in Ontario, the Yukon, New York State and Chile;

•	the Lalor zinc/gold deposit near Snow Lake, Manitoba;

•	a nickel laterite property known as the Fenix Project (the “Fenix Project”), located in the Department of Izabal, in eastern Guatemala; the Fenix Project was put on temporary suspension in late 2008 due to the state of worldwide financial and commodities markets;

•	experienced mine and production management, and a work-force with an excellent health and safety record; and

•	a 50% interest in an established marketing joint venture, Considar Metal Marketing Inc., which markets HudBay’s metals and other products primarily on an agency basis and identifies and acquires additional zinc and copper concentrate for HudBay’s metallurgical complex.

In 2007, HudBay produced approximately 110,520 tonnes of refined zinc and produced a further net 15,749 tonnes of zinc concentrate, 89,995 tonnes of copper, 102,587 ounces of gold, 1,446,738 ounces of silver and 35,583 tonnes of zinc oxide.

Recent Developments

Acquisition of Skye Resources Inc.

On August 26, 2008, HudBay acquired all of the issued and outstanding shares of Skye Resources Inc. pursuant to an arrangement agreement among HudBay, Skye Resources Inc. and 0828275 B.C. Ltd. (a wholly-owned subsidiary of HudBay). Pursuant to the arrangement agreement, HudBay issued the former shareholders of Skye Resources Inc. (other than HudBay) 0.61 of a HudBay Share and $0.001 in cash for each common share of Skye Resources Inc. outstanding. Subsequent to the completion of this acquisition, Skye Resources Inc. changed its name to HMI Nickel Inc. HudBay has chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in metal prices and recent global economic uncertainty.

Interests of HudBay Experts

The statements as to HudBay’s mineral reserves and mineral resources which appear in HudBay’s Annual Information Form for the year ended December 31, 2007 have been incorporated by reference in this Circular upon the authority of the following experts: Kimberley Lau, B.Sc., P.Geo., Gerald Beauchamp, B.Sc., P.Eng. and Michael Newbury, P. Eng., each of whom has acted as a Qualified Person (as such term is defined in NI 43-101) in connection with these estimates. None of the Qualified Persons nor any partner, associate or affiliate thereof, as applicable, has received a direct or indirect interest in HudBay’s property or of any of its associates or affiliates. Each of these persons is employed by HudBay or one of its associates or affiliates.

As at the date of this Circular, the Qualified Persons collectively hold beneficially, directly or indirectly, less than 1% of any class of HudBay’s securities.

HudBay’s consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007 incorporated by reference in this Circular have been audited by Deloitte & Touche LLP. Deloitte & Touche LLP has advised HudBay that it is independent of HudBay within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba.

Description of Share Capital

HudBay Shares

HudBay is authorized to issue an unlimited number of HudBay Shares. Holders of HudBay Shares are entitled to receive notice of any meetings of HudBay shareholders, to attend and to cast one vote per HudBay Share at all such meetings. Holders of HudBay Shares do not have cumulative voting rights with respect to the election of directors, and accordingly, holders of a majority of the HudBay Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of HudBay Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by HudBay’s board of directors at its discretion from funds legally available therefor and, upon HudBay’s liquidation, dissolution or winding up, are entitled to receive on a pro-rata basis HudBay’s net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of HudBay Shares with respect to dividends or liquidation. The HudBay Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

As at December 19, 2008 there were 153,020,124 HudBay Shares issued and outstanding.

HudBay Preference Shares

HudBay is authorized to issue an unlimited number of preference shares (herein the “HudBay Preference Shares”). HudBay Preference Shares may from time to time be issued and the board of directors of HudBay may fix the designation, rights, privileges, restrictions and conditions attaching to any series of HudBay Preference Shares. HudBay Preference Shares shall be entitled to preference over the HudBay Shares and over any other of HudBay’s shares ranking junior to the HudBay Preference Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of HudBay’s liquidation, dissolution or winding up or any other return of capital or distribution of HudBay’s assets among HudBay’s shareholders for the purpose of winding up HudBay’s affairs. HudBay Preference Shares may be convertible into HudBay Shares at such rate and upon such basis as the HudBay board of directors in its discretion may determine. No holder of HudBay Preference Shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider HudBay’s winding up, amalgamation or the sale of all or substantially all of HudBay’s assets, in which case each holder of HudBay Preference Shares will be entitled to one vote in respect of each HudBay Preference Share held. Holders of HudBay Preference Shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend HudBay’s articles to increase or decrease the maximum number of authorized HudBay Preference Shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the HudBay Preference Shares, exchange, reclassify or cancel HudBay Preference Shares, or create a new class of shares equal to or superior to the HudBay Preference Shares.

As at December 19, 2008, no HudBay Preference Shares were issued and outstanding.

HudBay Warrants

HudBay Warrants were created and issued pursuant to (a) the warrant indenture dated December 21, 2004 made between HudBay and Equity Transfer Services Inc., as warrant agent (the “HudBay Warrants (2004)”); and (b) the warrant indenture dated October 26, 2007 made between Skye Resources Inc. and CIBC Mellon Trust Company, as warrant agent, as amended by a supplemental indenture pursuant to which the warrants outstanding under such indenture became exercisable for HudBay Shares (the “HudBay Warrants (2007)”). The following summary of certain provisions of the warrant indentures is not complete and is qualified in its entirety by reference to the provisions of the warrant indentures.

HudBay Warrants (2004)

Every 30 HudBay Warrants (2004) entitle the holder to purchase one HudBay Share at a price of $3.15. The exercise price and the number of HudBay Shares issuable upon exercise are both subject to standard anti-dilution provisions. HudBay Warrants (2004) are exercisable at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009, after which time the HudBay Warrants (2004) will expire and become null and void. Under the warrant indenture, HudBay is entitled to purchase in the market, by private contract or otherwise, all or any of the HudBay Warrants (2004) then outstanding, and any HudBay Warrants (2004) so purchased will be cancelled.

No fractional HudBay Shares will be issuable upon the exercise of any HudBay Warrants (2004), and no cash or other consideration will be paid in lieu of fractional shares. Holders of HudBay Warrants (2004) will not have any voting or pre-emptive rights or any other rights that a holder of HudBay Shares would have.

As at December 19, 2008, HudBay had an aggregate of 22,521 HudBay Warrants (2004) outstanding, which were exercisable for approximately 750 HudBay Shares.

HudBay Warrants (2007)

Each HudBay Warrant (2007) entitles the holder to purchase 0.61 of a HudBay Share rounded (a) up to the nearest whole HudBay Share in the event that a holder of a HudBay Warrant (2007) is entitled to a fractional share representing 0.5 or more of a HudBay Share and (b) down to the nearest whole HudBay Share in the event that the holder of a HudBay Warrant (2007) is entitled to a fractional share representing less than 0.5 of a HudBay Share and the amount of $0.001 in cash (rounded up to the next whole cent) for each HudBay Warrant (2007) at a price of $15.13 per HudBay Warrant (2007).

The exercise price and the number of HudBay Shares issuable upon exercise are both subject to standard anti-dilution provisions. HudBay Warrants (2007) are exercisable at any time prior to 5:00 p.m. (Vancouver time) on January 26, 2009, after which time the HudBay Warrants (2007) will expire and be void and of no further force or effect. Under the warrant indenture, HudBay is entitled to purchase in the market, by private contract or otherwise, all or any of the HudBay Warrants (2007) then outstanding, and any HudBay Warrants (2007) so purchased will be cancelled. Holders of HudBay Warrants (2007) will not have any rights that a holder of HudBay Shares would have.

The HudBay Warrants (2007) were listed for trading on the TSX under the symbol “HBM.WT” on August 28, 2008. Prior to this date the HudBay Warrants (2007) had been listed on the TSX under the symbol “SKR.WT.A”.

As at December 19, 2008, HudBay had an aggregate of 3,105,000 HudBay Warrants (2007) outstanding, which were exercisable for approximately 1,894,050 HudBay Shares.

HudBay Rights Plan

The fundamental objectives of the HudBay shareholder rights plan, implemented under the terms of a shareholder rights plan agreement between HudBay and Equity Transfer Services Inc. dated as of November 9, 2004 and amended and restated on May 1, 2007 and May 31, 2007 and ratified by HudBay’s shareholders on May 31, 2007, is to provide adequate time for HudBay’s board of directors and shareholders to assess an unsolicited take-over bid for HudBay, to provide the board of directors of HudBay with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

One right (a “HudBay Right”) has been issued by HudBay in respect of each HudBay Share that is currently outstanding, and one HudBay Right will be issued in respect of each HudBay Share issued, including pursuant to the terms of the Arrangement, during the balance of the term of the HudBay shareholder rights plan (which term expires at the completion of HudBay’s annual shareholders’ meeting in 2010). The HudBay Rights will separate from the HudBay Shares and will be exercisable 10 trading days after a person has acquired, or commences a take-over bid to acquire, 20% or more of the HudBay Shares, other than by an acquisition pursuant to a take-over bid permitted by the HudBay shareholder rights plan.

Dividend Policy

HudBay has never paid a dividend or distribution on the HudBay Shares and it has made no decision to do so in the immediate future. The actual timing, payment and amount of any dividends paid by HudBay will be determined by the board of directors from time to time based upon, among other things, HudBay’s cash flow, results of operations and financial condition, HudBay’s need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of HudBay as of September 30, 2008 before and after giving effect to HudBay’s participation in the Private Placement and the Arrangement. This table should be read in conjunction with the unaudited consolidated financial statements of HudBay for the nine months ended September 30, 2008, including the notes thereto, and the HudBay management’s discussion and analysis for the nine months ended September 30, 2008, each of which is incorporated by reference in this Circular, as well as the unaudited pro forma consolidated financial statements of HudBay contained in Appendix H to this Circular.

	As of September 30,	As of September 30,
	2008	2008
	Before giving effect	After giving effect
	to HudBay’s participation	to HudBay’s participation
	in the Private Placement	in the Private Placement
(In thousands of Canadian dollars, except outstanding securities)	and the Arrangement	and the Arrangement
	(unaudited)	(unaudited)

Long-term debt (including current portion)	$3,194	$3,194
Obligations under capital leases (including current portion)	$2,476	$2,476
Shareholders’ equity	$1,554,559	$2,180,627
Common shares:	$632,132	$1,257,950
(Authorized — unlimited)	152,995,125	306,007,103

Share purchase warrants:	$20	$20
outstanding	1,916,571	1,916,571
Options	—	—
outstanding	6,950,819	11,595,234

Contributed surplus	$30,338	$45,348
Accumulated other comprehensive loss	($4,401)	($4,398)
Retained earnings	$896,470	$881,707

Prior Sales

No HudBay Shares have been issued by HudBay within the 12 months prior to the date of this Circular other than as set forth herein.

	Number of	Average Price	Approximate
Date of Issuance	Securities	per Security ($)(1)	Gross Proceeds ($)

HudBay Shares
December, 2007 options exercised	4,581	8.05	36,877.05
January, 2008 options exercised	4,966	4.88	24,234.08
February, 2008 options exercised	1,700	2.59	4,403.00
March 31, 2008 options exercised	633	9.70	6,140.10
April, 2008 options exercised	4,000	6.14	24,560.00
May, 2008 options exercised	31,251	5.47	170,942.97
June, 2008 options exercised	20,666	8.32	171,941.12
July, 2008 options exercised	2,500	2.59	6,475.00
August, 2008 options exercised	8,334	5.43	108,200
August, 2008 Skye Transaction(2)	31,295,685	—	—
September, 2008 options exercised	2,838	5.62	15,951.70
November, 2008	24,999	4.93	123,197.00

HudBay Options
December, 2007 options granted	60,000	21.50
March, 2008 options granted	1,406,713	15.86
April, 2008 options granted	150,000	16.14
May, 2008 options granted	200,000	17.62
June, 2008 options granted	10,000	17.23
August, 2008 options granted	160,000	10.69
October, 2008 options granted	577,600	7.01

Notes:

(1)	“Average Price per Security” means, with respect to the issuance of the HudBay Shares, the average exercise price per month paid per HudBay Share issued pursuant to the exercise of HudBay Options and, with respect to the issuance of the HudBay Options, means the average exercise price per month of the HudBay Options granted.

(2)	On August 26, 2008, pursuant to a plan of arrangement, HudBay issued an aggregate of 31,295,685 HudBay Shares to the former shareholders of Skye Resources Inc. Skye Resources Inc. common shares were exchanged for HudBay shares on the basis of 0.61 HudBay Shares and $0.001 in cash for each Skye Resources Inc. common share held.

Price Range and Trading Volume

The HudBay Shares are listed and posted for trading on the TSX under the symbol “HBM”. The following table sets forth the reported high and low sale prices and the aggregate volume of trading of the HudBay Shares on the TSX during the 12 months preceding the date of this Circular:

	High	Low
Month	(CDN$)	(CDN$)	Volume

2007
December	21.65	18.55	21,016,800

2008
January	19.75	13.70	58,244,100
February	20.77	17.73	34,569,300
March	20.38	15.12	21,327,200
April	20.47	15.78	36,101,300
May	20.49	17.08	40,473,300
June	18.07	13.05	31,914,800
July	14.23	9.12	72,679,400
August	11.62	9.66	66,986,700
September	10.50	6.30	100,036,600
October	7.02	4.01	60,025,900
November	6.89	2.70	71,100,600
December 1 to December 19	4.09	3.03	29,497,200

Risk Factors Related to HudBay

The following factors should be considered carefully when considering risks related to holding HudBay Shares. These risks and uncertainties are not the only ones facing HudBay. Additional risks and uncertainties that are not presently known to HudBay or that HudBay currently considers immaterial may also impair its business operations. If any of such risks actually occur, HudBay’s business, prospects, financial condition, cash flows and operating results could be materially harmed. See “Risk Factors Related to the Arrangement and the Combined Company” in this Circular.

Current global financial condition.

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of HudBay to obtain equity or debt financing in the future and, if obtained, on terms favourable to HudBay. If these increased levels of volatility and market turmoil continue, HudBay’s operations could be adversely impacted and the trading price of the HudBay Shares could continue to be adversely affected.

The market price of metals is volatile.

HudBay’s earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond HudBay’s control, including the general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals has fluctuated widely in recent years and has declined significantly over the course of 2008, which has had the effect of reducing HudBay’s profitability and caused HudBay to suspend certain of its operations. There can be no assurance as to if or when metal prices will recover to a point where such operations become economically feasible. In addition, future price declines may materially reduce HudBay’s profitability and could cause HudBay to reduce output at its operations that remain in operation (including, possibly, closing one or more of its mines or plants), all of which could reduce HudBay’s cash flow from operations.

Furthermore, significantly decreased commodity prices may require HudBay to revise its mineral reserve calculations and life-of-mine plans, which could result in material write downs of HudBay’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting HudBay’s mineral reserve estimates and financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

HudBay may engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on its operating results. While these hedging activities may protect HudBay, to some extent, against low metal prices, they also limit the price HudBay can receive on hedged products. As a result, HudBay may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect HudBay’s results of operations.

HudBay’s operations are subject to currency fluctuations.

As HudBay’s core operations are located in Canada, HudBay’s costs are incurred primarily in Canadian dollars. However, HudBay’s revenue is tied to market prices for zinc and copper, which are denominated in United States dollars. If the Canadian dollar gains value against the United States dollar, HudBay’s results of operations and financial condition could be materially adversely affected. Although HudBay may use hedging strategies to limit its exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Increased concentrate costs could adversely affect HudBay’s operations.

HudBay has historically relied on the availability of reasonably priced copper and, to a lesser extent, zinc concentrate to operate the Hudson Bay Mining and Smelting Co. (“HBMS”) metallurgical complex at full capacity. Production of domestic concentrate from the mines has not been sufficient to operate the metallurgical plants at full capacity. As a result, HudBay has purchased significant quantities of copper and, to a lesser degree, zinc concentrate from third parties. To the extent HudBay continues to purchase copper and zinc concentrate, the need for which could increase as a result of declining production at its mines, this may adversely affect HudBay’s profitability as processing purchased concentrate is typically less profitable than processing domestic concentrate.

The availability of concentrate may be influenced by a number of factors, many of which are not within HudBay’s control, including operational difficulties at the concentrate suppliers’ mines. Shortages of these concentrates have occurred in the past and may occur in the future. While HudBay has contracts in place to purchase zinc concentrate and copper concentrate, no assurance can be given that agreed upon quantities will be provided by the applicable supplier or that, if supplied, they will be sufficient for HudBay’s purposes. The price HudBay pays for concentrate is dependent upon (a) treatment and refining charges, which are set on the basis of supply and demand for concentrate, and agreed between the vendors of the concentrate and HBMS, and (b) freight costs of transporting the concentrate to HBMS’ Flin Flon metallurgical complex, both of which can vary significantly. Accordingly, any price increase in, or reduced availability of, concentrate will adversely affect HudBay’s profitability and the economic viability of HudBay’s processing operations.

In addition, HudBay may, for a variety of reasons, decide to suspend or cease processing zinc concentrate or copper concentrate at its HBMS metallurgical complex, which may adversely affect HudBay’s profitability. HudBay’s revenues will be dependent on HudBay’s metal production; sustaining current production levels or increasing HudBay’s mineral production depends on HudBay’s ability to bring new mines into production and to expand mineral reserves at existing mines.

HudBay generates revenues primarily through the production and sale of metals. Subject to any future expansion or other development, production from existing operations at HudBay’s mines is expected to decline over the life of mine. In addition, HudBay’s production estimates and the life-of-mine estimates may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mining a mineral deposit is largely dependent on market conditions, the regulatory environment, and available technology. As a result, HudBay’s ability to maintain its current production or increase its annual production of metals and generate revenues therefrom will depend significantly upon HudBay’s ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

Increased energy prices could adversely affect HudBay’s operations.

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond HudBay’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect HudBay’s results of operations and financial condition.

The temporary shutdown of any of HudBay’s operations could expose HudBay to significant costs and adversely affect HudBay’s access to skilled labour.

From time to time, HudBay may have to temporarily shutdown its copper smelting and/or zinc refining operations or one or more of its mines if they are no longer considered commercially viable. There are a number of factors that may cause HudBay’s operations to be no longer commercially viable, many of which are beyond HudBay’s control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of zinc or copper or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, HudBay will have to continue to expend capital to maintain the plant and equipment. HudBay may also incur significant labour costs as a result of a temporary shutdown if HudBay is required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect HudBay’s future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the copper smelting and/or zinc refining operations are shutdown for an extended period of time, HudBay may be required to engage in environmental remediation of the plant sites, which would require HudBay to incur additional costs. Given the costs involved in a temporary shutdown of its operations, HudBay may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on HudBay’s results of operations and financial condition.

Disruption of transportation services or increased transportation costs could have a material adverse effect on HudBay’s business, financial condition and results of operations.

At its mines in northern Manitoba and Saskatchewan, HudBay is dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to HudBay’s Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing and to HudBay’s customers. HudBay may have similar dependencies at future mining and processing operations. Disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on HudBay’s operations. If transportation for its products becomes unavailable, HudBay’s ability to market its products could suffer. In addition, increases in HudBay’s transportation costs relative to those of its competitors could make HudBay’s operations less competitive and could affect HudBay’s profitability.

HudBay is dependent upon key management personnel and executives.

HudBay is dependent upon a number of key management personnel, including the services of certain key employees. HudBay’s ability to manage activities, and hence HudBay’s success, will depend in large part on the efforts of these individuals. HudBay faces intense competition for qualified personnel, and there can be no assurance that HudBay will be able to attract and retain such personnel. HudBay does not maintain “key person” life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on HudBay.

HudBay’s business will depend on good relations with its employees.

Production at HudBay’s mining operations depends on the efforts of HudBay’s employees. Although the labour stability agreement that is in place at HudBay’s Flin Flon/Snow Lake operations effectively deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout involving employees at their operations through December 2014, there can be no assurance that HudBay’s business will not suffer from an improper or illegal work stoppage. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions HudBay carries on business. Changes in such legislation or otherwise in HudBay’s relationship with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on HudBay’s business, results of operations and financial condition.

HudBay faces significant environmental risks.

All phases of HudBay’s operations are subject to environmental regulation in the various jurisdictions in which HudBay operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For example, on April 29, 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including HudBay’s metallurgical complex in Manitoba. The notice sets target emissions for mercury, sulphur dioxide and particulate matter below HudBay’s current emission levels. There is no assurance that existing or future environmental regulation will not materially adversely affect HudBay’s business, financial condition and results of operations. There is contamination on properties that HudBay owns or owned or for which HudBay has or has had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which HudBay holds interests that are unknown to HudBay at present and that have been caused by previous or existing owners or operators of the properties. HudBay may also acquire properties with environmental risks.

HudBay is committed to compliance with applicable laws, regulations and permitting requirements. However, any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including HudBay, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on HudBay and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures and production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

HudBay is subject to substantial government regulation.

HudBay’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although HudBay believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of HudBay’s properties. Amendments to current laws and regulations governing HudBay’s operations and activities or more stringent implementation thereof could have a material adverse effect on HudBay’s business, financial condition and results of operations.

Estimates of mineral reserves, mineral resources, and projected cash flows may prove to be inaccurate.

There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in HudBay’s public disclosure are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that a mineral reserve can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of HudBay’s mineral reserves and mineral resources in HudBay’s public disclosure, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If HudBay’s actual mineral reserves and mineral resources or cash flows are less than its estimates, HudBay’s results of operations and financial condition may be materially impaired.

Uncertainty relating to inferred mineral resources.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Mining operations are inherently dangerous and subject to conditions or events beyond HudBay’s control, which could have a material adverse effect on HudBay’s business; insurance may not cover these risks and hazards adequately or at all.

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. HudBay’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc metal and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mines and other producing facilities, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to HudBay’s properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

HudBay’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, HudBay may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to HudBay or to other companies in the mining industry on acceptable terms. HudBay might also become subject to liability for pollution or other hazards that may not be insured against or that HudBay may elect not to insure against because of premium costs or other reasons. Losses from these events may cause HudBay to incur significant costs that could have a material adverse effect upon HudBay’s financial performance and results of operations.

HudBay is required to obtain government permits in order to conduct mining operations.

Government approvals and permits are currently required in connection with all of HudBay’s operations, and further approvals and permits may be required in the future. HudBay must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of HudBay’s efforts to obtain permits are contingent upon many variables outside of HudBay’s control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed HudBay’s estimates or that HudBay will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, HudBay’s operations may be curtailed or HudBay may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

HudBay is exposed to credit risk from customers of its copper, zinc, zinc oxide and precious minerals by providing credit in the normal course of operations and in connection with certain derivative contracts.

HudBay mitigates credit risk by carrying out credit evaluations on its customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable. If customers default on the credit extended to them, results of operations could be materially adversely affected. Further, HudBay enters into offsetting derivative contracts for which HudBay does not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, HudBay is further exposed to credit risk.

Tax matters.

HudBay has operations and conducts business in a number of jurisdictions and is subject to the taxation Laws of these jurisdictions. These taxation Laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation Laws or reviews and assessments could result in higher taxes being payable by HudBay, which could adversely affect HudBay’s profitability.

Joint ventures.

HudBay may enter into one or more joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse effect on such joint ventures. In addition, HudBay may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

The costs of compliance with climate change initiatives could have a material adverse effect on HudBay’s operations.

Through its proposed Clean Air Act, the Government of Canada has indicated its intent to regulate greenhouse gas emissions. In addition, the Government of Manitoba has committed to take action in response to climate change through a Manitoba-California memorandum of understanding signed on December 14, 2006. While the impact of these measures, and similar measures in jurisdictions in which HudBay operates, cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on HudBay’s results of operations and competitive position.

Reclamation and mine closure costs could adversely affect HudBay’s cash flow from operations.

In view of the uncertainties concerning future removal and site restoration costs on HudBay’s properties, including those held by HudBay’s subsidiaries, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. HudBay’s estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Any future changes to HudBay’s reclamation and mine closure costs (either in its estimates or in the actual costs) could have a material and adverse effect on HudBay’s future operating results.

In addition, regulatory authorities in various jurisdictions require HudBay to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including HudBay’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase HudBay’s costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security that HudBay provides to the governments of the Provinces of Saskatchewan and Manitoba consists of letters of credit in the aggregate amount of approximately $38 million. However, the Provinces may require further financial assurances. To the extent that the value of the collateral provided to the Provinces is or becomes insufficient to cover the amount of financial assurance HudBay is required to post, HudBay would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce HudBay’s cash available for operations and financing activities. There can be no guarantee that HudBay will be able to maintain or add to its current level of financial assurance. HudBay may not have sufficient capital resources to further supplement its existing security.

Although HudBay accrues for future closure costs, HudBay does not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, HudBay will have significant cash costs when it is required to close and restore mine sites that may, among other things, affect HudBay’s ability to satisfy its obligations under its indebtedness or other contractual commitments. Given the significance of these cash costs, HudBay may not be able to fund them with cash from its operating activities or other available capital resources. HudBay cannot assure you that it will be able to obtain financing on satisfactory terms to fund these costs. If HudBay is unable to fund the removal and site restoration costs, regulatory authorities may foreclose on the collateral securing those obligations. HudBay may not have sufficient capital resources to further supplement its existing security. Additionally, any capital resources that HudBay does utilize for this purpose will reduce the resources available for HudBay’s other operations and commitments.

HudBay’s exploration activities may not result in discoveries of commercial quantities of ore.

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if HudBay identifies and acquires an economically viable ore body, several years may elapse from the initial stages of development. HudBay may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, HudBay cannot assure you that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Title to some of HudBay’s mineral properties may be challenged or defective.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although HudBay believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of HudBay’s properties will not be challenged or impaired. Third parties may have valid claims underlying portions of HudBay’s interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of HudBay’s properties by governmental authorities. As a result, HudBay may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties. An impairment to or defect in HudBay’s title to its properties could have a material adverse effect on its business, financial condition or results of operations.

In addition, such claims, whether or not valid, will involve additional cost and expense to defend and/or settle. Such costs and expenses could adversely affect HudBay’s profitability.

Restrictive covenants in HudBay’s revolving credit facility and any other debt instrument may prevent HudBay from pursuing business activities that could otherwise improve its results of operations.

Pursuant to HudBay’s revolving credit facility, HudBay must maintain certain financial ratios and satisfy other non-financial maintenance covenants. HudBay’s ability to comply with these restrictive covenants and financial ratios will depend on its future performance, which may be affected by events beyond its control. HudBay’s failure to comply with any of these restrictive covenants or financial ratios will result in a default under the particular debt or swap agreement, which could permit acceleration of the indebtedness under that agreement and, in some cases, the acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If HudBay is unable to repay amounts owed under the terms of the credit or swap agreements, these affected parties may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings.

HudBay may not be able to acquire desirable mining assets in the future.

One of HudBay’s strategies is to grow its business by acquiring attractive, quality mining assets. HudBay expects to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in HudBay’s current or future debt instruments may restrict and limit its ability to pursue future acquisitions. HudBay’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources, competition from other mining companies and, to the extent necessary, HudBay’s ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce HudBay’s market share or harm its financial performance.

The mining industry is intensely competitive and HudBay competes with many companies possessing greater financial and technical resources than it possesses. Since mines have a limited life, HudBay must compete with others who seek mineral reserves through the acquisition of new properties. In addition, HudBay also competes for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in HudBay being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. HudBay also competes with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect HudBay’s prospects for mineral exploration and success in the future.

Any failures in HudBay’s information systems could result in a suspension of operations.

Information software and hardware can become obsolete over time or could fail to operate as intended for a variety of reasons. Any such failure could cause a physical stop to some of HudBay’s operations or could cause a disruption in the flow of vital information, either of which could adversely affect HudBay’s operations.

Any failures in HudBay’s equipment could disrupt its operations.

Although HudBay conducts extensive maintenance and incurs significant costs to maintain and upgrade its fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss, which could negatively affect HudBay’s profit.

Market price of HudBay Shares.

HudBay’s share price may significantly be affected by short-term changes in commodity prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to HudBay’s performance that may have an effect on the price of the HudBay Shares include the following: the extent of analytical coverage available to investors concerning HudBay’s business may be limited if investment banks with research capabilities do not continue to follow HudBay’s securities; the lessening in trading volume and general market interest in HudBay’s securities may affect an investor’s ability to trade significant numbers of HudBay Shares; the size of HudBay’s public float may limit the ability of some institutions to invest in HudBay’s securities.

As a result of any of these factors, the market price of the HudBay Shares at any given point in time may not accurately reflect HudBay’s long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. HudBay may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future sales of HudBay Shares by existing shareholders.

Sales of a large number of HudBay Shares in the public markets, or the potential for such sales, could decrease the trading price of the HudBay Shares and could impair HudBay’s ability to raise capital through future sales of HudBay Shares. Substantially all of the HudBay Shares can be resold without material restriction.

Potential for conflicts of interest.

Certain directors and officers of HudBay also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. HudBay expects that any decision made by any of such directors and officers involving HudBay will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of HudBay and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matters in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the CBCA and any other applicable Law.

HudBay may not be able to operate the Fenix Project as intended.

HudBay has chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in metals prices and recent global economic uncertainty. Reactivation of the construction project will entail a variety of risks. Completion of construction and commencement of ferro-nickel production may be delayed, or require the expenditure of significant additional funds, by factors outside of HudBay’s control, such as the inability of contractors to complete construction and related infrastructure in a timely manner, changes in the legal and regulatory environment, a significant increase in the value of the Guatemalan quetzal, industrial disputes, unavailability of parts, machinery or operators, delays in the delivery of major process plant equipment, inability to obtain, renew or maintain the necessary permits, licences or approvals from government authorities or third parties, unforeseen geological, physical or meteorological conditions, natural disasters, labour shortages or stoppages, political and other factors. Factors within HudBay’s control, such as requested changes to the technical specifications, failure to enter into additional agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction, commencement of production or require the expenditure of additional funds. Any construction delay would defer the production of ferro-nickel at the Fenix Project, and impact HudBay’s cash flow and financial performance.

Any delay or additional expenses could have a material adverse impact on HudBay’s results of operations, financial condition and ability to complete the Fenix Project. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more.

The inability to achieve expected production capacity from the Fenix Project could have a material adverse effect on HudBay’s financial condition and results of operations.

In addition, HudBay may experience higher costs and lower revenues in operating the Fenix Project than are currently expected, including with respect to costs incurred to maintain the project during the period when construction is suspended. The economics of the Fenix Project could be compromised as a result of unexpected increases in the prices and availability of heavy fuel oil, coal or petroleum coke. There is no assurance that prices will remain within HudBay’s projections within the timeframe for executing and operating the Fenix Project. HudBay must also locate and retain qualified personnel to oversee construction and run its mining, smelting and refining operations in Guatemala which might be difficult or costly. The Fenix Project will rely on transportation improvements which will require the cooperation of the Guatemalan Government. Additionally, any mining and mineral processing activities at the Fenix Project will be subject to extensive environmental protection requirements which may change at any time and may be costly to HudBay. Environmental hazards may exist on HudBay’s properties in Guatemala that are unknown to HudBay at present and that have been caused by previous or existing owners or operators of the properties, which could involve material costs to remediate.

Social and political developments in Guatemala may adversely affect HudBay’s business.

Compañía Guatemalteca de Níquel, S.A. (“CGN”) is a Guatemalan subsidiary company of HudBay with substantially all of its operations and assets in Guatemala. Guatemalan governmental actions concerning the economy, including the expropriation of property and implementation of exchange controls which currently do not exist, could have a significant adverse impact on Guatemalan private sector entities in general, and on CGN and HudBay in particular. The Government of Guatemala may increase royalties applicable to the Fenix Project.

In addition, Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. Renewed political unrest or a political crisis in Guatemala could adversely affect HudBay’s business and results of operations.

Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could have adverse effects on the Fenix Project. Such adverse effects could result from the local populations encroaching on Fenix Project land, challenging the boundaries of such land, impeding Fenix Project activities through roadblocks or other public manifestations or attacking Fenix Project assets or personnel. Exploration and mining operations in and around the Fenix Project will depend on the support of local communities.

Transfer Agent and Registrar

Equity Transfer & Trust Company is the transfer agent and registrar for the HudBay Shares and maintains registers for that purpose in Toronto, Ontario.

Previous Purchases of Lundin Shares

Pursuant to the terms of the Subscription Agreement, on December 11, 2008, Lundin issued 96,997,492 Lundin Shares to HudBay, on a private placement basis, at a price of $1.40 per Lundin Share for aggregate gross proceeds of $135,796,488.00, representing a 19.9% interest in Lundin after giving effect to the issuance.

THE COMBINED COMPANY AFTER THE ARRANGEMENT

General

On completion of the Arrangement, HudBay will continue to be a corporation governed by the CBCA. After the Effective Date, HudBay will own all of the Lundin Shares.

The business and operations of Lundin will be managed and operated as a wholly-owned subsidiary of HudBay. HudBay expects that the business and operations of HudBay and Lundin will be consolidated and the principal executive office of the combined company will be located at the principal office of HudBay at Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9.

Organization Chart

The following chart shows the corporate relationship between Lundin and HudBay following the completion of the Arrangement:

Directors and Executive Officers of the Combined Company

HudBay has agreed under the Arrangement Agreement to use its commercially reasonable efforts to ensure that the board of directors of HudBay immediately following the Effective Time is comprised of Colin K. Benner, Donald K. Charter, Lukas H. Lundin, William A. Rand, Philip J. Wright, Allen J. Palmiere, Ronald P. Gagel, R. Peter Gillin and M. Norman Anderson. The Chief Executive Officer of HudBay will continue to be Allen J. Palmiere.

Capital Structure

The authorized capital of HudBay following the Arrangement will continue to consist of an unlimited number of HudBay Shares. As of the Effective Time, approximately 306 million HudBay Shares will be outstanding.

HudBay Shares

The share capital of HudBay will remain unchanged as a result of the consummation of the Arrangement, other than the issuance of HudBay Shares contemplated in the Arrangement (including HudBay Shares issuable in connection with the exercise of the Converted HudBay Options).

In connection with the Arrangement, Lundin Shareholders (other than any Dissenting Shareholders and HudBay) will receive HudBay Shares which have the following principal terms and conditions:

Voting.  Holders of HudBay Shares are entitled to one vote for each HudBay Share on all matters voted on by shareholders, including the election of directors.

Dividends.  HudBay has never paid a dividend or distribution on the HudBay Shares and it has made no decision to do so in the immediate future. The actual timing, payment and amount of any dividends paid by HudBay will be determined by the board of directors from time to time based upon, among other things, HudBay’s cash flow, results of operations and financial condition, HudBay’s need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

Liquidation.  In the event of the dissolution, liquidation or winding up of HudBay, holders of HudBay Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of any indebtedness of HudBay.

Post-Arrangement Shareholdings

At the Effective Time, Lundin Shareholders and HudBay Shareholders will each hold approximately 50% of the outstanding HudBay Shares.

HudBay Unaudited Pro Forma Financial Information

For a discussion of the unaudited consolidated pro forma financial statements of HudBay, see “Summary — HudBay Selected Unaudited Pro Forma Financial Information” in this Circular.

Independent Auditors

Deloitte & Touche LLP, the current auditors of HudBay, are expected to continue as the auditors of HudBay following the Effective Date.

Transfer Agent and Registrar

The transfer agent and registrar for the HudBay Shares is, and is expected after the Arrangement to remain, Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

General

In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to Lundin, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Lundin Shares who disposes of Lundin Shares pursuant to the Arrangement and who, for purposes of the Tax Act and at all relevant times (a) holds the Lundin Shares, and will hold any HudBay Shares received pursuant to the Arrangement, as capital property and (b) deals at arm’s length with and is not affiliated with HudBay or Lundin. Persons meeting such requirements are referred to as a “Holder” or “Holders” herein, and this summary only addresses such Holders. Lundin Shares will generally constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or as part of an adventure in the nature of trade.

This summary is not applicable to persons holding Lundin SDRs, persons holding Lundin Options or other rights to acquire Lundin Shares, or persons who acquired Lundin Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Lundin Shareholder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” as defined in the Tax Act, a shareholder an interest in which is a “tax shelter investment” for purposes of the Tax Act, or a shareholder to whom the “functional currency” (as defined in the Tax Act) reporting rules apply. Such persons should consult their own tax advisors with respect to their own particular circumstances.

This summary does not take into account the Income Tax Application Rules applicable to Holders who have held Lundin Shares or HudBay Shares continuously since before 1972 (or are deemed to have done so under those rules) and those shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, all specific proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof (“Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in Law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policy or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Lundin Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This part of the summary is generally applicable to Holders who, for purposes of the application of the Tax Act are, or are deemed to be, resident in Canada (a “Resident Holder” or “Resident Holders”). Certain Resident Holders whose Lundin Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act the effect of which may be to deem their Lundin Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. Resident Holders whose Lundin Shares might not otherwise be considered to be capital property should consult their own tax advisor concerning this election.

Exchange of Lundin Shares for HudBay Shares

Except as noted below, a Resident Holder who exchanges Lundin Shares for HudBay Shares will be deemed to have disposed of the holder’s Lundin Shares for proceeds of disposition equal to the adjusted cost base to the holder of such shares immediately before the exchange, so that such Resident Holder will not realize a capital gain or a capital loss. Except as noted below, such a Resident Holder will be considered to have acquired the HudBay Shares at a cost equal to the adjusted cost base to the holder of the holder’s Lundin Shares immediately before the exchange, and in determining the adjusted cost base of such shares the cost of such HudBay Shares will be averaged with the adjusted cost base to that holder of any other HudBay Shares held by the holder at the time as capital property.

A Resident Holder may choose to recognize a capital gain or a capital loss on the exchange of Lundin Shares by including the amount of capital gain or capital loss otherwise determined in computing the holder’s income for the taxation year in which the exchange occurs. A Resident Holder who chooses to realize a gain or loss in this manner will realize a capital gain (or capital loss) to the extent that such holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the holder’s Lundin Shares so exchanged. For the purpose of computing such capital gain or capital loss, a Resident Holder will be considered to have disposed of the Lundin Shares for proceeds of disposition equal to the fair market value of the HudBay Shares received therefor on the exchange. Such a Resident Holder will be considered to have acquired the HudBay Shares at a cost equal to the fair market value of such shares at the time of the exchange, and in determining the adjusted cost base of such shares the cost of such HudBay Shares will be averaged with the adjusted cost base to that holder of any other HudBay Shares held by the holder at the time as capital property. For a description of the tax treatment of capital gains and losses, see “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Lundin Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Lundin Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Lundin Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax on certain investment income including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Holding and Disposing of HudBay Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on HudBay Shares will be included in computing the Resident Holder’s income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be limitations on the ability of HudBay to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on HudBay Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the HudBay Shares to the extent such dividends are deductible in computing taxable income for the year.

Generally, a Resident Holder who disposes of or is deemed to dispose of a HudBay Share in a taxation year will be subject to the rules described above under “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”. Certain rules in the Tax Act may result in a capital loss that otherwise would have been realized by a Resident Holder from a disposition of HudBay Shares that occurs in the period that begins 30 days before the Effective Date and ends 30 days after such date being suspended or denied.

Provided that they are listed on a designated stock exchange, which includes the TSX, or that HudBay continues to qualify as a “public corporation” for the purposes of the Tax Act, HudBay Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, tax-free savings accounts, deferred profit sharing plans, and registered education savings plans.

Dissenting Resident Holders

A Resident Holder who dissents in respect of the Arrangement and who receives payment from Lundin equal to the fair value of such holder’s Lundin Shares (a “Dissenting Resident Holder”) will be considered to have disposed of such shares for an amount equal to such payment (net of any interest awarded by a court). A Dissenting Resident Holder will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of the Tax Act of such shares. Lundin is of the view that on the Effective Date the fair value of a Lundin Share will be less than the paid-up capital per Lundin Share for purposes of the Tax Act, so that the payment by Lundin will not result in a Dissenting Resident Holder being deemed to have received a dividend. Consequently, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such amount of the payment, net of any interest awarded by a court, exceeds (or is less than) the aggregate of the holder’s adjusted cost base of such shares and any reasonable cost of disposition. The treatment of capital gains and losses is discussed above under “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Any interest awarded to a Dissenting Resident Holder by a court will be required to be included in such holder’s income for purposes of the Tax Act.

Holders Not Resident in Canada

In addition to the comments set out under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — General” above, this portion of the summary is generally applicable to Holders who, at all relevant times for purposes of the application of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold, and are not deemed to use or hold their Lundin Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as a “Non-Resident Holder” or “Non-Resident Holders”, and this part of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to holders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of Lundin Shares for HudBay Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Lundin Shares pursuant to the Arrangement unless such shares are or are deemed to be “taxable Canadian property” as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

Generally, Lundin Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that (a) such shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX) at that time and (b) at any time during the 60 month period ending at that time, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Lundin. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Lundin Shares could be deemed to be taxable Canadian property.

Non-Resident Holders who hold Lundin Shares as taxable Canadian property should consult with their own tax advisors.

Holding and Disposing of HudBay Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on HudBay Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of HudBay Shares unless the Non-Resident Holder’s HudBay Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

Dissenting Non-Resident Holders

A Non-Resident Holder who dissents in respect of the Arrangement and who becomes entitled to a payment equal to the fair value of such holder’s Lundin Shares (a “Dissenting Non-Resident Holder”) will be considered to have disposed of such shares for an amount equal to the amount of such entitlement, net of any interest awarded by a court. Upon payment of such entitlement, a Dissenting Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, by which the amount of such entitlement exceeds the paid-up capital of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of the Tax Act of such shares. Lundin is of the view that on the Effective Date the fair value of a Lundin Share will be less than the paid-up capital per Lundin Share for purposes of the Tax Act, so that the payment by Lundin will not result in a Dissenting Non-Resident Holder being deemed to have received a dividend. Consequently, a Dissenting Non-Resident Holder will realize a capital gain (or capital loss) to the extent that the amount of the payment, net of any interest awarded by a court, exceeds (or is less than) the aggregate of the holder’s adjusted cost base of such shares and any reasonable costs of disposition. The treatment of capital gains and losses realized by a Non-Resident Holder is discussed above under “Certain Tax Considerations for Shareholder — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Exchange of Lundin Shares for HudBay Shares”.

A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act in respect of any interest awarded to such holder by a court.

Certain United States Federal Income Tax Considerations

UNITED STATES IRS CIRCULAR 230: To ensure compliance with IRS Circular 230, you are hereby notified that: (i) any discussion of U.S. federal tax issues in this Circular (including any attachments) is not intended or written to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code of 1986, as amended; (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of HudBay Shares received pursuant to the Arrangement. This summary is not applicable to persons holding Lundin SDRs, Lundin SARs, Lundin Options or other rights to acquire Lundin Shares and any U.S. Holder that holds any of the foregoing should consult their own tax advisor regarding the U.S. federal income tax consequences to them of the Arrangement and the ownership and disposition of HudBay Shares, having regard to such holder’s particular circumstances.

This summary is not intended to constitute a complete description of all the potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of HudBay Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult their independent tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of the HudBay Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described below. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available as of the date of this Circular, as well as proposed Treasury Regulations. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth below, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Lundin Shares (excluding Lundin SDRs) or, following the completion of the Arrangement, a beneficial owner of HudBay Shares received pursuant to the Arrangement that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Lundin Shares (or, following the completion of the Arrangement, a beneficial owner of HudBay Shares received pursuant to the Arrangement) other than a U.S. Holder or any entity treated as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the Arrangement nor the ownership and disposition of HudBay Shares received pursuant to the Arrangement. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local and foreign tax consequences (including the potential application of and operation of any tax treaties) arising from the matters described above.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the US dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Lundin Shares (or, following the completion of the Arrangement, HudBay Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Lundin Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. expatriates; and (i) persons that own, or have owned, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests of Lundin (or, following the completion of the Arrangement, persons that will own, directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding equity interests in HudBay). In addition, this summary does not address (i) U.S. Holders that hold the Lundin Shares (or, following the completion of the Arrangement, HudBay Shares) other than as a capital asset within the meaning of Section 1221 of the Code, or (ii) Lundin or HudBay. U.S. Holders that are described in this paragraph should consult their own independent tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the Arrangement and the ownership and disposition of HudBay Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Lundin Shares (or, following the completion of the Arrangement, HudBay Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Owners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax and investment advisors regarding the U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of HudBay Shares received pursuant to the Arrangement.

In addition, this summary does not address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to U.S. Holders of the Arrangement or of the ownership and disposition of HudBay Shares received pursuant to the Arrangement.

Assumptions

This summary is based on certain understandings and assumptions with respect to the business, assets and shareholders of Lundin, including that Lundin has at no time been a “controlled foreign corporation” as defined in Section 957 of the Code. This summary also assumes that, (a) the fair market value of the assets of Lundin exceeds the amount of the liabilities of Lundin immediately prior to the Arrangement, (b) the fair market value of the assets of HudBay exceeds the amount of its liabilities immediately after the Arrangement, and (c) the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement, with the Consideration contemplated in the Plan of Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

The Exchange of Lundin Shares Pursuant to the Arrangement

It is the intention of Lundin and HudBay that the exchange of Lundin Shares for HudBay Shares pursuant to the Arrangement should be treated as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none is expected to be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS.

Even if the Arrangement qualifies as a Reorganization, a U.S. Holder of Lundin Shares would be subject to special, adverse tax rules in respect of the Arrangement if Lundin was classified as a PFIC (as defined below) for any taxable year during which a U.S. Holder has held Lundin Shares (see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Tax Consequences if Lundin is Classified as a PFIC” below). As described more fully below, Lundin does not believe that it will be classified as a PFIC during its taxable year ending December 31, 2008. In addition, Lundin does not believe that it was a PFIC for its taxable year ended December 31, 2007. The determination of PFIC status, however, is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Accordingly, there can be no assurance that Lundin is not, has not been, or will not become, classified as a PFIC for any taxable year during which a U.S. Holder holds Lundin Shares. U.S. Holders are urged to consult their independent tax advisors regarding the potential classification of Lundin as a PFIC during any taxable year during which such holder has held Lundin Shares.

Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, then, subject to (i) the assumptions and qualifications described in this summary, and (ii) the possible application of the PFIC rules discussed below (see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Tax Consequences if Lundin is Classified as a PFIC”), the Arrangement should result in the following U.S. federal income tax consequences to U.S. Holders of Lundin Shares:

•	a U.S. Holder of Lundin Shares would not recognize gain or loss on the exchange of Lundin Shares for HudBay Shares;

•	the aggregate tax basis of HudBay Shares received would equal the aggregate tax basis of Lundin Shares surrendered by such U.S. Holder; and

•	the holding period of HudBay Shares received would include the holding period of the Lundin Shares surrendered by such U.S. Holder.

Tax Consequences if the Arrangement does not Qualify as a Reorganization

Subject to the possible application of the PFIC rules (see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Tax Consequences if Lundin is Classified as a PFIC” below), if the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Lundin Shares by U.S. Holders and would result in the following U.S. federal income tax consequences:

•	a U.S. Holder of Lundin Shares would recognize gain or loss equal to the difference, if any, between (a) the fair market value of HudBay Shares and any other property, if any, received pursuant to the Arrangement, and (b) the U.S. Holder’s adjusted tax basis in the Lundin Shares surrendered pursuant to the Arrangement;

•	the aggregate tax basis of HudBay Shares received by a U.S. Holder pursuant to the Arrangement would be equal to the aggregate fair market value of HudBay Shares received on the Effective Date of the Arrangement; and

•	the holding period in the HudBay Shares received pursuant to the Arrangement would begin on the day after the Effective Date of the Arrangement.

Subject to the possible application of the PFIC rules, any gain or loss recognized under the first bullet above generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Lundin Shares is more than one year at the Effective Date of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Dissenting U.S. Holders

A U.S. Holder who exercises the Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such holder’s Lundin Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder’s adjusted tax basis in its Lundin Shares. Subject to the possible application of the PFIC rules discussed below, and except as described in the preceding sentence, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Tax Consequences if Lundin is Classified as a PFIC

Even if the Arrangement qualifies as a Reorganization, a U.S. Holder of Lundin Shares would be subject to special, adverse U.S. federal income tax rules in respect of the Arrangement if Lundin was classified as a “passive foreign investment company” (a “PFIC”) for any taxable year during which such U.S. Holder has held Lundin Shares.

A non-U.S. corporation (such as Lundin or HudBay) is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

For purposes of the PFIC rules, passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from “passive income” if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (ii) substantially all of the non-U.S. corporation’s commodities are comprised of stock in trade and inventory, real and depreciable property used in its trade or business, and supplies of a type normally consumed in the course of its business.

For purposes of the income test and the asset test, if a non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, that non-U.S. corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income. For purposes of the asset test, the aggregate fair market value of the assets of a publicly traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”), based on the legislative history to the PFIC provisions of the Code. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent year in which the U.S. Holder continues to hold the shares even if the corporation does not satisfy the income test or asset test in that subsequent taxable year.

Based on the anticipated composition of its income and assets, Lundin does not believe that it will be classified as a PFIC during its taxable year ending December 31, 2008. In addition, Lundin does not believe that it was a PFIC for its taxable year ended December 31, 2007. The determination of PFIC status, however, is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Lundin has not made a full and complete determination regarding its PFIC status for any taxable year. In addition, if the Arrangement occurs after the end of Lundin’s taxable year ending December 31, 2008, the determination of whether or not Lundin is a PFIC during such subsequent taxable year will depend on the nature and composition of its income and assets during such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Lundin is not, has not been, or will not become, classified as a PFIC for any taxable year during which a U.S. Holder holds Lundin Shares. U.S. Holders are urged to consult their independent tax advisors regarding the potential classification of Lundin as a PFIC during any taxable year during which such holder has held Lundin Shares.

Proposed Treasury Regulations provide that if a U.S. Holder has not made a timely election to treat a PFIC as a qualified electing fund (a “QEF”) for the first taxable year in such holder’s holding period during which the non-U.S. corporation is classified as a PFIC, gain (but not loss) will be recognized under Section 1291(f) of the Code on a disposition of stock of the PFIC, even if such disposition would otherwise qualify for non-recognition treatment for U.S. federal income tax purposes. If these proposed Treasury Regulations were finalized in their current form and made applicable to the Arrangement, and Lundin were a PFIC during any portion of a U.S. Holder’s holding period for Lundin Shares then, subject to the rules described below, the exchange of Lundin Shares for HudBay Shares pursuant to the Arrangement would be taxable for such U.S. Holder even if the Arrangement would otherwise qualify as a Reorganization. The proposed Treasury Regulations indicate that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers must apply reasonable interpretations of Code provisions applicable to PFICs and that it regards the rules described in the proposed regulations to be reasonable interpretations of those Code provisions.

If Lundin is classified as a PFIC for any taxable year during which a U.S. Holder holds Lundin Shares, the U.S. federal income tax consequences to such holder of disposing of Lundin Shares pursuant to the Arrangement may be materially more adverse than those described above. Under the PFIC rules:

•	the disposition of Lundin Shares (including, subject to the rules described below, a disposition pursuant to the Arrangement) may be treated as a taxable exchange even if such transaction qualifies as a Reorganization (provided that a U.S. Holder would not generally be permitted to recognize any loss with respect to such Lundin Shares exchanged if such loss would not otherwise be recognized for U.S. federal income tax purposes);

•	any gain on the sale, exchange, or other disposition of Lundin Shares (including, subject to the rules described below, a disposition pursuant to the Arrangement) and any “excess distribution” (generally defined as any distribution on shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, the holder’s holding period for such shares) will be allocated rateably over such U.S. Holder’s holding period for the Lundin Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Lundin was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years described in the bullet point immediately above, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a timely and effective QEF election, a “mark-to-market” election, or certain other elections under the PFIC rules with respect to Lundin Shares generally may not be subject to the PFIC rules described above. A limited discussion of these elections is found below under “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Status of HudBay as a PFIC”. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules as well as the impact of any mark-to-market, or other election, having regard to such holder’s particular circumstances.

However, notwithstanding the foregoing, if (a) the Arrangement qualifies as a Reorganization, (b) Lundin was classified as a PFIC for any taxable year during which a U.S. Holder has held Lundin Shares, and (c) HudBay also qualifies as a PFIC for its taxable year that includes the day after the Effective Date of the Arrangement, then proposed Treasury Regulations may provide for the nonrecognition treatment described above (see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement — Tax Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization”) to apply to such U.S. Holder’s exchange of Lundin Shares for HudBay Shares pursuant to the

Arrangement. For a discussion of the possible status of HudBay as a PFIC for its taxable year that includes the day after the Effective Date, see the discussion below at “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Status of HudBay as a PFIC”. In addition, in order to qualify for this exception, proposed Treasury Regulations require a U.S. Holder to report certain information to the IRS together with such U.S. Holder’s U.S. federal income tax return for the taxable year in which the Arrangement occurs. Each U.S. Holder should consult its own tax advisor regarding its information reporting responsibilities under the proposed Treasury Regulations in connection with the Arrangement.

The PFIC rules are extremely complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Arrangement to a U.S. Holder. Accordingly, U.S. Holders should consult their independent tax advisor regarding the possible classification of Lundin and HudBay as a PFIC, the potential effect of the PFIC rules to such holder, as well as the availability and effect of any election that may be available under the PFIC rules, in each case, having regard to such holder’s particular circumstances.

Ownership of HudBay Shares

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of HudBay Shares received pursuant to the Arrangement.

Distributions on HudBay Shares

HudBay has never paid a dividend or distribution on the HudBay Shares, and it has made no decision to do so in the immediate future. However, should HudBay choose to pay such dividends or distributions, subject to the PFIC rules discussed below (see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Status of HudBay as a PFIC”), the gross amount of any distribution of cash or property (other than in liquidation) made to a U.S. Holder with respect to HudBay Shares (without reduction for any Canadian withholding tax withheld from such distribution) generally will be includible in income by a U.S. Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of HudBay as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of HudBay’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its HudBay Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of HudBay Shares). Thereafter, to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis, the distribution will, subject to the possible application of the PFIC rules, be treated as gain from the sale or exchange of such HudBay Shares (see, “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Ownership of HudBay Shares — Sale, Exchange or Other Taxable Disposition of HudBay Shares” below). HudBay does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that distributions received on HudBay Shares generally will be treated as dividends for U.S. federal income tax purposes.

For taxable years beginning before January 1, 2011, a dividend paid by HudBay generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) HudBay is a “qualified foreign corporation” (a “QFC”) as defined below, (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on HudBay Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend).

HudBay generally will be a QFC if (a) HudBay is eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the HudBay Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if HudBay satisfies one or more of such requirements, HudBay will not be treated as a QFC if HudBay is classified as a PFIC for the taxable year during which HudBay pays the applicable dividend or for the preceding taxable year. For a discussion of HudBay’s potential status as a PFIC, see “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Status of HudBay as a PFIC” below. If HudBay is not a QFC, a dividend paid by it to a non-corporate U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances.

Foreign Tax Credits

Any tax withheld by Canadian taxing authorities with respect to distributions on HudBay Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to HudBay Shares will be foreign source income and generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”. Because of the complexity of the foreign tax credit limitations, each U.S. Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of HudBay Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of HudBay Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder’s adjusted tax basis in the HudBay Shares sold or otherwise disposed of. Subject to the possible application of the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such U.S. Holder’s holding period for the HudBay Shares exceeds one year on the date of disposition. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

The Receipt of Canadian Currency

Taxable dividends with respect to HudBay Shares that are paid in Canadian dollars and Canadian dollars received upon the sale, exchange or other taxable disposition of HudBay Shares will be included in the gross income of a U.S. Holder as translated into US dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such Canadian dollars, regardless of whether the Canadian dollars are converted into US dollars at that time. If the Canadian dollars received are not converted into US dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its US dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Status of HudBay as a PFIC

HudBay does not believe it was a PFIC for the taxable year that ended December 31, 2007. However, based on certain estimates of the gross income of HudBay, the nature of HudBay’s business, and the anticipated Market Capitalization of HudBay, HudBay believes that it may be a PFIC for its taxable year ending December 31, 2008. This is a factual determination that must be made annually at the end of the taxable year. As a result, HudBay’s status in the current and future years will depend on the composition of HudBay’s gross income, HudBay’s assets and activities in those years and the actual Market Capitalization of HudBay as determined on the end of each calendar quarter, and there can be no assurance that HudBay will or will not be considered a PFIC for any taxable year. In particular, due to the fact that the PFIC status of HudBay will largely depend on the Market Capitalization of HudBay determined by reference to the price of HudBay’s stock, which may fluctuate significantly in the future, the PFIC status of HudBay for the current taxable year or any future taxable year is not entirely clear. Neither Lundin nor Lundin’s counsel has undertaken to ascertain whether HudBay or any of its subsidiaries is treated as a PFIC.

If HudBay is classified as a PFIC during any portion of a U.S. Holder’s holding period for HudBay Shares as determined for U.S. tax purposes (including, potentially, periods prior to the Arrangement) such holder would be subject to adverse U.S. tax consequences under the PFIC rules. In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for HudBay’s Shares) and realized gain on the sale, exchange or other disposition of HudBay Shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before HudBay became a PFIC, which would generally be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If HudBay is treated as a PFIC, U.S. Holders should note, as more fully discussed below, that distributions by HudBay may not be includible in a holder’s gross income and subject to the PFIC rules to the extent such distributed amounts are attributable to distributions from, or dispositions of the stock of, Subsidiary PFICs (as defined below) that have previously been includible in the holder’s gross income under the PFIC rules. If HudBay determines that it is a PFIC for any taxable year, it will determine at that time whether it will provide holders with information with respect to distributions from, or dispositions of the stock of, Subsidiary PFICs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if HudBay and any of its subsidiaries were treated as a PFIC.

If HudBay is or becomes a PFIC, a U.S. Holder generally would be treated as owning its pro rata share of the stock of each of HudBay’s subsidiaries that is a PFIC and any other PFIC in which HudBay holds, directly or indirectly, an equity investment (a “Subsidiary PFIC”) and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. HudBay believes that it is possible that one or more of HudBay’s subsidiaries may be a PFIC for its taxable year ending December 31, 2008. A U.S. Holder’s holding period for the stock of a Subsidiary PFIC generally will begin on the first day that such holder is considered to own stock of the Subsidiary PFIC in accordance with the PFIC rules.

If HudBay is or becomes a PFIC, U.S. Holders would be treated as actually receiving their pro rata share of any distribution made by a Subsidiary PFIC (an “indirect distribution”) and such holders would be subject to the rules generally applicable to shareholders of PFICs discussed above (even though such holders may not have received the proceeds of such distribution). A U.S. Holder’s adjusted basis in the HudBay Shares will be increased by the amount of the indirect distribution taxed to such holder. Any distribution by HudBay to a U.S. Holder in respect of HudBay Shares that is attributable to an indirect distribution will not be subject to further U.S. federal income tax in the hands of the U.S. Holders and should result in a corresponding basis adjustment in such holder’s HudBay Shares. U.S. Holders should note that, if HudBay determines that it is a PFIC for any taxable year, it will determine at that time whether it will provide holders with information with respect to indirect distributions.

If HudBay is or becomes a PFIC, upon a disposition of an interest in a Subsidiary PFIC (an “indirect disposition”), a U.S. Holder will be treated as recognizing such holder’s pro rata share of the gain, if any, realized by the actual owner of such Subsidiary PFIC’s stock. For this purpose, an indirect disposition includes (1) any disposition by HudBay of stock of a Subsidiary PFIC, (2) any disposition, by a U.S. Holder of HudBay Shares, or (3) any transaction resulting in the reduction or termination of a U.S. Holder’s deemed interest in a Subsidiary PFIC. Any gain recognized by a U.S. Holder upon an indirect disposition will be their pro rata share taxable under the PFIC regime as previously described. A U.S. Holder’s adjusted basis in the HudBay Shares will be increased by any gain recognized by such holder as a result of the indirect disposition. Any distribution by HudBay to a U.S. Holder in respect of HudBay Shares that is attributable to an indirect disposition will not be subject to further U.S. federal income tax in the hands of the U.S. Holders and should result in a corresponding basis adjustment in such holder’s HudBay Shares. U.S. Holders should note that, if HudBay determines that it is a PFIC for any taxable year, it will determine at that time whether it will provide holders with information with respect to indirect dispositions.

If HudBay is or becomes a PFIC and if the HudBay Shares are “regularly traded” on a “qualified exchange”, a U.S. Holder may make a mark-to-market election with respect to the HudBay Shares, which may help to mitigate the adverse tax consequences resulting from HudBay’s status as a PFIC (but such election would generally not mitigate the tax consequences resulting from the PFIC status of any Subsidiary PFIC). The HudBay Shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the HudBay Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority of the country in which the exchange is located and with respect to which certain other requirements are met. The IRS has not yet identified specific foreign exchanges that are “qualified” for this purpose. If HudBay is or becomes a PFIC and a U.S. Holder makes the mark-to-market election, for each year in which HudBay is a PFIC, such holder will generally include as ordinary income the excess, if any, of the fair market value of the HudBay Shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the HudBay Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the HudBay Shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of HudBay Shares will be treated as ordinary income. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to the HudBay Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning. Hence, the mark-to-market election is not expected to be effective to eliminate the interest charge described above with respect to such Subsidiary PFICs. U.S. Holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder may be able to mitigate certain adverse PFIC consequences described above by making a QEF election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. If HudBay determines that it is a PFIC for any taxable year, it will determine at that time whether it will comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to HudBay or any Subsidiary PFICs.

If HudBay is or becomes a PFIC, each U.S. Holder of a HudBay Share must make an annual return on Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC (including Subsidiary PFICs) in which the U.S. Holder holds a direct or indirect interest. U.S. Holders should consult their own tax advisers regarding the potential application of the PFIC rules.

The PFIC rules are extremely complex and each U.S. Holder is urged to consult its independent tax advisor regarding the possible status of HudBay and any of its subsidiaries as a PFIC, the potential effect of the PFIC rules (including the effect of such rules in respect of any Subsidiary PFIC) to such holder, as well as any election that may be available under the PFIC rules and the effect of any such election, in each case, having regard to such holder’s particular circumstances.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received by such holder pursuant to the Arrangement, distributions paid on HudBay Shares and proceeds from the disposition of HudBay Shares. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

DISSENTING REGISTERED SHAREHOLDERS’ RIGHTS

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions of a corporation that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 190 of the CBCA, with modifications to the provisions of Section 190 as provided in Article 4 of the Plan of Arrangement, the Interim Order and the Final Order (“Dissent Rights”). Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order, will transfer the holder’s Lundin Shares to Lundin and will, in the event the Arrangement becomes effective, be entitled to be paid by Lundin the fair value of the shares held by such Dissenting Shareholder determined as of the close of business on the day before the Effective Date. Lundin Shareholders are cautioned that fair value could be determined to be less than the Consideration.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of the Lundin Shares that are registered in that Lundin Shareholder’s name.

In many cases, shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly unless the Lundin Shares are re-registered in the Non-Registered Shareholder’s name. A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Lundin Shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the Lundin Shares are registered in the name of CDS or other clearing agency, may require that such Lundin Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Lundin Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Lundin (a) at Suite 1500, 150 King Street West, Toronto, Ontario, M5H 1J9; or (b) by facsimile transmission to (416) 348-0303, in either case to be received not later than 5:00 p.m. (Toronto time) on January 22, 2009 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the original meeting). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes for the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted for the Arrangement Resolution, being the Lundin Shares. The CBCA does not provide, and Lundin will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Lundin Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Lundin Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights.

Lundin (or its successor) is required, within 10 days after Lundin Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Lundin Shareholder who voted for the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to Lundin a written notice (a “Demand for Payment”) containing its name and address, the number of Lundin Shares in respect of which he or she dissents (the “Dissenting Lundin Shares”) and a demand for payment of the fair value of such Lundin Shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send certificates representing the Dissenting Lundin Shares to Lundin or the Transfer Agent. The Transfer Agent will endorse on Lundin Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the Lundin Share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Lundin Shares has no right to make a claim under Section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Lundin Shareholder in respect of its Dissenting Lundin Shares other than the right to be paid the fair value of such Lundin Shares as determined pursuant to Section 190 of the CBCA, unless (a) the Dissenting Shareholder withdraws its Dissent Notice before Lundin makes an Offer to Pay, (b) Lundin fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, or (c) the Directors revoke the Arrangement Resolution, in which case the Dissenting Shareholder’s rights as a Lundin Shareholder will be reinstated.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Lundin Shares shall be deemed to have transferred such Dissenting Lundin Shares to Lundin for cancellation immediately prior to the Effective Time.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Lundin Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

Lundin is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Lundin Shares in an amount considered by the Directors to be the fair value of the Lundin Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Lundin must pay for the Dissenting Lundin Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Lundin does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Lundin fails to make an Offer to Pay for a Dissenting Shareholder’s Lundin Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Lundin may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Lundin Shares of Dissenting Shareholders. If Lundin fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further periods as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose Lundin Shares have not been purchased by Lundin will be joined as parties and bound by the decision of the court, and Lundin will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Lundin Shares of all Dissenting Shareholders. The final order of a court will be rendered against Lundin in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Lundin Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Lundin Shares, as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement, the Interim Order and the Final Order), will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Lundin Shares.

The foregoing is only a summary of the Dissenting Shareholder provisions of the CBCA (as modified by the Plan of Arrangement, the Interim Order and the Final Order), which are technical and complex. A complete copy of Section 190 of the CBCA is attached as Appendix G to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement, the Interim Order and the Final Order) may prejudice its Dissent Rights. For a summary of certain Canadian tax implications to a Dissenting Shareholder, see “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations” in this Circular.

RISK FACTORS RELATED TO THE ARRANGEMENT AND THE COMBINED COMPANY

There are risks associated with the completion of the Arrangement and an investment in HudBay Shares. The following risk factors should be carefully considered by Lundin Shareholders in evaluating whether to approve the Arrangement Resolution, in addition to those risk factors set forth under the heading “Information Concerning Lundin — Risk Factors Related to Lundin” and “Information Concerning HudBay — Risk Factors Related to HudBay” in this Circular.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of their satisfaction or waiver. Failure to complete the Arrangement could negatively impact the price of the Lundin Shares.

The completion of the Arrangement is subject to a number of conditions precedent which must be satisfied or waived, some of which are outside the control of HudBay and Lundin, including receipt of the Lundin Shareholder Approval and the Final Order. It is also a condition in favour of HudBay, that from the date of the Arrangement Agreement to and including the Effective Time, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Lundin. There can be no certainty, nor can Lundin provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Arrangement is not completed, for any reason, the market price of the Lundin Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Directors will be able to find a party willing to pay an equivalent or a more attractive price for Lundin Shares than the price that HudBay is willing to pay for the Lundin Shares.

The Arrangement Agreement may be terminated by Lundin or HudBay in certain circumstances.

Each of Lundin and HudBay has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Lundin provide any assurance, that the Arrangement Agreement will not be terminated by either of Lundin or HudBay prior to the completion of the Arrangement. For example, the Arrangement Agreement may be terminated by Lundin or HudBay, as applicable, if the other party wilfully and materially breaches its non-solicitation obligations. See “The Arrangement Agreement — Termination” in this Circular.

Under the Arrangement, Lundin Shareholders will receive HudBay Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, the HudBay Shares issuable under the Arrangement may have a market value lower than expected.

Lundin Shareholders will receive a fixed number of HudBay Shares under the Arrangement, rather than HudBay Shares with a fixed market value. As the exchange ratio under the Arrangement will not be adjusted to reflect any changes in the market value of the HudBay Shares, the market value of HudBay Shares may vary significantly from the value at the dates referenced in this Circular or the actual dates that Lundin Shareholders become entitled to receive HudBay Shares pursuant to the Arrangement. Many of the factors that affect the market value of the Lundin Shares are beyond the control of HudBay. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The issuance of HudBay Shares under the Arrangement and their subsequent sale may cause the market price of HudBay to decline.

As of December 19, 2008, 153,020,124 HudBay Shares were issued and outstanding and an aggregate of up to 9,054,742 HudBay Shares were issuable upon the exercise of 7,159,942 HudBay Options, 22,521 HudBay Warrants (2004) and 3,105,000 HudBay Warrants (2007). HudBay currently expects that, in connection with the Arrangement, it will issue approximately 153 million HudBay Shares (calculated based on the issued and outstanding Lundin Shares as at December 19, 2008) and reserve approximately 4.6 million HudBay Shares for issue on exercise of Converted HudBay Options. The issuance of these new HudBay Shares that may become eligible for sale in the public market from time to time could depress the market price for HudBay Shares.

The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Lundin and HudBay.

The success of the combined company will depend in large part on the success of management of the combined company in integrating the operations, technologies and personnel of Lundin with those of HudBay after the Effective Date. The failure of the combined company to achieve such integration could result in the failure of the combined company to realize any of the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of the combined company.

In addition, the overall integration of the operations, technologies and personnel of Lundin with those of HudBay may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.

The combined company may not meet key production and cost estimates.

A decrease in the amount of, or a change in the timing of the production outlook for, or in the prices realized for, metals of the combined company will directly affect the amount and timing of the combined company’s cash flow from operations. The actual effect of such a decrease on the combined company’s cash flows from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels, and may require additional borrowings to fund capital expenditures, including capital for the combined company’s development projects, in the future. Any such financing requirements could adversely affect the combined company’s ability to access capital markets in the future to meet any external financing requirements or increase its debt financing costs. In addition, a number of these and other developments or events, including changes in product mix, demand for the combined company’s products, and production disruptions, could make historic trends in Lundin and HudBay cash flows lose their predictive value.

The level of production and capital and operating costs estimates relating to development projects, which are used in establishing mineral reserve and mineral resource estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. It is very likely that actual results for the combined company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Lundin.

Under the Arrangement Agreement, Lundin is required to pay a Termination Fee in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of the Termination Fee Event. The Termination Fee may discourage other parties from attempting to acquire the Lundin Shares, even if those parties would otherwise be willing to offer greater value to Lundin Shareholders than that offered by HudBay under the Arrangement. See “The Arrangement Agreement — Termination Fees and Expenses” in this Circular.

The combined company may not realize the benefits of its growth projects.

As part of its strategy, the combined company will continue existing efforts and initiate new efforts to develop new mineral projects and will have a larger number of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on the combined company’s financial position and results of operations.

The combined company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.

The combined company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the combined company does not realize satisfactory prices for copper, zinc, nickel and other metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the combined company’s cost of raising capital in the future may be adversely affected. In addition, if the combined company is required to make significant interest and principal payments resulting from a debt financing, the combined company’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on the combined company’s results of operations, cash flow from operations and financial condition.

The combined company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

Each of Lundin and HudBay is currently subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate, which laws and regulations will apply to the Combined Company after the Effective Time. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty, and any amounts reserved by HudBay or Lundin may not be adequate.

The combined company may be classified as a PFIC for U.S. federal income tax purposes and, as a result, U.S. Holders who receive HudBay Shares in exchange for Lundin Shares pursuant to the Arrangement may be subject to adverse U.S. federal income tax rules.

Based on certain estimates of the gross income of HudBay, the nature of HudBay’s business, and the anticipated Market Capitalization of HudBay, HudBay believes that it may be classified as a PFIC for U.S. federal income tax purposes for its taxable year ending December 31, 2008. This is a factual determination that must be made annually at the end of each year, and there can be no assurance that HudBay will or will not be considered a PFIC for the current taxable year or any future taxable year. If HudBay is classified as a PFIC during any portion of a U.S. Holder’s holding period for HudBay Shares as determined for U.S. tax purposes (including, potentially, periods prior to the Arrangement) such holder would be subject to adverse U.S. tax consequences under the PFIC rules. For example, subject to certain elections described below, under the PFIC rules, gain realized by a U.S. Holder from the sale of PFIC shares generally is taxed as ordinary income, as opposed to capital gain, and is subject to an interest charge. In certain circumstances, if HudBay is classified as a PFIC, a U.S. Holder may be able to make certain elections, such as a QEF election, that may have the effect of mitigating some of the adverse tax consequences of the PFIC rules. Lundin Shareholders should be aware that, if HudBay determines that it is a PFIC for any taxable year, it will determine at that time whether it will comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to HudBay or any Subsidiary PFICs.

The PFIC rules are extremely complex, subject to differing interpretations and may have a significant adverse effect on a U.S. Holder. Each U.S. Holder should review the discussion in this circular found at “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations”. U.S. Holders are urged to consult their independent tax advisor regarding the possible status of HudBay and any of its subsidiaries as a PFIC, the potential effect of the PFIC rules (including the effect of such rules in respect of any Subsidiary PFIC) to such holder, as well as any election that may be available under the PFIC rules and the effect of any such election, in each case, having regard to such holder’s particular circumstances.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Messrs. Benner and Charter, each of whom is a Director, is a director of HudBay. Mr. Benner formerly served as the Chief Executive Officer of Lundin from October 2006 to March 2007 and as the Chief Executive Officer of Skye Resources Inc. prior to its acquisition by HudBay in August 2008. Mr. Benner also served as the Vice Chairman of Lundin from October 2006 to January 2008. Messrs. Lundin, Rand and Wright, each of whom is a Director, will become a director of HudBay upon consummation of the Arrangement. Mr. Craig, a Director, is a partner of Cassels, Canadian legal advisor to HudBay in connection with the Arrangement. Other than as disclosed in this Circular and as set forth above, none of the Directors or executive officers of Lundin are aware of any material interest of any informed person, or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year which has materially affected Lundin or any of its subsidiaries, in the Arrangement or in any other proposed transaction which would materially affect Lundin or any of its subsidiaries.

OTHER INFORMATION AND MATTERS

There is no information or matter not disclosed in this Circular but known to Lundin that would reasonably be expected to affect the decision of Lundin Shareholders to vote for or against the Arrangement Resolution.

PROXY SOLICITATION AND DEPOSITARY

Kingsdale Shareholder Services Inc. is acting as Lundin’s proxy solicitation agent, for which it will be paid a fee of up to $50,000 plus a “per call” fee for each telephone call made by Lundin Shareholders to Kingsdale Shareholder Services Inc. or by Kingsdale Shareholder Services Inc. to the Lundin Shareholders. Kingsdale Shareholder Services Inc. will also be reimbursed for its reasonable out-of-pocket expenses in connection with the solicitation. The fees and expenses of Kingsdale Shareholder Services Inc. will be paid by Lundin.

Lundin has engaged Computershare Investor Services Inc. to act as depositary for the receipt of Lundin Share certificates and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Lundin against certain liabilities under applicable Securities Laws and expenses in connection therewith.

No fee or commission is payable by any Lundin Shareholder who transmits its Lundin Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, Lundin will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Lundin Shares pursuant to the Arrangement.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Lundin by Osler, Hoskin & Harcourt LLP, as to Canadian legal matters and U.S. tax matters, and Shearman & Sterling LLP, as to U.S. legal matters, and on behalf of HudBay by Cassels, as to Canadian legal matters, and White & Case LLP as to U.S. legal matters. As at the date of this Circular, partners and associates of Osler own beneficially, directly or indirectly, less than 1% of the outstanding securities of Lundin and its associates and affiliates. Mr. Craig, a Director, is a partner of Cassels, Canadian legal advisor to HudBay in connection with the Arrangement.

DOCUMENTS INCORPORATED BY REFERENCE

The documents listed below and filed by HudBay with the Canadian Securities Administrators are specifically incorporated by reference into, and form an integral part of, this Circular:

Documents filed by HudBay:

•	the annual information form of HudBay dated March 17, 2008 for the fiscal year ended December 31, 2007;

•	the audited consolidated financial statements of HudBay as at December 31, 2007 and 2006, together with the auditors report thereon and the notes thereto;

•	management’s discussion and analysis of results of operations and financial condition and results of operations of HudBay for the fiscal year ended December 31, 2007;

•	the unaudited interim consolidated financial statements of HudBay for the three and nine months ended September 30, 2008, together with the notes thereto;

•	management’s discussion and analysis of results of operations and financial condition of HudBay for the three and nine months ended September 30, 2008;

•	the business acquisition report dated November 7, 2008 in respect of HudBay’s acquisition of Skye Resources Inc.;

•	the management information circular of HudBay dated April 30, 2008 distributed in connection with the annual and special meeting of the shareholders of HudBay held on May 29, 2008;

•	the material change report dated December 17, 2008, with respect to the closing of the Private Placement;

•	the material change report dated December 17, 2008, with respect to HudBay’s decision to pursue a listing on a U.S. stock exchange, the loan transaction with Lundin no longer being necessary, the TSX approval to list the HudBay Shares issuable to Former Lundin Shareholders in connection with the Arrangement and the decision of HudBay’s board of directors that the shareholder meeting requisitioned by two shareholders was not valid;

•	the material change report dated November 26, 2008, with respect to the Arrangement;

•	the material change report dated October 10, 2008, with respect to the appointment of Michael D. Winship as HudBay’s new President and Chief Operating Officer;

•	the material change report dated September 5, 2008, with respect to the closing of the acquisition of Skye Resources Inc;

•	the material change report dated July 7, 2008, with respect to the closing of the purchase of 12,679,266 shares of Skye Resources Inc.;

•	the material change report dated July 3, 2008, with respect to entering into a definitive agreement to acquire Skye Resources Inc.;

•	the material change report dated April 18, 2008, with respect to the appointments of Donald K. Charter and R. Peter Gillin as directors of HudBay; and

•	the material change report dated January 31, 2008, with respect to the appointment of Allen J. Palmiere as HudBay’s new President and Chief Executive Officer.

All documents of the type referred to above and any material change reports (excluding confidential material change reports) and financial statements filed by HudBay with any of the Canadian Securities Administrators subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular relating to HudBay shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in this Circular, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

For information on how to obtain the information that has been incorporated by reference into this Circular, please see the section in this Circular entitled “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

Information contained in this Circular is given as of December 22, 2008, except as otherwise noted and except that information incorporated by reference in this Circular is given as of the date noted therein.

Lundin and HudBay file reports and other information with the Canadian Securities Administrators. These reports and information, which include the comparative financial statements and management discussion and analysis for each of Lundin and HudBay’s most recently completed financial year, are available to the public free of charge on SEDAR at www.sedar.com.

Copies of HudBay’s documents incorporated in this Circular by reference may be obtained on request without charge from the Corporate Secretary of HudBay, Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, telephone (416) 362-0615, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting HudBay’s permanent information record. A copy of HudBay’s permanent information record may be obtained from the Corporate Secretary of HudBay at the address and telephone number noted above and is also available electronically at www.sedar.com.

Lundin is subject to the reporting requirements of the 1934 Act, and in accordance therewith must file periodic reports and other information with the SEC. Reports and other information filed by Lundin with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Lundin Shareholders may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Kingsdale Shareholder Services Inc., Lundin’s proxy solicitation agent, at:

North American Toll Free Number: 1-866-581-1392

Outside North America, Banks and Brokers Call Collect: 416-867-2272

APPROVAL OF LUNDIN

The contents and the sending of this Circular have been approved by the Directors.

Philip J. Wright
President, Chief Executive Officer and Director

Toronto, Ontario
December 22, 2008

CONSENT OF HAYWOOD SECURITIES INC.

We refer to the fairness opinion dated November 21, 2008 (the “Fairness Opinion”), which we prepared for the Special Committee of Lundin Mining Corporation for the Arrangement (as defined in Lundin’s Management Proxy Circular dated December 22, 2008). We consent to the filing of the Fairness Opinion with the securities commissions (and other applicable securities regulatory authorities) in Provinces of British Columbia, Alberta, Ontario, Québec and Nova Scotia and the inclusion of the Fairness Opinion, and all references to the Fairness Opinion and our name, in this Circular.

(Signed) “Haywood Securities Inc.”

Dated December 22, 2008

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Management Proxy Circular of Lundin Mining Corporation (“Lundin”) dated December 22, 2008 (the “Circular”) relating to the special meeting of shareholders of Lundin to approve the arrangement between Lundin and HudBay Minerals Inc. (“HudBay”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of HudBay on the consolidated balance sheets of HudBay as at December 31, 2007 and 2006, and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2007. Our report is dated March 14, 2008.

(Signed)	“Deloitte & Touche LLP”
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
Dated December 22, 2008

CONSENT OF OSLER, HOSKIN & HARCOURT LLP

We hereby consent to the reference to our opinion contained under “Certain Tax Consideration for Shareholders — Certain Canadian Federal Income Tax Considerations” in the Management Proxy Circular of Lundin Mining Corporation dated December 22, 2008 (the “Circular”) and to the inclusion of the foregoing opinion in the Circular.

(Signed) “Osler, Hoskin & Harcourt LLP”

Dated December 22, 2008

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a party and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any person, whether or not in writing and whether or not delivered to the shareholders of a party, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of (i) the assets of a party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that party and its subsidiaries; or (ii) 20% or more of any voting or equity securities of that party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that party and its subsidiaries; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person beneficially owning 20% or more of any class of voting or equity securities of that party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that party.

“Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as in effect on the date of the Arrangement Agreement and as they may be promulgated or amended from time to time.

“affiliate” has the meaning ascribed thereto under the CBCA.

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement dated as of November 21, 2008 between Lundin and HudBay, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with such agreement.

“Arrangement Resolution” means the special resolution of the Lundin Shareholders approving the Plan of Arrangement which is to be considered at the Meeting, substantially in the form set out in Appendix A to this Circular.

“Articles of Arrangement” means the articles of arrangement of Lundin in respect of the Arrangement that are required to be sent to the CBCA Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Lundin and HudBay, each acting reasonably.

“Broadridge” means Broadridge Financial Solutions, Inc.

“business day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario.

“Canada-U.S. Tax Treaty” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Scope of this Disclosure — Authorities”.

“Canadian GAAP” means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis.

“Canadian Securities Administrators” means the securities commissions or other similar regulatory authorities in each of the provinces and territories of Canada.

“Cassels” means Cassels Brock & Blackwell LLP, counsel to HudBay in connection with the Arrangement.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time.

“CBCA Director” means the director appointed pursuant to Section 260 of the CBCA.

“CDS” means CDS Clearing and Depositary Services Inc.

“CGN” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Risk Factors Related to HudBay”.

“Change in Recommendation” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Termination”.

“Change of Control Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party after the date of the Arrangement Agreement (and not obtained in violation of HudBay’s non-solicitation obligations) that relates to the acquisition of 50% or more of the outstanding HudBay Shares (other than HudBay Shares owned by the person making the Change of Control Proposal) or all or substantially all of the assets of HudBay and its subsidiaries.

“CIM” has the meaning ascribed to it under the heading “Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources”.

“Circular” means this management proxy circular of Lundin, including the Notice of Meeting, all schedules and appendices to this Circular and all documents incorporated by reference in this Circular, as the same may be amended or supplemented from time to time.

“Code” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Scope of this Disclosure — Authorities”.

“Competition Act” means the Competition Act (Canada), as amended from time to time.

“Competition Act Approval” means, if required, the Commissioner appointed under the Competition Act shall have (a) issued an advance ruling certificate under Section 102 of the Competition Act in connection with the Transaction; or (b) advised HudBay and Lundin in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to HudBay and Lundin, each acting reasonably.

“Confidentiality Agreement” means the letter agreement dated November 6, 2008 between HudBay and Lundin, pursuant to which HudBay has been provided with access to the confidential information of Lundin and Lundin has been provided with access to the confidential information of HudBay.

“Consideration” has the meaning ascribed thereto in the Plan of Arrangement.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a party or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Converted HudBay Option” has the meaning ascribed thereto under the heading “The Arrangement — Arrangement Mechanics”.

“Converted HudBay Option In-the-Money Amount” in respect of a Lundin Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the HudBay Shares that a holder is entitled to acquire on exercise of the Converted HudBay Option at and from the Effective Time exceeds the amount payable thereunder to acquire such shares.

“Court” means Ontario Superior Court of Justice (Commercial List).

“CRA” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — General”.

“Credit Agreement” has the meaning ascribed thereto in the definition of “Majority Lenders”.

“Demand for Payment” has the meaning ascribed thereto under the heading “Dissenting Registered Shareholders’ Rights”.

“Depositary” means Computershare Investor Services Inc. in its capacity as depositary.

“Directors” means the members of the board of directors of Lundin from time to time.

“Dissenting Lundin Shares” has the meaning ascribed thereto under the heading “Dissenting Registered Shareholders’ Rights”.

“Dissenting Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dissenting Non-Resident Holders”.

“Dissenting Resident Holder” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dissenting Resident Holders”.

“Dissenting Shareholder” means a Registered Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights.

“Dissent Notice” means the written objection of a Registered Shareholder to the Arrangement Resolution, submitted to Lundin in accordance with dissent procedures described under the heading “Dissenting Registered Shareholders’ Rights”.

“Dissent Rights” has the meaning ascribed thereto under the heading “Dissenting Registered Shareholders’ Rights”.

“DTC” means The Depository Trust & Clearing Corporation.

“Effective Date” means the date shown on the certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date.

“Event of Default” has the meaning ascribed thereto in the Credit Agreement.

“Fairness Opinion” means the fairness opinion of Haywood (a copy of which is attached as Appendix D to this Circular) provided to the Special Committee to the effect that as of November 21, 2008, based upon and subject to the matters set out therein, the consideration under the Arrangement is fair, from a financial point of view, to the Lundin Shareholders.

“Fenix Project” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Summary Description of Business”.

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Lundin and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Lundin and HudBay, each acting reasonably) on appeal.

“Former Lundin Shareholders” means, at and following the Effective Time, the holders of Lundin Shares immediately prior to the Effective Time.

“forward-looking statements” has the meaning ascribed to it under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

“Founding Shareholders” means Abalone Capital Ltd., Ellegrove Capital Ltd., Lorito Holdings S.à.r.l. (formerly Lorito Holdings Ltd.) and Zebra Holdings & Investments S.à.r.l. (formerly Zebra Holdings and Investments Ltd.).

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Haywood” means Haywood Securities Inc., in its capacity as financial advisor to the Special Committee.

“HBMS” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Risk Factors Related to HudBay”.

“Holder” or “Holders” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — General”.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder, as amended from time to time.

“HudBay” means HudBay Minerals Inc., and includes as the context requires its subsidiaries and affiliates.

“HudBay Financial Statements” means the audited consolidated financial statements of HudBay as at and for the fiscal year ended December 31, 2007 (including the notes thereto) and the unaudited consolidated financial statements of HudBay as at and for the nine months ended September 30, 2008 (including the notes thereto).

“HudBay Options” means the outstanding options to purchase HudBay Shares granted under the HudBay Stock Option Plan.

“HudBay Preference Shares” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Description of Share Capital — HudBay Preference Shares”.

“HudBay Representatives” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Covenants Regarding Non-Solicitation — HudBay Non-Solicitation Obligations”.

“HudBay Right” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Description of Share Capital — HudBay Rights Plan”.

“HudBay SDRs” means the Swedish Depositary Receipts of HudBay expected to be listed on the OMX.

“HudBay Shares” means the common shares in the authorized share capital of HudBay.

“HudBay Stock Option Plan” means the stock option plan of HudBay, as approved by the holders of HudBay Shares on June 23, 2005, as amended.

“HudBay Warrants” means (a) the outstanding warrants to purchase HudBay Shares governed by the warrant indenture dated December 21, 2004 made between HudBay and Equity Transfer Services Inc. as warrant agent, as amended; and (b) the outstanding warrants to purchase HudBay Shares governed by the warrant indenture dated October 26, 2007 made between Skye Resources Inc. and CIBC Mellon Trust Company, as warrant agent, as amended by a supplemental indenture pursuant to which the warrants outstanding under such indenture became exercisable for HudBay Shares.

“HudBay Warrants (2004)” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Description of Share Capital — HudBay Warrants”.

“HudBay Warrants (2007)” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Description of Share Capital — HudBay Warrants”.

“indirect disposition” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Status of HudBay as a PFIC”.

“indirect distribution” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Status of HudBay as a PFIC”.

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 192(4) of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of Lundin and HudBay, each acting reasonably.

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

“IRS” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations”.

“Key Regulatory Approvals” means the Competition Act Approval.

“Key Third Party Consents” means the consent and waiver required under the Credit Agreement and the related amendment thereto.

“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any permit of or from any Governmental Entity or self-regulatory authority (including the TSX, the NYSE and the OMX), and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities.

“Letter of Intent” has the meaning ascribed thereto under the heading “Information Concerning HudBay — Risk Factors Related to HudBay”.

“Letter of Transmittal” means the letter of transmittal for use by Registered Shareholders in connection with the Arrangement.

“Lundin” means Lundin Mining Corporation.

“Lundin Financial Statements” means the audited consolidated financial statements of Lundin as at and for the fiscal year ended December 31, 2007 (including the notes thereto) and the unaudited consolidated financial statements of Lundin as at and for the nine months ended September 30, 2008 (including the notes thereto).

“Lundin Options” means the outstanding options to purchase Lundin Shares granted under the Lundin Stock Option Plan.

“Lundin Representatives” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Covenants Regarding Non-Solicitation — Lundin Non-Solicitation Obligations”.

“Lundin SARs” means stock appreciation rights outstanding on the Effective Date.

“Lundin SDRs” means the Swedish Depositary Receipts of Lundin listed on the OMX.

“Lundin Shareholders” means the holders of Lundin Shares.

“Lundin Shareholder Approval” has the meaning ascribed thereto under the heading “The Arrangement — Lundin Shareholder Approval”.

“Lundin Shares” means the common shares in the authorized share capital of Lundin, including the Lundin Shares represented by Lundin SDRs.

“Lundin Stock Option Plan” means the stock option plan of Lundin, as approved by the Lundin Shareholders on May 15, 2003, as amended.

“Lundin Stock Option In-the-Money Amount” in respect of a Lundin Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin Option immediately before the Effective Time exceeds the amount payable thereunder to acquire such shares.

“Majority Lenders” means as such term is defined in the credit agreement between Lundin and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinaviska Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; and HSH Nordbank AG, Copenhagen Branch (as lenders) dated as of May 28, 2007, as amended (the “Credit Agreement”).

“Market Capitalization” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Tax Consequences if Lundin is Classified as a PFIC”.

“Material Adverse Change” means, in respect of any person, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of any person, any one or more changes, effects, events or occurrences, which, in either case, either individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, operations, results of operations or financial condition of that person taken as a whole, or that would prevent or materially impede the completion of the Arrangement, except any change, effect, event or occurrence resulting from or relating to: (a) the public announcement of the execution of the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or the performance of any obligation under the Arrangement Agreement or, in the case of Lundin, communication by HudBay of its plans or intentions with respect to Lundin and/or any of its subsidiaries; (b) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does relate primarily only to that person and does not have a materially disproportionate effect on such person relative to comparable mining companies; (c) any change in Canadian GAAP; (d) any natural disaster provided that it does not have a materially disproportionate affect on such person relative to comparable mining companies; (e) changes affecting the mining industry generally or the price of zinc, copper, lead or nickel, provided that such changes do not have a materially disproportionate effect on such party relative to comparable mining companies; (f) general economic, financial, currency exchange, securities or commodity market conditions; (g) any act of terrorism or outbreak or escalation of hostilities or armed conflict; or (h) any change in the market price of the Lundin Shares or the HudBay Shares, as applicable, (it being understood without limiting the applicability of paragraphs (a) to (h), the cause or causes of any such change in the market price of the Lundin Shares may constitute, in and of itself, a Material Adverse Change or Material Adverse Effect and may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred), and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred.

“Material Contracts” means in respect of a party any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such party; (b) under which such party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $2,000,000 in the aggregate; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,000,000; (d) providing for the establishment, investment in, organization or formation of any joint ventures or partnerships; (e) under which such party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $2,000,000 over the remaining term of the contract; (f) that limits or restricts such party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or that creates an exclusive dealing arrangement or right of first offer or refusal; (g) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union representing the employees of Lundin or its subsidiaries; or (h) with a Governmental Entity; or (i) that is otherwise material to such party and its subsidiaries, considered as a whole.

“Meeting” means the special meeting of Lundin Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Meeting Materials” means this Circular, together with the Notice of Meeting, form of proxy accompanying this Circular and Letter of Transmittal.

“misrepresentation” means (a) an untrue statement of a material fact, or (b) an omission to state a material fact that is required to be stated, or (c) an omission to state a material fact that is necessary to be stated in order for a statement not to be misleading.

“national securities exchange” has the meaning ascribed thereto under the 1934 Act.

“Neves-Corvo Mining Concession Contract” means the mining concession contract between Somincor S.A., its shareholders and the Portuguese Republic dated as of November 24, 1994, as amended as of June 18, 2004.

“NI 43-101” has the meaning ascribed thereto under the heading “Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources”.

“Non-Resident Holder” or “Non-Resident Holders” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”.

“Non-Registered Shareholder” means a holder of Lundin Shares who holds such Lundin Shares beneficially through an Intermediary.

“non-U.S. Holder” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Scope of this Disclosure — Non-U.S. Holders”.

“Notice of Appearance” has the meaning ascribed thereto under the heading “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”.

“Notice of Meeting” means the Notice of Special Meeting of Shareholders accompanying this Circular.

“NYSE” means the New York Stock Exchange.

“Offer to Pay” means the written offer from Lundin to each Dissenting Shareholder who has sent a Demand for Payment to pay for its Lundin Shares in an amount considered by the Directors to be fair value of the Lundin Shares, all in compliance with the dissent procedures described under the heading “Dissenting Registered Shareholders’ Rights”.

“OMX” means the NASDAQ OMX Stockholm AB.

“Osler” means Osler, Hoskin & Harcourt LLP, counsel to the Special Committee and Lundin in connection with the Arrangement.

“person” includes any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Tax Consequences if Lundin is Classified as a PFIC”.

“Plan of Arrangement” means the plan of arrangement substantially in the form of Appendix C, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably.

“Private Placement” has the meaning ascribed thereto under the heading “The Arrangement — Private Placement”.

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — General”.

“QEF” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Tax Consequences if Lundin is Classified as a PFIC”.

“QFC” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Ownership of HudBay Shares — Distributions on HudBay Shares”.

“Registered Shareholder” means a holder of Lundin Shares who holds such Lundin Shares in his, her or its own name and who is entered on the register of Lundin Shareholders.

“Reorganization” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement — The Exchange of Lundin Shares Pursuant to the Arrangement”.

“Resident Holder” or “Resident Holders” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”.

“Response Period” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Covenants Regarding Non-Solicitation — Right to Match”.

“SEC” means the U.S. Securities and Exchange Commission, and includes any successor thereto.

“Securities Authority” means: (a) the Ontario Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada; (b) the SEC; and (c) the SFSA.

“Securities Laws” means the Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, and any other applicable state, federal or other securities laws of the United States, including the 1934 Act and the 1933 Act, or any other country (including, without limitation, Sweden), as in effect on the date of the Arrangement Agreement and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.

“SFSA” means the Swedish Financial Supervisory Authority (Sw. Finansinspektionen).

“Special Committee” means the Special Committee of the Directors formed on November 6, 2008 for the purposes of considering Lundin’s strategic options.

“Subscription Agreement” has the meaning ascribed thereto under the heading “The Arrangement — Private Placement”.

“Subscription Shares” has the meaning ascribed thereto under the heading “The Arrangement — Private Placement”.

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

“Subsidiary PFIC” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Status of HudBay as a PFIC”.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party after the date of the Arrangement Agreement (and not obtained in violation of Lundin’s non-solicitation obligations) that relates to the acquisition of all of the outstanding Lundin Shares (other than Lundin Shares owned by the person making the Superior Proposal) or all or substantially all of the assets of Lundin and its subsidiaries and (a) that is reasonably capable of being completed taking into account all financial, legal, regulatory and other aspects of such proposal (as compared to the terms of the Arrangement Agreement) and the person making such proposal; (b) that, in the case of an Acquisition Proposal to acquire the outstanding Lundin Shares, is made available to all Lundin Shareholders on the same terms and conditions; (c) in respect of which, to the extent necessary, binding financial commitments have been provided from the sources of financing to be used to complete the transaction contemplated by such proposal, establishing that such financing is available without undue delay or conditions (other than the conditions attached to the Acquisition Proposal and conditions which are usual and customary conditions for similar financings and which, in the good faith judgment of the Directors, are likely to be satisfied by the relevant party); (d) is not subject to a due diligence condition; and (e) in respect of which the Directors determine, in their good faith judgment, after consultation with their outside legal counsel and financial advisors, that failure to recommend such Acquisition Proposal to the Lundin Shareholders would be inconsistent with their fiduciary duties under applicable Law and would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Lundin Shareholders from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by HudBay pursuant to the right to match.

“Supporting Shareholders” means the Founding Shareholders, 1875 Finance SA and the Directors (other than Messrs. Benner, Charter and Craig).

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

“Termination Fee” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Termination Fees and Expenses”.

“Termination Fee Event” has the meaning ascribed thereto under the heading “The Arrangement Agreement — Termination Fees and Expenses”.

“Transaction” means, collectively, the Arrangement and the other transactions contemplated by the Arrangement Agreement and in the Plan of Arrangement.

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent of the Lundin Shares.

“TSX” means the Toronto Stock Exchange.

“U.S.” means United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. GAAP” means generally accepted accounting principles in effect in the United States.

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations — Scope of this Disclosure — U.S. Holders”.

“Voting Agreements” means the agreements among HudBay and the Supporting Shareholders pursuant to which such shareholders have agreed to, among other things, vote their Lundin Shares in favour of the Arrangement Resolution as described in this Circular under the heading “The Arrangement — Voting Agreements”.

APPENDIX A
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Lundin Mining Corporation, a corporation existing under the laws of Canada (“Lundin”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Lundin dated December 22, 2008, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2. The plan of arrangement (the “Plan of Arrangement”), involving Lundin and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3. The arrangement agreement (the “Arrangement Agreement”) between Lundin and HudBay Minerals Inc., dated November 21, 2008, and all the transactions contemplated therein, the actions of the directors of Lundin in approving the Arrangement and the actions of the directors and officers of Lundin in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Lundin or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Lundin are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Lundin:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any director or officer of Lundin is hereby authorized and directed for and on behalf of Lundin to execute, whether under corporate seal of Lundin or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

6. Any one or more directors or officers of Lundin is hereby authorized, for and on behalf and in the name of Lundin, to execute and deliver, whether under corporate seal of Lundin or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Lundin, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Lundin;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B
ARRANGEMENT AGREEMENT

B-i

B-ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 21, 2008,

BETWEEN:

HUDBAY MINERALS INC., a corporation continued under the laws of Canada (“HudBay”)

-and-

LUNDIN MINING CORPORATION, a corporation incorporated under the laws of Canada (“Lundin”)

The parties intend that the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined herein) and applicable Treasury Regulations and that this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations promulgated under the Code.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1  Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any person, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its subsidiaries; or (ii) 20% or more of any voting or equity securities of that Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its subsidiaries; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person beneficially owning 20% or more of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party;

“affiliate” has the meaning ascribed thereto in the CBCA;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Lundin Disclosure Letter and the HudBay Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Lundin Shareholders approving the Plan of Arrangement which is to be considered at the Lundin Meeting and shall be substantially in the form and content of Schedule “B” hereto;

“Articles of Arrangement” means the articles of arrangement of Lundin in respect of the Arrangement that are required to be sent to the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Lundin and HudBay, each acting reasonably;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Change of Control Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party after the date of this Agreement (and not obtained in violation of Section 7.4) that relates to the acquisition of 50% or more of the outstanding HudBay Shares (other than HudBay Shares owned by the person making the Change of Control Proposal) or all or substantially all of the assets of HudBay and its subsidiaries.

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Confidentiality Agreement” means the letter agreement dated November 6, 2008 between HudBay and Lundin, pursuant to which HudBay has been provided with access to the confidential information of Lundin and Lundin has been provided with access to the confidential information of HudBay;

“Consideration” means the consideration to be received by the Lundin Shareholders pursuant to the Plan of Arrangement as consideration for their Lundin Shares, consisting of 0.3919 of a HudBay Share for each Lundin Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Credit Agreement” has the meaning ascribed thereto in Section 6.2(e);

“Depositary” means any trust company, bank or financial institution agreed to in writing between HudBay and Lundin for the purpose of, among other things, exchanging certificates representing Lundin Shares for certificates representing HudBay Shares in connection with the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by the Lundin Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for or to the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Exchange” or “TSX” means the Toronto Stock Exchange;

“FCPA” means the United States’ Foreign Corrupt Practices Act and the regulations promulgated thereunder, as amended from time to time;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Lundin and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Lundin and HudBay, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the Exchange and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder, as amended from time to time;

“HudBay Benefit Plans” has the meaning ascribed thereto in Section 4.1(u)(i);

“HudBay Data Room” means the electronic data room established and maintained by HudBay at https://datasite.merrillcorp.com;

“HudBay Data Room Information” means the documents listed in the index attached to the HudBay Disclosure Letter;

“HudBay Disclosure Letter” means the disclosure letter executed by HudBay and delivered to Lundin prior to the execution of this Agreement;

“HudBay Financial Statements” has the meaning ascribed thereto in Section 4.1(i);

“HudBay Internal Reorganization” means a transaction or series of transactions between HudBay and one or more subsidiaries of HudBay or between subsidiaries of HudBay which does not involve the disposition of any assets, rights or properties of HudBay or any such subsidiary to a third party other than HudBay or a subsidiary of HudBay;

“HudBay Mineral Rights” means all of HudBay’s and the Material HudBay Subsidiaries’ mineral interests and rights (including any claims, concessions, royalty interests, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights);

“HudBay Options” means the outstanding options to purchase HudBay Shares granted under the HudBay Option Plans;

“HudBay Option Plans” means (a) the stock option plan approved by HudBay Shareholders on June 23, 2005, as amended; (b) the stock option plan approved by HudBay Shareholders on July 9, 2002, as amended; and (c) the stock option plan approved by HudBay Shareholders on May 29, 2008;

“HudBay Preference Shares” has the meaning ascribed thereto in Section 4.1(e);

“HudBay Public Disclosure Record” means all documents and information filed by HudBay on SEDAR during the three (3) years prior to the date hereof;

“HudBay Representatives” has the meaning ascribed thereto in Section 7.4.1;

“HudBay Shareholders” means the holders of HudBay Shares;

“HudBay Shares” means common shares in the authorized share capital of HudBay;

“HudBay Warrants” means (a) the outstanding warrants to purchase HudBay Shares governed by the warrant indenture dated December 21, 2004 made between HudBay and Equity Transfer Services Inc. as warrant agent, as amended; and (b) the outstanding warrants to purchase HudBay Shares governed by the warrant indenture dated October 26, 2007 made between Skye Resources Inc. and CIBC Mellon Trust Company, as Warrant Agent, as amended by a supplemental indenture pursuant to which the warrants outstanding under such indenture became exercisable for HudBay Shares;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 192(3) of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, providing for, among other things, the calling and holding of the Lundin Meeting, as the same may be amended by the Court with the consent of Lundin and HudBay, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule “C” hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party, including from customers, as set out in Schedule “D” hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the Exchange, the NYSE and the OMX), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means: (a) certain of the officers and directors of Lundin as designated in writing by HudBay to Lundin; and (b) each of Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Inc. and 1875 Finance SA, representing, collectively, not less than 21.1% of the issued and outstanding shares of Lundin;

“Lundin Benefit Plans” has the meaning ascribed thereto in Section 3.1(x)(i);

“Lundin Board” means the board of directors of Lundin as the same is constituted from time to time;

“Lundin Circular” means the notice of the Lundin Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Lundin Shareholders in connection with the Lundin Meeting, as amended, supplemented or otherwise modified from time to time;

“Lundin Data Room” means the physical data room established and maintained by Lundin in Lisbon, Portugal;

“Lundin Data Room Information” means the documents listed in the index attached to the Lundin Disclosure Letter and the information contained in the physical data room located in Lisbon, Portugal;

“Lundin Disclosure Letter” means the disclosure letter executed by Lundin and delivered to HudBay prior to the execution of this Agreement;

“Lundin Financial Statements” has the meaning ascribed thereto in Section 3. l(k);

“Lundin Investment Companies” means the public companies in which Lundin has an equity interest and which are not subsidiaries;

“Lundin Meeting” means the special meeting of Lundin Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Lundin Mineral Rights” means all of Lundin’s and the Lundin Subsidiaries’ mineral interests and rights (including any claims, concessions, royalty interests, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights);

“Lundin Options” means the outstanding options to purchase Lundin Shares granted under the Lundin Stock Option Plan;

“Lundin Public Disclosure Record” means all documents and information required to be filed by Lundin on SEDAR during the three (3) years prior to the date hereof;

“Lundin SARs” means stock appreciation rights granted pursuant to the Lundin Stock Option Plan and outstanding on the Effective Date;

“Lundin Shareholders” means the holders of Lundin Shares, including the holders of SDRs;

“Lundin Shareholder Approval” has the meaning ascribed thereto in Section 2.2(a)(ii);

“Lundin Shares” means the common shares in the authorized share capital of Lundin, including the Lundin Shares represented by the SDRs;

“Lundin Significant Interest Companies” means the private entities in which Lundin has an equity interest in excess of 10% but less than 50%;

“Lundin Stock Option Plan” means the stock option plan of Lundin, as approved by the Lundin Shareholders on May 15, 2003, as amended;

“Lundin Subsidiaries” means the corporations listed on Schedule “E” hereto;

“Material Adverse Change” means, in respect of any person, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of any person, any one or more changes, effects, events or occurrences, which, in either case, either individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, operations, results of operations or financial condition of that person taken as a whole, or that would prevent or materially impede the completion of the Arrangement, except any change, effect, event or occurrence resulting from or relating to: (a) the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or, in the case of Lundin, communication by HudBay of its plans or intentions with respect to Lundin and/or any of its subsidiaries; (b) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does relate primarily only to that person and does not have a materially disproportionate effect on such person relative to comparable mining companies; (c) any change in GAAP; (d) any natural disaster provided that it does not have a materially disproportionate affect on such person relative to comparable mining companies; (e) changes affecting the mining industry generally or the price of zinc, copper, lead or nickel, provided that such changes do not have a materially disproportionate effect on such Party relative to comparable mining companies; (f) general economic, financial, currency exchange, securities or commodity market conditions; (g) any act of terrorism or outbreak or escalation of hostilities or armed conflict; or (h) any change in the market price of the Lundin Shares or the HudBay Shares, as applicable, (it being understood without limiting the applicability of paragraphs (a) to (h), the cause or causes of any such change in the market price of the Lundin Shares may constitute, in and of itself, a Material Adverse Change or Material Adverse Effect and may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred), and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred;

“Material Contracts” means in respect of a Party any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; (b) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $2,000,000 in the aggregate; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,000,000; (d) providing for the establishment, investment in, organization or formation of any joint ventures or partnerships; (e) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $2,000,000 over the remaining term of the contract; (f) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or that creates an exclusive dealing arrangement or right of first offer or refusal; (g) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union representing the employees of Lundin or the Lundin Subsidiaries; or (h) with a Governmental Entity; or (i) that is otherwise material to such Party and its subsidiaries, considered as a whole;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Material HudBay Subsidiaries” means the corporations listed on Schedule “G” hereto and “Material HudBay Subsidiary” means any one of them;

“NYSE” means the New York Stock Exchange;

“OMX” means the OMX Nordic Exchange Stockholm AB;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“OSC” means the Ontario Securities Commission;

“Outside Date” means May 30, 2009, or such later date as may be agreed to in writing by the Parties;

“Parties” means Lundin and HudBay, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule “A”, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.5(a);

“Qualified Person” has the meaning ascribed thereto in National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed thereto in Section 7.2.1;

“Response Period” has the meaning ascribed thereto in Section 7.3(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“Schedule 13E-3” means the Rule 13e-3 Transaction Statement on Schedule 13E-3 under the U.S. Exchange Act to be filed by Lundin and HudBay in connection with the transaction contemplated hereafter;

“SDRs” means the Swedish Depositary Receipts of Lundin listed on the OMX;

“SDR Depositary” means E. Öhman J:or Fondkommission AB;

“SDR Documents” means a summary of the Lundin Circular and the procedures to be followed by holders of SDRs to cause the Lundin Shares underlying their SDRs to be voted in respect of the Arrangement Resolution;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means: (i) the OSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada; (ii) the SEC; and (iii) the Swedish Financial Supervisory Authority;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, and any other applicable state, federal or other securities laws of the United States, including the U.S. Exchange Act and the U.S. Securities Act, or any other country (including, without limitation, Sweden), as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of the Lundin Board;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to the acquisition of all of the outstanding Lundin Shares (other than Lundin Shares owned by the person making the Superior Proposal) or all or substantially all of the assets of Lundin and its subsidiaries and (a) that is reasonably capable of being completed taking into account all financial, legal, regulatory and other aspects of such proposal (as compared to the terms herein) and the person making such proposal; (b) that, in the case of an Acquisition Proposal to acquire the outstanding Lundin Shares, is made available to all Lundin Shareholders on the same terms and conditions; (c) in respect of which, to the extent necessary, binding financial commitments have been provided from the sources of financing to be used to complete the transaction contemplated by such proposal, establishing that such financing is available without undue delay or conditions (other than the conditions attached to the Acquisition Proposal and conditions which are usual and customary conditions for similar financings and which, in the good faith judgment of the Board, are likely to be satisfied by the relevant party); (d) is not subject to a due diligence condition; and (e) in respect of which the Lundin Board determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that failure to recommend such Acquisition Proposal to the Lundin Shareholders would be inconsistent with its fiduciary duties under applicable Law and would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Lundin Shareholders from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by HudBay pursuant to Section 7.3;

“Swedish Prospectus” shall have the meaning ascribed to such term in Section 2.5 hereof;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes, payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in paragraph (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by law in respect of Taxes;

“Termination Fee” has the meaning ascribed thereto in Section 7.5.3;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.5.4;

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same has been and hereafter from time to time may be amended;

“U.S. Person” has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder, as the same has been and hereafter from time to time may be amended; and

“Voting Agreements” means the voting agreements (including all amendments thereto) between HudBay and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Lundin Shares (including Lundin Shares underlying SDRs) in favour of the Arrangement Resolution, substantially in the forms attached as Schedule “H” and Schedule “I” hereto.

1.2  Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3  Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4  Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5  Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6  Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Lundin shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Lundin required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7  Knowledge

(a) In this Agreement, references to “the knowledge of Lundin” means the actual knowledge of Philip J. Wright, in his capacity as Chief Executive Officer of Lundin and Ted Mayers, in his capacity as the Chief Financial Officer of Lundin, in each case, after reviewing relevant records or due enquiry within Lundin and the Lundin Subsidiaries.

(b) In this Agreement, references to “the knowledge of HudBay” means the actual knowledge of Allen J. Palmiere, in his capacity as Chief Executive Officer of HudBay and David Bryson, in his capacity as the Chief Financial Officer of HudBay, in each case, after reviewing relevant records or due enquiry within HudBay and its affiliates.

1.8  Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement
Schedule B	—	Arrangement Resolution
Schedule C	—	Key Regulatory Approvals
Schedule D	—	Key Third Party Consents
Schedule E	—	Lundin Subsidiaries
Schedule F	—	Lundin Significant Interest Companies and Lundin Investment Companies
Schedule G	—	Material HudBay Subsidiaries
Schedule H	—	Form of Voting Agreement
Schedule I	—	Form of Voting Agreement (Directors and Officers)

ARTICLE 2

THE ARRANGEMENT

2.1  Arrangement

Lundin and HudBay agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

(a) As soon as reasonably practicable following the execution of this Agreement, Lundin shall apply to the Court in a manner acceptable to HudBay, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Lundin Meeting and for the manner in which such notice is to be provided;

(ii) that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Lundin Shareholders present in person or by proxy at the Lundin Meeting and voting as a single class (the “Lundin Shareholder Approval”);

(iii) that, in all other respects, the terms, conditions and restrictions of the Lundin constating documents, including quorum requirements and other matters, shall apply in respect of the Lundin Meeting;

(iv) for the grant of Dissent Rights to the Lundin Shareholders who are registered Lundin Shareholders;

(v) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi) that the Lundin Meeting may be adjourned from time to time by management of Lundin subject to the terms of this Agreement without the need for additional approval of the Court; and

(vii) that the record date for Lundin Shareholders entitled to notice of and to vote at the Lundin Meeting will not change in respect of any adjournment(s) of the Lundin Meeting.

(b) Lundin shall advise the Court of its intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Lundin Shareholders and holders of Lundin Options who are resident in the United States.

2.3	Lundin Meeting

(a) Subject to the terms of this Agreement, Lundin agrees to convene and conduct the Lundin Meeting in accordance with the Interim Order, Lundin’s articles of incorporation, bylaws and applicable Law as soon as reasonably practicable.

(b) Subject to Section 7.3, except as required for quorum purposes or otherwise permitted under this Agreement, Lundin shall not adjourn (except as required by Law or by valid Lundin Shareholder action), postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Lundin Meeting without HudBay’s prior consent.

(c) Subject to the terms of this Agreement, Lundin will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by HudBay, using proxy solicitation services in North America and in Sweden with respect to the SDRs.

(d) Lundin will advise HudBay as HudBay may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Lundin Meeting, as to the aggregate tally of the proxies received by Lundin in respect of the Arrangement Resolution.

(e) Lundin will promptly advise HudBay of any written notice of dissent or purported exercise by any Lundin Shareholder of Dissent Rights received by Lundin in relation to the Arrangement and any withdrawal of Dissent Rights received by Lundin and, subject to applicable Law, any written communications sent by or on behalf of Lundin to any Lundin Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(f) Upon receipt by Lundin from HudBay of all necessary documents required to be executed by it, Lundin will use its best efforts to prepare or cause to be prepared and provide to HudBay lists of the holders of all classes and series of securities of Lundin, including lists of the Lundin Shareholders, the holders of Lundin Options and the holders of SDRs, as well as a security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to HudBay thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g) As soon as reasonably practicable following execution of this Agreement, Lundin will convene a meeting of the Lundin Board to approve the Lundin Circular and the SDR Documents.

2.4	Lundin Circular

(a) Lundin shall prepare the Lundin Circular and, to the extent required by Law, the Schedule 13E-3 in compliance in all material respects with applicable Securities Laws and file on a timely basis the Lundin Circular with respect to the Lundin Meeting and, to the extent required by Law, the Schedule 13E-3 in all jurisdictions where the same is required to be filed and mail the same as required in accordance with all applicable Laws and with respect to the Lundin Circular, as required by the Interim Order, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing sufficient detail to enable the Lundin Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Lundin Meeting and, subject to Section 2.4(c) below, containing full, true and plain disclosure of all material facts required by all applicable Laws to be disclosed thereunder. In particular, to the extent required by Swedish Securities Laws, Lundin shall prepare the SDR Documents in English and Swedish and arrange for their distribution to the holders of SDRs through the SDR Depositary or otherwise. Lundin shall, in consultation with HudBay, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b) Lundin shall ensure that the Lundin Circular, the Schedule 13E-3, to the extent required by Law, and the SDR Documents comply in all material respects with all applicable Securities Laws, and, without limiting the generality of the foregoing, that the Lundin Circular, the Schedule 13E-3, to the extent required by Law, and the SDR Documents will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to HudBay and its affiliates, including HudBay Shares) and to allow HudBay to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of HudBay Shares in exchange for Lundin Shares (including Lundin Shares underlying SDRs) and the Lundin Options pursuant to the transactions described herein. Subject to Section 7.2, Lundin will include in the Lundin Circular the unanimous recommendation of the Lundin Board that Lundin Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of Lundin intends to vote all of such director’s Lundin Shares (including any Lundin Shares issued upon the exercise of any Lundin Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements.

(c) HudBay shall provide to Lundin all information regarding HudBay, its affiliates and the HudBay Shares, including any pro forma financial statements prepared in accordance with applicable Laws as required by the Interim Order or applicable Laws for inclusion in the Lundin Circular and Schedule 13E-3 (if required by Law to be filed) or in any amendments or supplements to such Lundin Circular and Schedule 13E-3 (if required by Law to be filed). HudBay shall also use commercially reasonable efforts to obtain any necessary consents from any of its Qualified Persons, auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Lundin Circular or the Schedule 13E-3 (if required by Law to be filed) and to the identification in the Lundin Circular or the Schedule 13E-3 (if required by Law to be filed) of each such advisor. HudBay shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Lundin Circular or the Schedule 13E-3 (if required by Law to be filed) in order to make any information so furnished or any information concerning HudBay not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning HudBay and its subsidiaries.

(d) HudBay and its legal counsel shall be given a reasonable opportunity to review and comment on the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) and the SDR Documents prior to the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) and the SDR Documents being printed and filed with the Securities Authorities and the SEC, and reasonable consideration shall be given to any comments made by HudBay and its counsel, provided that all information relating solely to HudBay, its affiliates and the HudBay Shares included in the Lundin Circular or the Schedule 13E-3 (if required by Law to be filed) shall be in form and content satisfactory to HudBay, acting reasonably. Lundin shall provide HudBay with final copies of the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) and the SDR Documents prior to the mailing to the Lundin Shareholders.

(e) Lundin and HudBay shall each promptly notify each other if at any time before the Effective Date either becomes aware (in the case of Lundin only with respect to Lundin and in the case of HudBay only with respect to HudBay or its subsidiaries) that the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents contain an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents and the Parties shall co-operate in the preparation of any amendment or supplement to the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents, as required or appropriate, and Lundin shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents to Lundin Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities, the SEC and as otherwise required.

2.5	Securities Law Compliance

HudBay and Lundin shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement and the Arrangement, and to complete any of transactions contemplated by this Agreement, including their obligations under applicable Securities Laws. It is acknowledged and agreed that, except as set forth below, HudBay shall not be required to file a prospectus or similar document or otherwise become subject to the securities laws of any jurisdiction (other than a Province or Territory of Canada) in order to complete the Arrangement. HudBay may elect, at its sole discretion, to make such securities and other regulatory filings in the United States, Sweden or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement. In addition, if required under applicable Securities Laws of

Sweden, HudBay shall prepare and file a prospectus (the “Swedish Prospectus”) with the applicable Swedish Securities Authority in order to qualify the distribution of the HudBay Shares to Lundin Shareholders resident in Sweden or otherwise subject to Swedish Securities Laws. Lundin shall provide to HudBay all information regarding Lundin and its affiliates as required by applicable Securities Laws in connection with such filings. Lundin shall also use commercially reasonable efforts to obtain any necessary consents from any of its Qualified Persons, auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Lundin Meeting by the Lundin Shareholders as provided for in the Interim Order and as required by applicable Law, Lundin shall as soon as reasonably practicable thereafter, and, in any event, within three (3) business days following the approval of the Arrangement Resolution at the Lundin Meeting, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.7	Court Proceedings

Subject to the terms of this Agreement, HudBay will cooperate with, assist and consent to Lundin seeking the Interim Order and the Final Order, including by providing Lundin on a timely basis any information required to be supplied by HudBay in connection therewith. Lundin will provide legal counsel to HudBay with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Lundin will also provide legal counsel to HudBay on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Lundin or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Lundin will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with HudBay’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require HudBay to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases HudBay’s obligations set forth in any such filed or served materials or under this Agreement.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. No later than the fifth (5) business day after the satisfaction or, where not prohibited, the waiver (subject to applicable Law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Lundin with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA.

2.9	Issue of HudBay Shares

HudBay will, following receipt by Lundin of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient HudBay Shares in escrow to issue the aggregate Consideration pursuant to the Arrangement.

2.10	Preparation of Filings

HudBay and Lundin shall reasonably cooperate with each other in the prompt and diligent preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations under this Agreement or otherwise required or advisable under applicable Laws in connection with the Arrangement, this Agreement or the Plan of Arrangement.

2.11	Announcement and Shareholder Communications

HudBay and Lundin shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by HudBay and Lundin, the text and timing of each such announcement to be approved by HudBay and Lundin in advance, acting reasonably. HudBay and Lundin agree to co-operate in the preparation of presentations, if any, to Lundin Shareholders regarding the Plan of Arrangement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity, with the Exchange, the NYSE or the OMX with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12	Withholding Taxes

HudBay, Lundin and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Lundin Shareholder such amounts as HudBay, Lundin or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.13	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and applicable Treasury Regulations. The Parties agree to act (and to cause their respective affiliates to act) in a manner that is consistent with the foregoing and to not take any position (including any position on a Tax Return or otherwise) that is inconsistent with such treatment, in each case except as otherwise required by Law or a good faith resolution of a contest. Without limiting the generality of the foregoing, HudBay hereby represents and warrants that it is under no binding commitment, and has no current plan or intention, to (a) cause Lundin to amalgamate, merge or otherwise combine with any entity (other than a possible amalgamation of Lundin and HudBay), (b) cause Lundin to liquidate for U.S. federal income tax purposes, or (c) sell shares of Lundin. None of the proceeds of any sale of Lundin Shares by Lundin to HudBay or other funds transferred by HudBay to Lundin will be paid to Shareholders of Lundin in connection with the Arrangement, including payments to former Shareholders of Lundin exercising Dissent Rights. Neither HudBay nor Lundin makes any representation or warranty to any person regarding the U.S. federal income tax consequences of the Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF LUNDIN

3.1	Representations and Warranties

Except as disclosed in the Lundin Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Lundin hereby represents and warrants to HudBay as follows, and acknowledges that HudBay is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Board Approval.  As of the date hereof, the Lundin Board (other than Messrs. Colin K. Benner, Donald Charter and John H. Craig), prior to the execution of this Agreement, after consultation with its outside legal counsel and on receipt of a recommendation of the Special Committee, has determined unanimously that the Plan of Arrangement is fair to the Lundin Shareholders and is in the best interests of Lundin and has resolved unanimously to recommend to the Lundin Shareholders that they vote in favour of the Arrangement Resolution. The Lundin Board (other than Messrs. Colin K. Benner, Donald Charter and John H. Craig) has

approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b) Fairness Opinion.  The Special Committee has received the opinion of Haywood Securities Inc., the financial advisor to the Special Committee, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by the Lundin Shareholders (other than HudBay and its affiliates) in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to such Lundin Shareholders (other than HudBay and its affiliates).

(c) Organization and Qualification.  Lundin, each of the Lundin Subsidiaries and, to the knowledge of Lundin, each of the Lundin Significant Interest Companies (other than Morales (Overseas) Ltd.), is a corporation duly incorporated or an entity duly organized or formed and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance, organization or formation and has all necessary corporate or other organizational power, authority and capacity to own its property and assets and to carry on its business as it is currently owned and conducted. Lundin, each of the Lundin Subsidiaries and, to the knowledge of Lundin, each of the Lundin Significant Interest Companies (other than Morales (Overseas) Ltd.): (i) except as disclosed in Schedule 3.1(c) of the Lundin Disclosure Letter, has all material Permits necessary to conduct its business substantially as now conducted or as intended to be conducted as disclosed in the Lundin Public Disclosure Record, except for those Permits the absence of which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Lundin; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character or location of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so registered or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Lundin.

(d) Authority Relative to this Agreement.  Lundin has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Lundin and the performance by Lundin of its obligations under this Agreement have been duly authorized by the Lundin Board and, except for the approval by the Lundin Board of the Lundin Circular and subject, in the case of the Arrangement, to obtaining the approval of the Lundin Shareholders pursuant to the Interim Order, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Lundin and constitutes a legal, valid and binding obligation of Lundin, enforceable against Lundin in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e) No Violations.  Neither the authorization, execution and delivery of this Agreement by Lundin nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by Lundin with any of the provisions hereof will: (i) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Lundin, any Lundin Subsidiary or, to the knowledge of Lundin, any Lundin Significant Interest Company, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Lundin or any Lundin Subsidiary under any of the terms, conditions or provisions of: (A) their respective articles, charters or by-laws or other comparable organizational documents; or (B) any Permit or Material Contract to which Lundin, any Lundin Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Lundin or any Lundin Subsidiary is bound; or (ii) subject to obtaining the Key Regulatory Approvals, (A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Lundin or any Lundin Subsidiary or any of their respective properties or assets; or (B) cause the suspension or revocation of any Permit currently in effect in regard to Lundin or any Lundin Subsidiary (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect). The authorization of this Agreement, the execution and delivery by Lundin of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by Lundin of the Arrangement, will not (x) give rise to any rights of first refusal or, except as disclosed in Section 3.1(e) of the Lundin Disclosure Letter, trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any encumbrance, charge or Lien upon any of Lundin’s assets or the assets of any Lundin Subsidiary; or (y) result in the imposition of any Liens upon any assets of Lundin or any Lundin Subsidiary. The Key Third Party Consents listed in Schedule “D” are the only consents, approvals and notices required from any third party under any Material Contracts of Lundin or any Lundin Subsidiary in order for Lundin and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f) Capitalization.  The authorized share capital of Lundin consists of an unlimited number of Lundin Shares and one special share. As of the close of business on November 19, 2008, 390,436,279 Lundin Shares were issued and outstanding (including Lundin Shares represented by SDRs). As of the close of business on November 19, 2008, the special share was not issued or outstanding. As of the close of business on November 19, 2008, an aggregate of 11,695,740 Lundin Options were outstanding and, except as disclosed in Schedule 3.1(f) of the Lundin Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Lundin of any securities of Lundin (including Lundin Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Lundin (including Lundin Shares) or Lundin Subsidiaries. As of the close of business on November 19, 2008, 306,720 stock appreciation rights of Lundin were outstanding. All outstanding Lundin Shares have been duly authorized and validly issued, are fully paid and non-assessable, and no such Lundin Shares have been issued in violation of any preemptive or similar rights. All securities of Lundin (including the Lundin Shares and the Lundin Options) have been issued in compliance with all applicable Laws. Other than the Lundin Options, there are no securities of Lundin or any Lundin Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Lundin Shareholders on any matter. Except as disclosed in Schedule 3.1(f) of the Lundin Disclosure Letter, there are no outstanding contractual or other obligations of Lundin or any of the Lundin Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of the Lundin Subsidiaries, other than the Lundin Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Lundin or any of the Lundin Subsidiaries having the right to vote with the holders of the outstanding Lundin Shares on any matters.

(g) Material Contracts.  Schedule 3.1(g) of the Lundin Disclosure Letter includes a complete and accurate list of all Material Contracts to which Lundin or any Lundin Subsidiary is a party. All Material Contracts to which Lundin or any Lundin Subsidiary is a party is in full force and effect, and Lundin or the Lundin Subsidiary party thereto is entitled to all rights and benefits thereunder in accordance with the terms thereof. Lundin has made available to HudBay for inspection true and complete copies of all Material Contracts to which Lundin or any Lundin Subsidiary is a party and has made available all Material Contracts to which each Lundin Significant Interest Company is a party to which it has access. All Material Contracts listed in Schedule 3.1(g) of the Lundin Disclosure Letter and all Material Contracts to which each Lundin Significant Interest Company is a party to which Lundin has access are contained in the Lundin Data Room Information or have been provided directly to HudBay. All of the Material Contracts are valid and binding obligations of Lundin or a Lundin Subsidiary, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Lundin and the Lundin Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Lundin or any Lundin Subsidiary or on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. Except as disclosed in Schedule 3.1(g), as at the date hereof, neither Lundin nor any Lundin Subsidiary has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Lundin, no such action has been threatened. Neither Lundin nor any Lundin Subsidiary is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Lundin or any of the Lundin Subsidiaries.

(h) Reporting Status and Securities Laws Matters.  Lundin is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in the Provinces of British Columbia, Alberta, Ontario, Québec and Nova Scotia.

(i) Ownership of Subsidiaries, Significant Interest Companies and Investment Companies.  Schedule “E” is a complete and accurate list of all direct and indirect subsidiaries of Lundin, each of which is wholly-owned other than as disclosed in Schedule “E”. Schedule “F” is a complete and accurate list of all Lundin Significant Interest Companies and all Lundin Investment Companies, which list includes a description of the percentage of equity interests held by Lundin, directly or indirectly, in each Lundin Significant Interest Company and Lundin Investment Company. All of the issued and outstanding shares of capital stock and other ownership interests of Lundin in each of the Lundin Subsidiaries and, to the knowledge of Lundin, the Lundin Significant Interest Companies and the Lundin Investment Companies have been duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Lundin are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the Lundin Subsidiaries, the Lundin Significant Interest Companies or the Lundin Investment Companies except as disclosed in Schedule 3.1(i) of the Lundin Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any Lundin Subsidiary to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests.

(j) Public Filings.  Except as set forth in Schedule 3.1(j) of the Lundin Disclosure Letter, since January 1, 2007, Lundin has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities, the Exchange, the NYSE and the OMX. All such documents and information comprising the Lundin Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Lundin Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the Exchange, the NYSE or the OMX. Lundin has not filed any confidential material change reports with any Securities Authorities that at the date of this Agreement remain confidential. Except as set forth in Schedule 3.1(j) of the Lundin Disclosure Letter, there are no outstanding or unresolved comments in comment letters received from any Securities Authority, the Exchange, the NYSE or the OMX staff with respect to the Lundin Public Disclosure Record. To the knowledge of Lundin, none of the filings comprising the Lundin Public Disclosure Record is the subject of ongoing review, comment or investigation by any Securities Authority, the Exchange, the NYSE or the OMX.

(k) Lundin Financial Statements.  Lundin’s audited consolidated financial statements as at and for the fiscal year ended December 31, 2007 (including the notes thereto) and Lundin’s unaudited consolidated financial statements as at and for the nine (9) months ended September 30, 2008 (collectively, the “Lundin Financial Statements”) were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of the audited consolidated financial statements, in the related report of Lundin’s independent auditors, or (ii) in the case of unaudited consolidated interim financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Lundin and the Lundin Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited consolidated interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Lundin, the Lundin Subsidiaries and the Lundin Significant Interest Companies on a consolidated basis. There has been no material change in Lundin’s accounting policies, except as described in the notes to the Lundin Financial Statements, since December 31, 2007.

(l) Internal Controls and Financial Reporting.  Lundin: (i) maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Exchange Act); (ii) maintains internal control over financial reporting (as defined in Rule 13a-15 under the U.S. Exchange Act). Lundin has disclosed, based on its management’s most recent evaluation of internal control over financial reporting prior to the date hereof, to Lundin’s auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Lundin’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. Except as set forth in Schedule 3.1(l) of the Lundin Disclosure Letter, Lundin has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of Lundin or its internal control over financial reporting, including any such complaint, allegation, assertion, or claim that Lundin has engaged in questionable accounting or auditing practices. Lundin is in material compliance with all applicable effective provisions of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(m) Books and Records.  The financial books, records and accounts of Lundin and each of the Lundin Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices, on a basis consistent with prior years; and (ii) in each case, in reasonable detail, accurately and fairly reflect the material transactions and dispositions of the assets of Lundin and the Lundin Subsidiaries and accurately and fairly reflect the basis for the Lundin Financial Statements.

(n) Minute Books.  Except as disclosed in Schedule 3.1(n) of the Lundin Disclosure Letter, the minute books of Lundin and each of the Lundin Subsidiaries are true, correct and complete in all material respects.

(o) No Undisclosed Liabilities.  Lundin and the Lundin Subsidiaries have no outstanding indebtedness or liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those disclosed in the audited consolidated balance sheet of Lundin as of December 31, 2007 forming part of the Lundin Financial Statements, liabilities or obligations incurred in connection with the transactions contemplated hereby or to the extent disclosed in Schedule 3.1(o) of the Lundin Disclosure Letter, liabilities and obligations incurred in the ordinary course of business since the date of the most recent financial statements of Lundin filed on SEDAR since December 31, 2007.

(p) No Material Change.  Since December 31, 2007, except as disclosed in the Lundin Public Disclosure Record, the business of Lundin, the Lundin Subsidiaries and the Lundin Significant Interest Companies has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that would be reasonably expected to cause, individually or in the aggregate, a Material Adverse Change in respect of Lundin. Since December 31, 2007, the debt, business and material properties of Lundin and the Lundin Subsidiaries conform in all respects to the description thereof contained in the Lundin Public Disclosure Record, and there has been no dividend or distribution of any kind declared, paid or made by Lundin on any Lundin Shares.

(q) Litigation.  Except as disclosed in Schedule 3.1(q) of the Lundin Disclosure Letter, there are no material claims, actions, suits, grievances, orders, complaints or proceedings pending or, to the knowledge of

Lundin, threatened against Lundin, any Lundin Subsidiary or affecting any of their respective properties or assets at law or in equity before or by any Governmental Entity. Neither Lundin nor any Lundin Subsidiary nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r) Taxes.  Except as disclosed in writing to HudBay’s solicitors or as would not, individually or in the aggregate, reasonably be expected to have a Material Averse Effect with respect to Lundin:

(i) Lundin and each Lundin Subsidiary has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns are complete and correct in all material respects and Lundin and each Lundin Subsidiary has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Lundin has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Lundin for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii) Lundin and each Lundin Subsidiary has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited or deemed to be paid or credited by it to or for the benefit or any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by applicable Law to be remitted by it.

(iii) Lundin and each Lundin Subsidiary has duly and timely collected all amounts on account of any sales or transfer Taxes, including goods and services, harmonized sales and provincial and territorial taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted to it.

(iv) Other than actions in the ordinary course, there are no actions, suits, proceedings, investigations or claims threatened against Lundin or any Lundin Subsidiary in respect of Taxes, or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority.

(v) Neither Lundin nor any Lundin Subsidiary has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (A) to file any Tax Return covering any Taxes for which Lundin or any Lundin Subsidiary is or may be liable; (B) to file any elections, designations or similar filings relating to Taxes for which Lundin or any Lundin Subsidiary is or may be liable; (C) Lundin or any Lundin Subsidiary is required to pay or remit any Taxes or amounts on account of Taxes; or (D) any Governmental Entity may assess or collect Taxes for which Lundin or any Lundin Subsidiary is or may be liable.

(vi) Other than ordinary course audits and claims, there are no proceedings, investigations audits or claims in progress or, to the knowledge of Lundin, pending or threatened against Lundin nor any Lundin Subsidiary in respect of Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii) Neither Lundin nor any Lundin Subsidiary has acquired property from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(viii) Lundin has made available to HudBay copies of: (A) all Tax Returns relating to the Taxes of Lundin or any Lundin Subsidiary that to the knowledge of Lundin have been filed in the last three (3) years; and (B) all material written communications to or from any Governmental Entity relating to the

Taxes of Lundin or any Lundin Subsidiary that to the knowledge of Lundin has been received or sent in the last three (3) years.

(ix) For the purposes of the Tax Act:

(A) Lundin is resident in Canada; and

(B) each of the Lundin Subsidiaries (other than Rio Narcea Gold Mines, Ltd., 4258703 Canada Inc., 6565522 Canada Inc. and Defiance Québec Inc.) is not resident in Canada.

(x) There are no Liens for Taxes upon any properties or assets of Lundin or any of the Lundin Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent consolidated balance sheet included in Lundin’s audited consolidated financial statements).

(s) Interest in Mineral Rights.  Except as disclosed in Schedule 3.1(s) of the Lundin Disclosure Letter, each of Lundin, the Lundin Subsidiaries and, to the knowledge of Lundin, the Lundin Significant Interest Companies has sufficient title, free and clear of any title defect or Liens, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest and no rents due thereunder are in default), and to its mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, royalty interests, mining leases and mining rights), except such defects in title or Liens that, individually or in the aggregate, do not have and would not reasonably be expected to result in a Material Adverse Effect on Lundin. All real and tangible personal property of the Lundin and the Lundin Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being used, subject to normal wear and tear, repair or replacement in the ordinary course of business.

(t) Permits.  Except as disclosed in Schedule 3.1(t) of the Lundin Disclosure Letter, Lundin, each Lundin Subsidiary and, to Lundin knowledge, each of the Lundin Significant Interest Companies, has obtained and is in compliance with all material Permits required by applicable Laws which are necessary to lawfully conduct its current businesses as they are now being conducted or as intended to be conducted as set forth in the Lundin Public Disclosure Documents (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. Except as disclosed in Schedule 3.1(t) of the Lundin Disclosure Letter, all such Permits are in full force and effect and, to the knowledge of Lundin, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Permits as are necessary to conduct the business of Lundin, any Lundin Subsidiary or any Lundin Significant Interest Company as it is proposed to be conducted. Each such Permit can be renewed in the ordinary course of business by Lundin, the Lundin Subsidiary or, to Lundin’s knowledge, the Lundin Significant Interest Company to which the Permit was granted. Lundin has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. Lundin has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding. To the knowledge of Lundin, there is no reason why any Governmental Entity would not approve a properly filed request for a change in control of Lundin as contemplated by this Agreement for any jurisdiction where Lundin, any Lundin Subsidiary or any Lundin Significant Interest Company conducts business, to the extent such approval may be necessary or required in such jurisdiction (except that Lundin makes no representation as to any information regarding HudBay or its affiliates).

(u) HSR Act.  Lundin, together with all entities it controls directly or indirectly, does not hold assets located in the United States having an aggregate fair market value of over U.S.$63,100,000, and did not generate sales in or into the United States exceeding U.S.$63,100,000, during Lundin’s most recent fiscal year. For the purposes of this section “control” shall have the meaning set forth in Title 16 of the U.S. Code of Federal Regulations § 801.1(b).

(v) Environmental Matters.  Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on Lundin or as disclosed in Schedule 3.1(v) of the Lundin Disclosure Letter:

(i) all facilities and operations of Lundin, the Lundin Subsidiaries and to the knowledge of Lundin, the Lundin Significant Interest Companies, have been conducted, and are now, in compliance with all Environmental Laws. Neither Lundin nor any of the Lundin Subsidiaries, in respect of which no representation is made, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged;

(ii) Lundin and the Lundin Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Lundin Mineral Rights and to conduct their respective businesses as they are now being conducted or as intended to be conducted as set forth in the Lundin Public Disclosure Record (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. All such Environmental Permits are in full force and effect and, to the knowledge of Lundin, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Environmental Permits as are necessary to conduct the business of Lundin or any Lundin Subsidiary as it is proposed to be conducted. Each such Environmental Permit can be renewed in the ordinary course of business by Lundin or any Lundin Subsidiary to which the Environmental Permit was granted. Lundin has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Environmental Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. Lundin has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Environmental Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding;

(iii) no environmental, remediation, rehabilitation, reclamation or closure obligation, demand, notice or work order presently exists with respect to any portion of any currently or formerly owned, leased, occupied, used or otherwise controlled property, interests and rights or relating to the operations and business of Lundin and the Lundin Subsidiaries and, to the knowledge of Lundin, there is no basis for any such obligations, demands, notices or work orders to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv) there is no proceeding, application, order, directive, claim, action, suit, investigation or complaint under or pursuant to any Environmental Laws pending or, to the knowledge of Lundin, threatened, affecting Lundin or any Lundin Subsidiary or affecting any of their respective properties or assets before or by any Governmental Entity; and

(v) Lundin and the Lundin Subsidiaries have made available to HudBay all material audits, assessments and investigation reports with respect to environmental matters in its possession.

(w) Mineral Reserves and Resources.  The estimated proven and probable mineral reserves and the estimated indicated, measured and inferred mineral resources disclosed in the Lundin Public Disclosure Record filed on SEDAR as of the year-ended December 31, 2007 have been prepared and disclosed in all material respects in accordance with all applicable Laws, including National Instrument 43-101 — Standards of Disclosure for Mineral Projects. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Lundin, the Lundin Subsidiaries or, to the knowledge of Lundin, the Lundin Significant Interest Companies, taken as a whole, from the amounts disclosed in the Lundin Public Disclosure Record other than as a result of mining activities undertaken in the ordinary course.

(x) Benefit Plans.  Except for any matters disclosed in Schedule 3.1(y) of the Lundin Disclosure Letter:

(i) Lundin and each of the Lundin Subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Lundin, or in respect of which Lundin or such Lundin Subsidiary has any actual or potential liability (collectively, the “Lundin Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii) Schedule 3.1(x) of the Lundin Disclosure Letter sets forth a complete list of the Lundin Benefit Plans. Current and complete copies of all written Lundin Benefit Plans as amended to date or, where oral, written summaries of the terms thereof have been delivered or made available to HudBay together with copies of all material documents relating to the Lundin Benefit Plans.

(iii) Each Lundin Benefit Plan is registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Lundin Benefit Plan (including the terms of any documents in respect of such Lundin Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv) No Taxes, including social security contributions, are owing or exigible under any of the Lundin Benefit Plans by Lundin or its subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Lundin Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(v) Each Lundin Benefit Plan is insured or funded in compliance with the terms of such Lundin Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Lundin or any of the Lundin Subsidiaries from any such Governmental Entities.

(vi) To the knowledge of Lundin, (A) no Lundin Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Lundin Benefit Plan required to be registered or qualified.

(vii) Neither Lundin nor any of the Lundin Subsidiaries have any formal plan and have not made any promise or commitment, whether legally binding or not, to create any additional Lundin Benefit Plan or to improve or change the benefits provided under any Lundin Benefit Plan.

(viii) Except as disclosed in Schedule 3.1(y) of the Lundin Disclosure Letter, neither the execution and delivery of this Agreement by Lundin nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Lundin with any of the provisions hereof shall, subject to Section 5.6, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Lundin or any Lundin Subsidiary or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Lundin Benefit Plan or restriction held in connection with a Lundin Benefit Plan.

(y) Labour and Employment.

(i) All current assessments under applicable workers’ compensation or similar legislation in relation to the employees of Lundin or any Lundin Subsidiary have been paid by Lundin or such Lundin Subsidiary as applicable, and neither Lundin nor any Lundin Subsidiary is subject to any special or penalty assessment under such legislation that has not been paid.

(ii) Except for those agreements or provisions described in Schedule 3.1(y)(ii) of the Lundin Disclosure Letter, no employee of Lundin or any Lundin Subsidiary is party to a change of control, severance, termination, golden parachute or similar agreement or provision and would receive payments under such agreement or provision as a result of the Arrangement.

(iii) Other than as disclosed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter, there are no outstanding or, to the knowledge of Lundin, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Lundin or any Lundin Subsidiary not already covered by a collective agreement. Other than as disclosed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter there are no threatened or apparent union organizing activities involving employees of Lundin or any Lundin Subsidiary nor is Lundin or any Lundin Subsidiary currently negotiating any of the collective agreements listed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter. There is no default or violation under any collective agreement listed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter. There is no strike or lockout involving the employees covered by the collective agreements listed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter.

(z) Compliance with Laws.  Lundin, the Lundin Subsidiaries and, to the knowledge of Lundin, the Lundin Significant Interest Companies, have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Lundin. Neither Lundin, nor any of the Lundin Subsidiaries nor, to the knowledge of Lundin, any of the Lundin Significant Interest Companies, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being alleged.

(aa) Absence of Cease Trade Orders.  No order ceasing or suspending trading of the Lundin Shares or any other securities of Lundin has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of Lundin, are pending, contemplated or threatened under any Securities Laws or by any other regulatory authority.

(bb) Related Party Transactions.  Except as contemplated hereby or as disclosed in Schedule 3.1(bb) of the Lundin Disclosure Letter, there are no Contracts or other transactions currently in place between Lundin or any Lundin Subsidiary, on the one hand, and: (i) to the knowledge of Lundin, any officer or director of Lundin or any Lundin Subsidiary; (ii) to the knowledge of Lundin, any holder of record or, to the knowledge of Lundin, beneficial owner of 10% or more of the Lundin Shares; and (iii) to the knowledge of Lundin, any affiliate or associate (including any spouse, parent, sibling or descendant of such person and any trust for the benefit of any of the foregoing persons) of any such, officer, director, holder of record or beneficial owner, on the other hand.

(cc) Expropriation.  Since December 31, 2007, no material part of the property or assets of Lundin or any Lundin Subsidiary has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been received by Lundin or any Lundin Subsidiary is there any intent or proposal to give such notice or commence any such proceedings.

(dd) Rights of Other Persons.  Other than as disclosed in Schedule 3.1(dd) of the Lundin Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Lundin, any Lundin Subsidiary or, to the knowledge of Lundin, any Lundin Significant Interest Company, or any part thereof.

(ee) Registration Rights.  No Lundin Shareholder has any right to compel Lundin to register or otherwise qualify the Lundin Shares (or any of them) for public sale or distribution.

(ff) Restrictions on Business Activities.  Except as set forth in Schedule 3.1 (ff) of the Lundin Disclosure Letter, as of the date hereof, there is no contract, agreement, undertaking, arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Lundin or any Lundin Subsidiary that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which would reasonably be expected to have a Material Adverse Effect on Lundin.

(gg) Brokers.  No agent, broker, investment banker, financial advisor or other person, other than Haywood Securities Inc., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Lundin or any Lundin Subsidiary.

(hh) Fees and Expenses.  Schedule 3.1(hh) of the Lundin Disclosure Letter sets forth (i) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Lundin has incurred to date and expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified to HudBay in Schedule 3.1(gg) of the Lundin Disclosure Letter and (ii) the amount of such fees and expenses that has been paid to date.

(ii) Insurance.  As of the date hereof, Lundin and the Lundin Subsidiaries maintain the policies of insurance set forth in Schedule 3.1(ii) of the Lundin Disclosure Letter. All such insurance policies maintained are in full force and effect and in good standing and, neither Lundin nor any Lundin Subsidiary is in default, whether as to payment of premium or otherwise, under the terms of any such insurance policy, nor has Lundin or any of the Lundin Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Lundin or any Lundin Subsidiary or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(jj) Lundin Data Room Information.  All Lundin Data Room Information was accurate in all material respects as at its respective date as stated therein, or, if any Lundin Data Room Information was undated, as of the date of its delivery to the website for purposes of the transactions contemplated by this Agreement. Additionally, all information provided to HudBay in relation to HudBay’s due diligence requests, including information not provided in the Lundin Data Room Information, is accurate in all material respects as at its respective date as stated therein. To the extent that there has been a material change to any of the Lundin Data Room Information or any other information provided to HudBay since the date posted to the website or provided to HudBay, as the case may be, such information is accurate in all material respects or is no longer relevant or material to Lundin or additional information has been provided in the Lundin Data Room or to HudBay which supersedes or replaces such information.

(kk) United States Securities Laws.

(i) Lundin is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii) Lundin Shares have been at all times during the 12-month period ending on the date of this Agreement and remain registered pursuant to Section 12 of the U.S. Exchange Act and Lundin has been at all times during the 12-month period ending on the date of this Agreement and remain required to file reports under Section 13 of the U.S. Exchange Act; and

(iii) Lundin is not required to register as an “investment company” under the United States Investment Company Act of 1940, as amended.

(ll) FCPA and CFPOA.  To the knowledge of Lundin, neither Lundin, its affiliates nor any of their respective officers, directors, employees, agents, representatives or any other person acting on behalf of Lundin or any of its affiliates has taken, committed to take or been alleged to have taken any action which would cause Lundin or any of its affiliates to be in violation of the FCPA or CFPOA or any applicable Law of similar effect of another jurisdiction.

3.2	Survival of Representations and Warranties

The representations and warranties of Lundin contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF HUDBAY

4.1	Representations and Warranties

Except as set forth in the HudBay Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made) HudBay hereby represents and warrants to Lundin as follows, and acknowledges that Lundin is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Authority Relative to this Agreement.  HudBay has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by HudBay and the performance by HudBay of its obligations under this Agreement have been duly authorized by the board of directors of HudBay, and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This

Agreement has been duly executed and delivered by HudBay and constitutes a legal, valid and binding obligation of HudBay enforceable against HudBay in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b) Organization and Qualification.  HudBay and, except as set forth in Schedule 4.1(b) of the HudBay Disclosure Letter, each of its subsidiaries is a corporation duly incorporated or an entity duly organized or formed and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance, organization or formation and has all necessary corporate or other organizational power, authority and capacity to own its property and assets and to carry on its business as it is currently owned and conducted. HudBay and each of the Material HudBay Subsidiaries: (i) has all Permits necessary to conduct its business substantially as now conducted or as intended to be conducted as disclosed in the HudBay Public Disclosure Record, except for those Permits the absence of which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character or location of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so registered or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) No Violations.  Neither the execution and delivery of this Agreement by HudBay nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by HudBay with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) the articles of incorporation or by-laws of HudBay or (ii) any Material Contract or other instrument or obligation to which HudBay or any of its subsidiaries is a party or to which any of them, or any of its properties or assets, may be subject or by which HudBay or any of its subsidiaries is bound and, in each case, individually or in the aggregate, would have a Material Adverse Effect on HudBay’s ability to perform its obligations under this Agreement or (iii) violate any Law applicable to HudBay or any of its subsidiaries or any of its properties or assets.

(d) Ownership of Material HudBay Subsidiaries.  Schedule “G” is a complete and accurate list of all direct and indirect material subsidiaries of HudBay, each of which is wholly-owned other than as disclosed in Schedule “G”. All of the issued and outstanding shares of capital stock and other ownership interests of HudBay in each of the Material HudBay Subsidiaries, are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by HudBay are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the Material HudBay Subsidiaries, except as disclosed in Schedule 4.1(d) of the HudBay Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any Material HudBay Subsidiary to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests.

(e) Capitalization.  The authorized share capital of HudBay consists of an unlimited number of HudBay Shares and an unlimited number of preference shares, issuable in series (“HudBay Preference Shares”). As of the close of business on November 14, 2008, 153,000,124 HudBay Shares were issued and outstanding, no HudBay Preference Shares were issued and outstanding and an aggregate of up to 7,440,939 HudBay Shares were issuable upon the exercise of 7,418,418 HudBay Options and 22,521 HudBay Warrants and there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by HudBay of any securities of HudBay (including HudBay Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of HudBay (including HudBay Shares) or subsidiaries of HudBay. All outstanding HudBay Shares have been duly authorized and validly issued, are fully paid and non-assessable, and no such HudBay Shares have been issued in violation of any pre-emptive or similar rights. All securities of HudBay (including the HudBay Shares, the HudBay Options and the HudBay Warrants) have been issued in compliance with all applicable Laws. Other than convertible securities or other securities exercisable to HudBay Shares, there are no securities of HudBay or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the HudBay Shareholders on any matter. There are no outstanding contractual or other obligations of HudBay or any subsidiary of HudBay to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the HudBay Options. There are no outstanding bonds, debentures or other evidences of indebtedness of HudBay or any of its subsidiaries having the right to vote with the holders of the outstanding HudBay Shares on any matters.

(f) Material Contracts.  Schedule 4.1(f) of the HudBay Disclosure Letter includes a complete and accurate list of all Material Contracts to which HudBay or any Material HudBay Subsidiary is a party. All Material Contracts to which HudBay or any Material HudBay Subsidiary is a party is in full force and effect, and HudBay or the Material HudBay Subsidiary party thereto is entitled to all rights and benefits thereunder in accordance with the terms thereof. HudBay has made available to Lundin for inspection true and complete copies of all Material Contracts, to which HudBay or any Material HudBay Subsidiary is a party. All such Material Contracts are contained in the HudBay Data Room Information other than the Fenix Project Contracts listed in Schedule 4.1(f) of the HudBay Disclosure Letter. All of the Material Contracts are valid and binding obligations of HudBay or a Material HudBay Subsidiary, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. HudBay and the Material HudBay Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of HudBay or any Material HudBay Subsidiary or on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither HudBay nor any Material HudBay Subsidiary has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of HudBay, no such action has been threatened. Neither HudBay nor any Material HudBay Subsidiary is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of HudBay or any of the Material HudBay Subsidiaries.

(g) Reporting Status and Securities Laws Matters.  HudBay is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the Provinces of Canada.

(h) Public Filings.  Since January 1, 2007, HudBay has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the HudBay Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the HudBay Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. HudBay has not filed any confidential material change reports with any Securities Authorities that at the date of this Agreement remain confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the HudBay Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the HudBay Public Disclosure Record. There are no outstanding or unresolved comments in comment letters received from any Securities Authority or the Exchange with respect to the HudBay Public Disclosure Record. To the knowledge of HudBay, none of the filings comprising the HudBay Public Disclosure Record is the subject of ongoing review, comment or investigation by any Securities Authority or the Exchange.

(i) HudBay Financial Statements.  HudBay’s audited consolidated financial statements as at and for the fiscal year ended December 31, 2007 (including the notes thereto) and HudBay’s unaudited consolidated financial statements as at and for the nine (9) months ended September 30, 2008 (collectively, the “HudBay Financial Statements”) were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of the audited consolidated financial statements, in the related report of HudBay’s independent auditors, or (ii) in the case of unaudited consolidated interim financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of HudBay and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited consolidated interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of HudBay and its subsidiaries on a consolidated basis. There has been no material change in HudBay’s accounting policies, except as described in the notes to the HudBay Financial Statements, since December 31, 2007.

(j) Internal Controls and Financial Reporting.  HudBay has designed disclosure controls and procedures to provide reasonable assurance that material information relating to HudBay, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of HudBay by others within those entities, particularly during the periods in which filings are being prepared. HudBay has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of HudBay or its internal controls, including any such complaint, allegation, assertion, or claim that HudBay has engaged in questionable accounting or auditing practices. The Chief Executive Officer and Chief Financial Officer of HudBay have made all certifications required by applicable Securities Laws and the statements contained in all such certifications were as of the respective dates made, complete and correct.

(k) Books and Records.  The financial books, records and accounts of HudBay and each of the Material HudBay Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices, on a basis consistent with prior years; and (ii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of HudBay and the Material HudBay Subsidiaries and accurately and fairly reflect the basis for HudBay Financial Statements.

(l) Minute Books.  The minute books of HudBay and each of the Material HudBay Subsidiaries are true, correct and complete in all material respects.

(m) No Undisclosed Liabilities.  HudBay and the Material HudBay Subsidiaries have no outstanding indebtedness or liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those disclosed in the audited consolidated balance sheet of HudBay as of December 31, 2007 forming part of the HudBay Financial Statements, liabilities or obligations incurred in connection with the transactions contemplated hereby or, to the extent disclosed in Schedule 4.1(m) of the HudBay Disclosure Letter, and liabilities and obligations incurred in the ordinary course of business since the date of the most recent financial statements of HudBay filed on SEDAR since December 31, 2007.

(n) No Material Change.  Since December 31, 2007, except as disclosed in the HudBay Public Disclosure Record, the business of HudBay and the Material HudBay Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that would be reasonably expected to cause, individually or in the aggregate, a Material Adverse Change in respect of HudBay and the Material HudBay Subsidiaries, taken as a whole. Since December 31, 2007, the debt, business and material properties of HudBay and the Material HudBay Subsidiaries conform in all respects to the description thereof contained in the HudBay Public Disclosure Record, and there has been no dividend or distribution of any kind declared, paid or made by HudBay on any HudBay Shares.

(o) Litigation.  Except as disclosed in Schedule 4.1(o) of the HudBay Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of HudBay, threatened against HudBay or any Material HudBay Subsidiary or affecting any of their respective properties or assets at law or in equity before or by any Governmental Entity. None of HudBay nor any Material HudBay Subsidiary nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(p) Taxes.  Except as disclosed in writing to HudBay’s solicitors or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to HudBay:

(i) HudBay and each Material HudBay Subsidiary has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and HudBay and each Material HudBay Subsidiary has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and HudBay has provided adequate accruals in accordance with GAAP in the most recently published financial statements of HudBay for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii) HudBay and each Material HudBay Subsidiary has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited or deemed to be paid or credited by it to or for the benefit or any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by applicable Law to be remitted by it.

(iii) HudBay and each Material HudBay Subsidiary has duly and timely collected all amounts on account of any sales or transfer Taxes, including goods and services, harmonized sales and provincial and territorial taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted to it.

(iv) Other than actions in the ordinary course, there are no actions, suits, proceedings, investigations or claims threatened against HudBay or any Material HudBay Subsidiary in respect of Taxes, or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority.

(v) Neither HudBay nor any Material HudBay Subsidiary has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (A) to file any Tax Return covering any Taxes for which HudBay or any Material HudBay Subsidiary is or may be liable; (B) to file any elections, designations or similar filings relating to Taxes for which HudBay or any Material HudBay Subsidiary is or may be liable; (C) HudBay or any Material HudBay Subsidiary is required to pay or remit any Taxes or amounts on account of Taxes; or (D) any Governmental Entity may assess or collect Taxes for which HudBay or any Material HudBay Subsidiary is or may be liable.

(vi) Other than ordinary course audits and claims, there are no proceedings, investigations audits or claims in progress or, to the knowledge of HudBay, pending or threatened against HudBay nor any Material HudBay Subsidiary in respect of Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii) Except as disclosed in Schedule 4(p)(vii) of the HudBay Disclosure Letter, neither HudBay nor any Material HudBay Subsidiary has acquired property from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(viii) HudBay has made available to Lundin copies of: (A) all Tax Returns relating to the Taxes of HudBay or any Material HudBay Subsidiary that to the knowledge of HudBay have been filed in the last three (3) years; and (B) all material written communications to or from any Governmental Entity relating to Taxes of HudBay or any Material HudBay Subsidiary that to the knowledge of HudBay has been received or sent in the last three (3) years.

(ix) There are no Liens for Taxes upon any properties or assets of HudBay or any of the Material HudBay Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent consolidated balance sheet included in HudBay’s audited consolidated financial statements).

(q) Interest in Mineral Rights.  Except as disclosed in Schedule 4.1(q) of the HudBay Disclosure Letter, HudBay and each of the Material HudBay Subsidiaries has sufficient title, free and clear of any title defect or Liens, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest), and to its mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, royalty interests, mining leases and mining rights) except such defects in title or Liens that, individually or in the aggregate, do not have and would not reasonably be expected to result in a Material Adverse Effect on HudBay. All real and tangible personal property of HudBay and the Material HudBay Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being used, subject to normal wear and tear, repair or replacement in the ordinary course of business.

(r) Permits.  Except as disclosed in Schedule 4.1(r) of the HudBay Disclosure Letter, HudBay and each Material HudBay Subsidiary has obtained and is in compliance with all material Permits required by applicable Laws which are necessary to lawfully conduct its current businesses as they are now being conducted or as intended to be conducted as set forth in the HudBay Public Disclosure Documents (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. All such Permits are in full force and effect and, to the knowledge of HudBay, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Permits as are necessary to conduct the business of HudBay or any Material HudBay Subsidiary as it is proposed to be conducted. Each such Permit can be renewed in the ordinary course of business by HudBay or any Material HudBay Subsidiary to which the Permit was granted. HudBay has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. HudBay has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding.

(s) Environmental Matters.  Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on HudBay or as disclosed in Schedule 4.1(s) of the HudBay Disclosure Letter:

(i) all facilities and operations of HudBay and the Material HudBay Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws. Neither HudBay nor any of the Material HudBay Subsidiaries is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged;

(ii) HudBay and the Material HudBay Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the HudBay Mineral Rights and to conduct their respective businesses as they are now being conducted or as intended to be conducted as set forth in the HudBay Public Disclosure Record (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. All such Environmental Permits are in full force and effect and, to the knowledge of HudBay, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Environmental Permits as are necessary to conduct the business of HudBay or any Material HudBay Subsidiary as it is proposed to be conducted.

Each such Environmental Permit can be renewed in the ordinary course of business by HudBay or any Material HudBay Subsidiary to which the Environmental Permit was granted. HudBay has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Environmental Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. HudBay has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Environmental Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding;

(iii) no environmental, remediation, rehabilitation, reclamation or closure obligation, demand, notice or work order presently exists with respect to any portion of any currently or formerly owned, leased, occupied, used or otherwise controlled property, interests and rights or relating to the operations and business of HudBay and the Material HudBay Subsidiaries and, to the knowledge of HudBay, there is no basis for any such obligations, demands, notices or work orders to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv) there is no proceeding, application, order, directive, claim, action, suit, investigation or complaint under or pursuant to any Environmental Laws pending or, to the knowledge of HudBay, threatened, affecting HudBay or any Material HudBay Subsidiary or affecting any of their respective properties or assets before or by any Governmental Entity; and

(v) HudBay and the Material HudBay Subsidiaries have made available to Lundin all material audits, assessments and investigation reports with respect to environmental matters in its possession.

(t) Mineral Reserves and Resources.  The estimated proven and probable mineral reserves and the estimated indicated, measured and inferred mineral resources disclosed in the HudBay Public Disclosure Record filed on SEDAR as of the year-ended December 31, 2007 have been prepared and disclosed in all material respects in accordance with all applicable Laws, including National Instrument 43-101 Standards of Disclosure for Mineral Projects.  There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of HudBay or the Material HudBay, taken as a whole, from the amounts disclosed in the HudBay Public Disclosure Record other than as a result of mining activities undertaken in the ordinary course.

(u) Benefit Plans.  Except for any matters disclosed in Schedule 4.1(u) of the HudBay Disclosure Letter:

(i) HudBay and each of the Material HudBay Subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon HudBay, or in respect of which HudBay or such Material HudBay Subsidiary has any actual or potential liability (collectively, the “HudBay Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii) Each HudBay Benefit Plan is insured or funded in compliance with the terms of such HudBay Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by HudBay or any of the Material HudBay Subsidiaries from any such Governmental Entities.

(v) Labour and Employment.

(i) Except for those agreements or provisions described in Schedule 4.1(v)(i) of the HudBay Disclosure Letter, no employee of HudBay or any Material HudBay Subsidiary is party to a change of control, severance, termination, golden parachute or similar agreement or provision and would receive payments under such agreement or provision as a result of the Arrangement.

(ii) Schedule 4.1(v)(ii) of the HudBay Disclosure Letter sets forth a complete list of the collective agreements, either directly or by operation of law, between HudBay or any Material HudBay Subsidiary with any trade union or association which may qualify as a trade union. Other than as disclosed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter, there are no outstanding or, to the knowledge of HudBay, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of HudBay or any Material HudBay Subsidiary not already covered by a collective agreement. Other than as disclosed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter there are no threatened or apparent union organizing activities involving employees of HudBay or any Material HudBay Subsidiary nor is HudBay or any Material HudBay Subsidiary currently negotiating any of the collective agreements listed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter. There is no default or violation under any collective agreement listed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter. There is no strike or lockout involving the employees covered by the collective agreements listed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter.

(w) Compliance with Laws.  HudBay and the Material HudBay Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on HudBay. Neither HudBay nor any of the Material HudBay Subsidiaries is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged.

(x) Related Party Transactions.  Except as contemplated hereby or as disclosed in Schedule 4.1(x) of the HudBay Disclosure Letter, there are no Contracts or other transactions currently in place between HudBay or any Material HudBay Subsidiary, on the one hand, and: (i) to the knowledge of HudBay, any officer or director of HudBay or any Material HudBay Subsidiary; (ii) to the knowledge of HudBay, any holder of record or, to the knowledge of HudBay, beneficial owner of 10% or more of the HudBay Shares; and (iii) to the knowledge of HudBay, any affiliate or associate (including any spouse, parent, sibling or descendant of such person and any trust for the benefit of any of the foregoing persons) of any such, officer, director, holder of record or beneficial owner, on the other hand.

(y) Expropriation.  Since December 31, 2007, no material part of the property or assets of HudBay or any Material HudBay Subsidiary has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been received by HudBay or any Material HudBay Subsidiary nor, to the knowledge of HudBay, is there any intent or proposal to give such notice or commence any such proceedings.

(z) Rights of Other Persons.  Other than as disclosed in Schedule 4.1(z) of the HudBay Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by HudBay or any Material HudBay Subsidiary or any part thereof.

(aa) Restrictions on Business Activities.  As of the date hereof, there is no contract, agreement, undertaking, arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon HudBay or any Material HudBay Subsidiary that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which would reasonably be expected to have a Material Adverse Effect on HudBay.

(bb) Brokers.  No agent, broker, investment banker, financial advisor or other person, other than GMP Securities L.P., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HudBay or any Material HudBay Subsidiary.

(cc) Insurance.  As of the date hereof, HudBay and the Material HudBay Subsidiaries maintain the policies of insurance set forth in Schedule 4.1(cc) of the HudBay Disclosure Letter. All such insurance policies maintained are in full force and effect and in good standing and, neither HudBay nor any Material HudBay Subsidiary is in default, whether as to payment of premium or otherwise, under the terms of any such insurance policy, nor has HudBay or any of the Material HudBay Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of HudBay or any Material HudBay Subsidiary or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(dd) Data Room Information.  All HudBay Data Room Information was accurate in all material respects as at its respective date as stated therein, or, if any HudBay Data Room Information was undated, as of the date of its delivery to the website for purposes of the transactions contemplated by this Agreement. Additionally, all information provided to Lundin in relation to Lundin’s due diligence requests, including information not provided in the HudBay Data Room Information, is accurate in all material respects as at its respective date as stated therein. To the extent that there has been a material change to any of the HudBay Data Room Information or any other information provided to HudBay since the date posted to the website or provided to Lundin, as the case may be, such information is accurate in all material respects or is no longer relevant or material to HudBay or additional information has been provided in the HudBay Data Room or to Lundin which supersedes or replaces such information.

(ee) Issuance of HudBay Shares.  The HudBay Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of HudBay.

(ff) Absence of Cease Trade Orders.  No order ceasing or suspending trading of the HudBay Shares or any other securities of HudBay has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of HudBay, are pending, contemplated or threatened under any Securities Laws or by any other regulatory authority.

(gg) Investment Canada.  HudBay is a “Canadian” for purposes of the Investment Canada Act, as that term is defined in the Investment Canada Act and the regulations thereunder.

(hh) United States Securities Laws.

(i) HudBay is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii) No securities of HudBay have been or were required to be during the 12-month period ending on the date of this Agreement and are not registered or required to be registered under Section 12 of the U.S. Exchange Act, and HudBay has not been during the 12-month period ending on the date of this Agreement and is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act, and

(iii) HudBay is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(ii) Use of Short Form Prospectus.  HudBay meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 — Short Form Prospectus of the Securities Authorities.

(jj) FCPA and CFPOA.  To HudBay’s knowledge, neither HudBay, any of its affiliates nor any of their respective officers, directors, employees, agents, representatives or any other person acting on behalf of HudBay or any of its affiliates has taken, committed to take or been alleged to have taken any action which would cause HudBay or any of its affiliates to be in violation of the FCPA or CFPOA, or any applicable Law of similar effect of another jurisdiction.

(kk) Exchange Listing and United States Trading.

(i) Hercules Shares have been at all times during the 12-month period ending on the date of this Agreement and are listed on the Exchange;

(ii) At least 55% of the trading of Hercules Shares took place in, on or through the facilities of the Exchange during the 12-month period ending on the date of this Agreement; and

(iii) The average daily trading volume of Hercules Shares in the United States has been no greater than five percent of the average daily trading volume of Hercules Shares on a worldwide basis during the 12-month period ending on the date of this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of HudBay contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS OF LUNDIN AND HUDBAY

5.1	Covenants of Lundin Regarding the Conduct of Business

Lundin covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.1 of the Lundin Disclosure Letter, expressly required or permitted by this Agreement, required by applicable Law or Governmental Entity or consented to by HudBay in writing (which consent shall not be unreasonably withheld or delayed), Lundin shall, and shall cause each Lundin Subsidiary to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.1 of the Lundin Disclosure Letter, expressly required or permitted by this Agreement or required by applicable Law or Governmental Entity, Lundin shall not, nor shall it permit any Lundin Subsidiary to, directly or indirectly, without the prior written consent of HudBay (which consent shall not be unreasonably withheld or delayed):

(a) except as set forth in Schedule 5.1(a) of the Lundin Disclosure Letter, take any action except in the ordinary course of business of Lundin and the Lundin Subsidiaries, and Lundin shall use commercially reasonable efforts to maintain and preserve its and the Lundin Subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b) except as set forth in Schedule 5.1(b) of the Lundin Disclosure Letter, (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Lundin or any Lundin Subsidiary, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Lundin Shares owned by any person or the securities of any subsidiary owned by a person other than Lundin other than, in the case of any wholly-owned Lundin Subsidiary, any dividends payable to Lundin, by any of its wholly-owned Lundin Subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Lundin Shares or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Lundin, a Lundin Subsidiary or a Lundin Significant Interest Company, other than: (A) a grant of Lundin Options pursuant to the terms of contractual commitments described in Schedule 5.1(b) of the Lundin Disclosure Letter; (B) transactions in the ordinary course of business and consistent with past practices between two or more wholly-owned Lundin Subsidiaries or between Lundin and a wholly-owned Lundin Subsidiary, and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(g) of the Lundin Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Lundin or any Lundin Subsidiary, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Lundin or any Lundin Subsidiary; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(c) except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.1(c) of the Lundin Disclosure Letter: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Lundin or any Lundin Subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $10,000,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing;

(d) except as set forth in Schedule 5.1(d) of the Lundin Disclosure Letter and except in the ordinary course of business with respect to Lundin, other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Lundin Benefit Plans: (i) grant to any officer, employee or director of Lundin or any Lundin Subsidiary an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Lundin or any Lundin Subsidiary; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Lundin or any Lundin Subsidiary; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Lundin or any Lundin Subsidiary; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of Lundin or any Lundin Subsidiary; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (viii) effectuate a closing of a mine or a similar facility or cause a mass termination of employees affecting in whole or in part any site of employment, facility, operating unit or employee of Lundin or the Lundin Subsidiaries;

(e) settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Lundin or any Lundin Subsidiary other than an action, claim or proceeding disclosed in Schedule 5.1(e) of the Lundin Disclosure Letter; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement, except, in each case, any action, claim or proceeding the settlement of which would not (A) restrict in any material respect the business of Lundin or any of the Lundin Subsidiaries or (B) exceed $5,000,000 in cost or value to Lundin or any of the Lundin Subsidiaries;

(f) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Lundin or any Lundin Subsidiary or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Lundin or any Lundin Subsidiary from competing in any manner;

(g) except as set forth in Schedule 5.1(g) of the Lundin Disclosure Letter, waive, release or assign any material rights, claims or benefits of Lundin or any Lundin Subsidiary;

(h) other than in the ordinary course of business consistent with past practice, (i) enter into any agreement that, if entered into prior to the date hereof, would have been a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits listed in Schedule 5.1(i) of the Lundin Disclosure Letter of or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(j) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Lundin to consummate the Arrangement or the other transactions contemplated by this Agreement, other than in connection with a Pre-Acquisition Reorganization;

(k) take any action or fail to take any action if such action or failure to take action would be inconsistent with Section 2.13 hereof; or

(l) agree, resolve or commit to do any of the foregoing.

Lundin shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Lundin or any Lundin Subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums and covering the same periods are in full force and effect; provided that, subject to Section 7.7, none of Lundin or any Lundin Subsidiary shall obtain or renew any insurance (or reinsurance) policy for a term exceeding 12 months.

5.2	Covenants of Lundin Relating to the Arrangement

Lundin shall and shall cause the Lundin Subsidiaries to perform all obligations required or desirable to be performed by Lundin or any Lundin Subsidiary under this Agreement, co-operate with HudBay in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Lundin shall and, where applicable, shall cause the Lundin Subsidiaries to:

(a) promptly, and in any event within two (2) business days following the date of this Agreement, provide to HudBay (if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Lundin and any third party pursuant to which confidential information of Lundin has been provided to such third party;

(b) apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Lundin or any Lundin Subsidiary which are typically applied for by an offeree and, in doing so, keep HudBay reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing HudBay with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to HudBay’s outside counsel on an “external counsel” basis), in order for HudBay to provide its comments thereon. Without limiting the foregoing, neither Lundin nor any of its affiliates shall be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with this Agreement or any of the transactions contemplated hereby;

(c) use its best efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;

(d) defend all lawsuits or other legal, regulatory or other proceedings against Lundin challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e) subject to applicable law, make available and cause to be made available to HudBay, and the agents and advisors thereto, information reasonably requested by HudBay for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of HudBay and Lundin going forward and confirming the representations and warranties of Lundin set out in Section 3.1 of this Agreement; and

(f) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order.

5.3	Covenants of HudBay Regarding the Conduct of Business

HudBay covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.3 of the HudBay Disclosure Letter, expressly required or permitted by this Agreement, required by applicable Law or Governmental Entity or consented to by Lundin in writing (which consent shall not be unreasonably withheld or delayed), HudBay shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.2 of the HudBay Disclosure Letter, expressly required or permitted by this Agreement or required by applicable Law or Governmental Entity, HudBay shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Lundin (which consent shall not be unreasonably withheld or delayed):

(a) except as set forth in Schedule 5.3(a) of the HudBay Disclosure Letter, take any action except in the ordinary course of business of HudBay and its subsidiaries, and HudBay shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b) except as set forth in Schedule 5.3(b) of the HudBay Disclosure Letter or except in connection with a HudBay Internal Reorganization, (i) amend HudBay’s articles, charter or by-laws or other comparable organizational documents or, except in connection with a HudBay Internal Reorganization, amend the articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of HudBay or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the HudBay Shares, except for dividends by any of its wholly-owned subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any HudBay Shares or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of HudBay, any of its subsidiaries, other than: (A) a grant of HudBay Options pursuant to the terms of the HudBay Option Plans; (B) transactions in the ordinary course of business and consistent with past practices between two or more wholly-owned subsidiaries of HudBay or between HudBay and a wholly-owned subsidiary of HudBay, and (C) as required under applicable Law or existing Material Contracts; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of HudBay or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) except in connection with a HudBay Internal Reorganization, adopt a plan of liquidation or resolution providing for the liquidation or dissolution of HudBay or any of its subsidiaries; or (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP;

(c) except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.3(c) of the HudBay Disclosure Letter, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of HudBay or any subsidiary of HudBay; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $10,000,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing;

(d) settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against HudBay or any subsidiary of HudBay; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement, except, in each case, any action, claim or proceeding the settlement of which would not (A) restrict in any material respect the business of HudBay or any subsidiary of HudBay or (B) exceed $5,000,000 in cost or value to HudBay or any subsidiary of HudBay;

(e) enter into any agreement or arrangement that limits or otherwise restricts in any material respect HudBay or any subsidiary of HudBay or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect HudBay or any subsidiary of HudBay from competing in any manner;

(f) except as set forth in Schedule 5.3(g) of the HudBay Disclosure Letter, waive, release or assign any material rights, claims or benefits of HudBay or any subsidiary of HudBay;

(g) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits listed in Schedule 5.3(g) of the HudBay Disclosure Letter of or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(h) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of HudBay to consummate the Arrangement or the other transactions contemplated by this Agreement;

(i) take any action or fail to take any action if such action or failure to take action would be inconsistent with Section 2.13 hereof; or

(j) agree, resolve or commit to do any of the foregoing.

5.4	Covenants of HudBay Regarding the Performance of Obligations

HudBay shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by HudBay or any of HudBay’s subsidiaries under this Agreement, co-operate with Lundin in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, HudBay shall and where appropriate shall cause its subsidiaries to:

(a) apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to HudBay or any of HudBay’s subsidiaries which are typically applied for by an acquiror and, in doing so, keep Lundin reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Lundin with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Lundin’s outside counsel on an “external counsel” basis), in order for Lundin to provide its reasonable comments thereon. Without limiting the foregoing, neither HudBay nor any of its affiliates shall be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with this Agreement or any of the transactions contemplated hereby;

(b) subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c) defend all lawsuits or other legal, regulatory or other proceedings against HudBay challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d) following the Effective Time, take all steps required and cause Lundin or its successor to take all steps required to fulfill the obligations of Lundin or its successor to deliver HudBay Shares on any exercise of Lundin Options or Lundin Warrants;

(e) if, after the Effective Time, the Hercules Shares are deemed, pursuant to Rule 12g-3 under the U.S. Exchange Act, to be registered under Section 12 of the U.S. Exchange Act, then, as soon as practicable after the Effective Time, Hercules shall file with the SEC a Form 15F to terminate the registration of the Hercules Shares with the SEC;

(f) subject to applicable Law (including the rules or policies of the Exchange) vote any other Lundin Shares beneficially owned by it in favour of the Arrangement;

(g) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of the Lundin Options outstanding at the Effective Time, subject only to satisfaction by HudBay of customary listing conditions of the TSX;

(h) subject to applicable Law, make available and cause to be made available to Lundin, and its agents and advisors, information reasonably requested by Lundin for the purposes of confirming the representations and warranties of HudBay set out in Section 4.1 of this Agreement;

(i) use commercially reasonable efforts to ensure that, immediately following the Effective Time, the board of directors of HudBay is comprised of Colin K. Benner, Donald K. Charter, Lukas Lundin, William A. Rand, Philip J. Wright, Allen J. Palmiere, Ronald P. Gagel, R. Peter Gillin and M. Norman Anderson, and the Chief Executive Officer of HudBay is Allen J. Palmiere; and

(j) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order.

5.5	Pre-Acquisition Reorganization

(a) Lundin shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as HudBay may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Lundin need not effect a Pre-Acquisition Reorganization which in the opinion of Lundin, acting reasonably: (i) would require Lundin to obtain the prior approval of the Lundin Shareholders in respect of such Pre-Acquisition Reorganization other than at the Lundin Meeting; (ii) would impede or materially delay the consummation of the Arrangement; or (iii) would be inconsistent with Section 2.13 hereof. Without limiting the foregoing and other than as set forth in clause (i) above, Lundin shall use its best efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Lundin shall cooperate with HudBay in structuring, planning and implementing any such Pre-Acquisition Reorganization. HudBay shall provide written notice to Lundin of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the date of the Lundin Meeting. In addition:

(i) HudBay shall indemnify and save harmless the officers, directors, employees, agents, advisors and representatives of Lundin and the Lundin Subsidiaries from and against any and all liabilities, Taxes, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization;

(ii) if the Plan of Arrangement is not completed, HudBay shall pay the implementation costs of the Pre-Acquisition Reorganization and any direct or indirect costs and liabilities thereof, including employment costs, Taxes and liabilities as well as any costs, Taxes and liabilities that may be incurred to unwind any such Pre-Acquisition Reorganization (including actual out-of-pocket costs and expenses for Filing fees and external counsel).

(iii) any Pre-Acquisition Reorganization or required cooperation of Lundin in structuring, planning and implementing any Pre-Acquisition Reorganization shall not become effective unless HudBay shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a)) proceed to effect the Arrangement;

(iv) any Pre-Acquisition Reorganization or required cooperation of Lundin in structuring, planning and implementing any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of Lundin or any Lundin Subsidiary;

(v) unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances);

(vi) any Pre-Acquisition Reorganization shall not require Lundin or any Lundin Subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract;

(vii) Lundin and the Lundin Subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Lundin incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(viii) such cooperation does not require the directors, officers, employees or agents of Lundin or the Lundin Subsidiaries to take any action in any capacity other than as a director, officer or employee.

(b) HudBay acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Lundin hereunder has been breached. HudBay and Lundin shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Lundin shall not be liable for the failure of HudBay to benefit from any anticipated tax efficiency as a result of a Pre-Acquisition Reorganization.

5.6	Employment Agreements

Following the approval of the Arrangement Resolution, HudBay shall cause Lundin to honour such obligations, if any, under Lundin’s employment agreements as are disclosed in Schedule 5.6 of the Lundin Disclosure Letter.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a) the Arrangement Resolution shall have been approved and adopted by the Lundin Shareholders at the Lundin Meeting in accordance with the Interim Order;

(b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Lundin and HudBay, acting reasonably, on appeal or otherwise;

(c) there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against HudBay or Lundin which shall prevent the consummation of the Arrangement;

(d) HudBay Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act;

provided, however, that Lundin shall not be entitled to rely on the provisions of this Section 6.1(d) in failing to complete the transactions contemplated by this Agreement in the event that Lundin fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that HudBay will rely on the foregoing exemption based on the Court’s approval of the transaction;

(e) the Key Regulatory Approvals shall have been obtained; and

(f) this Agreement shall not have been terminated pursuant to Article 8.

6.2	Additional Conditions Precedent to the Obligations of HudBay

The obligation of HudBay to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of HudBay and may be waived by HudBay):

(a) all covenants of Lundin under this Agreement to be performed on or before the Effective Time which have not been waived by HudBay shall have been duly performed by Lundin in all material respects and HudBay shall have received a certificate of Lundin addressed to HudBay and dated the Effective Time, signed on behalf of Lundin by two senior executive officers of Lundin (on Lundin’s behalf and without personal liability), confirming the same as at the Effective Date;

(b) the representations and warranties of Lundin set forth in (i) the first sentence of Section 3.1(c), Section 3.1(d) and Section 3.1(e) shall be true and correct as of the Effective Time as if made at and as of such time (except that any such representations and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date) and (ii) Article 3, other than those to which clause (i) above applies, shall be true and correct (disregarding for purposes of this Section 6.2(b) any materiality, Material Adverse Change or Material Adverse Effect qualification contained in any such representations or warranties) in all material respects as of the Effective Time as though made on and as of the Effective Time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date), except in the case of this clause (ii) where the failure to be so true and correct, individually and in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect on Lundin, and HudBay shall have received a certificate signed on behalf of Lundin by two executive officers of Lundin (without personal liability) to this effect;

(c) since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Lundin;

(d) the relevant Portuguese Governmental Entity shall have been notified of the Arrangement and (1) 60 days shall have elapsed from the date of such notification and (2) no Portuguese Governmental Entity shall have made a final determination that the Arrangement would result in a change in control of Somincor S.A. and shall haven taken any action in respect of such determination that would materially and adversely impair Somincor S.A.’s rights under the Neves-Corvo mining concession contract between Somincor S.A., its shareholders and the Portuguese Republic dated as of November 24, 1994, and as amended as of June 18, 2004;

(e) the “Majority Lenders” (as such term is defined in the credit agreement between Lundin and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; and HSH Nordbank AG, Copenhagen Branch (as lenders) dated as of May 28, 2007, as amended (the “Credit Agreement”)) shall have consented to the Arrangement and waived any Event of Default (as such term is defined in the Credit Agreement) including, without limitation, any Event of Default caused by the completion of the Arrangement.;

(f) in the event that HudBay is required by any Governmental Entity, Securities Authority or the Exchange to call and hold a meeting of its shareholders to obtain their approval of the Arrangement or any aspect of the Arrangement, such shareholder approval shall have been obtained; and

(g) holders of no more than 8% of the Lundin Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of HudBay and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Lundin

The obligation of Lundin to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Lundin and may be waived by Lundin):

(a) all covenants of HudBay under this Agreement to be performed on or before the Effective Time which have not been waived by Lundin shall have been duly performed by HudBay in all material respects and Lundin shall have received a certificate of HudBay, addressed to Lundin and dated the Effective Time, signed on behalf of HudBay by two of its senior executive officers (on HudBay’s behalf and without personal liability), confirming the same as of the Effective Date;

(b) the representations and warranties of HudBay set forth in: (i) Section 4.1(a), the first sentence of Section 4.1(b) and Section 4.1(e) shall be true and correct as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Agreement or another date shall be true and correct as of such date); and (ii) Article 4, other than those to which clause (i) above applies, shall be true and correct (disregarding for purposes of this Section 6.3(b) any materiality, Material Adverse Change or Material Adverse Effect qualification contained in any such representations or warranties) as of the Effective Time as though made on and as of the Effective Time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date), except in the case of this clause (ii) where the failure to be so true and correct, individually and in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect on HudBay, and Lundin shall have received a certificate signed on behalf of HudBay by two executive officers of HudBay (without personal liability) to this effect;

(c) since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on HudBay; and

(d) HudBay shall have delivered evidence satisfactory to Lundin, acting reasonably, of the approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of any convertible securities of Lundin outstanding at the Effective Time, subject only to satisfaction of the customary listing conditions of the TSX.

The foregoing conditions will be for the sole benefit of Lundin and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Lundin which are permitted or required by this Agreement); or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

HudBay may not exercise its right to terminate this Agreement pursuant to Sections 8.2.1(c)(ii) and 8.2.1(c)(iii) and Lundin may not exercise its right to terminate this Agreement pursuant to Sections 8.2.1(d)(ii) and 8.2.1(d)(iii), unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be.

7.2	Non-Solicitation

7.2.1  Except as otherwise expressly provided in this Section 7.2, Lundin shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Lundin or any of its subsidiaries (collectively, the “Representatives”): (a) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal; (b) engage in any discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, provided, however, that Lundin may advise any Person making an Acquisition Proposal that it does not constitute a Superior Proposal when the Lundin Board has so determined; (c) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; (d) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal; or (e) make a Change in Recommendation.

7.2.2  Except as otherwise provided in this Section 7.2, Lundin shall, and shall cause the Lundin Subsidiaries and the Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Lundin, any subsidiary of Lundin or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Lundin will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Lundin and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Lundin and its subsidiaries. Lundin agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Lundin, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Lundin undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that Lundin shall not be prevented from considering any Superior Proposal if the provisions of this Section 7.2 are otherwise complied with.

7.2.3  Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between the Parties or between Lundin and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution at the Lundin Meeting, Lundin receives a written Acquisition Proposal that the Lundin Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to result in a Superior Proposal, then Lundin may, provided it is in compliance with Section 7.2.4:

(a) furnish information with respect to Lundin and its subsidiaries to the person making such Acquisition Proposal; and/or

(b) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that Lundin shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Lundin to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, HudBay; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement and that are not individually or in the aggregate materially more favourable to such person than those found in the Confidentiality Agreement. In particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with Lundin and may not restrict Lundin or the Lundin Subsidiaries from complying with this Section 7.2.

7.2.4  Lundin shall promptly notify HudBay, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, or a request for non-public information, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Lundin shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as HudBay may reasonably request. Lundin shall keep HudBay fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from HudBay with respect thereto.

7.2.5  Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Lundin Shareholder Approval at the Lundin Meeting, Lundin receives an Acquisition Proposal which the Lundin Board concludes in good faith constitutes a Superior Proposal, the Lundin Board may enter into a definitive agreement with respect to such Superior Proposal.

7.2.6  Subject to Section 7.3, nothing contained in this Agreement shall prohibit the Lundin Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Lundin prior to the Effective Time, if, in the good faith judgment of the Lundin Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Lundin Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that, for greater certainty, in the event of a Change in Recommendation and a termination by HudBay of this Agreement pursuant to Section 8.2.1(c)(i) (but not including a termination by HudBay pursuant to Section 8.2.1(c)(i) in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Change with respect to HudBay), Lundin shall pay the Termination Fee as required by Section 7.5. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Lundin or the Lundin Board from calling and holding a meeting of Lundin Shareholders, or any of them, requisitioned by Lundin Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with applicable Laws.

7.3	Right to Match

Lundin covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) or make a Change in Recommendation in respect of an Acquisition Proposal unless:

(a) Lundin has complied with its obligations under Section 7.2 in all material respects and has provided HudBay with a copy of the Acquisition Proposal, pursuant to Section 7.2.4; and

(b) a period (the “Response Period”) of five (5) business days has elapsed from the date that is the later of: (x) the date on which HudBay receives written notice from the Lundin Board that the Lundin Board has determined that the Acquisition Proposal constitutes a Superior Proposal, and to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Acquisition Proposal or to make a Change in Recommendation in respect of such Acquisition Proposal; and (y) the date HudBay receives a copy of the Acquisition Proposal.

7.3.2  During the Response Period, HudBay will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration. The Lundin Board shall review any such offer by HudBay to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which HudBay is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by HudBay to be amended. If the Lundin Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Lundin Board will cause Lundin to enter into an amendment to this Agreement with HudBay incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and the prompt issuance of a press release to that effect. If the Lundin Board determines that the Acquisition Proposal continues to be a Superior Proposal, Lundin may approve and recommend that Lundin Shareholders accept such Superior Proposal and may make a Change in Recommendation in respect of the Superior Proposal or, subject to Section 7.3.4, terminate this Agreement pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3  Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the holders of the Lundin Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and HudBay shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.3.4  If prior to the expiry of the Response Period and during the Response Period, HudBay requests in writing that the Lundin Meeting proceed in compliance with Section 2.3 hereof, Lundin shall not be permitted to terminate the Agreement pursuant to Section 8.2.1(d)(i). Notwithstanding the foregoing, Lundin shall be permitted to accept or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal provided that any such agreement, understanding or arrangement shall terminate if the Arrangement is approved at the Lundin Meeting and does not prevent the Lundin Meeting from proceeding in compliance with Section 2.3 hereof or impose any termination, expense reimbursement or other fees on Lundin or any of its Subsidiaries or result in the grant of any options or rights to acquire assets or securities of Lundin or any of its Subsidiaries, in each case that would be effective prior to the termination of this Agreement or survive the Effective Date.

7.3.5  Either Lundin or HudBay shall be entitled to adjourn or postpone the Lundin Meeting for a period of up to seven (7) business days from the date that Lundin has provided HudBay with a notice of an Acquisition Proposal under Section 7.3.1 if the Acquisition Proposal is received by Lundin less than seven (7) business days prior to the date of the Lundin Meeting provided, however, that the Lundin Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

7.4	HudBay Non-Solicitation

7.4.1  Except as otherwise expressly provided in this Section 7.4.1, HudBay shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of HudBay or any of its subsidiaries (collectively, the “HudBay Representatives”): (a) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal; (b) engage in any discussions or negotiations with any person regarding an Acquisition Proposal; (c) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or (d) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal.

7.4.2  Except as otherwise provided in this Section 7.4, HudBay shall, and shall cause its subsidiaries and the HudBay Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by HudBay, any subsidiary of HudBay or any HudBay Representatives with respect to any Acquisition Proposal, and, in connection therewith, HudBay will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding HudBay and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding HudBay and its subsidiaries. HudBay agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by HudBay, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.4.2) and HudBay undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

7.4.3  Notwithstanding Sections 7.4.1 and 7.4.2 and any other provision of this Agreement or of any other agreement between the Parties or between HudBay and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to the Effective Time, HudBay receives a Change of Control Proposal, then HudBay may, provided it is in compliance with Section 7.4.4:

(a) furnish information with respect to HudBay and its subsidiaries to the person making such Change of Control Proposal; and/or

(b) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Change of Control Proposal,

provided that HudBay shall not, and shall not allow the HudBay Representatives to, disclose any non-public information with respect to HudBay to such person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Lundin; and (ii) if such person is not already party to a Confidentiality Agreement with HudBay, without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement and that are not individually or in the aggregate materially more favourable to such person than those found in the Confidentiality Agreement. In particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with HudBay and may not restrict HudBay or its subsidiaries from complying with this Section 7.4.3.

7.4.4  HudBay shall promptly notify Lundin, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, or a request for non-public information, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. HudBay shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Lundin may reasonably request. HudBay shall keep Lundin fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Lundin with respect thereto.

7.4.5  Notwithstanding anything in this Agreement to the contrary, at any time following the date of this Agreement and prior to the Effective Time, the board of directors of HudBay may publicly accept or recommend that its shareholders accept and/or enter into a definitive agreement with respect to such Change of Control Proposal provided that:

(a) if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may be taken up by the offeror shall be after the Effective Date, and

(b) if the Change of Control Proposal requires approval by the HudBay Shareholders, the record date for any meeting of HudBay Shareholders that is required to be held to consider the Change of Control Proposal shall be after the Effective Date.

7.5	Expenses and Termination Fees

7.5.1  Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.5.2  If a Termination Fee Event occurs, Lundin shall pay HudBay (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.5.5.

7.5.3  For the purposes of this Agreement, “Termination Fee” means $24,250,000.

7.5.4  For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a) by HudBay pursuant to Section 8.2.1(c)(i) (but not including a termination by HudBay pursuant to Section 8.2.1(c)(i) in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Change with respect to HudBay) or Section 8.2.1(c)(v), in either case prior to the Lundin Meeting;

(b) by HudBay pursuant to Section 8.2.1(c)(iv);

(c) by Lundin pursuant to Section 8.2.1(d)(i); or

(d) by HudBay pursuant to Section 8.2.1(b)(i) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (d), prior to the earlier of the termination of this Agreement or the holding of the Lundin Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Lundin shall have been made to Lundin or publicly announced by any person (other than HudBay or any of its affiliates) and, within twelve months following the date of such termination: (i) an Acquisition Proposal is consummated; or (ii) Lundin or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal or the Lundin Board approves or recommends such Acquisition Proposal which is subsequently consummated at any time thereafter, provided that for the purposes of this Section 7.5.4(d), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.5.5  If a Termination Fee Event occurs due to a termination of this Agreement by Lundin pursuant to Section 8.2.1(d)(i), or by HudBay pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(v), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by HudBay pursuant to Section 8.2.1(c)(iv), the Termination Fee shall be payable within two (2) business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.5.4(d), the Termination Fee shall be payable within two (2) business days following the closing of the applicable transaction referred to therein.

7.5.6  If Lundin terminates this Agreement pursuant to Section 8.2.1(d)(iv), HudBay shall pay Lundin (by wire transfer of immediately available funds) the Termination Fee within two (2) business days following such termination.

7.5.7  If Lundin terminates this Agreement pursuant to Section 8.2.1(d)(iii), HudBay shall pay Lundin $2,500,000 within two (2) business days following such termination.

7.5.8  If HudBay terminates this Agreement pursuant to Section 8.2.1(c)(iii), Lundin shall pay HudBay $2,500,000 within two (2) business days following such termination.

7.5.9  Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Lundin and HudBay irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Lundin or HudBay is entitled to the Termination Fee and such Termination Fee is paid in full, Lundin or HudBay, as the case may be, shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.5.10  For the avoidance of doubt, in no event shall Lundin or HudBay be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5.11  Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.6	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Lundin shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to HudBay and to the officers, employees, agents and representatives of HudBay such access as HudBay may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish HudBay with all data and information as HudBay may reasonably request. HudBay and Lundin acknowledge and agree that information furnished pursuant to this Section 7.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.7	Insurance and Indemnification

7.7.1  HudBay will, or will cause Lundin and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six (6) years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Lundin and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that HudBay acknowledges and agrees that prior to the Effective Date, Lundin may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six (6) years from the Effective Date.

7.7.2  HudBay agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Lundin and its subsidiaries to the extent that they are disclosed in Schedule 7.7.2 of the Lundin Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.7.2 of the Lundin Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

7.7.3  The provisions of this Section 7.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Lundin hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.7 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1  This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Lundin Shareholders by the Court):

(a) by mutual written agreement of Lundin and HudBay; or

(b) by either Lundin or HudBay, if:

(i) the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii) after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Lundin or HudBay from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii) the Arrangement Resolution shall have failed to obtain the Lundin Shareholder Approval at the Lundin Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c) by HudBay, if:

(i) prior to obtaining the Lundin Shareholder Approval, the Lundin Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to HudBay or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Lundin Meeting) after having been requested in writing by HudBay to do so, in a manner adverse to HudBay, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days (or beyond the date which is one day prior to the Lundin Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”); or

(ii) any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Lundin set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by HudBay; provided that HudBay is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv) Lundin shall have wilfully and materially breached any of its obligations or covenants set forth in Section 7.2; or

(v) Lundin shall have entered into a binding written agreement relating to a Superior Proposal in accordance with Section 7.3.4;

(d) by Lundin, if

(i) Lundin, subject to complying with the terms of this Agreement, shall have entered into a legally binding agreement with respect to a Superior Proposal in accordance with Section 7.3; provided that concurrently with such termination, Lundin pays the Termination Fee payable pursuant to Section 7.4; or

(ii) any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of HudBay set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Lundin is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iv) HudBay shall have wilfully and materially breached any of its obligations or covenants set forth in Section 7.4.

8.2.2  The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3  If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.5, 9.3, 9.6 and 9.7 and all related definitions set forth in Section 1.1, the reimbursement obligations in Section 5.5 and the provisions of the

Confidentiality Agreement (other than any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided, further, that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

Subject to the provision of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement may, at any time and from time to time before or after the holding of the Lundin Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Lundin Shareholders, and any such amendment may without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, HudBay shall be deemed to constitute one and the same Party.

ARTICLE 9

GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). HudBay shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If HudBay completes the transactions contemplated by this Agreement, HudBay shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a) for purposes other than those for which such Transaction Personal Information was collected by Lundin prior to the Effective Date; and

(b) which does not relate directly to the carrying on of Lundin’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

HudBay shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. HudBay shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, HudBay shall promptly deliver to Lundin all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of HudBay.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)  if to HudBay:

HudBay Minerals Inc.
Dundee Place 1 Adelaide
Street East, #2501
Toronto, Ontario M5C 2V9

Attention: Allen J. Palmiere
Facsimile: (416) 362-9688
Email: allen.palmiere@HudBayminerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 — 40 King Street West
Toronto, Ontario M5H 3C2

Attention: Paul M. Stein
Facsimile: (416) 350-6949
Email: pstein@casselsbrock.com

(b)	if to Lundin:

Lundin Mining Corporation
1500-150 King Street West
Toronto, Ontario M5H 1J9

Attention: Philip J. Wright
Facsimile: (416) 348-0303
Email: phil.wright@lundinmining.ca

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario M5X 1B8

Attention: Clay Horner and Jeremy Fraiberg
Facsimile: (416) 862-6666
Email: chorner@osler.com/jfraiberg@osler.com

9.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Injunctive Relief

Subject to Section 7.5, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Lundin Disclosure Letter and the HudBay Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF HudBay and Lundin have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HUDBAY MINERALS INC.

By:	/s/ Allen J. Palmiere
Name: Allen J. Palmiere

Title:	Chief Executive Officer

By:	/s/ H. Maura Lendon
Name:     H. Maura Lendon

Title:	Vice President and General Counsel

LUNDIN MINING CORPORATION

By:	/s/ Philip J. Wright
Name: Philip J. Wright

Title:	President and Chief Executive Officer

By:	/s/ William A. Rand
Name: William A. Rand

Title:	Director

SCHEDULE “A”

PLAN OF ARRANGEMENT

See APPENDIX C to the Management Proxy Circular of Lundin Mining Corporation.

SCHEDULE “B”

ARRANGEMENT RESOLUTION

See APPENDIX A to the Management Proxy Circular of Lundin Mining Corporation.

SCHEDULE “C”

KEY REGULATORY APPROVALS

1.	“Competition Act Approval” means, if required, the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act shall have: (a) issued an advance ruling certificate under Section 102 of the Competition Act; or (b) advised HudBay and Lundin in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to HudBay and Lundin, each acting reasonably.

SCHEDULE “D”

KEY THIRD PARTY CONSENTS

1.	Credit agreement between Lundin Mining Corporation and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; and HSH Nordbank AG, Copenhagen Branch (as lenders) dated as of May 28, 2007.

2.	First amending agreement between Lundin Mining Corporation and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; HSH Nordbank AG, Copenhagen Branch; and N.M. Rothschild & Sons Limited (as lenders) dated as of May 15, 2008.

SCHEDULE “E”

LUNDIN SUBSIDIARIES

Subsidiary Name	Jurisdiction	% Ownership

Lundin Mining AB	Sweden	100
Zinkgruvan Mining AB	Sweden	100
Lundin Mining Exploration AB	Sweden	100
North Atlantic Natural Resources AB	Sweden	100
Lundin Mining Ltd.	Ireland	100
Lundin Resources Ltd.	Ireland	100
Lundin Mining Exploration Ltd.	Ireland	100
Rio Narcea Gold Mines, Ltd.	Canada	100
Rio Narcea Corporativa, S.L.	Spain	100
Rio Narcea Recursos, S.A.	Spain	100
Rio Narcea Nickel, S.A.	Spain	100
Rio Narcea Gold Mines, S.L.	Spain	100
Rio Narcea Gold Mines, S.A.	Portugal	100
Lundin Mining Katanga	DRC	99.99
Naraval Gold S.L.	Spain	100
Explorac. Mineras del Cantabrico, S.L.	Spain	95
Rio Narcea Logistica, S.L.	Spain	100
4258703 Canada Inc.	Canada	100
6565522 Canada Inc.	Canada	100
Defiance Québec Inc.	Canada	100
Tasiast Holdings S.A.	Luxembourg	100
Geomaque de Honduras, S.A. De C.V.	Honduras	100
Rio Narcea Tasiast Luxembourg S.A.	Luxembourg	100
Rio Narcea Finance	Ireland	100
Lundin Mining Exploration S.L. Sociedad Unipersonal	Spain	100
Lundin Mining UK Ltd.	Great Britain	100
Galmoy Mines Ltd.	Ireland	100	(1)
Lundin Zinc Ltd.	Ireland	100	(2)
Lundin Mining Holdings AB	Sweden	100
Barinas Enterprises Company Limited	Cyprus	100
Somincor S.A.	Portugal	100
AGC Minas de Portugal	Portugal	100
Zinc Holdings Limited	Cyprus	100
Pirites Alentejanas, S.A.	Portugal	99.86
Transminas-Operadar Portuario, LDA	Portugal	99.86	(3)
South Atlantic (Bermuda) I Ltd.	Bermuda	100
Tenke Holdings Ltd.	Bermuda	100

Notes:

(1)	Lundin Mining AB and Lundin Mining Ltd. each own 50% of Galmoy Mines Ltd.

(2)	Lundin Mining AB and Lundin Mining Ltd. each own 50% of Lundin Zinc Ltd.

(3)	Pirites Alentejanas, S.A. owns 100% of Transminas-Operadar Portuario, LDA

SCHEDULE “F”

LUNDIN SIGNIFICANT INTEREST COMPANIES AND
LUNDIN INVESTMENT COMPANIES

Lundin Significant Interest Companies

Subsidiary Name	Jurisdiction	% Ownership

Morales (Overseas) Ltd.	Cyprus	49
Ozernoe GOK OAO	Russia	49	(1)
Techprominvest OOO	Russia	49	(2)
Liarova Holdings Ltd.	Cyprus	49	(3)
TF Holdings Ltd.	Bermuda	30
Tenke Fungurume Mining Corp. SARL	DRC	24.75	(4)

Notes:

(1)	Lundin Mining AB owns 49% of Morales (Overseas) Ltd. who owns 100% of Ozernoe GOK OAO.

(2)	Lundin Mining AB owns 49% of Morales (Overseas) Ltd. who owns 100% of Techprominvest OOO.

(3)	Lundin Mining AB owns 49% of Morales (Overseas) Ltd. who owns 100% of Liarova Holdings Ltd.

(4)	Tenke Holdings Ltd. owns 30% of TF Holdings Ltd. who owns 82.5% of Tenke Fungurume Mining Corp. SARL.

Lundin Investment Companies

Company Name	Jurisdiction	% Ownership

Union Resources Limited	Australia	20
Sunridge Gold Corp	Canada	15
Mantle Resources Inc.	Canada	9
Sanu Resources Ltd.	Canada	10
Chariot Resources Ltd.	Canada	20

SCHEDULE “G”

MATERIAL HUDBAY SUBSIDIARIES

Subsidiary Name	Jurisdiction	% Ownership

Hudson Bay Mining and Smelting Co., Limited	Canada	100
HudBay Marketing & Sales Inc.	Canada	100
Consider Metal Marketing S.A.	Luxembourg	50
Consider Metal Marketing Inc.	Canada	100
Hudson Bay Exploration and Development Company Limited	Canada	100
HudBay USA, Inc.	Michigan, USA	100
White Pine Copper Refinery Inc.	Delaware, USA	100
Balmat Holding Corporation	Delaware, USA	100
St. Lawrence Zinc Company LLC	Delaware, USA	100
HMI Nickel Inc.	British Columbia	100
Skye Resources (B.V.I.) Inc.	British Virgin Islands	100
Skye Resources Guatemala (B.V.I.) Inc.	British Virgin Islands	100
Skye Guatemala JV (B.V.I.) Inc.	British Virgin Islands	100
Bocaneuva S.A.	Guatemala	100	(1)
Compañía Guatemalteca de Níquel, S.A.	Guatemala	98.2	(1)(2)
Inversiones Arcadia S.A.	Guatemala	100
Skye SdG1 (B.V.I.) Inc.	British Virgin Islands	100
Skye SdG2 (B.V.I.) Inc.	British Virgin Islands	100
Skye de Guatemala, S.A.	Guatemala	100	(1)
Tampico, S.A.	Guatemala	100	(1)

Notes:

(1)	By law a Guatemalan corporation must have two shareholders and in the case of Skye de Guatemala S.A., Tampico S.A., Inversiones Arcadia S.A. and Bocanueva S.A., Skye has made arrangements for a second shareholder to hold one or more shares for the indicated 100% shareholder in each case.

(2)	Skye Resources Guatemala (B.V.I.) Inc. and Skye Guatemala JV (B.V.I.) Inc. each own 49.1% of the Compañía Guatemalteca de Níquel S.A.

SCHEDULE “H”

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

THIS AGREEMENT is made as of the 21st day of November, 2008.

BETWEEN:

•	(the “Shareholder”)

-and-

HUDBAY MINERALS INC., a corporation existing under the laws of Canada (“HudBay”)

WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of the Shareholder Shares;

AND WHEREAS the Shareholder understands that HudBay and Lundin Mining Corporation (“Lundin”) are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement providing for the Arrangement;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote his, her or its Shareholder Shares or cause the same to be voted in favour of the Arrangement Resolution, and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that HudBay would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by such Shareholder;

AND WHEREAS the foregoing recitals are made by the Shareholder only with respect to himself, herself or itself and his, her or its Shareholder Shares and, for greater certainty, are not made in relation to any other securityholder of Lundin or any other securities in the capital of Lundin;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1  Definitions

In this Agreement:

“Arrangement Agreement” means the arrangement agreement dated the date hereof between HudBay and Lundin, a true copy of which is attached hereto as Schedule A, as it may be amended from time to time in accordance with its terms;

“Option” means an option to purchase Shares granted under the Stock Option Plan;

“Representative” shall have the meaning ascribed to such term in Section 3.1(a);

“SDRs” mean the Swedish Depositary representing Shares;

“SDR Depositary” means E Öhman J:or Fondkommission AB;

“Shareholder Shares” means all Shares and all other securities in the capital of Lundin including, but not limited to, Options, SDRs, owned by the Shareholder, including (i) all Shares issuable upon the exercise of Options, SDRs, owned by the Shareholder; (ii) all Shares underlying SDRs owned by the Shareholder; and (iii) all securities of Lundin or of any holding body corporate for securities issued by Lundin, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Shares, Options, SDRs or any interest in the Shareholder, all of which is set forth in Schedule B;

“Shares” means common shares in the capital of Lundin; and

“Stock Option Plan” means the stock option plan of Lundin dated as of September 20, 2006;

1.2  Definitions in Arrangement Agreement

All capitalized terms used in this Agreement that are not defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.3  Schedules

Schedule A and Schedule B constitute an integral part of this Agreement.

ARTICLE 2

COVENANTS OF HERCULES

2.1  Obligations under Arrangement Agreement

HudBay hereby covenants and irrevocably agrees in favour of the Shareholder that HudBay will not amend or waive any provision under the Arrangement Agreement to decrease the consideration per Share received by the Shareholder under the Arrangement, without the prior written consent of the Shareholder; provided that, for greater certainty, HudBay may, without such consent, amend the terms of the Arrangement to increase the consideration (or the value of the consideration) under the Arrangement.

ARTICLE 3

COVENANTS OF THE SHAREHOLDER

3.1  General

The Shareholder hereby covenants and irrevocably agrees in favour of HudBay that, from the date hereof until the earlier of (i) the Effective Date and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, the Shareholder will:

(a) not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or, if applicable, any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b) immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

(c) subject to Section 3.3, not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Shareholder Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(d) not grant or agree to grant any proxy or other right to vote any Shareholder Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Shareholder Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(e) not vote or cause to be voted any Shareholder Shares in respect of any proposed action by Lundin or its shareholders or affiliates or any other person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(f) irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(g) in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the securityholders of Lundin, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Shares; and

(h) subject to Section 3.3, take all such steps as are necessary or advisable to ensure that at the Effective Time, its Shareholder Shares will be held by such Shareholder with good title thereto, free and clear of any and all Liens, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Shareholder Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shareholder Shares.

The Shareholder hereby acknowledges and agrees that any securities in the capital of Lundin purchased by the Shareholder in the market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof as Shareholder Shares.

3.2  Voting of the Shareholder Shares in Favour of the Arrangement Resolution

The Shareholder hereby agrees with HudBay that it will, on or before the fifth Business Day prior to the Lundin Meeting, duly complete and cause forms of proxy in respect of all of the Shareholder Shares or in respect of any Shareholder Shares represented by SDRs direct the SDR Depositary to duly complete and cause forms of proxy and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw or permit the forms of proxy to be withdrawn except as expressly otherwise provided in this Agreement.

3.3  Reorganization of the Shareholder

The Shareholder shall have the right, directly or indirectly, to take such actions as are necessary or desirable to reorganize its capital, assets and structure as the Shareholder may reasonably determine including, without limitation, transferring some or all of the Shareholder Shares to one or more of its partners or any other person and winding up or otherwise ceasing to exist; provided, however, that no such reorganization will be undertaken unless each person who receives any Shareholder Shares currently owned by the Shareholder enters into a counterpart of this Agreement in relation to such shares and agrees to be bound hereby in place of the Shareholder in relation to such shares to the same extent as the Shareholder is bound hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1  Representations and Warranties of the Shareholder

The Shareholder, hereby represents and warrants to HudBay as follows, and acknowledges that HudBay is relying upon such representations and warranties in entering into this Agreement

(a) Incorporation; Authorization.  If the Shareholder is a corporation or other legal entity, the Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. The Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement enforceable by HudBay against the Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b) Ownership of Shares and Other Securities.  The Shareholder is, and, subject to Section 3.3, will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Shareholder Shares, with good title thereto, free and clear of any and all Liens. The Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c) No Agreements.  No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Shareholder Shares, or any interest therein or right thereto, except pursuant to this Agreement.

(d) Voting.  Other than pursuant to this Agreement, none of the Shareholder Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(e) Consents.  No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement, or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, any required filings under applicable securities legislation.

(f) Legal Proceedings.  There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of its Shareholder Shares and there is no judgment, decree or order against the Shareholder that would adversely affect the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Shares.

(g) No Other Securities.  The only securities in the capital of Lundin beneficially owned or controlled, directly or indirectly, by the Shareholder are his, her or its Shareholder Shares and the Shareholder has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities in the capital of Lundin.

4.2  Representations and Warranties of HudBay

HudBay hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement

(a) it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement by HudBay and the consummation by HudBay of the transactions contemplated hereunder have been duly authorized by the board of directors of HudBay and no other internal proceedings on the part of HudBay are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by HudBay and constitutes a legal, valid and binding agreement enforceable by the Shareholder against HudBay in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought. HudBay is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement;

(c) no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by HudBay in connection with the execution and delivery of this Agreement by HudBay, except as provided in the Arrangement Agreement; and

(d) the HudBay Shares to be issued in connection with the Arrangement will be validly issued as fully paid and non-assessable and listed for trading on the Exchange.

ARTICLE 5

TERMINATION

5.1  Termination by HudBay

HudBay may, in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a) any of the representations and warranties of the Shareholder under this Agreement are not true and correct in all material respects as at the date of this Agreement; or

(b) the Shareholder has not complied in all material respects with any of his, her or its covenants to HudBay contained in this Agreement;

provided, however, that such termination shall be without prejudice to any rights which HudBay may have as a result of any default by the Shareholder prior to such termination.

5.2  Termination by Shareholder

The Shareholder may, in its sole discretion, terminate this Agreement by written notice to HudBay if:

(a) any of the representations and warranties of HudBay under this Agreement are not true and correct in all material respects as at the date of this Agreement; or

(b) HudBay has not complied in all material respects with any its covenants to the Shareholder contained in this Agreement;

provided, however, that such termination shall be without prejudice to any rights which the Shareholder may have as a result of any default by HudBay prior to such termination.

5.3  Automatic Termination

Unless extended by mutual agreement of the Shareholder and Hercules, this Agreement shall automatically terminate on the first to occur of: (i) the Outside Date; (ii) the Effective Date; and (iii) the date that the Arrangement Agreement is terminated in accordance with its terms.

5.4  Agreement to Terminate

This Agreement may be terminated by a written instrument executed by each of HudBay and the Shareholder.

5.5  Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 6

GENERAL

6.1  Director, Officer or Employee

HudBay acknowledges and agrees that the Shareholder is bound hereunder solely in his, her or its capacity as a shareholder of Lundin and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder in his, her or its capacity as a director, officer or employee of Lundin, as applicable. For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his fiduciary duties as a director or officer of Lundin.

6.2  Further Assurances

The Shareholder will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as HudBay may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.3  Survival of Representations and Warranties

No investigations made by or on behalf of HudBay or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.

No investigations made by or on behalf of the Shareholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by HudBay herein or pursuant hereto.

The representations and warranties set forth in this Agreement shall not survive the termination of this Agreement pursuant to Section 5.3 or 5.4.

6.4  Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations. The Parties acknowledge that the terms of this Agreement will be publicly disclosed.

6.5  Assignment

This Agreement shall not be assignable by either party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed.

6.6  Time

Time shall be of the essence of this Agreement.

6.7  Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

6.8  Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.9  Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10  Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(a)  HudBay, addressed as follows:

HudBay Minerals Inc.
Dundee Place
1 Adelaide Street East, #2501
Toronto, Ontario M5C 2V9

Attention: Allen J. Palmiere
Facsimile: (416) 362-9688
Email: allen.palmiere@hudbayminerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 — 40 King Street West
Toronto, Ontario M5H 3C2

Attention: Paul M. Stein
Facsimile: (416) 350-6949
Email: pstein@casselsbrock.com

(b) the Shareholder, addressed as follows:

Attention:
Facsimile.:
Email:

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.11  Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

6.12  Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.13  Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

)
)
SIGNED, SEALED AND	)
DELIVERED in the presence of:	)
)
)

Name:	)	Print
	)	Name:

HUDBAY MINERALS INC.

By:
Name:
Title:

SCHEDULE A

Arrangement Agreement

SCHEDULE B

Shareholder Shares

SCHEDULE “I”

FORM OF VOTING AGREEMENT
(DIRECTORS AND OFFICERS)

VOTING AGREEMENT

THIS AGREEMENT is made as of the 21st day of November, 2008.

BETWEEN:

•	(the “Shareholder”)

-and-

HUDBAY MINERALS INC., a corporation existing under the laws of Canada (“HudBay”)

WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of the Shareholder Shares;

AND WHEREAS the Shareholder understands that HudBay and Lundin Mining Corporation (“Lundin”) are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement providing for the Arrangement;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote his, her or its Shareholder Shares or cause the same to be voted in favour of the Arrangement Resolution, and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that HudBay would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by such Shareholder;

AND WHEREAS the foregoing recitals are made by the Shareholder only with respect to himself, herself or itself and his, her or its Shareholder Shares and, for greater certainty, are not made in relation to any other securityholder of Lundin or any other securities in the capital of Lundin;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1  Definitions

In this Agreement:

“Arrangement Agreement” means the arrangement agreement dated the date hereof between HudBay and Lundin, a true copy of which is attached hereto as Schedule A, as it may be amended from time to time in accordance with its terms;

“Option” means an option to purchase Shares granted under the Stock Option Plan;

“Representative” shall have the meaning ascribed to such term in Section 3.1(a);

“SDRs” mean the Swedish Depositary representing Shares;

“SDR Depositary” means E Öhman J:or Fondkommission AB;

“Shareholder Shares” means all Shares and all other securities in the capital of Lundin including, but not limited to, Options, SDRs, owned by the Shareholder, including (i) all Shares issuable upon the exercise of Options, SDRs, owned by the Shareholder; (ii) all Shares underlying SDRs owned by the Shareholder; and (iii) all securities of Lundin or of any holding body corporate for securities issued by Lundin, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Shares, Options, SDRs or any interest in the Shareholder, all of which is set forth in Schedule B;

“Shares” means common shares in the capital of Lundin; and

“Stock Option Plan” means the stock option plan of Lundin dated as of September 20, 2006;

1.2  Definitions in Arrangement Agreement

All capitalized terms used in this Agreement that are not defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.3  Schedules

Schedule A and Schedule B constitute an integral part of this Agreement.

ARTICLE 2

COVENANTS OF HERCULES

2.1  Obligations under Arrangement Agreement

HudBay hereby covenants and irrevocably agrees in favour of the Shareholder that HudBay will not amend or waive any provision under the Arrangement Agreement to decrease the consideration per Share received by the Shareholder under the Arrangement, without the prior written consent of the Shareholder; provided that, for greater certainty, HudBay may, without such consent, amend the terms of the Arrangement to increase the consideration (or the value of the consideration) under the Arrangement.

ARTICLE 3

COVENANTS OF THE SHAREHOLDER

3.1  General

The Shareholder hereby covenants and irrevocably agrees in favour of HudBay that, from the date hereof until the earlier of (i) the Effective Date and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, the Shareholder will:

(a) not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or, if applicable, any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b) immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

(c) subject to Section 3.3, not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Shareholder Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(d) not grant or agree to grant any proxy or other right to vote any Shareholder Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Shareholder Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(e) not vote or cause to be voted any Shareholder Shares in respect of any proposed action by Lundin or its shareholders or affiliates or any other person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(f) irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(g) in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the securityholders of Lundin, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Shares; and

(h) subject to Section 3.3, take all such steps as are necessary or advisable to ensure that at the Effective Time, its Shareholder Shares will be held by such Shareholder with good title thereto, free and clear of any and all Liens, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Shareholder Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shareholder Shares.

The Shareholder hereby acknowledges and agrees that any securities in the capital of Lundin purchased by the Shareholder in the market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof as Shareholder Shares.

3.2  Voting of the Shareholder Shares in Favour of the Arrangement Resolution

The Shareholder hereby agrees with HudBay that it will, on or before the fifth Business Day prior to the Lundin Meeting, duly complete and cause forms of proxy in respect of all of the Shareholder Shares or in respect of any Shareholder Shares represented by SDRs direct the SDR Depositary to duly complete and cause forms of proxy and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw or permit the forms of proxy to be withdrawn except as expressly otherwise provided in this Agreement.

3.3  Reorganization of the Shareholder

The Shareholder shall have the right, directly or indirectly, to take such actions as are necessary or desirable to reorganize its capital, assets and structure as the Shareholder may reasonably determine including, without limitation, transferring some or all of the Shareholder Shares to one or more of its partners or any other person and winding up or otherwise ceasing to exist; provided, however, that no such reorganization will be undertaken unless each person who receives any Shareholder Shares currently owned by the Shareholder enters into a counterpart of this Agreement in relation to such shares and agrees to be bound hereby in place of the Shareholder in relation to such shares to the same extent as the Shareholder is bound hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1  Representations and Warranties of the Shareholder

The Shareholder, hereby represents and warrants to HudBay as follows, and acknowledges that HudBay is relying upon such representations and warranties in entering into this Agreement

(a) Incorporation; Authorization.  If the Shareholder is a corporation or other legal entity, the Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. The Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement enforceable by HudBay against the Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b) Ownership of Shares and Other Securities.  The Shareholder is, and, subject to Section 3.3, will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Shareholder Shares, with good title thereto, free and clear of any and all Liens. The Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c) No Agreements.  No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Shareholder Shares, or any interest therein or right thereto, except pursuant to this Agreement.

(d) Voting.  Other than pursuant to this Agreement, none of the Shareholder Shares are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(e) Consents.  No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement, or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, any required filings under applicable securities legislation.

(f) Legal Proceedings.  There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of its Shareholder Shares and there is no judgment, decree or order against the Shareholder that would adversely affect the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Shares.

(g) No Other Securities.  The only securities in the capital of Lundin beneficially owned or controlled, directly or indirectly, by the Shareholder are his, her or its Shareholder Shares and the Shareholder has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities in the capital of Lundin.

4.2  Representations and Warranties of HudBay

HudBay hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement

(a) it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement by HudBay and the consummation by HudBay of the transactions contemplated hereunder have been duly authorized by the board of directors of HudBay and no other internal proceedings on the part of HudBay are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by HudBay and constitutes a legal, valid and binding agreement enforceable by the Shareholder against HudBay in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought. HudBay is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement;

(c) no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by HudBay in connection with the execution and delivery of this Agreement by HudBay, except as provided in the Arrangement Agreement; and

(d) the HudBay Shares to be issued in connection with the Arrangement will be validly issued as fully paid and non-assessable and listed for trading on the Exchange.

ARTICLE 5

TERMINATION

5.1  Termination by HudBay

HudBay may, in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a) any of the representations and warranties of the Shareholder under this Agreement are not true and correct in all material respects as at the date of this Agreement; or

(b) the Shareholder has not complied in all material respects with any of his, her or its covenants to HudBay contained in this Agreement;

provided, however, that such termination shall be without prejudice to any rights which HudBay may have as a result of any default by the Shareholder prior to such termination.

5.2  Termination by Shareholder

The Shareholder may, in its sole discretion, terminate this Agreement by written notice to HudBay if:

(a) any of the representations and warranties of HudBay under this Agreement are not true and correct in all material respects as at the date of this Agreement; or

(b) HudBay has not complied in all material respects with any its covenants to the Shareholder contained in this Agreement;

provided, however, that such termination shall be without prejudice to any rights which the Shareholder may have as a result of any default by HudBay prior to such termination.

5.3  Automatic Termination

Unless extended by mutual agreement of the Shareholder and Hercules, this Agreement shall automatically terminate on the first to occur of: (i) the Outside Date; (ii) the Effective Date; (iii) the date a Change of Recommendation has been effected pursuant to the Arrangement Agreement; and (iv) the date that the Arrangement Agreement is terminated in accordance with its terms.

5.4  Agreement to Terminate

This Agreement may be terminated by a written instrument executed by each of HudBay and the Shareholder.

5.5  Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 6

GENERAL

6.1  Director, Officer or Employee

HudBay acknowledges and agrees that the Shareholder is bound hereunder solely in his, her or its capacity as a shareholder of Lundin and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder in his, her or its capacity as a director, officer or employee of Lundin, as applicable. For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his fiduciary duties as a director or officer of Lundin.

6.2  Further Assurances

The Shareholder will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as HudBay may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.3  Survival of Representations and Warranties

No investigations made by or on behalf of HudBay or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.

No investigations made by or on behalf of the Shareholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by HudBay herein or pursuant hereto.

The representations and warranties set forth in this Agreement shall not survive the termination of this Agreement pursuant to Section 5.3 or 5.4.

6.4  Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations. The Parties acknowledge that the terms of this Agreement will be publicly disclosed.

6.5  Assignment

This Agreement shall not be assignable by either party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed.

6.6  Time

Time shall be of the essence of this Agreement.

6.7  Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

6.8  Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.9  Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10  Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(a)  HudBay, addressed as follows:

HudBay Minerals Inc.
Dundee Place
1 Adelaide Street East, #2501
Toronto, Ontario M5C 2V9

Attention: Allen J. Palmiere
Facsimile: (416) 362-9688
Email: allen.palmiere@hudbayminerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 — 40 King Street West
Toronto, Ontario M5H 3C2

Attention: Paul M. Stein
Facsimile: (416) 350-6949
Email: pstein@casselsbrock.com

(b) the Shareholder, addressed as follows:

Attention:
Facsimile.:
Email:

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.11  Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

6.12  Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.13 Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

)
)
SIGNED, SEALED AND	)
DELIVERED in the presence of:	)
)
)

Name:	)	Print
	)	Name:

HUDBAY MINERALS INC.

By:
Name:
Title:

SCHEDULE A

Arrangement Agreement

SCHEDULE B

Shareholder Shares

APPENDIX C
PLAN OF ARRANGEMENT

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01  Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(b) “Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

(c) “Arrangement Agreement” means the arrangement agreement dated as of November 21, 2008 between HudBay and Lundin, as amended, amended and restated or supplemented prior to the Effective Date;

(d) “Arrangement Resolution” means the Special Resolution of the Lundin Shareholders approving the Arrangement and certain other matters;

(e) “Articles of Arrangement” means the articles of Lundin in respect of the Arrangement, to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Lundin and HudBay, each acting reasonably;

(f) “business day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

(g) “CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

(h) “Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

(i) “Consideration” shall have the meaning ascribed thereto in Section 3.01(b);

(j) “Converted HudBay Option” shall have the meaning ascribed thereto in Section 3.01(d);

(k) “Converted HudBay Option In-The-Money Amount” in respect of a Lundin Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the HudBay Shares that a holder is entitled to acquire on exercise of the Converted HudBay Option at and from the Effective Time exceeds the amount payable thereunder to acquire such shares;

(l) “Court” means the Ontario Superior Court of Justice (Commercial List);

(m) “Depositary” means any trust company, bank or financial institution agreed to in writing between HudBay and Lundin for the purpose of, among other things, exchanging certificates representing Lundin Shares for certificates representing HudBay Shares in connection with the Arrangement;

(n) “Director” means the Director appointed pursuant to Section 260 of the CBCA;

(o) “Dissent Right” shall have the meaning ascribed thereto in Section 4.01;

(p) “Dissenting Shareholder” means a registered holder of Lundin Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Lundin Shares;

(q) “Dissenting Shares” means Lundin Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the Lundin Shares in accordance with the Interim Order and who, as of the Effective Time has not effectively withdrawn or lost such Dissent Rights;

(r) “Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(s) “Effective Time” means 12:01 a.m. on the Effective Date;

(t) “Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Lundin and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Lundin and HudBay, each acting reasonably) on appeal;

(u) “final proscription date” shall have the meaning ascribed thereto in Section 5.05;

(v) “Former Lundin Shareholders” means, at and following the Effective Time, the holders of Lundin Shares immediately prior to the Effective Time;

(w) “HudBay” means HudBay Minerals Inc., a corporation continued under the CBCA;

(x) “HudBay Shares” means the common shares in the authorized share capital of HudBay;

(y) “Interim Order” means the interim order of the Court made pursuant to Section 192(3) of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, providing for, among other things, the calling and holding of the Lundin Meeting, as the same may be amended by the Court with the consent of Lundin and HudBay, each acting reasonably;

(z) “Lundin” means Lundin Mining Corporation, a corporation incorporated under the CBCA;

(aa) “Lundin Meeting” means the special meeting of Lundin Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(bb) “Lundin Options” means the outstanding options to purchase Lundin Shares granted under the Lundin Stock Option Plan;

(cc) “Lundin Shareholders” means the holders of Lundin Shares, including the holders of SDRs;

(dd) “Lundin Share Exchange Ratio” means 0.3919;

(ee) “Lundin Shares” means the common shares in the authorized share capital of Lundin, including the Lundin Shares represented by the SDRs;

(ff) “Lundin Stock Option Plan” means the stock option plan of Lundin approved by the Lundin Shareholders on May 15, 2003, as amended; and

(gg) “Lundin Stock Option In-The-Money Amount” in respect of a Lundin Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin Option immediately before the Effective Time exceeds the amount payable thereunder to acquire such shares;

(hh) “Parties” means Lundin and HudBay, and “Party” means any of them;

(ii) “Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

(jj) “SDRs” means the Swedish Depositary Receipts of Lundin listed on the OMX; and

(kk) “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02  Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03  Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04  Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

Section 1.05  Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06  Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07  Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE TWO

ARRANGEMENT AGREEMENT

Section 2.01  Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02  Binding Effect

At the Effective Time, this Arrangement shall be binding on:

(a)	HudBay;

(b)	Lundin;

(c)	all registered and beneficial holders of Lundin Shares, including holders of SDRs; and

(d)	all registered and beneficial holders of Lundin Options.

ARTICLE THREE

ARRANGEMENT

Section 3.01  Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality, in each case, effective at the Effective Time:

(a)	each Lundin Share outstanding immediately prior to the Effective Time held by a Former Lundin Shareholder (other than a Dissenting Shareholder or HudBay or any subsidiary of HudBay) shall be transferred by the holder thereof to HudBay and, in consideration therefor, HudBay shall issue HudBay Shares on the basis of 0.3919 of a fully paid and non-assessable HudBay Share for each Lundin Common Share (the “Consideration”), subject to Sections 3.03, 3.04 and Article 5 hereof; and

(b)	contemporaneous with the transaction in paragraph (b) above, each Lundin Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted HudBay Option”) to acquire (on the same terms and conditions as were applicable to such Lundin Option immediately before the Effective Time under the Lundin Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted HudBay Option will expire on the expiry date for such option), the number (rounded down to the nearest whole number) of HudBay Shares equal to the product of: (A) the number of Lundin Shares subject to such Lundin Option immediately prior to the Effective Time and (B) the Lundin Share Exchange Ratio. The exercise price per HudBay Share subject to any such converted HudBay Option shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Lundin Share subject to such Lundin Option immediately before the Effective Time divided by (B) the Lundin Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted HudBay Option In-the-Money Amount immediately after the exchange is equal to (but in no event greater than) the Lundin Stock Option In-the-Money Amount of the exchanged Lundin Option immediately before the Effective Time.

Section 3.02  Post-Effective Time Procedures

(a)	Following the receipt of the Final Order and prior to the Effective Date, HudBay shall deliver or arrange to be delivered to the Depositary certificates representing the HudBay Shares required to be issued to Former Lundin Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Lundin Shareholders for distribution to such Former Lundin Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Lundin Shareholder together with certificates representing Lundin Shares and such other documents as the Depositary may require, Former Lundin Shareholders shall be entitled to receive delivery of the certificates representing the HudBay Shares and a cheque for the cash consideration to which they are entitled pursuant to Section 3.01(b) hereof.

Section 3.03  No Fractional HudBay Shares

No fractional HudBay Shares shall be issued to Former Lundin Shareholders. The number of HudBay Shares to be issued to Former Lundin Shareholders shall be rounded up to the nearest whole HudBay Share in the event that a Former Lundin Shareholder is entitled to a fractional share representing 0.5 or more of a HudBay Share and shall be rounded down to the nearest whole HudBay Share in the event that a Former Lundin Shareholder is entitled to a fractional share representing less than 0.5 of a HudBay Share.

ARTICLE FOUR

DISSENT RIGHTS

Section 4.01  Rights of Dissent

Pursuant to the Interim Order, registered holders of Lundin Shares may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Lundin Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered Lundin Shareholders to the Arrangement and exercise of Dissent Rights must be received by Lundin not later than 5:00 p.m. on the business day that is two (2) business days before the Lundin Meeting or any date to which the Lundin Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Lundin Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Lundin Shares to Lundin for cancellation immediately prior to the Effective Time, and Lundin shall fund such payment using its own assets; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Lundin Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Lundin Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

ARTICLE FIVE

DELIVERY OF HUDBAY SHARES

Section 5.01  Delivery of HudBay Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Lundin Shares that were exchanged for HudBay Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Lundin Shares formerly represented by such certificate under the CBCA and the articles of Lundin and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the HudBay Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Lundin Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing HudBay Shares that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02  Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Lundin Shares that were exchanged for HudBay Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing HudBay Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing HudBay Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such HudBay Shares is to be delivered shall, as a condition precedent to the delivery of such HudBay Shares, give a bond satisfactory to HudBay and the Depositary in such amount as HudBay and the Depositary may direct, or otherwise indemnify HudBay and the Depositary in a manner satisfactory to HudBay and the Depositary, against any claim that may be made against HudBay or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Lundin.

Section 5.03  Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to HudBay Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Lundin Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable Law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing HudBay Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such HudBay Shares.

Section 5.04  Withholding Rights

HudBay and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Lundin Shareholder such amounts as HudBay or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Lundin Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05  Limitation and Proscription

To the extent that a Former Lundin Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the HudBay Shares that such Former Lundin Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such HudBay Shares to which such Former Lundin Shareholder was entitled, shall be delivered to HudBay by the Depositary and the certificates shall be cancelled by HudBay, and the interest of the Former Lundin Shareholder in such HudBay Shares to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX

AMENDMENTS

Section 6.01  Amendments to Plan of Arrangement

(a)	HudBay and Lundin reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by HudBay and Lundin; (iii) filed with the Court and, if made following the Lundin Meeting, approved by the Court; and (iv) communicated to holders or former holders of Lundin Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Lundin at any time prior to the Lundin Meeting provided that HudBay shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Lundin Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Lundin Meeting shall be effective only if: (i) it is consented to in writing by each of

HudBay and Lundin; and (ii) if required by the Court, it is consented to by holders of the Lundin Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by HudBay, provided that it concerns a matter that, in the reasonable opinion of HudBay, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Lundin Shareholder.

(e)	This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 3.01 in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

Section 7.01  Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

APPENDIX D
FAIRNESS OPINION OF HAYWOOD SECURITIES INC.

November 21, 2008

The Special Committee of the Board of Directors
Lundin Mining Corporation
150 King Street West, Suite 1500
P.O. Box 38
Toronto, ON
M5H 1J9

To the Special Committee of the Board of Directors:

Haywood Securities Inc. (the “Advisor” or “Haywood Securities”) understands that Lundin Mining Corporation (the “Corporation” and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) and HudBay Minerals Inc. (“HudBay”) have agreed to enter into a transaction (the “Transaction”) pursuant to which HudBay will acquire each issued and outstanding common share in the capital of the Corporation (“Shares”) in exchange for 0.3919 of a common share in the capital of HudBay as contemplated by the arrangement agreement dated November 21, 2008 between the Corporation and HudBay (the “Arrangement Agreement” and which term shall include the schedules attached thereto). The Transaction will be described in detail in a management proxy circular (the “Circular”) to be prepared by the Corporation and sent to the shareholders of the Corporation.

The Special Committee of the Board of Directors of the Corporation (the “Special Committee”) has engaged Haywood Securities to render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Transaction. Haywood Securities has not prepared a valuation of either the Corporation or HudBay or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

The Special Committee initially contacted Haywood Securities regarding a potential advisory assignment on November 5, 2008 and Haywood Securities was formally engaged by the Special Committee pursuant to an agreement dated November 7, 2008 between the Corporation and Haywood Securities (the “Advisory Agreement”). Under the Advisory Agreement, Haywood Securities agreed to render an opinion to the Special Committee with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Transaction. Following the review of the terms of the Transaction and the terms of the draft Arrangement Agreement by Haywood Securities, Haywood Securities rendered its oral opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Transaction. This Fairness Opinion confirms the oral opinion rendered by Haywood Securities to the Special Committee on November 19, 2008.

The terms of the Advisory Agreement provide that Haywood Securities is to be paid fees for its services under the Advisory Agreement.

Other

Haywood Securities is not an insider, associate, or affiliate of the Corporation or HudBay or any of their respective associates or affiliates. Haywood Securities has not entered into any other agreements or arrangements with the Corporation or HudBay or any of their affiliates with respect to any future dealings. Haywood Securities, however, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and HudBay or any of their respective associates of affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or HudBay or the Transaction.

Credentials of Haywood Securities

Haywood Securities is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	reviewed a draft of the Arrangement Agreement;

(b)	reviewed the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2006 and 2007;

(c)	reviewed the unaudited consolidated financial statements of the Corporation for the financial quarters ended June 30 and September 30, 2008;

(d)	reviewed the audited consolidated financial statements of HudBay for the financial years ended December 31, 2006 and 2007;

(e)	reviewed the unaudited consolidated financial statements of HudBay for the financial quarters ended June 30 and September 30, 2008;

(f)	reviewed the Annual Information Form of the Corporation for the financial year ended December 31, 2007;

(g)	reviewed the Annual Information Form of HudBay for the financial year ended December 31, 2007;

(h)	reviewed the Management’s Discussion and Analysis of the Corporation for the year ended December 31, 2007;

(i)	reviewed the Management’s Discussion and Analysis of the Corporation for the quarters ended June 30 and September 30, 2008;

(j)	reviewed the Management’s Discussion and Analysis of HudBay for the year ended December 31, 2007;

(k)	reviewed the Management’s Discussion and Analysis of HudBay for the quarters ended June 30 and September 30, 2008;

(l)	reviewed the technical report dated March, 2007 of Neil Burns, prepared for the Corporation entitled “Technical Report, Estação Deposit, Aljustrel, Portugal”;

(m)	reviewed the technical report dated April, 2007 of GRDMinproc, prepared for the Corporation entitled “Tenke Fungurume Feasibility Study Feb 2007, Technical Report, Katanga Province, DRC”;

(n)	reviewed the technical report dated May, 2008 of Neil Burns, prepared for the Corporation entitled “Resource and Reserve Update, Neves-Corvo, Portugal”;

(o)	reviewed the technical report dated October, 2007 of Wardell Armstrong International Ltd, prepared for the Corporation entitled “Technical Report on the Neves Corvo Mine, Southern Portugal”;

(p)	reviewed the technical report dated October, 2006 of Hatch, prepared for Skye Resources Inc. (now HMI Nickel Inc., a wholly-owned subsidiary of HudBay) entitled “Fenix Feasibility Study”;

(q)	reviewed the technical report dated September 15, 2007 of Hatch, prepared for Skye Resources Inc. (now HMI Nickel Inc., a wholly-owned subsidiary of HudBay) entitled “Technical Report on an Update to the Fenix Project, Izabal Guatemala”;

(r)	reviewed the technical report dated May 24, 2007 of David W. Rennie (Scott Wilson RPA Inc.), prepared for HudBay entitled “Technical Report on the Tom and Jason Deposits, Yukon Territory, Canada”;

(s)	reviewed the technical report dated October 1, 2007 of Randal D. Cullen (AMEC), prepared for HudBay entitled “Bur Project, Snow Lake, Manitoba, Canada, NI 43-101 Technical Report”;

(t)	reviewed the technical report dated December 12, 2007 of Robert Carter (Hudson Bay Mining and Smelting Co., Limited a wholly-owned subsidiary of HudBay), prepared for HudBay entitled “Technical Report, Watts River Deposit, Snow Lake Area, Manitoba”;

(u)	reviewed the technical report dated September 19, 2008 of Ian T. Blakley (Scott Wilson RPA Inc.), prepared for HudBay entitled “Technical Report on the Lalor Lake Deposit, Snow Lake, Manitoba, Canada, NI 43-101 Report”;

(v)	conducted discussions with the management of the Corporation concerning the current business plan of HudBay, its operations, its financial condition, its future business prospects and potential alternatives to the Transaction;

(w)	reviewed public information relating to the business, financial condition and trading history of each of the Corporation and HudBay and other selected public companies we considered relevant;

(x)	reviewed certain historical financial information and operating data concerning the Corporation and HudBay which was provided by the Corporation and HudBay respectively;

(y)	reviewed certain projected financial and operating information, including without limitation, operational forecasts, financial forecasts and internal mine models, which were prepared and provided by the Corporation and HudBay;

(z)	reviewed certain internal documents, including without limitation, monthly reports, material contracts and exploration reports, which were prepared and provided by the Corporation and HudBay;

(aa)	reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of HudBay and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(bb)	reviewed the financial results of the Corporation and HudBay and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(cc)	reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(dd)	compared the consideration to be received by the holders of the Shares and its implied transaction value to the historical market prices of the common shares of HudBay;

(ee)	compared the consideration to be received by the holders of the Shares to the value per common share of HudBay implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(ff)	reviewed certain industry reports and statistics that we deemed relevant for purposes of our analysis; and

(gg)	reviewed and considered such other financial, market, technical and industry information, conducted such other investigations, analyses and discussions (including discussions with senior management, legal counsel to the Corporation and other third parties) as we considered relevant and appropriate in the circumstances.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities. Haywood Securities did not meet with the auditors of the Corporation or HudBay and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation and HudBay and the reports of the auditor thereon.

Assumptions and Limitations

With the approval and agreement of the Special Committee, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or HudBay, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, HudBay, their respective subsidiaries, associates and affiliates, and to the Transaction. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or HudBay under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or HudBay.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty. Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation and HudBay to which such financial analyses, forecasts, projections, estimates and/or budgets relate. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Corporation, and that the other transactions contemplated by the Arrangement Agreement will be consummated as described in the Arrangement Agreement. In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, HudBay and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or HudBay or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation as they are reflected in the information provided by the Corporation and as they were represented to us in our discussions with the management of the Corporation. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the common shares of HudBay will trade at any future time. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation or HudBay or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the use of the Special Committee only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval. Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the consideration to be received by the holders of the Shares in connection with the Transaction is fair, from a financial point of view, to such holders of the Shares.

Yours truly,

HAYWOOD SECURITIES INC.

APPENDIX E
INTERIM ORDER

Commercial List Court File No. 08-CL-7895
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

THE HONOURABLE MADAM	)	MONDAY, THE 22nd DAY
)
JUSTICE PEPALL	)	OF DECEMBER, 2008

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF LUNDIN MINING CORPORATION

LUNDIN MINING CORPORATION

Applicant

ORDER

THIS MOTION made by the Applicant, Lundin Mining Corporation (“Lundin”), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), for an interim order for advice and directions in connection with the within application (the “Application”), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application, Notice of Motion and the Affidavit of Ted C. Mayers sworn December 18, 2008 (the “Mayers Affidavit”), and the exhibits thereto, and on hearing the submissions of counsel for Lundin and counsel for HudBay Minerals Inc. (“HudBay”), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,

Definitions

1.	THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the notice of special meeting and management proxy circular of Lundin (the “Circular”) attached as Exhibit “A” to the Mayers Affidavit.

The Meeting

2.	THIS COURT ORDERS that Lundin shall be permitted to call, hold and conduct the Meeting, at which Lundin Shareholders (as defined in paragraph 18 below) will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix A to the draft Circular, to, among other things, authorize, approve and adopt the Arrangement and Plan of Arrangement.

3.	THIS COURT ORDERS that the record date (the “Record Date”) for the Meeting shall be 5:00 p.m. (Toronto time) on December 22, 2008.

4.	THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of Meeting forming part of the Circular (the “Notice”), the CBCA, the articles and by-laws of Lundin (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.

5.	THIS COURT ORDERS that the only persons entitled to attend at the Meeting shall be: (a) the Lundin Shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of Lundin; (c) representatives and advisors of HudBay; (d) the Director; and (e) other persons who may receive the permission of the chair of the Meeting.

6.	THIS COURT ORDERS that at the Meeting, Lundin may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

Amendments to the Arrangement and Plan of Arrangement

7.	THIS COURT ORDERS that Lundin is authorized, subject to the terms of the Arrangement Agreement and without additional notice to the Lundin Shareholders, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Lundin Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. If such amendment, revision or supplement is made following the Meeting, it shall be subject to approval by this court at the hearing for the Final Order.

Adjournments and Postponements

8.	THIS COURT ORDERS that Lundin, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Lundin Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as Lundin may determine is appropriate in the circumstances. This provision shall not limit the authority of the chair of the Meeting in respect of adjournments. Notwithstanding any adjournment or postponement of the Meeting, the Record Date shall not change.

Notice of the Meeting

9.	THIS COURT ORDERS that Lundin shall give notice of the Meeting, substantially in the form of the Notice, subject to Lundin’s ability to change dates and other relevant information in the final form of Notice.

Solicitation of Proxies

10.	THIS COURT ORDERS that Lundin is authorized to use proxies at the Meeting, substantially in the form accompanying the Circular, subject to Lundin’s ability to insert dates and other relevant information in the final form of proxy. Lundin and HudBay are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine, subject to the terms of the Arrangement Agreement.

11.	THIS COURT ORDERS that any proxy to be used at the Meeting must be received by Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or Lundin at Lundin’s registered office at 150 King Street West, Suite 1500, P.O. Box 38, Toronto, Ontario, M5H 1J9, in any case no later than 5:00 p.m. (Toronto time) on the business day that is two business days prior to the Meeting, or any date to which the Meeting may be adjourned or postponed. Notwithstanding the foregoing, and subject to the terms of the Arrangement Agreement, Lundin may waive, subject to the consent of HudBay, but has no obligation to do so, the time limits for the deposit of proxies by Lundin Shareholders if Lundin deems it advisable to do so.

12.	THIS COURT ORDERS that, unless a Lundin Shareholder who has granted a proxy has agreed that it shall be irrevocable, a Lundin Shareholder will be entitled to revoke a proxy given at any time prior to the exercise thereof at the Meeting:

(a)	by completing and signing a proxy bearing a later date and depositing it with Lundin’s transfer agent, Computershare, so that it is received not later than 5:00 p.m. (Toronto time) on the business day which is two business days before the Meeting or any date to which the Meeting may be postponed or adjourned;

(b)	by depositing an instrument in writing executed by the Lundin Shareholder or by the Lundin Shareholder’s attorney authorized in writing at the registered office of Lundin at any time up to and including the last business day immediately preceding the day of the Meeting or any adjournment thereof, or with the chair of the Meeting on the day of but prior to the commencement of the Meeting or any adjournment thereof; or

(c)	in any other manner permitted by law.

Method of Distribution of Meeting Materials and Court Materials

13.	THIS COURT ORDERS that Lundin is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, the form of proxy, the Letter of Transmittal and any other communications or documents determined by Lundin to be necessary or desirable (collectively, the “Meeting Materials”), as applicable:

(a)	to (i) registered Lundin Shareholders entitled to vote as at the Record Date, (ii) the directors of Lundin, (iii) the auditor of Lundin, (iv) HudBay, and (v) the Director, respectively, by pre-paid ordinary mail, by delivery, in person or by courier, not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Lundin as of the Record Date; and

(b)	to non-registered Lundin Shareholders by Lundin complying with its obligations under National Instrument 54-101 of the Canadian Securities Administrators, but in the case of the form of proxy or the Letter of Transmittal, as requested by intermediaries or registered nominees.

14.	THIS COURT ORDERS that Lundin is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular and any other communications or documents determined by Lundin to be necessary or desirable (collectively, the “Court Materials”), concurrently with the distribution described in paragraph 13 of this Order, to the holders of Lundin Options, by pre-paid ordinary mail or by delivery, in person or by courier, or, for those holders of Lundin Options that are currently employees, officers or directors of Lundin, by email. Distribution to such persons shall be to their addresses (whether electronic or otherwise) as they appear on the books and records of Lundin as of the Record Date.

15.	THIS COURT ORDERS that Lundin is hereby authorized to make such amendments, revisions or supplements (“Additional Information”) to the Meeting Materials and/or Court Materials as Lundin may determine in accordance with the terms of the Arrangement Agreement, and Lundin shall distribute such Additional Information by press release, newspaper advertisement, by pre-paid ordinary mail, by delivery, in person or by courier, or by the most reasonably practicable method in the circumstances as Lundin may determine.

16.	THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials, as well as any Additional Information, pursuant to paragraphs 13, 14 and 15 of this Order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials, the Court Materials or any Additional Information or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 13, 14 and 15 of this Order or to any other persons.

17.	THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials, the Court Materials and/or any Additional Information in accordance with paragraphs 13, 14 and 15 of this Order as a result of mistake or of events beyond the control of Lundin, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Lundin, then Lundin shall use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Voting

18.	THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution or such other business as may be properly brought before the Meeting shall be the holders of Lundin Shares as at the Record Date (the “Lundin Shareholders”).

19.	THIS COURT ORDERS that the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than 66 2/3% of the votes cast in respect of the Arrangement Resolution by the Lundin Shareholders present in person, or represented by proxy, at the Meeting who are entitled to vote in accordance with paragraph 18 above. Such vote shall be sufficient to authorize and direct Lundin to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Lundin Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

20.	THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution, each Lundin Shareholder is entitled to one vote for each Lundin Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

21.	THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Lundin (other than in respect of the Arrangement Resolution), each Lundin Shareholder is entitled to one vote for each Lundin Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

Dissent Rights

22.	THIS COURT ORDERS that eligible registered Lundin Shareholders shall be entitled to exercise Dissent Rights with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the CBCA (except as varied by this Order and the Plan of Arrangement), provided that notwithstanding subsection 190(5) of the CBCA, any shareholder who wishes to dissent must, as condition precedent thereto, provide written objection to the Arrangement Resolution in the form required by s.190 of the CBCA which written objection must be received by Lundin not later than 5:00 p.m. (Toronto time) on the business day which is two business days before the Meeting or any date to which the Meeting may be postponed or adjourned.

23.	THIS COURT ORDERS that eligible registered Lundin Shareholders who duly exercise such Dissent Rights and who:

(a)	are ultimately determined to be entitled to be paid by Lundin the fair value for their Lundin Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred such Lundin Shares to Lundin, for cancellation immediately prior to the Effective Time, and Lundin shall fund this payment using its own assets; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Lundin Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder, and shall be entitled to receive only the consideration contemplated in section 3.01(a) of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall HudBay, Lundin or any other person be required to recognize any Dissenting Shareholder as a holder of Lundin Shares after the Effective Time, and the names of each Dissenting Shareholder shall be deleted from the register of holders of Lundin Shares at the Effective Time.

24.	THIS COURT ORDERS that, for the purposes of the Dissent Rights available to eligible registered Lundin Shareholders in connection with the Arrangement:

(a)	the term “court” referred to in section 190 of the CBCA means this Honourable Court; and

(b)	the terms “a corporation” and “the corporation” referred to in section 190 of the CBCA means “Lundin”.

Hearing of Application for Approval of the Arrangement

25.	THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 19 hereof, Lundin shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

26.	THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a)	Lundin;

(b)	HudBay;

(c)	the Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.

27.	THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Lundin at the following address: Osler, Hoskin & Harcourt LLP, Box 50, 1 First Canadian Place, Toronto, Ontario, Canada, M5X 1B8, Attention: Laura K. Fric / Craig T. Lockwood, with a copy to counsel for HudBay at the following address: Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3C2, Attention: Lorne Silver / Robert Cohen.

28.	THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 26 shall be entitled to be given notice of the adjourned date.

29.	THIS COURT ORDERS that any materials to be filed by Lundin in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

Precedence

30.	THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating, governing or collateral to the Lundin Shares, the Lundin Options or the articles or by-laws of Lundin, this Order shall govern.

Extra-Territorial Assistance

31.	THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any Province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

32.	THIS COURT ORDERS that Lundin shall be entitled to seek leave to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

/s/ Christina Irwin
Christina Irwin
Registrar, Superior Court of Justice

ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:
DECEMBER 22, 2008
PER/PAR: CI

LUNDIN MINING CORPORATION Applicant	IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Commercial List Court File: 08-CL-7895

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

Proceeding commenced at Toronto

ORDER

Osler, Hoskin & Harcourt LLP Barristers & Solicitors Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8

Laura K. Fric (LSUC#: 36545Q) Craig T. Lockwood (LSUC#: 46668M) Tel: (416) 362-2111 Fax: (416) 862-6666

Solicitors for the Applicant Lundin Mining Corporation

APPENDIX F
NOTICE OF APPLICATION

Court File No. 08-CL-7895
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF LUNDIN MINING CORPORATION

LUNDIN MINING CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Wednesday, January 28, 2009, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	December 11, 2008	Issued by

Local registrar
		Address of	330 University Avenue
		court office	Toronto, Ontario M5G 1E6

TO:	ALL HOLDERS OF COMMON SHARES IN THE CAPITAL OF LUNDIN MINING CORPORATION

AND TO:	ALL HOLDERS OF OPTIONS EXERCISABLE FOR COMMON SHARES IN THE CAPITAL OF LUNDIN MINING CORPORATION

AND TO:	ALL HOLDERS OF STOCK APPRECIATION RIGHTS IN THE CAPITAL OF LUNDIN MINING CORPORATION

AND TO:	DIRECTORS OF LUNDIN MINING CORPORATION

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1

Registrar and Transfer Agent of Lundin Mining Corporation

AND TO:	PRICEWATERHOUSE COOPERS LLP
Royal Trust Tower, Suite 3000 Toronto-Dominion Centre 77 King Street West Toronto, Ontario M5K 1G8

Auditors of Lundin Mining Corporation

AND TO:	THE DIRECTOR
Compliance and Policy Directorate Corporations Canada, Industry Canada 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, Ontario, K1A 0C8

AND TO:	CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2
Lorne Silver Robert Cohen

Tel. (416) 869-5300 Fax (416) 360-8877

Lawyers for HudBay Minerals Inc.

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

(a)	an interim order for advice and directions under section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) of Lundin Mining Corporation (“Lundin”);

(b)	an order under sections 192(3) and 192(4) of the CBCA approving Arrangement; and

(c)	such further and other relief as this Honourable Court may deem just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

(a)	Lundin is a corporation governed by the CBCA, with its head office in Toronto, and with its common shares listed and traded on the Toronto Stock Exchange and the New York Stock Exchange, and Swedish depositary receipts representing interests in its common shares listed and traded on the OMX Nordic Exchange Stockholm AB;

(b)	the Arrangement is an “arrangement” as defined in section 192(1) of the CBCA;

(c)	section 192 of the CBCA;

(d)	all statutory requirements under the CBCA have been fulfilled or will be fulfilled by the date of the return of this Application;

(e)	Lundin is not insolvent;

(f)	it is not practicable for Lundin to effect the Arrangement under any other provision of the CBCA;

(g)	the Arrangement is in the best interests of Lundin, and is put forward in good faith;

(h)	the Arrangement is fair and reasonable;

(i)	the directions set out and shareholder approvals required pursuant to any interim order this Honourable Court may grant have been followed and obtained, or will be followed and obtained, by the date of the return of this Application;

(j)	certain of the holders of common shares in the capital of Lundin are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Lundin pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim order for advice and directions granted by this Honourable Court;

(k)	rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure;

(l)	National Instrument No. 54-101 of the Canadian Securities Administrators; and

(m)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3. If made, it is anticipated that the final order approving the Arrangement will constitute the basis for an exemption from the registration requirements pursuant to s. 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to the issuance of common shares in the capital of HudBay Minerals Inc. under the Arrangement.

4.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)	an Affidavit of a Lundin representative, to be sworn on behalf of Lundin, with exhibits thereto, outlining the basis for an interim order for advice and directions;

(b)	a further Affidavit(s), to be sworn on behalf of Lundin, with exhibits thereto, including an Affidavit outlining the basis for the final order approving the Arrangement, and reporting as to compliance with any interim order and the results of any meeting conducted pursuant to such interim order; and

(c)	such further and other material as counsel may advise and this Honourable Court may permit.

December 11, 2008	OSLER, HOSKIN & HARCOURT LLP Barristers & Solicitors Box 50, 1 First Canadian Place Toronto, Canada M5X 1B8

Laura K. Fric (LSUC #: 36545Q) Craig T. Lockwood (LSUC#: 46668M)

Tel: (416) 362-2111 Fax: (416) 862-6666

Lawyers for the Applicant, Lundin Mining Corporation

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	and	LUNDIN MINING CORPORATION	Court File No: 08-CL-7895
Applicant
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF LUNDIN MINING CORPORATION

Ontario SUPERIOR COURT OF JUSTICE

Proceeding commenced at «place»

NOTICE OF APPLICATION

OSLER, HOSKIN & HARCOURT LLP Barristers & Solicitors Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8

Laura K. Fric (LSUC #: 36545Q) Craig T. Lockwood (LSUC#: 46668M) Tel: 416.862.2111 Fax: 416.862.6666

Lawyers for the Applicant

F. 1113626

APPENDIX G
SECTION 190 OF THE CANADIAN BUSINESS CORPORATIONS ACT

190. (1)  Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties — On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX H
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS OF HUDBAY MINERALS INC.

HUDBAY MINERALS INC.

Pro Forma Consolidated Balance Sheet
As at September 30, 2008
(unaudited) (C$000s)

				Pro forma
	HudBay	Lundin	Lundin	adjustments	Pro Forma
	C$	US$	C$	C$	C$
				Note 3a
ASSETS
CURRENT
Cash, cash equivalents and short-term investments	844,384	45,342	48,057		892,441
Cash in trust	3,357	171	181		3,538
Accounts receivable	66,861	115,613	122,536		189,397
Inventories	155,930	50,944	53,995		209,925
Prepaid expenses and other current assets	3,994	8,899	9,432		13,426
Current portion of fair value of derivatives	5,121	—	—		5,121
Future income tax and mining tax assets	20,906	—	—		20,906

	1,100,553	220,969	234,201		1,334,754
Reclamation fund	—	55,932	59,281		59,281
Property, plant and equipment	783,566	1,971,882	2,089,964	(59,119)
				(1,657,222)	1,157,189
Long-term investments and other assets	14,525	1,585,476	1,680,419	(853)
				(1,249,221)	444,870
Future income tax assets	14,087	122,793	130,146	161,571	305,804
Goodwill	—	386,047	409,165	(409,165)	—

	$1,912,731	$4,343,099	$4,603,176	$(3,214,009)	$3,301,898

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	127,591	184,589	195,644	13,000	336,235
Taxes payable	17,408	7,072	7,495		24,903
Deferred revenue	—	5,209	5,521	(5,521)	—
Other current liabilities	37,816	91	96		37,912
Current portion of long-term debt and capital leases	3,194	5,949	6,305		9,499

	186,009	202,910	215,061	7,479	408,549
Long-term debt and capital leases	139	234,212	248,237		248,376
Pension obligations	30,093	16,437	17,421		47,514
Other employee future benefits	73,704	—	—		73,704
Asset retirement obligations	42,139	118,686	125,793		167,932
Other	—	23,086	24,469	12,531	37,000
Deferred revenue	—	139,812	148,184	(148,184)	—
Future income tax liability	13,687	456,959	484,323	(372,677)	125,333
Fair value of derivatives	12,401	—	—		12,401
Non-controlling interest	—	438	464		464

	358,172	1,192,540	1,263,952	(500,851)	1,121,273

SHAREHOLDERS’ EQUITY
Share capital	632,132	3,219,948	3,412,769	(2,786,951)	1,257,950
Contributed Surplus	30,358	22,614	23,968	(23,720)	30,606
Retained earnings (deficit)	896,470	(205,961)	(218,295)	(327,960)
				546,255	896,470
Accumulated other comprehensive (loss) income	(4,401)	113,958	120,782	(120,782)	(4,401)

	1,554,559	3,150,559	3,339,224	(2,713,158)	2,180,625

	$1,912,731	$4,343,099	$4,603,176	$(3,214,009)	$3,301,898

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements

HUDBAY MINERALS INC.

Pro Forma Consolidated Statement of Earnings
for the nine month period ended September 30, 2008
(unaudited) (C$000s, except for share and per share amounts)

		HMI Nickel			Proforma
	HudBay	Adjusted	Lundin	Lundin	adjustments	Note 4	Proforma
	C$	C$	US$	C$
		(Note 4 a)

Revenue	803,113	—	791,758	806,189			1,609,302

Expenses
Operating costs	530,027	—	351,829	358,242			888,269
Fenix development costs	—	8,324	—	—			8,324
Depreciation and amortization	67,982	864	162,250	165,207	(77,598)	d	156,455
General and administrative	22,095	19,089	32,091	32,676			73,860
Stock-based compensation expense	9,819	3,817	8,736	8,895	(8,658)	e	13,873
Accretion of asset retirement obligations	2,812	—	10,049	10,232			13,044
Foreign exchange (gain) loss	(7,589)	827	336	342			(6,420)

	625,146	32,921	565,291	575,594	(86,526)		1,147,405

EARNINGS BEFORE UNDERNOTED	177,967	(32,921)	226,467	230,595	86,526		461,897
Exploration	(19,886)	(866)	(29,476)	(30,013)			(50,765)
Interest and financing expenses	(620)	(5,218)	(10,186)	(10,372)			(16,210)
Interest and other income	20,956	1,667	3,303	3,363			25,986
(Loss) gain on derivative instruments	(2,228)	—	1,935	1,970			(258)
Asset impairment losses	(27,237)	—	(381,034)	(387,979)			(415,216)
Share of losses of equity investee	(3,915)	—	—	—	3,915	c	—

EARNINGS BEFORE TAXATION	145,037	(37,338)	(188,991)	(192,436)	89,221		5,434
Tax expense	87,503	—	39,614	40,336	19,826	d	147,665

NET EARNINGS	57,534	(37,338)	(228,605)	(232,772)	70,345		(142,231)

Basic and diluted earnings per share	$0.44						$(0.46)

Weighted average basic shares outstanding	130,159,412				181,306,706	f	311,466,118

Weighted average diluted shares outstanding	131,131,242				181,306,706	f	312,437,948

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements.

HUDBAY MINERALS INC.

Pro Forma Consolidated Statement of Earnings
for the year ended December 31, 2007
(unaudited) (C$000s, except for share and per share amounts)

				Lundin	Proforma
	HudBay	HMI Nickel	HMI Nickel	Adjusted	adjustments	Note 4	Pro forma
	C$	US$	C$	C$
				Note 4b

Revenue	1,269,841	—	—	1,253,845			2,523,686

Expenses
Operating costs	730,748	—	—	441,068			1,171,816
Fenix development costs	—	15,650	16,736	—			16,736
Depreciation and amortization	94,697	423	452	215,326	(75,712)	d	234,763
General and administrative	18,188	6,718	7,184	37,658			63,030
Stock-based compensation expense	11,979	5,418	5,794	12,859	(12,218)	e	18,414
Accretion of asset retirement obligations	3,282	—	—	11,422			14,704
Foreign exchange loss (gain)	22,578	(1,362)	(1,457)	23,546			44,667

	881,472	26,847	28,709	741,879	(87,930)		1,564,130

EARNINGS BEFORE UNDERNOTED	388,369	(26,847)	(28,709)	511,966	87,930		959,556
Exploration	(33,067)	(4,257)	(4,552)	(39,344)			(76,963)
Interest and financing expenses	(1,378)	(4,152)	(4,440)	(31,309)			(37,127)
Interest and other income	35,219	4,050	4,331	113,087			152,637
Loss on derivative instruments	(3,515)	—	—	(44,294)			(47,809)
Asset impairment losses	(20,172)	—	—	(580,795)			(600,967)

EARNINGS BEFORE TAXATION	365,456	(31,206)	(33,370)	(70,689)	87,930		349,327
Tax expense	138,317	—	—	71,805	18,533	d	228,655

NET EARNINGS	227,139	(31,206)	(33,370)	(142,494)	69,397		120,672

Basic earnings per share	$1.79						$0.39

Diluted earnings per share	$1.77						$0.39

Weighted average basic shares outstanding	126,847,106				184,307,662	f	311,154,768

Weighted average diluted shares outstanding	128,507,554				184,307,662	f	312,815,216

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements.

HUDBAY MINERALS INC.

Notes to the Pro Forma Consolidated Financial Statements
As at and for the nine months ended September 30, 2008 and
for the year ended December 31, 2007
(Unaudited) (Expressed in C$)

1)	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of HudBay Minerals Inc. (“HudBay” or “the Company”) as at and for the nine months ended September 30, 2008 and for the year ended December 31, 2007 have been prepared by management after giving effect to the acquisition by HudBay of Lundin Mining Corporation (“Lundin”) and Skye Resources Inc. (since renamed HMI Nickel Inc. “HMI Nickel”) and the acquisition of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) by Lundin as described in Note 3. These pro forma consolidated financial statements have been compiled from and include:

(a)	A pro forma balance sheet combining the unaudited interim balance sheet of HudBay as at September 30, 2008 with the unaudited interim balance sheet of Lundin as at September 30, 2008.

(b)	A pro forma statement of earnings combining the consolidated statement of earnings of HudBay for the year ended December 31, 2007, with the consolidated statement of operations of Lundin for the year ended December 31, 2007, the consolidated statement of earnings of HMI Nickel for the year ended December 31, 2007 and the unaudited interim consolidated statement of operations of Rio Narcea for the six months ended June 30, 2007.

(c)	A pro forma statement of earnings combining the unaudited consolidated statement of earnings of HudBay for the nine months ended September 30, 2008 with the unaudited consolidated statement of operations of Lundin for the nine months ended September 30, 2008 and the unaudited interim consolidated statement of operations of HMI Nickel for the six months ended June 30, 2008.

The September 30, 2008 pro forma consolidated balance sheet has been prepared as if the acquisition of Lundin as described in Note 3 had occurred on September 30, 2008. The pro forma consolidated statement of earnings for the nine months ended September 30, 2008 and the pro forma consolidated statement of earnings for the year ended December 31, 2007 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2007.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a basis consistent with HudBay’s accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of HudBay which would have actually resulted had the transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments do not give effect to operating efficiencies, cost savings, or synergies that may result from the proposed acquisition.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of HudBay and Lundin described above.

The financial statements of Lundin, HMI Nickel and Rio Narcea are presented in a different format than HudBay’s and, in order to facilitate their inclusion in the pro forma consolidated financial statements certain of their figures have been reclassified to conform to HudBay’s presentation. The pro forma consolidated financial statements have been prepared using management’s best estimate of the required adjustments to ensure consistency of accounting policies and compliance with Canadian GAAP based on enquiry and analysis. Actual adjustments to record the results of operations and financial position of Lundin, HMI Nickel and Rio Narcea on a consistent basis with the accounting policies of HudBay may differ from the amounts estimated.

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of HudBay for the year ended December 31, 2007, and the unaudited interim consolidated financial statements of HudBay for the nine months ended September 30, 2008. In preparing the unaudited pro forma consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after the consummation of the proposed acquisition of Lundin. The significant accounting policies of Lundin conform in all material respects to those of HudBay.

3)	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET

(a)	Acquisition of Lundin

The proposed acquisition of Lundin will be completed through a plan of arrangement that will result in share consideration of 0.3919 HudBay shares for each Lundin share, resulting in a total of 153.1 million HudBay shares being issued. The fair value of the HudBay shares is based on the average closing price of HudBay shares on the Toronto Stock Exchange for the two days before, the day of, and the two days after November 21, 2008, which is the date of the announcement of the transaction.

Upon entering into the plan of arrangement, HudBay concurrently subscribed for 97 million Lundin shares through a private placement at $1.40 per share, amounting to total proceeds to Lundin for shares issued of $135.8 million. HudBay recorded an investment upon the transfer of cash to Lundin. In the pro forma balance sheet the investment has been eliminated upon consolidation by a reduction in the share capital of Lundin and the net cash position remains unchanged as a result of the transaction.

The business combination has been accounted for as an acquisition by HudBay of Lundin as at September 30, 2008, and the purchase method of accounting has been applied. The consideration given, including the private placement proceeds, has been allocated on a preliminary basis to the net assets acquired, including future income tax effects of the acquisition, as follows:

(000s)

Cash	$183,853
Other current assets	186,144
Property, plant and equipment	306,105
Exploration and development properties	67,521
Future income tax assets	291,717
Long-term investments and other assets	489,624

1,524,964
Current liabilities	(209,542)
Long-term debt and capital leases	(248,237)
Future income tax liabilities	(111,646)
Other liabilities	(180,676)

$774,863

Consisting of:
Shares issued on acquisition	$625,819
Private placement consideration	135,796
Stock options converted at acquisition	248
Estimated costs of acquisition	13,000

$774,863

A total of 11.9 million Lundin stock options outstanding at September 30, 2008 are converted to HudBay stock options at the same conversion ratio as applies to common shares, resulting in 4.7 million new HudBay options. Of this total, 3.0 million of the new options are vested at the acquisition date. The fair value of the vested options of $0.2 million is included in the purchase consideration. The remaining 1.7 million options will be expensed over their remaining vesting period as a charge to the earnings of HudBay (item 4 (e)).

HudBay will incur costs related to legal and financial advisory, stock exchange fees, severance obligations and other expenses totaling an estimated $13.0 million.

(b)	Acquisition of HMI Nickel

On June 27, 2008, the Company acquired 12,679,266 common shares of HMI Nickel at a total cost of $95.2 million in a private placement. On August 26, 2008, the Company acquired all of the remaining issued and outstanding common shares HMI Nickel pursuant to a court-approved plan of arrangement. In exchange for each HMI Nickel common share, HMI Nickel shareholders received 0.61 of a HudBay common share plus $0.001 in cash. In addition, the Company exchanged HMI Nickel’s outstanding stock options and warrants for similar securities of HudBay at an exchange ratio of 0.61 and at a price equivalent to the original purchase price divided by 0.61. In total, HudBay issued as consideration 31,295,685 common shares, granted 1,864,404 stock options and assumed 1,894,050 warrants.

The Company has accounted for the acquisition as a purchase of assets and has included the net assets and results of operations of HMI Nickel in its consolidated financial statements from August 26, 2008.

(c)	Acquisition of Rio Narcea by Lundin

On July 17, 2007, Lundin acquired 85.5% of the issued common shares and 73.3% of the outstanding warrants of Rio Narcea. As at December 31, 2007, Lundin had acquired all of the issued and outstanding shares and warrants for cash payments totaling $918 million.

Concurrent with the offer to purchase Rio Narcea, Lundin signed an option agreement with Red Back Mining Inc. for the sale of Rio Narcea’s Tasiast gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

The purchase price was financed in part by an $800 million syndicated senior credit facility, which was reduced by the $225 million proceeds from the sale of the Tasiast gold mine.

This acquisition was accounted for as a business combination using the purchase method and Lundin consolidated the net assets and result of operations of Rio Narcea from July 17, 2007.

(d)	Rates of exchange used in pro forma financial statements

The financial statements of Lundin, HMI Nickel and Rio Narcea are denominated in US Dollars and have been translated into Canadian Dollars using the following exchange rates:

Exchange Rate

Pro forma balance sheet as at September 30, 2008	C$	1.00: US$0.9435
Pro forma statement of earnings for the nine months ended September 30, 2008	C$	1.00: US$0.9821
Pro forma statement of earnings for the year ended December 31, 2007	C$	1.00: US$0.9351

4)	ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Adjustments to the pro forma consolidated statements of earnings for the year ended December 31, 2007 and for the nine months ended September 30, 2008 are as follows:

(a)	Adjusted HMI Nickel income statement

HudBay acquired control of HMI Nickel on August 26, 2008. The most recently reported financial statements for HMI Nickel were prepared as of June 30, 2008. HMI Nickel incurred operating expenses during the period from June 30, 2008 to August 26, 2008. The expenses have been added to HMI Nickel’s statement of loss for the six months ended June 30, 2008 as follows:

				For the period from
	For the six months			January 1, 2008 to
	ended June 30, 2008			August 26, 2008
	HMI	HMI	Stub period	Adjusted
	Nickel	Nickel	expenses	HMI Nickel
	US$000s	C$000s	C$000s	C$000s

EXPENSES
Fenix development costs	6,630	6,751	1,573	8,324
Depreciation and amortization	781	795	69	864
General and administrative	4,881	4,970	14,119	19,089
Stock-based compensation	3,645	3,711	106	3,817
Foreign exchange loss	676	688	139	827
Exploration	744	758	108	866
Interest and financing expenses	1,491	1,518	3,700	5,218
Interest and other income	(1,272)	(1,295)	(372)	(1,667)

NET LOSS	17,576	17,896	19,442	37,338

(b)	Adjusted Lundin statement of operations

Lundin acquired Rio Narcea as described above in Note 3 (c). The adjustments to Lundin’s 2007 consolidated statement of operations to incorporate the results of Rio Narcea for the period from January 1, 2007 to July 16, 2007, including adjustments required to reflect the sale of the Tasiast gold mine, are as follows:

			Six months
			ended June 30,				Pro forma for
	Year ended		2007				year ended
	December 31, 2007		Rio	Rio			December 31, 2007
	Lundin	Lundin	Narcea	Narcea	Adjustments		Lundin
	US$000s	C$000s	US$000s	C$000s	C$000s		C$000s

REVENUE	1,059,722	1,133,271	112,749	120,574			1,253,845

EXPENSES
Operating costs	379,295	405,620	33,147	35,448			441,068
Depreciation and amortization	175,692	187,886	6,438	6,885	(184)	ii
					20,739	i	215,326
General and administrative	30,785	32,922	5,951	6,364	(1,628)	ii	37,658
Stock-based compensation	12,024	12,859	636	680	(680)	iv	12,859
Accretion of asset retirement obligations	9,085	9,716	1,595	1,706			11,422
Foreign exchange gain	18,622	19,914	2,636	2,819	813	ii	23,546
Exploration	35,374	37,829	1,417	1,515			39,344
Interest and financing expenses	13,470	14,405	298	319	16,585	iii	31,309
Loss on derivative instruments	34,526	36,922	7,120	7,614	(242)	ii	44,294
Interest and other income	(103,140)	(110,298)	(3,591)	(3,840)	650	ii	(113,488)
Asset impairment losses	543,101	580,795	—	—			580,795
Share of losses of equity investee	375	401	—	—			401

	1,149,209	1,228,971	55,647	59,510	36,053		1,324,534

INCOME BEFORE TAXES	(89,487)	(95,700)	57,102	61,064	(36,053)		(70,689)
Tax expense	64,670	69,158	14,129	15,110	61	ii
					(6,302)	iii
					(6,222)	i	71,805

NET (LOSS) INCOME	(154,157)	(164,858)	42,973	45,954	(23,590)		(142,494)

(i)	To increase depreciation and related tax effects, to reflect the increase in the book values for property, plant and equipment resulting from the allocation of the purchase price to the net assets.

(ii)	To remove the operating results of Tasiast included in Rio Narcea’s statement of earnings.

(iii)	To adjust interest expense and related income tax recovery to reflect the drawdown of the debt facility, net of Tasiast proceeds, from January 1, 2007.

(iv)	To remove stock-based compensation to reflect acquisition as at January 1, 2007.

(c)	To eliminate the loss resulting from the Company’s equity investment in HMI Nickel prior to the acquisition of control. Prior to the acquisition of control of HMI Nickel, HudBay acquired 12,679,266 common shares of HMI Nickel in a private placement transaction for total consideration of $95.2 million. The private placement was completed on June 27, 2008. For the period between June 27, 2008 and August 26, 2008, when HudBay acquired all of the remaining issued and outstanding shares of HMI Nickel, HudBay accounted for the investment according to the equity method and recorded a loss of $3.9 million.

(d)	To adjust depreciation expense as a result of the allocation of the purchase price to the fair value of property, plant and equipment and the related future income tax effects.

(e)	To remove stock-based compensation expense for the converted Lundin options that vested on the acquisition of Lundin and to record the stock-based compensation expense for those converted Lundin options that continue to vest as HudBay options after the acquisition.

(f)	The pro forma earnings per share has been calculated assuming that the 153.1 million common shares to be issued upon acquisition of Lundin and 31.3 million common shares issued upon the acquisition of HMI Nickel were issued at the beginning of the period. The effects of options issued are not considered as they are anti-dilutive.

Any questions and requests for assistance may be directed to Lundin Mining
Corporation’s Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1392

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272